As filed with the Securities and Exchange Commission on September 15, 2008.

Registration No. 333-152425

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GCL Silicon Technology Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Suite 3601, Two Exchange Square

Central, Hong Kong

(852) 2526 8368

(Address telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8641

(Name, address and telephone number of agent for service)

Copies to:

Douglas A Tanner, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 Tel: (212) 530-5000 Fax: (212) 822-5219	Chris Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong Tel: (852) 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered		Proposed maximum offering price per ordinary share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Ordinary Shares, par value $0.00001 per share(1)(2)		(2)(3)		$(3)	$725,000,000	(3)	$33,896.25	(4)

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents four ordinary shares.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this Registration Statement and the date the shares are first bona fide offered to the public, and (ii) ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 15, 2008

American Depositary Shares

GCL Silicon Technology Holdings Inc.

REPRESENTING              ORDINARY SHARES

GCL Silicon Technology Holdings Inc. is offering              American depositary shares, or ADSs, each representing four ordinary shares. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate that the initial public offering price of the ADSs will be between $             and $             per ADS.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GCL”.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15.

PRICE $             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

The selling shareholders have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs on         , 2008.

MORGAN STANLEY	CREDIT SUISSE

HSBC

COWEN AND COMPANY	PIPER JAFFRAY

                    , 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information which is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, these ADSs only in jurisdictions where offers to buy and sell are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or time of any sale of our ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the ADSs and the distribution of the prospectus outside the United States.

Until             , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” before deciding whether to buy our ADSs.

Overview

We supply polysilicon and wafers to companies operating in the solar industry. Polysilicon is the primary raw material for wafers used in the solar and electronics industries. We manufacture polysilicon at our production complex in Xuzhou, Jiangsu Province, China and intend to establish a second polysilicon production complex in Xilinhot, Inner Mongolia, China. We also intend to commence wafer manufacturing in Xuzhou in the third quarter of 2009. Our business was founded in March 2006 and we intend to ramp up our production capacity to 24,000 metric tonnes, or MT, per year by December 2010. We currently plan to build 2.7 gigawatts, or GW, of wafer production capacity by the end of 2011. We commenced construction of our first polysilicon production facility, our Xuzhou Phase I production facility, which produces solar grade polysilicon, in July 2006 and produced our first batch of polysilicon in September 2007. In the six months ended June 30, 2008, we produced 661 MT of polysilicon. For the months of July and August 2008, we produced 175 MT and 185 MT of polysilicon, respectively. We began selling wafers produced for us through tolling arrangements with third party manufacturers in the second quarter of 2008 and expect wafer sales to contribute a significant majority of our revenues after 2009.

We ramped up our Xuzhou Phase I production facility to its designed annual capacity of 1,500 MT in March 2008. We commenced commercial production of our Xuzhou Phase II production facility in July 2008 and expect it to achieve its fully ramped up capacity by December 2008. In December 2007, we commenced preparation for construction of our Xuzhou Phase III production facilities, which are expected to have an aggregate annual production capacity of 10,500 MT. We have already commenced equipment installation and expect our Xuzhou Phase III production facilities to commence commercial production in December 2008. We intend to fully ramp up our Xuzhou Phase III production facilities by February 2010. We have begun planning for our Xilinhot production facilities and expect to begin construction activities in October 2008. We expect to commence commercial production at our Xilinhot production facilities in December 2009 and to fully ramp it to its designed annual capacity of 10,500 MT by December 2010. We have implemented proven technologies in our polysilicon production facilities. We utilize a modified Siemens process to produce polysilicon and, starting from Xuzhou Phase II onwards, our production facilities are designed to produce both solar and electronic grade polysilicon.

We use industrial trichlorosilane, or TCS, to produce polysilicon. TCS is one of the main and most costly production inputs, and to date, we have relied on third party suppliers for most of our TCS requirements. To reduce our reliance on TCS from third party suppliers, we are increasingly incorporating TCS production into our production process. We integrated the hydrochlorination process for our Xuzhou Phase I production facility in February 2008 and in our Xuzhou Phase II production facility in September 2008. For the six months ended June 30, 2008 and the months ended July and August 2008, approximately 7%, 23% and 36% of the TCS we consumed was produced in-house, respectively. Our Taixing joint venture has constructed a TCS production facility with an initial annual capacity of 20,000 MT in Taizhou, Jiangsu Province, China, which commenced commercial production in September 2008. We have already successfully used the TCS produced by our Taixing joint venture in our polysilicon production process. We intend to increase the Taixing joint venture annual TCS production capacity to up to 60,000 MT by 2010. Upon ramp up of this facility, we expect to substantially reduce our reliance on third parties for our TCS requirements.

We intend to begin construction of our first multicrystalline and monocrystalline wafer production facility in Xuzhou by the end of 2008 and expect to commence pilot production by the third quarter of 2009. We intend to ramp up these facilities to a combined 0.8 GW production capacity by the end of 2009 and to further expand our production capacity to 1.9 GW by the end of 2010 and to 2.7 GW by the end of 2011. We have entered into equipment supply contracts to purchase over half of the wire saws and squarers for our expansion to 1.9 GW with the first deliveries expected to commence in the second quarter of 2009 and have identified several domestic producers of ingot furnaces. We also intend to explore opportunities to further expand our wafer production capacity through strategic acquisitions and partnerships. Until we have sufficient in-house wafer production capacity, we will continue to rely on medium- to short-term wafer tolling arrangements to support our wafer sales. We are currently in preliminary discussions with our wafer tolling producer, Changzhou Huasheng Hengneng Optoelectronics Co., Ltd., or Huasheng, with respect to a potential acquisition of such producer to increase our in-house wafer production capacity.

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contracts prices of $21.3 billion (RMB146.2 billion). The majority of these contracts extend to 2015. We have contracted to sell approximately 90% of our anticipated production from now to the end of 2015 under our current supply agreements after giving effect to our current polysilicon expansion plan to 24,000 MT and wafer expansion plan to 2.7 GW. Our existing contracts generally require customers to make advance payments or provide financial guarantees or support, have pre-set prices which decline significantly over the length of the contract and have pre-set volumes that increase significantly in the early years of the contract. We agreed to supply approximately 8.4 GW of wafers and approximately 3,510 MT of polysilicon to JA Solar at a total contract price of $9.4 billion (RMB64.8 billion) through 2015, approximately 2.2 GW of wafers and approximately 16,926 MT of polysilicon to Trina Solar at a total contract price of $4.0 billion (RMB27.2 billion) through 2015, approximately 1.8 GW of wafers and approximately 510 MT of polysilicon to Canadian Solar at a total contract price of $2.2 billion (RMB15.2 billion) through 2015, approximately 1.1 GW of wafers and approximately 9,420 MT of polysilicon to Suntech at a total contract price of $2.6 billion (RMB17.8 billion) through 2012, approximately 0.9 GW of wafers to AIDE at a total contract price of $1.1 billion (RMB7.3 billion) through 2015, approximately 0.7 GW of wafers to Solarcell at a total contract price of $0.9 billion (RMB6.3 billion) through 2015 and 9,990 MT of polysilicon to Solarfun at a total contract price of $1.1 billion (RMB7.6 billion) through 2015. See “Business—Customers and Markets”. Prior to our entry into these supply contracts, we sold all of our polysilicon on the spot market to major Chinese solar manufacturers.

For the year ended December 31, 2007, we sold 153 MT of polysilicon, all in the three months ended December 31, 2007. For the six months ended June 30, 2008, we sold 551 MT of polysilicon and 10.1 MW of wafers. Our revenues for the year ended December 31, 2007 and the six months ended June 30, 2008 were $40.8 million and $173.6 million, respectively. Net loss attributable to holders of ordinary shares was $2.9 million in the year ended December 31, 2007 and net profit attributable to holders of ordinary shares was $66.4 million in the six months ended June 30, 2008.

Our business in China is conducted through our subsidiary, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or JZPTD. For all periods for which financial statements are presented in this prospectus, we or our predecessor owned 64% of JZPTD. Prior to this offering, Sun Wave Group Ltd., or Sun Wave, and Greatest Joy International Limited, or Greatest Joy, acquired 20% and 16% equity interest of JZPTD, respectively, from the remaining minority shareholders. These two companies are jointly owned by entities affiliated with Mr. Zhu Gongshan, our chairman, and Moonchu Foundation for Culture & Education, or Moonchu, a charitable entity established by Mr. Zhang Songyi, one of our directors, and his family. We intend to acquire Sun Wave and Greatest Joy concurrently with the closing of this offering so that we will own 100% of JZPTD. See “— Corporate Structure — Corporate Structure Immediately After the Acquisition and the Offering” and “Related Party Transactions — Acquisition of 36% JZPTD Onshore Equity Interests”.

Our Competitive Strengths

We believe that the following competitive strengths of our company enable us to compete effectively and to capitalize on the rapid growth in the market for polysilicon and wafers:

•	proven capability in constructing and ramping up polysilicon production capacity;

•	contracted customer revenues;

•	cost effective production process, facilities and operations; and

•	experienced management team.

Our Strategies

Our goal is to become a leading global supplier of wafers for the solar industry. We intend to achieve this goal by pursuing the following strategies:

•	significantly expanding polysilicon production capacity;

•	establishing in-house wafer production capacity;

•	reducing our production costs;

•	investing in technology development; and

•	selectively pursuing strategic acquisitions, investments and alliances to expand our business.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect our business, results of operations and financial condition:

•	our limited operating history may not serve as an adequate measure of our future prospects and results of operations;

•	if we are unable to manage our growth effectively, our business and financial results may be adversely affected;

•	we did not achieve profitability until the three months ended December 31, 2007 and we may not maintain profitability;

•	we may not be successful in producing polysilicon cost-effectively;

•

we do not yet have National Development and Reform Commission of the PRC, or NDRC, approval for the remaining 4,500 MT of our Xuzhou Phase III production facilities and our Xilinhot production facilities and failure to get such approvals could adversely affect our growth and profitability;

•	we have no experience in wafer production and may not be able to establish in-house production;

•

our Taixing joint venture has not obtained land use rights and related planning and construction permits for the buildings it is constructing and the approval for its pilot production from the bureau of environmental protection and may be required to stop operations, further expansion and cure deficiencies and could be subject to fines;

•	we operate in a highly competitive market and we may not be able to compete successfully with competitors who have greater resources than us;

•	our future success depends substantially on our ability to significantly expand both our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties;

•	Development of our proposed Xilinhot polysilicon production facilities will be in a geographical region in which we and our affiliates have no prior experience;

•

any failure by us to control the use or to adequately restrict the discharge of hazardous substances or to obtain work safety and professional health approvals could subject us to potentially significant monetary damages and fines or suspensions in our business operations;

•	assertions that we or our affiliates have participated in misappropriation of trade secrets could result in severe monetary damages or injunctive relief;

•

we do not have the land use rights for the land on which we are building our Xuzhou Phase III production facilities and we have not obtained the required construction permits for our Xuzhou Phase III production facilities. Without such rights and permits we may be forced to terminate the construction of our Xuzhou Phase III production facilities;

•

if we are unable to remedy the material weakness and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting and other obligations;

•

if we were required to obtain the prior approval of the MOFCOM, for or in connection with our restructuring, or of the CSRC, for or in connection with this offering and the listing and trading of our ADSs on the New York Stock Exchange, our failure to do so could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; and

•	uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

See “Risk Factors” and other information included in this prospectus for a more detailed discussion of these and other risks, uncertainties and challenges that we face.

Corporate Information

Our principal executive offices are located at Suite 3601, Two Exchange Square, Central, Hong Kong and our telephone number at that location is (852) 2526 8368. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is CT Corporation System at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Our website address is http://www.gcl-silicon.com. Information contained on our website does not constitute a part of this prospectus.

Conventions Which Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “GCL” refer to GCL Silicon Technology Holdings Inc., a Cayman Islands company, and its subsidiaries;

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“GCL HK” refers to GCL Silicon Technology Holdings Limited, a Hong Kong company, wholly-owned by our company;

•	“Happy Genius” means Happy Genius Holdings Limited, our principal shareholder which is indirectly owned and controlled by Mr. Zhu Gongshan, our chairman;

•	“JZPTD” refers to Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., our operating company in China;

•	“Taixing JV” or “Taixing joint venture” refers to Taixing Zhongneng Far East Polysilicon Technology Development Co., Ltd.;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share;

•	“convertible redeemable preferred shares” or “Series A Shares” refers to our Series A Convertible Redeemable Preferred Shares;

•	“floating rate bonds” refers to our Tranche A Floating Rate Secured Redeemable Bonds due 2009 and our Tranche B Floating Rate Secured Convertible Bonds due 2009;

•	“Golden Concord Group” refers to the group of companies controlled by Mr. Zhu Gongshan, our chairman;

•

“2008 Convertible Bonds” refers to the convertible bonds we intend to issue in connection with the acquisition of 36% of the equity interests of JZPTD from entities affiliated with Mr. Zhu Gongshan, our chairman, and Moonchu, concurrently with this offering, which will be transferred to the holders of exchangeable bonds issued by Happy Genius;

•

“watts” or “W” refer to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatts” or “GW” means one billion watts, GW when used to calculate the amount of wafers sold pursuant to our wafer contracts assume an output of 2.4 W from a cell manufactured from each 125 mm x 125 mm monocrystalline wafer and 3.7 W from a cell manufactured from each 156 mm x 156 mm multicrystalline wafer;

•	“Xilinhot production facilities” refers to our proposed polysilicon production facilities with a designed annual production capacity of 10,500 MT in Xilinhot, Inner Mongolia; and

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise mentioned, all numbers of our shares and ADSs set forth in this prospectus assume: (1) no exercise by the underwriters of their option to purchase up to             additional ADSs from the selling shareholders to cover over-allotments; (2) conversion of all outstanding convertible redeemable preferred shares into 16,667,000 ordinary shares upon completion of this offering; (3) conversion of our outstanding Tranche B Floating Rate Secured Convertible Bonds due 2009 into 27,183,400 ordinary shares, (4) the issuance of 268,537,970 shares to entities affiliated with Mr. Zhu Gongshan and Moonchu in connection with the acquisition of the 36% of JZPTD concurrently with the closing of this offering assuming that the ADSs are sold at $             per ADS (the midpoint of the estimated range of the initial public offering price). If the initial public offering price is less than $             per ADS, the number of shares issued will be lower, as discussed under “Related Party Transactions—Acquisition of 36% of JZPTD Onshore Equity Interests”; (5) exclusion of 50,000,000 ordinary shares issuable upon exercise of options issued under the 2007 Share Incentive Plan and 15,000,000 ordinary shares available for grant under our 2008 Restricted Share Compensation Plan; and (6) exclusion of              ordinary shares, issuable in the form of ADSs upon conversion of the 2008 Convertible Bonds being issued at the

closing of this offering in connection with our purchase of the remaining 36% of JZPTD, assuming that the ADSs are sold at $             per ADS, the midpoint of the estimated range of the initial public offering price. Assuming the initial public offering price is $1.00 less than $             per ADS, the number of shares issued upon conversion would increase by              shares.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8591 to $1.00, the noon buying rate in effect on June 30, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 12, 2008, the noon buying rate was RMB6.7810 to $1.00.

CORPORATE STRUCTURE

Ownership of Our Business

In March 2006, our operating subsidiary in China, JZPTD, was formed, as a limited liability company, by Guotai Energy Investments Ltd., or Guotai, Suyuan Group Ltd., or Suyuan, Beijing Zhongneng Renewable Energy Investments Ltd., or Beijing Zhongneng, Xuzhou Suyuan Group Ltd., or Xuzhou Suyuan, Nanjing Linyang Power Investment, or Nanjing Linyang and Hebei Jinglong Group Ltd., or Hebei Jinglong. At JZPTD’s inception, Guotai, Suyuan, Beijing Zhongneng, Xuzhou Suyuan, Nanjing Linyang and Hebei Jinglong held 55%, 15%, 10%, 10%, 5% and 5%, respectively, of JZPTD. Guotai and Beijing Zhongneng were originally owned by Mr. Zhu Gongshan. In September 2007, Mr. Zhu Gongshan became our chairman as a result of the transactions described below.

In November 2006, GCL Silicon Technology Holdings Limited, or GCL HK, was formed as a limited liability company in Hong Kong. Mr. Zhang Songyi owned a controlling interest in GCL HK through Happy Genius. GCL HK agreed to purchase 64% of JZPTD from Guotai and Beijing Zhongneng on November 29, 2006 and completed the purchase on December 13, 2006. In May 2007, our company was formed in the Cayman Islands and owned by Mr. Zhang Songyi through Happy Genius.

From December 2006 to April 2007, Mr. Zhang Songyi sold shares of Happy Genius to various individuals and institutional investors aggregating approximately 10% of the ownership of Happy Genius, a substantial majority of the proceeds of which were downstreamed through Happy Genius and GCL HK to JZPTD to finance the construction of our Xuzhou Phase I production facility and provide working capital. On August 10, 2007, Mr. Zhang Songyi agreed to sell the remaining shares of Happy Genius held by him, after completion of the reorganization discussed below, to Boulina Investments Limited, or Boulina, a company owned by Mr. Zhu Gongshan. On August 21, 2007, as part of the reorganization, the shareholders of Happy Genius exchanged approximately 25% of the ownership interest of Happy Genius for approximately 25% of our ordinary shares. Also, Happy Genius exchanged all of its ownership interest in GCL HK for approximately 75% of our shares. In September 2007, the previously agreed transfer of ownership of Happy Genius was completed from Mr. Zhang Songyi to Boulina. As a result of these transactions, Mr. Zhu Gongshan became the indirect owner of all the outstanding shares of Happy Genius, which owned approximately 75% of our ordinary shares, Mr. Zhang Songyi became the indirect owner of approximately 15% of our ordinary shares and other shareholders became the owners of an aggregate of approximately 10% of our shares. We became the indirect owner of 64% of the equity interest in JZPTD indirectly through GCL HK.

In December 2007, Sun Wave and Greatest Joy, companies owned by entities affiliated with Mr. Zhu Gongshan and Moonchu, agreed to acquire 20% and 16% of JZPTD, respectively, from the remaining minority shareholders for an aggregate purchase price of $430.5 million. These purchases were completed in early May and early June 2008. Concurrently with the closing of this offering, we will acquire Sun Wave and Greatest Joy, which hold the remaining 36% of JZPTD. As a result, JZPTD will become our wholly-owned indirect subsidiary.

As consideration for our acquisition of Sun Wave and Greatest Joy, we intend to: (1) pay $240.6 million to entities affiliated with Mr. Zhu Gongshan and Moonchu, in cash using a portion of the proceeds from the offering, which will be used partially to redeem the exchangeable bonds issued by Happy Genius; (2) issue the 2008 Convertible Bonds to entities affiliated with Mr. Zhu Gongshan and Moonchu in the aggregate principal amount of $446.9 million which will be exchanged for the remaining portion of the exchangeable bonds issued by Happy Genius; and (3) issue 268,537,970 of our shares to entities affiliated with Mr. Zhu Gongshan and Moonchu. The purchase price and the form of consideration were established through negotiations involving the sellers, our shareholders and holders of the exchangeable bonds issued by Happy Genius and were approved by our shareholders in July 2008. See “Related Party Transactions — Acquisition of 36% JZPTD Onshore Equity Interests”.

Corporate Structure Immediately After the Acquisition and the Offering

The following chart summarizes our corporate structure immediately after the offering, assuming that the underwriters do not exercise their option to purchase additional ADSs:

Notes:

(1)	Includes entities owned and controlled by Mr. Zhu Gongshan.
(2)	Includes Mandra Esop Ltd., or Mandra Esop, and Mandra Materials Ltd., or Mandra Materials, Mandra Esop and Mandra Materials are entities owned and controlled by Mr. Zhang Songyi.
(3)	Moonchu wholly owns Woo Foong Hong Ltd., or Woo Foong Hong. Woo Foong Hong wholly owns Mandra Silicon, which is the direct holder of shares of Sun Wave and Greatest Joy. See Notes (4) and (5) below.
(4)	Immediately prior to the offering, Sun Wave was 82% owned by Happy Genius and 18% owned by Mandra Silicon, an entity indirectly owned by Moonchu.
(5)	Immediately prior to the offering, Greatest Joy was 82% owned by Happy Genius and 18% owned by Mandra Silicon, an entity indirectly owned by Moonchu.
(6)	Our proposed Xilinhot production facilities will be constructed and operated by a domestic subsidiary of JZPTD.

THE OFFERING

Offering price	$ per ADS.

ADSs offered by us	ADSs.

ADSs outstanding immediately after this offering	ADSs.

Ordinary shares outstanding immediately after this offering	ordinary shares, par value $0.00001 per share.

Ordinary shares	Each ordinary share is entitled to one vote on all matters subject to shareholders’ vote.

The ADSs	Each ADS represents four of our ordinary shares, par value $0.00001 per share. The ADSs will be evidenced by ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•

If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	The selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs at the offering price less underwriting discounts and commissions.

Use of Proceeds	We intend to use our net proceeds from this offering for the following purposes:

•	approximately $300.0 million for contribution to JZPTD;

•	$20.0 million to redeem the Tranche A Floating Rate Secured Redeemable Bonds due 2009 issued by us in September 2007;

•	$240.6 million to acquire Sun Wave and Greatest Joy in connection with our acquisition of 36% of JZPTD from our affiliates;

•	approximately $15.3 million to repay the principal of and fees relating to a promissory note issued by us to Happy Genius, our controlling shareholder in June 2008;

•

the remaining amount for general corporate purposes, including potential acquisitions or investments such as wafer operations. We are currently in preliminary discussions with our tolling wafer producer, Huasheng, with respect to a potential acquisition of such producer.

Proceeds in the amount of approximately $300.0 million contributed to JZPTD will be used to fund the capital expenditures related to our polysilicon production facilities expansion and our in-house wafer production facilities.

The $240.6 million to be used as part of the consideration to acquire the remaining 36% of JZPTD, which will be payable to entities affiliated with Mr. Zhu Gongshan and Moonchu, will be used to partially redeem the exchangeable bonds issued by Happy Genius.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, each of the selling shareholders, our directors and executive officers and % of our other existing holders and beneficial owners of our ordinary shares, except for persons subject to the restrictions in the following sentence, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. In addition, holders and owners of economic and beneficial interests of the 2008 Convertible Bonds that will be issued concurrently with the closing of this offering in exchange for exchangeable bonds issued by Happy Genius have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the 2008 Convertible Bonds or enter into certain hedging transactions with respect to the 2008 Convertible Bonds for a period of 130 days following the date of this prospectus. See “Underwriting” for more information.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GCL”. Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	The Bank of New York Mellon.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs, to certain of our directors, officers, employees or their friends and families, business associates and other persons associated with us through a directed share program.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present the summary consolidated financial information of us and our predecessor, JZPTD. You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historic results are not necessarily indicative of results to be expected in any future period.

The following summary consolidated statement of operations data and consolidated statement of cash flow data for the period from March 7, 2006 to December 13, 2006 (predecessor), the period from November 13, 2006 to December 31, 2006 (successor) and the year ended December 31, 2007 (successor) and the consolidated balance sheet data as of December 31, 2006 and December 31, 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. JZPTD is considered our predecessor because we acquired 64% of the equity interest in JZPTD on December 13, 2006 and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

The following summary consolidated statement of operations data and consolidated statement of cash flow data for the six months ended June 30, 2007 and 2008 and the summary consolidated balance sheet data as of June 30, 2007 and 2008 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet information as of June 30, 2008, which is derived from information included in our unaudited condensed consolidated financial statements included elsewhere in this prospectus, assumes the conversion upon completion of this offering of our convertible redeemable preferred shares and the convertible portion of our floating rate bonds, cash payment of $240.6 million to entities affiliated with Mr. Zhu Gongshan and Moonchu and the issuance of the 2008 Convertible Bonds in the principal amount of $446.9 million. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The unaudited results for the six months ended June 30, 2008 may not be indicative of our results for the full year ending December 31, 2008.

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30,
				2007 (Successor)	2008 (Successor)
	(in thousands, except per share and per ADS data)

Consolidated Statements of Operations Data

Revenues	$—	$—	$40,848	$—	$173,607
Gross profit	—	—	29,852	—	124,877
Operating income (loss)	(2,776)	(239)	12,016	(8,978)	118,237
(Loss) income before income tax and minority interest	(3,449)	(330)	6,867	(9,784)	111,262
Net (loss) income	(3,449)	(212)	(1,796)	(8,446)	68,073
Deemed distribution on convertible redeemable preferred shares-accretion of redemption premium	—	—	(1,111)	—	(1,667)
Net (loss) income attributable to holders of ordinary shares	$(3,449)	$(212)	$(2,907)	$(8,446)	$66,406
Weighted average shares used in (loss) earnings per share calculation
Basic—ordinary share		1,000,000	994,292	1,000,000	979,844
Basic—convertible redeemable preferred share		—	—	—	16,667
Diluted—ordinary share		1,000,000	994,292	1,000,000	981,436
(Loss) earnings per ordinary share and ADS
Basic—ordinary share		(0.0002)	(0.0029)	(0.0084)	0.0666
Basic—convertible redeemable preferred share		—	—	—	0.1667
Diluted—ordinary share		(0.0002)	(0.0029)	(0.0084)	0.0665
Basic—ADS		(0.0008)	(0.0116)	(0.0336)	0.2664
Diluted—ADS		(0.0008)	(0.0116)	(0.0336)	0.2660
Weighted average shares used in proforma earnings per ordinary share
Basic					[	]
Diluted					[	]
Proforma earnings per ordinary share and ADS
Basic—ordinary share					[	]
Diluted—ordinary share					[	]
Basic—ADS
Diluted—ADS

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30,
				2007 (Successor)	2008 (Successor)
	(in thousands)
Consolidated Statements of Cash Flow Data
Net cash (used in) provided by operating activities	$(2,782)	$(842)	$15,515	$(5,681)	$277,935
Net cash (used in) provided by investing activities	(60,857)	1,865	(96,716)	(19,327)	(284,378)
Net cash provided by financing activities	87,670	4,010	116,120	42,923	115,675
Capital expenditures(1)	(40,928)	(6,562)	(96,025)	(49,202)	(249,901)

Note:

(1)	Capital expenditures consists of payments for purchase of property, plant and equipment and deposits for purchase of plant and equipment.

	December 31, 2006 (Successor)	December 31, 2007 (Successor)	June 30, 2008 (Successor)	June 30, 2008 Pro Forma (Successor)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$5,033	$40,067	$151,661	$132,439
Total current assets	21,840	63,724	221,538	201,538
Property, plant and equipment, net	18,909	141,731	306,975
Total assets	94,291	232,970	671,792	650,295
Distribution payable	—	—	—	240,625
Total current liabilities	49,258	60,948	187,411	428,036
Floating rate bonds	—	62,099	65,789	—
Convertible bonds	—	—	—	446,875
Total liabilities	82,680	181,697	507,115	1,128,826
Minority interest	9,823	34,935	81,150	81,150
Series A convertible redeemable preferred shares	—	21,111	22,778	—
Total shareholders’ equity (deficit)	1,788	(4,773)	60,749	(559,681)

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30, 2008 (Successor)
Selected Operating Data
Polysilicon produced (in MT)	—	—	154	661
Polysilicon sold (in MT)	—	—	153	551
Wafers sold (in MW)	—	—	—	10.1
Average polysilicon selling price (net of VAT) (per kg)	$—	$—	$267	$293
Average wafer selling price (net of VAT) (per W)	$—	$—	$—	$1.22

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations if it actually occurs. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

We have only limited historical operating data and financial information available on our company upon which you can base your evaluation of our business and prospects. Our business was founded in March 2006 and we only began manufacturing polysilicon in September 2007. We only began commercial shipment of polysilicon in October 2007. As a result, we sold only a limited amount of polysilicon and we have never manufactured wafers in-house. In the second quarter of 2008, we began selling wafers produced for us through tolling arrangements with third party wafer manufacturers. Several members of our senior management and key employees have worked together at our company for a relatively short period of time. Our chief executive officer and director, Mr. Hunter Jiang, joined us in September 2007. Our chief financial officer, Mr. Jason Li, joined us in August 2008. Our three independent directors will join us only upon our listing on the New York Stock Exchange. As a result, we may not have sufficient experience to address the risks frequently encountered by companies with limited operating history, including our potential failure to:

•	increase our polysilicon manufacturing capacity significantly beyond current levels;

•	successfully manufacture wafers;

•	maintain profitability;

•	acquire and retain customers;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	anticipate and adapt to any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics;

•	maintain adequate control over our costs and expenses; or

•	manage risks relating to intellectual property rights, including the documentation and protection of our proprietary technologies.

If we fail to address any of these risks, our business and financial results would be materially and adversely affected. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with limited operating history seeking to produce polysilicon and wafers in a rapidly growing market.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management effort and skill and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results.

We did not achieve profitability until the three months ended December 31, 2007 and we may not maintain profitability.

We incurred net losses attributable to holders of ordinary shares of $3.4 million, $0.2 million and $2.9 million in the period from March 7, 2006 to December 13, 2006, the period from November 13, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively, and achieved a net income attributable to holders of ordinary shares of $66.4 million in the six months ended June 30, 2008. As of December 31, 2007 and June 30, 2008, we had accumulated a deficit of $23.1 million and retained earnings of $43.3 million, respectively. Our initial losses resulted principally from general and administrative expenses and interest expenses. In addition, we will have start-up expenses for our expansion facilities, increased compensation expenses from our option issuances, depreciation of our expanded facilities, amortization of intangible assets acquired in our purchase of the 36% equity interest in JZPTD we will own upon the completion of the offering and increased interest expenses related to additional borrowings to support our growth. Further, while we achieved a net income attributable to holders of ordinary shares of $66.4 million for the six months ended June 30, 2008, our profitability may decline in future periods. Net income attributable to holders of ordinary shares decreased 8.6% from $34.7 million in the three months ended March 31, 2008 to $31.7 million in the three months ended June 30, 2008. The decline in profitability from the three months ended March 31, 2008 to the three months ended June 30, 2008 was primarily due to the fact that all of our sales volumes in the prior period were derived from spot market sales, while approximately 60% of our sales volumes in the latter period were derived from spot market sales. Under most of our current supply contracts, we recognize revenues on a weighted average basis, and the resulting per unit selling price for polysilicon or wafers is significantly lower than our historical spot market sales prices and lower than the initial set prices in the early years of our supply contracts. We expect that for the three months ending September 30, 2008 and the three months ended December 31, 2008, approximately 25% and less than 10% of our sales volumes will be derived from spot market sales, respectively. Historical losses have had an adverse effect on our working capital, total assets and stockholders’ equity. Due to the numerous risks and uncertainties associated with growing our business, we may not be able to achieve long-term profitability. If we fail to maintain profitability in the future, the market price of our ADSs could decline.

We currently rely on one wafer tolling producer to manufacture wafers for all of our wafer sales. Any event that prevents our current third party manufacturer from producing wafers for us, or our failure to successfully manage our relationships with this manufacturer or our future manufacturers could damage our relationships with our customers, cause us to default on our wafer supply agreements, decrease our sales and limit our growth.

Currently, we do not own or operate any wafer production facility. Instead we rely on a wafer tolling arrangement with Huasheng, a third party, to manufacture our wafers. Although we intend to commence pilot production of wafers in-house by the third quarter of 2009, and we are currently in preliminary discussions with Huasheng with respect to a potential acquisition, we do not expect our in-house wafer production to entirely replace our reliance on wafer tolling arrangements. Presently, Huasheng manufactures all of our wafers. As a result, if this company experiences any catastrophic or other event that causes it to be unable to conduct manufacturing operations, or otherwise chooses to discontinue manufacturing wafers, our ability to sell wafers would be adversely impacted. Even if other manufacturers were willing to produce wafers for us, they may be unable to provide us with the same pricing, committed capacity, or be able to manufacture our wafers with the same yield rate or quality, as we currently have with Huasheng. Most of the wafers produced for us by Huasheng are committed to customers under our wafer supply agreements. Failure of Huasheng to meet its obligations under the tolling agreement could result in our default under such wafer supply contracts. As a result, we are highly dependent on our relationship with Huasheng and its continued ability to manufacture our wafers to maintain our revenues and customer relationships.

There are additional risks associated with our reliance on wafer tolling arrangements with third parties, including:

•	their inability to increase production and achieve acceptable quality on a timely basis;

•	reduced control over delivery schedules and product quality;

•	limited warranties on wafers supplied to us;

•	shortages of materials and consumables other than polysilicon that wafer manufacturers use to manufacture wafers;

•	labor shortages, strikes or disputes; and

•	actions taken by such third-parties that breach our agreements.

We may not be successful in producing polysilicon cost-effectively.

We made our first commercial shipment of polysilicon in October 2007. We have limited operating experience and may face significant challenges relating to polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers or be difficult or costly to use in wafer production, which would negatively affect our profitability. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon which could prevent us from competing successfully in the polysilicon and wafer markets.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle times for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, the failure to achieve acceptable manufacturing levels may cause our polysilicon costs not to be competitive, which could adversely affect our business, financial condition and results of operations.

We expect the price of polysilicon to decrease in the future. In order for us to maintain profitability, we need to reduce costs, in particular TCS costs. We believe the market price of TCS, which is the principal raw material used for polysilicon production, will remain high in the near future. See “—We will need to purchase TCS in substantial quantities to operate our production facilities and if we are unable to source such TCS at a reasonable cost or at all, it could have a material adverse effect on our financial condition and results of operations.” If we are unable to reduce TCS costs, we may not be able to cost-effectively produce polysilicon, which will adversely affect our business, financial condition and results of operations.

Our ability to cost-effectively manufacture polysilicon depends on our ability to recycle the STC produced as a by-product of the polysilicon production process into TCS, which ability is materially dependent on our continued ability to install and integrate our hydrochlorination process into a closed loop system.

Our ability to recycle the STC produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing production costs and environmental costs and is principally accomplished through hydrochlorination.

Currently, we apply a hydrochlorination process in a closed loop system in our production facility. We have licensed our hydrochlorination process technology from Hualu Engineering Technology Co., Ltd, or Hualu, and Xuzhou Southeast Polysilicon Materials Research and Development Ltd., or Xuzhou Southeast, which are relatively new participants in hydrochlorination process design. While we are currently the sole licensee of this intellectual property, our license is non-exclusive and Hualu and Xuzhou Southeast may license the hydrochlorination process technology to other parties. Hualu and Xuzhou Southeast are in the process of applying for the utility model patent and the inventory patent for the intellectual properties we are licensing from them. The State Intellectual Property Office of the PRC has notified them that their utility model patent application has been examined and approved and will be formally granted and registered upon full payment of related application fees in the required time limit. The invention application is still under examination and has been published for public review since April 2008. We cannot assure you that Hualu and Xuzhou Southeast will be granted such patents. Moreover, we cannot assure you that they have not infringed other market participants’ patents, trade secrets, know-how or other intellectual properties. We cannot assure you that we will continue to be successful in operating the hydrochlorination process on a continuing basis or with high conversion rates.

If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. In addition, we do not have any proprietary access to hydrochlorination technologies and our competitors may have access to better technologies or have greater resources and the ability to develop advanced process technologies based on the intellectual property to which we have access. If our current licenses with Hualu and Xuzhou Southeast are terminated, there can be no assurance that we will be able to independently develop equivalent technology successfully or obtain licenses for alternative technologies, or that we will be able to redesign our production lines to eliminate the need for such a license. Any of the foregoing factors could materially and adversely affect our business, operating results or financial condition.

We may not be able to continue to integrate our hydrochlorination process successfully within our expected timeframe, within our budget, or at all, and in-house TCS production may not be more cost-efficient than purchasing TCS from third party suppliers.

TCS is one of the main and most costly raw materials in the production of polysilicon, the costs of which accounted for a majority of our total cost of sales for the year ended December 31, 2007 and the six months ended June 30, 2008. We intend to reduce production costs by producing TCS internally and through our affiliates. We integrated the hydrochlorination process in our Xuzhou Phase I production facility in February 2008 and in our Xuzhou Phase II production facility in September 2008. For the six months ended June 30, 2008 and the months ended July and August 2008, approximately 7%, 23% and 36% of the TCS we consumed was produced in-house, respectively. We own a 70% controlling interest in the Taixing joint venture, which commenced commercial production of TCS at an initial annual capacity of 20,000 MT in September 2008. We have already successfully used the TCS produced by our Taixing joint venture in our polysilicon production process. We intend to increase the Taixing joint venture annual TCS production capacity to up to 60,000 MT by 2010. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. While we have gained limited experience in the production of TCS through the Taixing joint venture, we cannot assure you that we will complete our TCS production facilities within the expected timeframe, within our budget or at all, or that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Any failure to complete our TCS production facilities may have a material adverse effect on our business, prospects, financial condition and results of operations.

We do not yet have NDRC approval for the remaining 4,500 MT of our Xuzhou Phase III production facilities and our Xilinhot production facilities and failure to obtain such approvals could adversely affect our growth and profitability.

We have obtained approval to produce an aggregate annual production of 6,000 MT of polysilicon at our Xuzhou Phase III production facilities, and intend to apply for approval from NDRC for an additional 4,500 MT annual production capacity. Such approval is required before we can increase our investment to construct the additional 4,500 MT annual production capacity and commence construction of such facilities. We have not applied for or received any NDRC approvals for our Xilinhot production facilities. If we are not able to get such approvals, we will not be able to achieve a production capacity in our Xuzhou production complex of 13,500 MT per year by February 2010 or 24,000 MT per year by December 2010, which would delay our expansion and would adversely affect our growth and profitability.

We have no experience in wafer production and may not be able to establish in-house production.

Our strategy includes commencing our own wafer production on a pilot basis by the third quarter of 2009. We intend to use a portion of the proceeds of this offering to procure the necessary equipment, land and other facilities to construct our in-house wafer production facility. If equipment suppliers fail to deliver, or delay the delivery of, our equipment for any reason, the implementation of our expansion plan would be materially and adversely affected. In addition, there are limited sources of supply for the principal wafer manufacturing equipment we intend to use and we may not be able to replace such sources at all, at reasonable costs and on a timely basis to implement our wafer production expansion plan.

To carry out our wafer production strategy we will need to integrate the personnel we have hired to create an effective team and infrastructure to supervise construction and oversee the start-up and operation of our production facility.

We cannot assure you that we will be able to establish our own wafer production capacity on a timely basis or at all. Our ability to successfully establish wafer manufacturing capacity and to increase sales is subject to various risks and uncertainties, including:

•	the need to acquire the land on which to construct our wafer production facility at a reasonable cost and on a timely basis;

•	the need to procure wafer production equipment at reasonable costs and on a timely basis;

•	the need to procure supplies of consumables and other materials at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance our purchase of equipment and the construction of manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	construction delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources;

•

delays or denials of required permits and approvals for our land acquisition, plant construction and operations, including but not limited to environmental approvals, by relevant government authorities;

•	the need to achieve acceptable wafer yields, thickness and quality; and

•	the need to produce wafers cost-effectively.

We will need to purchase TCS in substantial quantities to operate our production facilities and if we are unable to source such TCS at a reasonable cost or at all, it could have a material adverse effect on our financial condition and results of operations.

Even if we are able to produce TCS in-house, we may from time to time be required to purchase from external sources a substantial quantity of the TCS required for our production of polysilicon. The quality of TCS that we have been able to purchase has fluctuated, and the price has increased substantially since we commenced TCS procurement. Although the Taixing joint venture commenced commercial production of TCS in September 2008, it may be forced to stop production and expansion. See “— Our Taixing joint venture has not obtained land use rights and related planning and construction permits for the buildings it is constructing and may be required to stop operations, further expansion and cure deficiencies and could be subject to fines.” The expansion or development of polysilicon production capacity by existing or new solar industry participants could increase the price or limit the supply of TCS available to us. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our financial condition and results of operations.

The production of polysilicon presents operational difficulties and dangers; if we are unable to operate effectively or natural disasters or operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and requires the use of external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we use TCS, which is a type of chlorosilane gas that when purified can be a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In connection with the start up of our Xuzhou Phase II production facility, we experienced trial production quality issues caused by a shortfall in the supply of steam at a consistent level of pressure to our Xuzhou Phase II production facility. Damage or loss of revenue from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Polysilicon and wafer production is energy-intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations will be materially adversely affected.

The polysilicon production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for polysilicon production. The wafer production process is similarly dependent on electricity. If these levels are not maintained, we may experience significant delays in the production of polysilicon and wafers. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. We currently depend on a single power grid for our electric power and we do not have any backup electricity generators in case there is a power shortage. In the event that energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power related problems in the future.

Even if we had access to sufficient sources of electricity, as we consume substantial amounts of electricity in our manufacturing process, any significant increase in the costs of electricity could adversely affect our profitability. Our supply arrangement with Xuzhou Electricity Company, does not provide protection against electricity price fluctuations. At the end of June 2008, the NDRC announced an increase in average electricity rates by RMB0.0301 per KWh in Jiangsu Province, where our production facilities are located. Our electricity costs starting in July 2008 increased as a result of the June 2008 announcement. We expect additional increases in electricity costs in the future. The electricity price in China will also be largely dependent on the price for coal, which has been increasing. If energy costs were to rise, our business, financial condition, results of operations or liquidity position could be adversely affected.

We obtain certain production equipment from a limited number of suppliers and if such equipment is not delivered on time, is damaged in shipment or is otherwise unavailable, our ability to deliver polysilicon and wafers on time will suffer, which in turn could result in order cancellations and loss of revenue.

Our operations and expansion plans depend on our ability to obtain a sufficient amount of equipment that meets our specifications on a timely basis. Some of our equipment used in polysilicon, TCS and wafer production is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our production equipment, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production. Failure to obtain equipment meeting our specifications could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant delays in the delivery of our key equipment in the past. For example, the delivery of our Xuzhou Phase I reactors was delayed up to six months from the original contracted delivery schedule. In the event we experience delays in equipment deliveries for any of our production facilities in the future, we will not be able to increase our output at the rates we anticipate. In addition, demand for polysilicon and wafer production equipment may result in significant increases to prices of such equipment or shortages in related components for our intended expansion. If deliveries are delayed or such prices increase beyond our expectations, our business, financial condition and results of operations would be adversely affected.

We have sourced and will continue to source some of our production equipment from PRC manufacturers and we cannot assure you that this domestically sourced equipment will perform at the same level as our imported equipment or will meet our quality requirements.

We have purchased key equipment from domestic suppliers. In particular, 13 out of a total of 18 reactors for our Xuzhou Phase II production facility were purchased from domestic suppliers. In our Xuzhou Phase III production facility, we intend to use substantially all domestic reactors. We have entered into a reactor supply agreement with Tap Mate Limited to obtain 144 reactors manufactured by Shanghai Morimatsu Chemical Equipment Engineering Co., Ltd., or Shanghai Morimatsu. We have separately entered into a guaranty agreement with Tap Mate Limited and Shanghai Morimatsu, under which Shanghai Morimatsu has guaranteed the obligations of Tap Mate Limited under the reactor supply agreement. A substantial number of these reactors will be used for our Xuzhou Phase III production facilities. Shanghai Morimatsu, like the other domestic suppliers of our reactors, has limited experience in producing polysilicon reactors. We intend to place orders for 60 additional Shanghai Morimatsu reactors for our proposed Xilinhot production facilities. The reactors we intend to source from Shanghai Morimatsu will be 24-pair reactors. While we have operated 24-pair reactors from another supplier, we cannot assure you we will have the same results with those produced by Shanghai Morimatsu. Also,

Shanghai Morimatsu has never produced 24-pair reactors. There can be no assurance they will produce such reactors at all or at quality levels similar to our current operational reactors. Although we believe the domestic reactors we have purchased and have contracted to purchase are of at least similar quality as those we have sourced from foreign suppliers, these locally made reactors may not perform at similar levels of quality and reliability or they may not be delivered in a timely manner. We cannot assure you that the polysilicon we may produce using equipment from domestic suppliers will be of similar quality or quantity as those we currently produce which may lead to rejections of our polysilicon by our customers. In the event the domestic equipment does not perform as well as the imported equipment or does not perform at all, our business, financial condition and results of operations could be adversely affected.

In addition, certain components of the hydrochlorination equipment for our Xuzhou Phase I production facility, most of which were sourced from domestic suppliers, have shown significant corrosion, which has increased and may continue to increase our maintenance costs and may adversely affect our results of operations. While we have replaced the affected parts and have required the domestic suppliers to improve the quality of the components supplied to us, we cannot assure you that the components we will receive from such suppliers will meet our quality requirements in the future.

Our Taixing joint venture has not obtained land use rights and related planning and construction permits for the buildings it is constructing and may be required to stop operations and further expansion and to cure deficiencies and could be subject to fines.

Our Taixing joint venture does not have land use rights to the land on which construction has begun and does not have the required planning and construction permits for the buildings it is constructing. The joint venture could be required to stop construction of the project and cure the deficiencies and could be subject to a fine related to such construction. While we received approval to commence pilot production of TCS from the bureau of safety production in August 2008 that extends to February 2009, we have not yet obtained the approval to commence pilot production from the bureau of environmental protection. We commenced commercial production of TCS in September 2008 and are required to obtain applicable environmental, work safety and professional health approvals. Our failure to obtain the land use right and construction permits could delay or prevent us from obtaining such approvals. If the joint venture is unable to obtain the necessary approvals, permits and land use rights, it would not be able to produce TCS for us and we will need to continue to source TCS from third parties, which could prevent us from achieving self sufficiency in TCS production and adversely affect our results of operations.

We operate in a highly competitive market and we may not be able to compete successfully with competitors who have greater resources than us.

The solar wafer market is highly competitive and the polysilicon market is expected to become increasingly competitive. While we currently do not manufacture wafers, we compete directly with wafer manufacturers for wafer sales. Our competitors include polysilicon producers, such as DC Chemical Co., Ltd., or DC Chemical, Hemlock Semiconductor Corporation, or Hemlock, MEMC Electronic Materials, Inc., or MEMC, Renewable Energy Corporation ASA, or REC, Tokuyama Corporation, or Tokuyama, Wacker Chemie AG, or Wacker, and wafer manufacturers such as Deutsche Solar AG, a subsidiary of Solarworld AG, or SolarWorld, Green Energy Technology, Inc., or Green Energy, Glory Silicon Energy Co., Ltd., or Glory Silicon, Jiangsu Shunda PV-Tech Co., Ltd., or Shunda, Jinglong Industry and Commerce Group Co., Ltd., or Jinglong, Kyocera Corporation, or Kyocera, LDK Solar Co., Ltd., or LDK Solar, MEMC, M.SETEK Co. Ltd., or M.SETEK, PV Crystalox Solar AG, or PV Crystalox, REC, ReneSola Ltd., or ReneSola, and Sino-American Silicon Products Inc., or Sino-American Silicon. We also compete with producers of upgraded metallurgical silicon such as Dow Corning Corporation, or Dow Corning, Elkem AS, or Elkem and Becancour Silicon Inc., or Becancour, which is a division of Timminco Limited, or Timminco.

We believe our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon or wafers than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and supply contracts for a significant portion of our revenues and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contract prices of $21.3 billion (RMB146.2 billion). These contracts are with JA Solar, Trina Solar, CSI, Suntech, AIDE, Solarcell and Solarfun. See “Business—Customers and Markets”. Our commitments in 2009 and 2010 under the supply contracts exceed our combined Xuzhou Phase I and Xuzhou Phase II production capacity by approximately 5,309 MT and approximately 16,993 MT, respectively. Any significant delays in our anticipated capacity expansion or deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results. In addition, if any customers were to default on their obligations under our polysilicon and wafer supply contracts, we may need to find other buyers for our products. Sales to these other customers may be on less favorable terms or may not be feasible at all.

We intend to expand our customer base and enter into additional polysilicon and wafer supply contracts. There can be no assurance that we will be able to enter into contracts with any additional customers. Furthermore, there can be no assurance that if we enter into such contracts with other customers, that the terms of such contracts will be on equal or more favorable terms as those contracts we have with our existing customers or that such additional customers will be of equal quality to our existing customers. Failure to enter into additional supply contracts will have a material adverse effect on our business, financial condition and results of operations.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose customers, our reputation may be damaged, and we may face significant penalties for breach of contract.

Due to delays in the delivery of the reactors for our Xuzhou Phase I production facility, we did not meet contractual commitments for delivery of polysilicon as a result of delayed ramp-up of commercial production in 2007. Our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. Delays in the delivery of equipment, like those we experienced in the past, could delay implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties, which may be significant, for non-delivery or failure to meet delivery schedules or product specifications and allow a termination of the contract by our customer. See “Business—Customers and Markets”. If any of our customers invoke these clauses against us, we may lose future sales and need to defend against the relevant claims, which could be time consuming and expensive. We may be found liable under these clauses and be required to pay damages.

Our future success depends substantially on our ability to significantly expand both our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both our polysilicon production capacity and output. If we are unable to do so, we may be unable to benefit from economies of scale to decrease our costs per kilogram of polysilicon, apply capital efficiently, meet our obligations under supply agreements, maintain our competitive position and improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•

the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•

cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity and problems with equipment delivery, particularly with respect to major equipment such as our polysilicon deposition reactors;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

We intend to construct additional production facilities that would bring our aggregate annual polysilicon production capacity to 24,000 MT by the end of 2010. We have begun planning and expect to begin construction activities in our Xilinhot production facilities in October 2008. In addition, we are evaluating further expansion of our polysilicon production capacity in Xuzhou on land close to our existing Xuzhou complex and have an option to assume the undertaking of an affiliate in an agreement to expand our Xilinhot production facilities to 20,000 MT per year. See “Business — Polysilicon Production — Production Capacity”. Such expansions are subject to obtaining all approvals and land use rights. Market conditions change very rapidly in the solar industry. Industry research institutions such as Solarbuzz and others have forecasted substantial overcapacity in polysilicon and wafer manufacturing in the next few years. We may not complete our polysilicon manufacturing expansion due to cost, demand, financing or other reasons. If we do not complete such expansion, we may not be able to meet contractual obligations and our share price and financial results could be adversely affected.

Our profitability may suffer as we continue with our capacity expansion.

We expect to experience increased costs as a result of the ramp-up of our Xuzhou Phase II production facility and the construction and ramp-up of our Xuzhou Phase III, Xilinhot and any additional production facilities, including our wafer production facility. Before our production facilities become fully operational, we will need to make substantial payments for the installation of machinery and equipment, the training of personnel and other related expenses. Much of these payments will be incurred prior to any revenue being realized from these projects, as the first production line of the Xuzhou Phase III production facilities is not expected to commence commercial production until December 2008 and our Xilinhot production facilities are not expected to begin commercial production until December 2009. We expect to experience initial operational inefficiencies and lower production yields during the early stages of production at our newly constructed production facilities. As with our Xuzhou Phase I and Xuzhou Phase II production facilities, we will install the hydrochlorination process equipment in our Xuzhou Phase III production facilities and will integrate the hydrochlorination process after initial production has commenced on our newly constructed production facilities. Unless we are able to integrate our hydrochlorination process at these facilities and increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability.

We have significant outstanding bank borrowings and may not be able to arrange adequate financing to repay these borrowings when they mature.

As of June 30, 2008, we had principal amount of $60.0 million of outstanding floating rate bonds, one-third of which will be redeemed upon the closing of this offering and the remaining two-thirds will be converted into 27,183,400 ordinary shares. See “Use of Proceeds” and “Description of Share Capital—Tranche A Floating Rate

Secured Redeemable Bonds due 2009 and Tranche B Floating Rate Secured Convertible Bonds due 2009”. As of June 30, 2008, we had $206.1 million in onshore bank borrowings, $95.8 million of which were due within one year. Subsequent to June 30, 2008, we incurred an additional RMB533.0 million in onshore borrowings which will be used to finance our intended expansion of polysilicon production facilities and in-house wafer production facility. Although we believe, with existing onshore bank borrowings, the proceeds of this offering and our cash flow from operating activities, we will have sufficient cash flow for our current expansion, there can be no assurance that additional funding needs will not arise. We cannot assure you that we will be able to meet these or other current obligations as they become due. In the event we are unable to meet these obligations or obtain extensions of borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms or at all to make payment, we will have to make payments with cash generated by our operating activities. In addition, meeting the payment obligations of these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.

It is difficult to plan for capital requirements in our rapidly changing industry. Future market conditions or other developments may require us to obtain additional funds.

Our ability to obtain additional funds on acceptable terms will be subject to a variety of uncertainties, including:

•	investor perceptions of and demand for securities of companies engaged in the solar industry;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	Chinese governmental regulation of foreign investment;

•	economic, political and other conditions in China;

•	the amount of capital that other Chinese entities may seek to raise in the U.S. and other foreign capital markets; and

•	Chinese governmental policies relating to foreign currency borrowings.

Our inability to raise additional funds in a timely manner and on terms acceptable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may be required to scale back our planned expenditures, which could adversely affect our ability to achieve economies of scale or achieve our planned growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We may not have sufficient cash available to pay holders of the 2008 Convertible Bonds if we are required to repay the outstanding principal amount at maturity.

The 2008 Convertible Bonds will be issued concurrently with this offering in the aggregate principal amount of $446.9 million. The 2008 Convertible Bonds mature 18 months after this offering. In the event bondholders choose not to exercise their conversion rights prior to maturity, we would be required to repay the outstanding principal amount of the 2008 Convertible Bonds at maturity. The 2008 Convertible Bonds will be U.S. dollar obligations and our sole source of operating cash flows are all generated in the PRC by our onshore subsidiaries. There can be no assurance that we will be able to upstream cash from our operating subsidiary, to successfully raise capital or that we will be able to access other credit facilities. Therefore, we may not have sufficient cash on hand or credit available to redeem the outstanding principal amount of the 2008 Convertible Bonds at maturity. Payment of amounts owed on the 2008 Convertible Bonds and the related financial covenant requiring us to maintain consolidated net indebtedness no more than 4.0 times our annualized consolidated earnings before interest, taxes, depreciation and amortization for the first three consecutive quarters following this offering and no more than 3.75 times our annualized consolidated earnings before interest, taxes, depreciation and amortization for the second three consecutive quarters following this offering may prevent us from maintaining our capital expenditures at the levels we have planned. Any delay in capital expenditures will have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with the marketing, distribution and sale of our wafers internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business and operate profitably.

With our increased production we intend to sell a portion of our wafers outside of China. The marketing, distribution and sale of our wafers in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad, operate profitably, exploit our expansion and grow our business as we have planned.

Development of our proposed Xilinhot polysilicon production facilities will be in a geographical region in which we and our affiliates have no prior experience and is in a very early stage of development.

We intend to expand our polysilicon production capacity to 24,000 MT per year by constructing our 10,500 MT Xilinhot production facilities in Xilinhot, Inner Mongolia. We have entered into a memorandum of understanding with the Xilinguole Government of Inner Mongolia, or the Inner Mongolia government, with respect to the proposed Xilinhot production facilities. Although the memorandum of understanding sets forth certain benefits offered and undertakings by the Inner Mongolia government, the memorandum of understanding is not an enforceable agreement and there is no assurance that the Inner Mongolia government will carry out the undertakings or that we will receive the economic benefits that are set forth in the memorandum of understanding. We have no experience producing polysilicon outside of Jiangsu Province, China. Inner Mongolia, in particular, may be subject to severe winter conditions that could affect, among other things, the construction and operation of our production facilities. In addition, we may face different legal requirements, experience delays in acquiring the necessary permits for construction and difficulties in complying with the various labor laws and other regulations. Moreover, operation of the Xilinhot production facilities depends on the completion of various infrastructure projects to allow water, electricity, steam, telecommunications and other services to be connected to the plant. Although the Inner Mongolia government has undertaken in the memorandum of understanding to provide such infrastructure, we cannot be sure that it will be completed in a timely manner or at all. Any difficulties or delays could prevent our manufacturing from commencing on time or at all and could increase our costs of construction or operation, any of which could have a material adverse effect on our business, financial condition and future prospects.

Product defects could result in increased costs, decreased sales, and damage to our customer relationships and our reputation.

Our polysilicon and wafers may contain defects that are not detected until after they are shipped or installed. As all of our wafers currently are and a portion of our wafers will continue to be produced by wafer manufacturers under tolling arrangements, we do not have complete control over whether our contractors use our polysilicon or the quality of wafers our contractors produce. If our tolling partners use defective polysilicon to produce wafers, such wafers will likely be defective. In the event our products are returned to us due to non-conformity with customers’ specifications or product defects, we would be required to replace our products promptly. Product defects could cause significant damage to our customer relationships and our reputation. If we cannot successfully maintain the quality throughout our production process, this will result in substandard quality or performance of our polysilicon and wafers, including the reduced photovoltaic conversion efficiency of solar cells and modules made from the wafers we supply and higher wafer breakage. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with termination of contracts, replacements of polysilicon or wafers, and our credibility and market reputation will be harmed and sales of our products may be adversely affected.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Xuzhou. Significant damage or other impediments at such location, whether as a result of fire, weather, disease, civil strike, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, such as earthquakes, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. Some of the processes utilized in our operations place us at risk of fire and other damage. We cannot assure you that the insurance we maintain will be sufficient to cover all of our potential losses.

On May 12, 2008, an earthquake reaching a magnitude of 8.0 on the Richter scale according to the State Seismological Bureau of China hit Sichuan Province, China. Businesses and production operations in the affected areas of Sichuan Province have been shut down due to safety concerns. Although our operations were not affected by the earthquakes in Sichuan Province, there can be no assurance that we may not be directly or indirectly affected by similar natural disasters in the future.

Our business depends substantially on the continuing efforts of our executive officers and qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our industry is characterized by high demand and intense competition for talent. Our strategy and success therefore depends substantially on the continued services of our executive officers and, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar and electronics industries. We depend on the efforts of Mr. Zhu Gongshan, our chairman, for a significant portion of our business operations. If one or more of our executive officers or key employees were unable or unwilling to continue in his or their present positions, we might not be able to replace him or them easily or at all. There is substantial competition for qualified technical personnel in China, and we cannot assure you that we will be able to attract new or retain our existing qualified technical personnel. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our executive officers or key employees were to join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers or key employees and us, we cannot assure you the extent to which any of these employment agreements could be enforced in China or Hong Kong, where these executive officers and key employees reside, in part as a result of the uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

Our chairman recently resigned from his position as our chief executive officer and will not devote as much time and attention to us as he did in the past.

Mr. Zhu Gongshan, our chairman, was also our chief executive officer in a formative period of our development. He is also the chairman of GCL-Poly Energy Holdings Limited, or GCL-Poly, a company listed on the Hong Kong Stock Exchange. He is also the head of the Golden Concord Group and actively involved in several businesses within such group. The Golden Concord Group has portfolio companies in fuel production, procurement, transportation and power plant safety. Mr. Zhu Gongshan, in his non-executive role, will devote less attention to the operation and management of our business than in past periods.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Zhu Gongshan, our chairman, will beneficially own approximately             % of our outstanding ordinary shares upon completion of this offering, assuming no exercise of the over-allotment option, and             % of our outstanding ordinary shares upon completion of this offering assuming the full exercise of the over-allotment option. As such, Mr. Zhu Gongshan has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, timing and amount of our dividend payments, and otherwise controls or influences actions that require the approval of our shareholders.

This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Furthermore, our amended articles of association, which will become effective immediately upon the closing of this offering, contain a quorum requirement of two of our members present in person or by proxy representing in excess of 50% of the total issued voting shares in our company. Existing shareholders may approve actions which may not be in the best interest of our minority shareholders. In addition, Mr. Zhu Gongshan controls the Golden Concord Group. As a result, his interests in the Golden Concord Group may conflict with the interests of our other shareholders, as he may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

Any failure by us to control the use or to adequately restrict the discharge of hazardous substances or to obtain work safety and professional health approvals could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We use, generate, store and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection and work safety authorities and are required to comply with all PRC national and local environmental protection and work safety laws and regulations. Under PRC environmental and work safety regulations, we are required to obtain a pollutant discharging permit, a work safety permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, from relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines commence formal commercial production. We are also required to undergo the acceptance inspections of environmental protection, work safety and professional health and obtain respective approval with relevant governmental authorities before the manufacturing lines commence full production. We have obtained the pollutant discharge permit, the work safety permit for storage and use of hazardous chemicals and permit for the registration of use of atmospheric pressure containers for the pressure containers we have installed. We passed the environmental protection examination and work safety examination for our Xuzhou Phase I production facility in June 2008 and have received government approval in connection with professional health for Xuzhou Phase I production facility in July 2008. We obtained the environmental and work safety approvals for the pilot production of our Xuzhou Phase II production facility on May 21, 2008 and July 30, 2008, respectively. Since the pilot production period of our Xuzhou Phase II production facility expired on August 21, 2008, we must obtain the necessary environmental work safety and professional health approvals. We currently expect to obtain these approvals by the end of 2008. However, there can be no assurance that we will pass the necessary examinations and receive the necessary approvals for our Xuzhou Phase II, Xuzhou Phase III and other production facilities.

We obtained the work safety approval for pilot production at our Taixing joint venture on August 2, 2008 but currently lack environmental approval for pilot production. We are also required to obtain a health approval relating to occupational disease hazards, for which we need to prepare an assessment report for the city of Taixing. We have not prepared such report yet and if, upon review of our report, the city of Taixing deems our business has a high risk of occupational disease, we will also be subject to an occupational disease prevention examination in accordance with the Interim Examination Measure on the Occupational Hygiene of Construction Projects in the Jiangsu Province.

If we fail to comply with relevant environmental work safety and professional health laws, regulations and/or administrative rules relating to hazardous materials and chemicals in the future, we may be required to pay fines, suspend production or cease operation. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We may not be successful in finding alternative means of producing TCS in-house.

We commenced construction planning for a hydrogenation and a TCS production facility in Xuzhou in August 2008. This would be a separate facility to produce TCS which can then be used in our production process. We would purchase equipment for the facility which includes the rights to the intellectual property incorporated into such equipment, but we have no experience in constructing, installing or operating a facility that employs the hydrogenation process. Our ability to cost-effectively manufacture polysilicon will depend, in part, on our ability to operate the hydrochlorination and hydrogenation process to produce TCS from STC efficiently and, if we pursue this hydrogenation process, our ability to construct and operate this process.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.

We seek to protect our proprietary production processes, documentation and other written materials primarily through intellectual property laws and contractual restrictions. However, we have not obtained patent protection for our technology related to our polysilicon production processes. Instead, we rely on know-how, trade secrets and other similar protections. We also require employees and consultants with access to our proprietary information to execute confidentiality agreements with us. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	others may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•

the intellectual property laws and enforcement proceedings in China are uncertain and do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Such litigation may be costly and may divert management attention and expend our resources away from our business. In certain situations, we may have to bring suit in foreign jurisdictions, in which case we will be subject to additional risks as to the result of the proceedings, the amount of damages that we can recover and our ability to enforce a judgment. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although we are currently strengthening our research and development capability, to date, substantially all of the intellectual property used in our polysilicon production process was developed by third parties. We may be exposed to infringement or misappropriations claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to develop and use our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. While we have a non-exclusive license from Hualu for the hydrochlorination process, for other steps of our production process, we do not have any patents or licenses. Hualu has also entered into agreements with us for the design of the production process for our Xuzhou Phase I, Xuzhou Phase II and Xuzhou Phase III production facilities. We are also in discussions with Hualu in connection with our proposed Xilinhot production facilities. Although Hualu has represented to us that it has not violated any third party intellectual property rights in providing us the designs for our production facilities, these agreements only provide us with indemnity for a maximum of 50% of the total value of the agreements we have entered into with them in the event that we incur losses for intellectual property infringement claims as a result of engaging Hualu.

We also rely on protection against infringement claims afforded in the intellectual property indemnification provisions under our equipment supply contracts. Most of our equipment supply contracts with international suppliers include an indemnification provision, under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patents, copyrights, trade marks or trade names by the use of the equipment provided by the supplier. However, it is unclear that we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, a portion of our equipment from international manufacturers were supplied by several intermediate trading companies, not the manufacturer themselves. There is no assurance that such intermediate trading companies have sufficient assets to meet their indemnification obligations under their equipment supply contracts with us. Moreover, some of our equipment supply contracts with domestic suppliers do not provide any intellectual property indemnification provisions.

Historically, China has afforded less protection to a company’s intellectual property than the United States and western Europe. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Assertions that we or our affiliates have participated in misappropriation of trade secrets could result in severe monetary damages or injunctive relief.

The polysilicon industry in China, and especially in Sichuan Province and Jiangsu Province, has received a great deal of attention with respect to potential trade secret violations. In response to departures of employees of certain Sichuan Province-based silicon companies and the increasing development of the silicon-based industry in Jiangsu Province, representatives from the Sichuan and Jiangsu provincial governments met on several occasions in 2007 and 2008 to discuss the development of the solar industry in China in general and the issues arising from a specific ex-employee of a polysilicon manufacturer in Sichuan Province. This individual was detained and convicted of trade secret theft and sentenced to imprisonment and a RMB1.0 million fine. Although certain news articles indicated that the Sichuan manufacturer’s commercial secrets alleged to be misappropriated by the ex-employee were provided to JZPTD, our domestic operating company, and were used in JZPTD’s production process, neither we nor any of our affiliates has been named a party to any trade secret or other intellectual property case, civil or criminal. One news report indicated that the convicted individual collaborated with representatives of JZPTD and that JZPTD should be severally responsible for the damage caused, which the news report stated the court found to be RMB34.1 million ($4.9 million). Although we do not believe that we have infringed on any party’s intellectual property, we may nevertheless be subject in the future to civil intellectual property infringement claims or criminal prosecution against us, JZPTD or our other affiliates. If we lose in any such claim, we may be subject to severe monetary damages and/or injunctive relief, any of which would have a material impact on our reputation and results of operations.

We do not have the land use rights for the land on which we are building our Xuzhou Phase III production facilities and we have not obtained the required construction permits for our Xuzhou Phase III production facilities. Without such rights and permits, we may be forced to terminate the construction of our Xuzhou Phase III production facilities.

Our Xuzhou Phase III production facilities are being built on 80.9 acres of land adjacent to our Xuzhou Phase I and Xuzhou Phase II production facilities in the Xuzhou Economic Development Zone in Jiangsu Province, China. Under PRC law, the land use right of such parcel cannot be granted until various governmental approvals have been obtained and we have won the public auction in connection with such parcel. With the knowledge of the Xuzhou Economic and Development Committee and pursuant to a memorandum of understanding between us and such Committee, we had commenced the construction of our Xuzhou Phase III production facilities before winning the public auction for the sale of such parcel and the receipt of all necessary approvals. In September 2008, we won the public auction and expect to obtain necessary approvals by the end of 2008. Because we do not have the land use right for the underlying land, we have not been able to obtain the required construction or zoning permits for the construction of our Xuzhou Phase III production facilities. As a result, we do not yet have ownership rights to this facility. In addition, construction on land prior to its legal approval for sale is a violation of PRC law and could result in prosecution of us and the imposition of monetary penalties, which could be substantial. In the event we fail to obtain the land use rights, we will need to locate another site and delay our planned expansion, which would have a material impact on our ability to meet contractual obligations to our customers. As a result, we may incur a loss on the cost of constructing our Xuzhou Phase III production facilities on our current site, which will negatively affect our profitability. We cannot assure you that we will be able to obtain the land use rights for the construction of our Xuzhou Phase III production facilities. Our rights as owner or occupier of the parcel on which our current Xuzhou Phase III production facilities are located and buildings on such parcel may be adversely affected as a result of the absence of formal land use rights and we may be subject to lawsuits or other actions taken against us and/or lose the right to continue to operate on such property.

Our operations present risks of fire, explosions and other accidents that can create damage to our property or third-parties and we have limited insurance coverage. Such accidents may result in losses from operating hazards, product liability claims or business interruptions.

As with other polysilicon producers, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption.

We are also exposed to risks associated with product liability claims in the event that the use of our wafers results in injury. Since our wafers are made into electricity producing devices, any product malfunctions, defects, improper installations or other deficiencies may endanger wafer users. Due to our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We cannot assure you that our existing insurance policies are sufficient to insulate us from all loss and liabilities that we may incur and significant damage to any of our production facilities could have a material adverse effect on our business, financial condition or results of operations.

We have previously operated as a private company and have no experience in attempting to comply with U.S. public company obligations. In addition, we only recently began to prepare our financial reports in accordance with U.S. GAAP. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We only recently began to prepare our financial reports in accordance with U.S. GAAP. We recently hired a new chief financial officer who has no prior experience with our company. Although we are in the process of expanding our accounting and finance staff, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. In the short term, we are providing training for our current staff with respect to U.S. GAAP. However, our training may not be effective.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as other rules of the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board and the New York Stock Exchange, will result in significant initial costs to us as well as an ongoing increase in our legal, audit and financial compliance costs, and we still may fail to comply.

If we are unable to remedy the material weakness and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting and other obligations.

During the course of the preparation and external audit of our consolidated financial statements as of December 31, 2006 and 2007 and for the period from March 7, 2006 to December 13, 2006 (predecessor), the period from November 13, 2006 to December 31, 2006 (successor) and the year ended December 31, 2007 (successor), we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies, as defined in the standards established by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) lack of an accounting policies and procedures manual; and (2) a lack of dedicated financial reporting and accounting resources necessary to comply with U.S. GAAP. In addition, we and our independent registered public accounting firm identified certain significant deficiencies in our internal control over financial reporting. These significant deficiencies were: (1) lack of a risk assessment process; and (2) related party transactions were not accounted for separately from non-related party transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, we have taken action and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these actions and measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional weaknesses or deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could have a material adverse effect on the trading price of our ADSs, or otherwise harm our reputation.

We will be subject to reporting obligations under the U.S. securities laws upon completion of this offering. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring each public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2009. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

We plan to continue to address and remedy these deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

The grant of employee share options and other share-based compensation will dilute your investment in us and will reduce our reported net income.

As of June 30, 2008, we granted 5,000,000 options to purchase 50,000,000 ordinary shares in the aggregate to our directors, officers and certain other employees and consultants at an exercise price of $0.50 per share. These options can only be exercised if we successfully complete this offering. As this grant price is substantially below the estimated initial offering price, if option holders exercised their options, such exercises will be dilutive to purchasers in this offering. In accordance with the Financial Accounting Standards Board, or FASB, Statement No. 123 (Revised 2004), Share-Based Payment or SFAS No. 123R, we account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method. The estimated fair value for the 5,000,000 options granted under the share incentive plan aggregates $69.4 million. Such amount will begin to amortize on the closing of this offering as an expense over the vesting period for the options, which ends at the end of the 48th month after the closing of this offering. Assuming this offering is completed by the end of September 2008, we expect the amortization will decrease our net profit attributable to holders of our ordinary shares by $21.7 million in the second half of 2008, which will be recognized entirely in the fourth quarter of 2008 and $23.4 million will be recognized in 2009. We have adopted a restricted share compensation plan that provides for the grant of up to 15,000,000 restricted shares in the future, 1,600,000 of which we have agreed to grant to Mr. Jason Li immediately following this offering. See “Management—2008 Restricted Share Compensation Plan”.

Future acquisitions and expansion into the production of wafers may have an adverse effect on our financial condition and results of operations.

We intend to produce wafers in-house and may consider future acquisitions of or investments in existing wafer manufacturers. We are currently in preliminary discussions with our tolling wafer manufacturer, Huasheng, regarding the potential purchase of the business. Such discussions are preliminary and there can be no assurance that any transaction will occur. We will likely acquire technologies, businesses or assets in businesses other than polysilicon production. Future acquisitions could expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. Further, we have no experience in the business of ingot or wafer production. There can be no assurance we will be successful in producing wafers in-house. Any difficulties encountered in the acquisition of, or expansion into, any business other than polysilicon production may have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Industry

Prices for polysilicon and wafers are expected to decline in the next few years, which is reflected in the pricing of our supply contracts, and could adversely affect our gross margin.

According to Solarbuzz’s Balanced Energy Forecast Scenario, global average polysilicon capacity is projected to grow from 63,000 MT per year in 2008 to 234,000 MT per year by 2012. If current capacity expansion plans are met, the polysilicon production industry may experience a period of excess capacity. During a period of excess capacity, polysilicon producers will experience pricing pressures and may be forced to reduce polysilicon prices until such time, if ever, as demand increases to such extent to offset such overcapacity. In addition, our polysilicon supply agreements provide for substantial reductions in the prices we will be paid over the life of the agreements. If the price of polysilicon decreases faster than we are able to reduce our manufacturing costs, our operating margins will be reduced and our financial condition and results of operations may be adversely affected.

According to Solarbuzz, wafer prices on a per-watt basis are expected to decline in the next few years. Our wafer supply agreements provide for substantial reductions in the prices we will be paid over the life of these agreements. If we are unable to lower our costs in line with the price decline, our gross margins would be adversely affected. In addition, if polysilicon availability increases and prices decline faster than we are able to reduce our manufacturing costs, wafer manufacturers may be more inclined to produce wafers for their own sales and their willingness to enter into tolling agreements may decrease.

Our future growth and profitability depend on the demand for solar power and semiconductor products and the development of solar power and semiconductor technologies.

The solar industry is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for the electronics industry and other more established industries for which trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	decreases in government subsidies and incentives to support the development of the solar power industry;

•	the relative cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and broader energy industry.

The electronics industry has experienced substantial and sustained growth globally over the last 20 years. In the PRC, demand for semiconductor products has been a more recent phenomenon and growth may not be sustained. Moreover, semiconductor technology development may not lead to greater demand for silicon-based products. In a mature industry it may be more difficult for us to break into the polysilicon market if demand growth is not sustained.

In the event demand for solar and semiconductor products does not expand as we expect or solar power or semiconductor technologies do not develop in a manner consistent with continued demand for polysilicon, our future growth and profitability will be adversely affected.

The reduction or elimination of government subsidies and economic incentives could cause demand for our products and our revenue to decline.

We believe that the near-term growth of the market for on-grid applications of solar energy depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenue to decline.

Today, when upfront system costs are factored into cost per kilowatt hour, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, such as Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems. Utilities in Germany are generally obliged to purchase electricity generated from grid-connected solar power installations at defined feed-in tariff rates, which decline over time according to a predetermined schedule. Any political or market changes in Germany could result in significant reductions or the elimination of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. Reductions in, or elimination of, government subsidies and economic incentives for on-grid solar energy applications before the solar power industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenue to decline.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to the end customers of using the solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our customers’ products that use polysilicon will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. New government regulations or utility policies pertaining to solar power products may result in significant additional expenses to our customers and, as a result, could cause a significant reduction in demand for our products.

Alternative technologies in cell manufacturing may replace the need to use polysilicon or wafers such as the wafers we sell and intend to manufacture in solar applications.

The vast majority of silicon-based solar cell manufacturers uses chunk or granular polysilicon. However, alternative technologies are being developed. One such technology, thin-film cell production, uses little to no amounts of silicon in the production of solar cells. Thin-film solar cells are currently less costly to produce than silicon-based solar cells. Significant expansion of thin-film solar cell production has been announced which may put pressure on the entire value chain of silicon-based solar cell production. This expansion may in turn restrict the market for silicon-based solar cells which would decrease the demand for our polysilicon and wafers. The further development of thin-film or other alternative technologies may have a significant impact on the solar industry by reducing the necessity for wafers made from polysilicon. If the demand for polysilicon or wafers is negatively affected by increased demand for and improvements to alternative technologies, our revenue and results of operations could be negatively affected.

Further development in the fluidized bed reactor, or FBR, method, upgraded metallurgical silicon or other alternative polysilicon production technologies or other changes in the solar power industry could render our production process too costly or obsolete, which could reduce our market share and cause our sales and profits to decline.

Although the vast majority of the polysilicon produced in the world utilizes the Siemens process, several alternative production processes that may have significantly lower production costs have been developed. A clear disadvantage of the Siemens process is the large volume of electricity required. MEMC, REC and Wacker are three competitors that operate or are constructing facilities that use the FBR method for producing polysilicon. Tokuyama has developed a polysilicon technology called the “Vapor-to-Liquid Deposition” process. Companies such as Becancour, Dow Corning, Elkem and others are establishing facilities for the production of upgraded metallurgical silicon.

Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. We will need to invest significant financial resources in research and development to expand our market position, keep pace with technological advances in polysilicon production and effectively compete in the future. Failure to further refine our technology could make our production process too costly or obsolete, which could reduce our margins and market share, cause our revenue to decline and adversely affect our results of operations.

Risks Relating to Doing Business in China

If we were required to obtain the prior approval of the China Ministry of Commerce, or MOFCOM, for or in connection with our restructuring, or of the China Securities Regulatory Commission, or the CSRC, for or in connection with this offering and the listing and trading of our ADSs on the New York Stock Exchange, our failure to do so could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation, or Regulation No. 10, that became effective on September 8, 2006. This regulation has provisions that purport to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear and no consensus currently exists among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

JZPTD was originally controlled by Mr. Zhu Gongshan through two PRC domestic entities which were direct equity holders of JZPTD. In December 2006, GCL HK acquired its initial 64% equity interest in JZPTD from these two PRC domestic entities, or the GCL HK acquisition. At the time of the GCL HK acquisition, GCL HK was a subsidiary of Happy Genius, which was controlled by Mr. Zhang Songyi. In September 2007, after the reorganization discussed in “Corporate Structure — Ownership of Our Business”, Mr. Zhu Gongshan, through Boulina, purchased 100% of the total outstanding shares of Happy Genius from entities controlled by Mr. Zhang Songyi, or the Boulina acquisition. Mr. Zhang and Mr. Zhu had no affiliated relationship or entrustment arrangement for the GCL HK acquisition and the Boulina acquisition at the time of any of these two acquisitions.

Our PRC counsel, Grandall Legal Group, has advised us, based on their understanding of the current PRC laws, regulations and the procedures announced on September 21, 2006, and subject to any future rules, regulations, requirements, or explanations to the contrary promulgated by competent PRC governmental authorities, that:

•

the CSRC approval requirement under Regulation No. 10 described above is only applicable to an offshore special purpose vehicle which is defined as an offshore entity formed for listing purposes and controlled directly or indirectly by PRC domestic companies or individuals. Neither Mr. Zhu Gongshang nor Mr. Zhang Songyi is a PRC domestic natural person under Regulation No. 10. Mr. Zhu Gongshan, who currently controls our company, was not a PRC domestic natural person at the time of, or subsequent to, the GCL HK acquisition or the Boulina acquisition, and has not been a PRC domestic natural person since the GCL HK acquisition, as Mr. Zhu Gongshan has maintained non-immigrant permanent residency in the Philippines since 2002 and residency in Hong Kong since 2004, and deregistered his PRC residency in 2005. Mr. Zhang Songyi, a director and our second largest shareholder, was not a PRC domestic natural person at the time of, or subsequent to, the GCL HK acquisition or the Boulina acquisition, as Mr. Zhang Songyi has always been a permanent resident of Hong Kong. Our Company is not an offshore special purpose vehicle as defined in Regulation No. 10 since our Company is not directly or indirectly controlled by any PRC domestic enterprise or individuals. Therefore, we are not required to submit applications to the CSRC for its approval for the listing and subsequent trading of our ADSs on the New York Stock Exchange.

•	Article 11 of Regulation No. 10 requires domestic enterprises or domestic natural persons to submit application to the MOFCOM for approval when they, in the name of the offshore companies legally established or controlled by them, merge or acquire domestic companies having a connected relationship with them. The GCL HK acquisition did not require MOFCOM approval since no affiliated relationship existed between the GCL HK and the selling equity holders of JZPTD. Regulation No. 10 was not applicable to the Boulina acquisition since the Boulina acquisition did not involve any PRC domestic enterprise and was not subject to any PRC laws on cross border transactions. Since there was no affiliated relationship or arrangement between Mr. Zhu Gongshan and Mr. Zhang Songyi for the GCL HK acquisition and the Boulina acquisition, Mr. Zhu Gongshan and Mr. Zhang Songyi have not circumvented such MOFCOM approval requirement under Regulation No. 10, and the GCL HK acquisition and the Boulina acquisition, taken as a whole, will not be regarded as a circumvention of relevant approval requirement under Regulation No. 10. Therefore, the MOFCOM approval requirement under Regulation No. 10 is not applicable to the GCL HK acquisition, the Boulina acquisition or the combination of these two acquisitions, and we are not required to submit an application to the CSRC to obtain its approval.

A copy of Grandall Legal Group’s legal opinion regarding this new PRC regulation is being filed as an exhibit to our registration statement on Form F-1, which is available at the website of the SEC at www.sec.gov.

The application of Regulation No. 10 is unclear in certain respects, including the definition of a PRC domestic natural person and what constitutes a circumvention of its approval requirements. If the MOFCOM or the CSRC subsequently determines that MOFCOM approval of the transfer of JZPTD or CSRC approval was required for this offering, we may face regulatory actions or other sanctions from the MOFCOM or the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by JZPTD, or take other actions that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions that require us, or make it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC requires in the future that we obtain its approval for any part of our reorganization, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, the SAFE promulgated a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that PRC residents, including both legal persons and natural persons, must register with the relevant local SAFE branches before establishing or controlling any company outside of China with assets or equity interests in PRC companies for the purpose of capital financing. Any such company is referred to as an “offshore special purpose company”. Although we believe that Circular No. 75 does not apply to the sale of the interest in JZPTD to Happy Genius in December 2006 because Happy Genius was set up and owned by Mr. Zhang Songyi, who was a permanent Hong Kong resident at the time of sale and has not been a PRC resident since then, we cannot assure you that SAFE will not interpret Circular No. 75 to apply to the transactions through which our shareholders acquired their interests and conclude that under Circular No. 75 one or more of our existing shareholders should be treated as PRC domestic residents required to register with SAFE. Such PRC residents must also file amendments to their registrations if their offshore companies are engaged in material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or creation of any security interest over any assets located in China or any other material change in share capital. Under Circular No. 75, PRC domestic residents are allowed to pay profits to offshore special purpose companies in the form of dividends, to transfer shares in liquidation of a company, to decrease capital and take similar actions only after effecting registration pursuant to the registration procedures set forth in such regulation. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent company, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. We understand that any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under Circular No.75 could subject our company to fines or sanctions imposed by the PRC government, including restrictions on JZPTD’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to JZPTD. According to the Regulation on the Foreign Exchange System of the PRC, as modified on August 5, 2008, or the Foreign Exchange Regulation, SAFE has been authorized to check the use of funds remitted from overseas.

As it is uncertain how SAFE will interpret or implement the Foreign Exchange Regulation and its Circular No. 75, we cannot predict how Circular No. 75 and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects. See “PRC Government Regulation — Circular No. 75.”

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China and we expect most of our sales will be made in China. Accordingly, we expect our business, financial condition, results of operations and prospects to be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

•	has a high level of government involvement;

•	is in the early stages of development of a market-oriented economy;

•	has tight government foreign exchange controls; and

•	has demonstrated inefficient allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented measures, including recent interest rate increases, to control the pace of economic growth.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users and semiconductor manufacturers, which in turn could reduce demand for our polysilicon and wafers.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our polysilicon and wafers and consequently have a material adverse effect on our business.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, JZPTD, a limited liability company established in China. JZPTD is generally subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the national government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to JZPTD.

Any capital contributions or loans that we, as an offshore entity, make to JZPTD, including from the proceeds of this offering, are subject to PRC regulations. For example, none of our loans to JZPTD can exceed the difference between the total amount of investment in JZPTD approved under relevant PRC laws and the registered capital of JZPTD, and the loans must be registered with the local branch of the SAFE. In addition, our capital contributions to JZPTD must be approved by the PRC Ministry of Commerce and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to JZPTD or to fund its operations may be negatively affected, which could adversely affect JZPTD’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

An economic slowdown in China may adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate most of our revenue in China. As a result, economic conditions in China have a significant effect on our financial condition and results of operations, as well as our future prospects. Since 1978, China has been one of the world’s fastest growing economies in terms of GDP growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the recent slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. An economic downturn in China could adversely affect our financial condition and results of operations, as well as our future prospects.

We will rely on dividends paid by our subsidiary for our cash needs.

We will rely on dividends paid by our wholly-owned Chinese subsidiary, JZPTD, for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur outside of the PRC and to pay our offshore operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. JZPTD is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. JZPTD is also required to allocate a portion of its after-tax profit, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if JZPTD incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the new EIT Law and its Implementing Regulation, which became effective on January 1, 2008, dividends payable by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. As JZPTD is owned directly by our Hong Kong subsidiary, which is a non-resident enterprise, and as Hong Kong has an arrangement with the PRC under which the tax rate from dividend income is 5%, dividends paid by JZPTD would be subject to a 5% withholding tax.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.1% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and June 30, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Since substantially all of our costs and expenses are denominated in Renminbi, any appreciation or revaluation of the Renminbi could increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our polysilicon more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

We conduct all of our operations in China and substantially all of our assets are located in China. In addition, some of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable U.S. state securities laws. Moreover, our PRC legal counsel, Grandall Legal Group, has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our PRC legal counsel, Grandall Legal Group, has also advised us that PRC courts are unlikely to (a) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated on the civil liability provisions of the securities laws of the United States or (b) entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States as there is no treaty between United States and the PRC and the PRC courts will only recognize and enforce foreign judgments in accordance with PRC Civil Procedure Law.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus, or avian flu or bird flu, Severe Acute Respiratory Syndrome, or SARS, or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. Currently, no fully effective avian flu vaccines have been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against a potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods to plummet in the affected regions. An outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, could seriously interrupt our production, which could have a material adverse effect on our results of operations.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We have received substantially all our revenue in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the purchase of equipment from foreign suppliers. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to expand our production facilities as planned or pay in dividends in foreign currencies to our shareholders, including holders of our ADSs.

Risks Relating to Our ADSs and This Offering

There has been no public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ADSs. Our ADSs have been approved for listing on the New York Stock Exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements of studies and reports relating to solar or electronics industry applications that do not require polysilicon;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived actual or potential sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per ADS, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution of approximately $             per ADS (assuming no exercise by the underwriters of their over-allotment option), representing the difference between our net tangible book value per ADS as of June 30, 2008, after giving effect to this offering and the assumed initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price. See “Dilution.” In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options and upon conversion of the 2008 Convertible Bonds.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We will require borrowings of significant amounts to refinance Renminbi denominated bank debt, the 2008 Convertible Bonds, and to fund our Xuzhou Phase III, Xilinhot and any additional facility expansions as well as our wafer production facilities. We may, in addition, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by              ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of any applicable 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. In addition, although persons who will receive our 2008 Convertible Bonds concurrently with the closing of this offering have agreed, subject to certain exceptions, to refrain from offering for sale or selling, directly or indirectly, 2008 Convertible Bonds or entering into certain hedging transactions for 130 days after the date of this prospectus, the permitted sales and hedging under such lock-up agreements and sales or hedging after such period could cause the market price of our ADSs to decline. Any or all of these shares may be released prior to expiration of these lock-up periods at the discretion of the representatives of the underwriters. See “Shares Eligible for Future Sale.” We are also obligated to file a registration statement for resales of ADSs issued on conversion of our 2008 Convertible Bonds within 60 days of the closing of this offering. The registration statement will allow such sales only after six months from the closing of this offering. We intend to ask the representatives of the underwriters for their agreement to file such registration statement as an exception to the lock-up. The representatives of the underwriters are not required to grant this exception. To the extent prior to the expiration of the lock-up periods, ordinary shares, ADSs or 2008 Convertible Bonds are sold into the market or hedging transactions are conducted by the holders of the 2008 Convertible Bonds, the market price of our ADSs could decline.

As a holder of our ADSs, you may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you will not be treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation” and “Your Right to Receive the Shares Underlying Your ADRs.”

Except as described in this prospectus and provided in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

As a holder of our ADSs, you may not be able to participate in rights offerings that are made available to our shareholders, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you, as a holder of our ADSs, may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because shareholders of Cayman Islands companies have more limited rights and judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under United States law, our shareholders may have less protection for their shareholder rights than they would under United States law.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records (save for the register of mortgages) and accounts or to obtain copies of lists of shareholders of these companies. Save for the register of mortgages, our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law (2007 Revision) are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty as to whether the Cayman Islands courts will:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment a final and conclusive judgment in person obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of generally, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts were competent to hear the action in accordance with private international law principles as applied in the Cayman Islands; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; and (v) is not bound on an error in Cayman Islands law. You should also read “Description of Share Capital— Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “intend,” “may,” “plan,” “seek,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements includes, without limitation:

•	our business and operating strategies;

•	our expansion and capital expenditure plans;

•	our operations and business prospects;

•	our planned use of proceeds;

•	our financial condition and results of operations;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future PRC or global developments in the polysilicon manufacturing and solar and electronics industries.

You should read this prospectus thoroughly and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains data related to the polysilicon and wafer markets in several countries, including China. This market data, including data from Solarbuzz and iSuppli Corporation, or iSuppli, includes projections that are based on a number of assumptions. Solarbuzz is an independent solar energy research company headquartered in San Francisco, California, U.S.A. iSuppli is an electronics research firm headquartered in El Segundo, California, U.S.A. The Solarbuzz data has been derived from MARKETBUZZ 2007 and MARKETBUZZ 2008. The forecast information is taken from Solarbuzz’s Balanced Energy Scenario, which assumes end-market demand through the period is based on existing and currently known emerging PV incentive programs. The Solarbuzz report includes two more aggressive growth scenarios which have not been discussed in this prospectus. The iSuppli data has been derived from the iSuppli Global IDM Market Tracker—H1 2008 and Regional Application Market Forecast Tool (AMFT)™ 2008-Q2 2008. The polysilicon and wafer markets may not grow at the rates projected by the market data, or at all. The failure of such markets to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the polysilicon and wafer markets subjects any projections or estimates relating to the growth prospects or future condition of such markets to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. You should not place undue reliance on these forward-looking statements.

Although we will become a reporting company after this offering and have ongoing disclosure obligations under U.S. federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $            million, after deducting the underwriting discounts and offering expenses payable by us in this offering. These estimates are based upon an assumed initial offering price of $            per ADS, the midpoint of the range shown on the cover page of this prospectus.

We intend to use our net proceeds from this offering for the following purposes:

•	approximately $300.0 million for contribution to JZPTD;

•	$20.0 million to fully redeem the Tranche A Floating Rate Secured Redeemable Bonds due 2009 issued by us in September 2007;

•	$240.6 million to acquire Sun Wave and Greatest Joy in connection with our acquisition of 36% of JZPTD from our affiliates;

•	approximately $15.3 million to repay the principal of and fees relating to a promissory note issued by us to Happy Genius, our controlling shareholder in June 2008; and

•

the remaining amount for general corporate purposes, including potential acquisitions or investments in downstream expansion such as wafer operations. We are currently in preliminary discussions with our tolling wafer manufacturer, Huasheng, with respect to a potential acquisition of such manufacturer.

We intend to cause JZPTD to use the proceeds from our contribution in the amount of approximately $300.0 million to fund the capital expenditures related to our polysilicon production facilities expansion and our in-house wafer production facilities.

The floating rate bonds were issued to fund equity contributions to JZPTD to fund a portion of the cost of constructing our Xuzhou Phase II facility and to pay the balance of the purchase price of our initial 64% equity interest in JZPTD. The floating rate bonds bear interest at three month LIBOR plus 3.0% per annum.

The $240.6 million to be used as part of the consideration to acquire the remaining 36% of JZPTD, which will be payable to entities affiliated with Mr. Zhu Gongshan and Moonchu, will be used partially to redeem the exchangeable bonds issued by Happy Genius.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest bearing bank accounts or to invest in short-term investment grade debt securities.

A $1.00 increase (decrease) in the initial public offering price would increase (decrease) the net proceeds of this offering by $            million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. See “Principal and Selling Shareholders.”

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from JZPTD, our subsidiary in China, for our cash needs. Current PRC regulations restrict the ability of our subsidiary to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We will rely on dividends paid by our subsidiary for our cash needs.”

Subject to our Memorandum and Articles of Association and the applicable laws, our board of directors has complete discretion as to whether to recommend a distribution of dividends to shareholders, which distribution is then subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008. Our capitalization is presented:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of our outstanding convertible redeemable preferred shares into 16,667,000 of our ordinary shares upon completion of this offering and (ii) the automatic redemption of our Tranche A Floating Rate Secured Redeemable Bonds due 2009 and the conversion of all of our outstanding Tranche B Floating Rate Secured Convertible Bonds due 2009 into 27,183,400 of our ordinary shares, upon completion of this offering;

•

on an as adjusted basis to give effect to (i) the events listed in the preceding paragraph, (ii) the issuance of 268,537,970 ordinary shares in the form of ADSs by us to entities affiliated with Mr. Zhu Gongshan and Moonchu in connection with our acquisition of the remaining 36% of JZPTD assuming an initial public offering price of $             per ADS, the midpoint of the estimated range of the initial public offering price and (iii) the issuance and sale of $446.9 million principal amount of the 2008 Convertible Bonds to entities affiliated with Mr. Zhu Gongshan and Moonchu in connection with our acquisition of the remaining 36% of JZPTD which will be delivered to the holders of the exchangeable bonds issued by Happy Genius and (iv) the acquisition of 36% of JZPTD; and

•

on an as further adjusted basis to give effect to (i) the events listed in the preceding paragraphs and (ii) the issuance and sale of              ordinary shares in the form of ADSs by us in this offering at the initial public offering price of $              per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and estimated aggregate offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2008
	Actual	Pro Forma	As Adjusted(1)			As Further Adjusted(2)
	(in thousands, except share data)
Long-term indebtedness:
Floating rate bonds	$65,789	$—		$—			—
Bank borrowings	110,219	110,219		110,219			110,219
Convertible bonds	—	—		446,875			446,875

Series A convertible redeemable preferred shares, $0.00001 par value, 50,000,000 shares authorized; 16,667,000 shares outstanding	22,778	—		—			—

Shareholders’ equity:
Ordinary shares, $0.00001 par value, 100,000,000,000 ordinary shares authorized; 978,333,000 ordinary shares issued, ordinary shares outstanding on a pro forma basis, ordinary shares outstanding on an as adjusted basis (1) ordinary shares outstanding on an as further adjusted basis	10	10		10
Additional paid-in capital	8,009	76,576		[	]
Retained earnings (Accumulated deficit)	43,287	41,790		[	]
Accumulated other comprehensive income	9,443	9,443		9,443			9,443

Total shareholders’ equity (deficit)	60,749	127,819		[	]

Total capitalization	$259,535	$238,038	$	[	]	$

Note:

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price, would increase (decrease) each of (i) ordinary shares and additional paid-in capital in the aggregate, (ii) total shareholders’ equity and (iii) total capitalization by $ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price, would increase (decrease) each of (i) ordinary shares and additional paid-in capital in the aggregate, (ii) total shareholders’ equity and (iii) total capitalization by $ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our convertible redeemable preferred shares and floating rate bonds and the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of June 30, 2008 was approximately $83.5 million, or $0.0854 per ordinary share and $0.3415 per ADS, giving effect to the conversions above. Net tangible book value per ADS represents our total tangible assets minus our total liabilities and minority interests, divided by the total number of ADS equivalents outstanding upon incorporation of our company. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding convertible redeemable preferred shares and the convertible portion of our floating rate bonds into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the initial public offering price per ordinary share.

Without taking into account any other changes in such tangible book value after June 30, 2008 other than giving effect to the sale of our ADSs offered in this offering at the assumed initial public offering price of $            per ADS, the midpoint of the estimated range of the initial public offering price, and after deducting underwriting discounts and commissions and other estimated expenses of this offering, the conversion of our convertible redeemable preferred shares and the convertible portion of our floating rate bonds into ordinary shares upon completion of this offering and the acquisition of 36% of the interest in JZPTD upon completion of this offering, our adjusted net tangible book value as of June 30, 2008 would have been $            million, or $            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $            per ADS. This represents an immediate increase of $            in net tangible book value per ADS to the existing shareholders and an immediate dilution in net tangible book value of $            per ordinary share or $            per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ADS basis assuming the underwriters do not exercise the over-allotment option:

Assumed initial public offering price per ADS	$
Net tangible book value per ADS as of June 30, 2008

Adjusted net tangible book value per ADS after giving
effect to the conversion of all outstanding convertible
redeemable preferred shares and after giving effect to the conversion of the convertible portion of our floating rate bonds into ordinary shares upon completion of this offering

Adjusted net tangible book value per ADS after giving effect to the conversion of all outstanding convertible redeemable preferred shares, the conversion of the convertible portion of our floating rate bonds into ordinary shares and the acquisition of 36% of the interests in JZPTD upon the completion of this offering

Adjusted net tangible book value per ADS after giving effect to the conversion of all outstanding convertible redeemable preferred shares, the conversion of the convertible portion of our floating rate bonds, the acquisition of 36% of the interests in JZPTD and the additional proceeds we will receive from this offering

Dilution in net tangible book value per ADS to new investors in this offering

A $1.00 increase (decrease) in the assumed initial offering price of $             per ADS (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration and the total average price per ordinary share and per ADS paid by new investors by $            , $            , and $            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, on an as adjusted basis, as of June 30, 2008, the differences between the existing shareholders (as defined below) and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share paid at the assumed initial public offering price of $            per ADS, the midpoint of the estimated range of the initial public offering price, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders(1)			%	$		%	$	$
New investors			%	$		%	$	$

Total			%	$		%	$	$

Note:

(1)	Existing shareholders for this purpose includes holders of our ordinary shares, holders of our convertible redeemable preferred shares to be converted into ordinary shares upon completion of this offering, holders of the convertible portion of our floating rate bonds to be converted into ordinary shares upon completion of this offering and holders of our ordinary shares to be issued in connection with our acquisition of 36% of JZPTD.

The discussion and tables above also assume no exercise of any outstanding stock options. As of June 30, 2008, we had outstanding options to purchase 50,000,000 ordinary shares at $0.5 per share. These options will vest in four equal amounts at the end of one year from the date of this offering and on the three succeeding anniversaries of such date. Upon exercise, we will issue ADSs representing such ordinary shares. If all of these options had been exercised on or prior to June 30, 2008, after giving effect to the conversion of the convertible redeemable preferred shares, floating rate bonds, and this offering, ordinary shares purchased would have been             , total consideration would have been             , our net tangible book value per ADS would have been approximately $              million, or $              per ADS, and the dilution in net tangible book value per ADS to new investors would have been $              per ADS.

EXCHANGE RATE INFORMATION

Our business is conducted in China and we expect that substantially all of our revenues will be denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8591 to $1.00, the noon buying rate in effect as of June 30, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On September 12, 2008, the noon buying rate was RMB6.7810 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041

2007	7.2946	7.5806	7.8127	7.2946

2008 (through September 12)	6.7810	6.9933	7.2946	6.7800
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8355	6.8632	6.8104
August	6.8252	6.8462	6.8705	6.7800
September (through September 12)	6.7810	6.8333	6.8510	6.7810

Source: Federal Reserve Bank of New York

Note:

(1)	Averages for a period are calculated by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	a relatively effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. The majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our Cayman Islands counsel, and Grandall Law Group, our PRC counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicted upon the civil liability provisions of the securities laws of the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Grandall Law Group has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements for PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. If there are neither treaties nor the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present the selected consolidated financial information of us and our predecessor, JZPTD. You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historic results are not necessarily indicative of results to be expected in any future period.

The following selected consolidated statement of operations data and consolidated statement of cash flow data for the period from March 7, 2006 to December 13, 2006 (predecessor), the period from November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor) and the consolidated balance sheet data as of December 31, 2006 and December 31, 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. JZPTD is considered our predecessor because we acquired 64% of the equity interest in JZPTD on December 13, 2006 and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

The following selected consolidated statement of operations data and consolidated statement of cash flow data for the six months ended June 30, 2007 and 2008 and the selected consolidated balance sheet data as of June 30, 2007 and 2008 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet information as of June 30, 2008, which is derived from information included in our unaudited condensed consolidated financial statements included elsewhere in this prospectus, assumes the redemption and conversion upon completion of this offering of our convertible redeemable preferred shares and the convertible portion of our floating rate bonds, cash payment of $240.6 million to entities affiliated with Mr. Zhu Gongshan and Moonchu and the issuance of the 2008 Convertible Bonds in the principal amount of $446.9 million. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The unaudited results for the six months ended June 30, 2008 may not be indicative of our results for the full year ending December 31, 2008.

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30,
				2007 (Successor)	2008 (Successor)
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Revenues
Third party sales	$—	$—	$33,378	$—	$153,690
Related party sales	—	—	7,470	—	19,917

Total	—	—	40,848	—	173,607
Cost of revenues	—	—	(10,996)	—	(48,730)

Gross profit	—	—	29,852	—	124,877
Operating expenses (general and administrative)	(2,776)	(239)	(17,836)	(8,978)	(6,640)

Operating income (loss)	(2,776)	(239)	12,016	(8,978)	118,237
Non-operating income (expense)
Interest income	58	54	376	109	582
Interest expense	(743)	(147)	(6,097)	(1,482)	(7,042)
Other income (expense)	12	2	6	1	(747)
Gain on disposal of JSJST	—	—	566	566	—
Amortization of other deferred income	—	—	—	—	232

(Loss) income before income tax and minority interest	(3,449)	(330)	6,867	(9,784)	111,262
Income tax (expense) credit	—	—	(3,123)	2	(297)

(Loss) income before minority interest	(3,449)	(330)	3,744	(9,782)	110,965
Minority interest	—	118	(5,540)	1,336	(42,892)

Net (loss) income	(3,449)	(212)	(1,796)	(8,446)	68,073
Deemed distribution on convertible redeemable preferred shares-accretion of redemption premium	—	—	(1,111)	—	(1,667)

Net (loss) income attributable to holders of ordinary shares	$(3,449)	$(212)	$(2,907)	$(8,446)	$66,406

Weighted average shares used in (loss) earnings per share calculation
Basic—ordinary share		1,000,000	994,292	1,000,000	979,844
Basic—convertible redeemable preferred share		—	—	—	16,667
Diluted—ordinary share		1,000,000	994,292	1,000,000	981,436
(Loss) earnings per ordinary share and ADS
Basic—ordinary share		(0.0002)	(0.0029)	(0.0084)	0.0666
Basic—convertible redeemable preferred share		—	—	—	0.1667
Diluted—ordinary share		(0.0002)	(0.0029)	(0.0084)	0.0665
Basic—ADS		(0.0008)	(0.0116)	(0.0336)	0.2664
Diluted—ADS		(0.0008)	(0.0116)	(0.0336)	0.2660
Weighted average shares used in proforma earnings per ordinary share
Basic					[ ]
Diluted					[ ]
Proforma earnings per ordinary share and ADS
Basic—ordinary share					[ ]
Diluted—ordinary share					[ ]
Basic—ADS
Diluted—ADS

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30,
				2007 (Successor)	2008 (Successor)
	(in thousands)
Consolidated Statements of Cash Flow Data
Net cash (used in) provided by operating activities	$(2,782)	$(842)	$15,515	$(5,681)	$277,935
Net cash (used in) provided by investing activities	(60,857)	1,865	(96,716)	(19,327)	(284,378)
Net cash provided by financing activities	87,670	4,010	116,120	42,923	115,675
Capital expenditures(1)	(40,928)	(6,562)	(96,025)	(49,202)	(249,901)

Note:

(1)	Capital expenditures consist of payments for purchase of property, plant and equipment and deposits for purchase of plant and equipment.

	December 31, 2006 (Successor)	December 31, 2007 (Successor)	June 30, 2008 (Successor)	June 30, 2008 Pro Forma (Successor)
	(in thousands, except share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	$5,033	$40,067	$151,661	$132,439
Total current assets	21,840	63,724	221,538	201,538
Property, plant and equipment, net	18,909	141,731	306,975
Total assets	94,291	232,970	671,792	650,295
Distribution payable	—	—	—	240,625
Total current liabilities	49,258	60,948	187,411	428,036
Floating rate bonds	—	62,099	65,789	—
Convertible bonds	—	—	—	446,875
Total liabilities	82,680	181,697	507,115	1,128,826
Minority interest	9,823	34,935	81,150	81,150
Series A convertible redeemable preferred shares ($0.00001 par value; no shares authorized and issued as of December 31, 2006 and 50,000,000 shares authorized and 16,667,000 shares outstanding as of December 31, 2007 and June 30, 2008; no shares outstanding on a pro-forma basis as of June 30, 2008)	—	21,111	22,778	—
Total shareholders’ equity (deficit)	$1,788	$(4,773)	60,749	(559,681)

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30, 2008 (Successor)
Selected Operating Data
Polysilicon production (in MT)	—	—	154	661
Polysilicon sold (in MT)	—	—	153	551
Wafers sold (in MW)	—	—	—	10.1
Average polysilicon selling price (net of VAT) (per kg)	$—	$—	$267	$293
Average wafer selling price (net of VAT) (per W)	$—	$—	$—	$1.22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and the historical consolidated financial statements of our company for the period from November 13, 2006 to December 31, 2006, the year ended December 31, 2007 and unaudited condensed consolidated financial statements for the six months ended June 30, 2007 and 2008 and the historical predecessor financial statements of JZPTD for the period from March 7, 2006 to December 13, 2006, including the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We supply polysilicon and wafers to companies operating in the solar industry. Polysilicon is the primary raw material for wafers used in the solar and electronics industries. We manufacture polysilicon at our production complex in Xuzhou, Jiangsu Province, China and intend to establish a second polysilicon production complex in Xilinhot, Inner Mongolia, China. We also intend to commence wafer manufacturing in the third quarter of 2009. Our business was founded in March 2006 and upon completion and ramp up of our planned expansion to 24,000 MT per year by December 2010, we believe we will be one of the leading polysilicon producers in terms of production capacity. We currently plan to build 2.7 GW of wafer production capacity by the end of 2011. We commenced construction of our Xuzhou Phase I production facility, which produces solar grade polysilicon, in July 2006 and produced our first batch of polysilicon in September 2007. We made our first commercial shipment of polysilicon in October 2007. In the six months ended June 30, 2008, we produced 661 MT of polysilicon. For the months of July 2008 and August 2008, we produced 175 MT and 185 MT of polysilicon, respectively. We began selling wafers produced for us through tolling arrangements with third party manufacturers in the second quarter of 2008 but expect polysilicon sales to contribute a significant majority of our revenues in the future until the end of 2009.

We have an extremely limited operating history to serve as the basis for evaluating our business. You should consider the risks and difficulties frequently encountered by companies such as us in new and rapidly evolving markets such as the polysilicon and wafer markets. We ramped up our Xuzhou Phase I production facility to its designed annual capacity of 1,500 MT in March 2008. We commenced commercial production of our Xuzhou Phase II production facility in July 2008 and expect to achieve its fully ramped up capacity by December 2008. In December 2007, we commenced preparation for construction of our Xuzhou Phase III production facilities, which is expected to have an aggregate annual production capacity of 10,500 MT. Our first production line at our Xuzhou Phase III production facilities is expected to commence commercial production in December 2008. We intend to fully ramp up our Xuzhou Phase III production facilities by February 2010. We have begun planning and expect to begin construction activities for our Xilinhot production facilities in October 2008. We expect to commence commercial production at our Xilinhot production facilities in December 2009 and to fully ramp it to its designed annual capacity of 10,500 MT by December 2010. As we began selling wafers produced for us through tolling arrangements with third parties in April 2008, only the six months ended June 30, 2008 reflect the results of such sales. In addition, we intend to commence in-house wafer manufacturing in 2009, which will have an impact on our financial results. We may not be able to achieve significant revenues or revenues growth in the future. In addition, our limited operating history provides a limited basis to assess the impact that critical accounting policies may have on our business and our financial performance.

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contract prices of $21.3 billion (RMB146.2 billion). These contracts are with JA Solar, Trina Solar, CSI, Suntech, AIDE, Solarcell and Solarfun. Some of these contracts are for solely polysilicon and some solely wafers and others a combination, which may vary over time. Prior to our entry into these supply contracts, we sold all of our polysilicon on the spot market to major Chinese solar manufacturers. See “Business —

Customers and Markets”. We will recognize the revenues from most of these supply contracts on a weighted average basis. See “— Key Factors Affecting Our Results of Operations — Supply Contracts with Customers”.

We have operated and managed our business as a single segment since inception. Although we commenced sales of wafers in April 2008, we intend to continue to operate and manage our business as a single segment. We currently do not account for the results of our operations on a geographic or other basis.

Key Factors Affecting Our Results of Operations

The most significant factors that directly or indirectly affect and will affect our financial performance and results of operations are:

•	supply contracts with customers;

•	polysilicon production capacity and volume;

•	cost of producing polysilicon;

•	wafer production volume and cost;

•	market price of polysilicon and wafers; and

•	industry demand.

Supply Contracts with Customers

We began shipments of polysilicon and wafers under supply contracts in April 2008 that generally require customers to make advance payments or to provide other financial guarantees or support, have pre-set prices which decline over the length of the contract and have pre-set volumes that increase in the early years of the contract. Prior to these shipments we sold all of our polysilicon on the spot market. Under our current supply agreements, we contracted to sell approximately 90% of our anticipated production from now to the end of 2015 after giving effect to our current polysilicon expansion plan to 24,000 MT and wafer expansion plan to 2.7 GW. We will recognize the revenues from most of our current supply contracts on a weighted average basis. The resulting per kilogram average selling price for polysilicon supply contracts and the per piece average selling price for wafer supply contracts are significantly lower than our historical spot market sales prices and lower than the initial set prices in the early years of our contracts.

Pursuant to preferential tax treatment in the PRC, we are exempt from income tax in 2008 and 2009 and will be exempt from 50% of the applicable income tax for each of 2010, 2011 and 2012. As a result, deferred tax benefits are expected to constitute a material portion of our reported net income starting in 2010 when we become subject to 50% of the applicable income tax.

Polysilicon Production Capacity and Volume

We ramped up our Xuzhou Phase I production facility to its designed annual capacity of 1,500 MT in March 2008. We plan to double our annual fully ramped-up manufacturing capacity from 1,500 MT to 3,000 MT by December 2008 when we complete ramp up of our Xuzhou Phase II production facility, and to further expand our total fully ramped-up polysilicon production capacity to 13,500 MT per year by February 2010. We have begun planning for our Xilinhot production facilities and expect to begin construction activities in October 2008. We expect to commence commercial production at our Xilinhot production facilities in December 2009 and to fully ramp it to its designed annual capacity of 10,500 MT by December 2010. We believe anticipated increases in our production capacity will have a significant effect on our results of operations, both in allowing us to produce and sell more polysilicon and wafers and to achieve higher revenue, and in lowering our marginal manufacturing costs resulting from economies of scale.

New and existing polysilicon manufacturers have announced expansion plans that could add capacity by tens of thousands of MT per year. Such capacity additions could reduce polysilicon prices and result in increased competition for us. In the event that excess capacity results in reduced utilization of our facilities, our per unit cost of production will increase and our business will be less competitive.

Cost of Producing Polysilicon

We will need to significantly reduce our cost of polysilicon production. A significant portion of our future sales are subject to contracts which have fixed prices that decline substantially over the contract term. Accordingly, in order to maintain or improve our margins, we will need to continuously reduce our cost of polysilicon production.

To date we have focused on ramping Xuzhou Phase I capacity and maximizing the output. We have only a limited production history to measure our cost of manufacturing polysilicon. With the completion of our production ramp-up and implementation of the hydrochlorination process, we have shifted our focus to process integration in order to improve efficiency and reduce production costs. We plan to reduce the costs of our key production inputs, such as TCS and electricity consumption. We have thus far been able to shorten our production cycles by adjusting reactor parameters as well as improving the efficiency of our electricity usage.

We use TCS to produce polysilicon. TCS is one of the main and most costly production inputs and to date, we have relied on third party suppliers for substantially all of our TCS requirements. For the year ended December 31, 2007 and the six months ended June 30, 2008, TCS costs represented approximately 39% and 54% of our total costs of revenues, respectively. To reduce our reliance on TCS from third party suppliers, we are increasingly incorporating TCS production into our production process. We integrated the hydrochlorination process for our Xuzhou Phase I production facility in February 2008 and in our Xuzhou Phase II production facility in September 2008. We intend to integrate hydrochlorination processes into our Xuzhou Phase III production facilities and our Xilinhot production facilities. Our Taixing joint venture has constructed a TCS production facility with an initial annual capacity of 20,000 MT in Taizhou, Jiangsu Province, China, which commenced commercial production in September 2008. We intend to increase the Taixing joint venture annual TCS production capacity to up to 60,000 MT by 2010. Upon ramp up of this facility, we expect to substantially reduce our reliance on third parties for our TCS requirements.

Wafer Production Volume and Cost

We intend to use a portion of the proceeds from this offering to finance the construction of our monocrystalline and multicrystalline wafer production facilities. We intend to begin constructing our first monocrystalline and multicrystalline production facility in Xuzhou by the end of 2008 and to commence pilot production by the third quarter of 2009. We intend to ramp up these facilities to a combined 0.8 GW production capacity by the end of 2009 and to further expand our wafer production capacity to 1.9 GW by the end of 2010 and to 2.7 GW by the end of 2011. Our financial condition and results of operations will be determined, to a large extent, on whether we can finish the construction of and operate our wafer production plant at the planned production capacity in a cost effective manner.

We have entered into a tolling contract with Huasheng and intend to enter into additional tolling contracts with other wafer manufacturers.

Market Price of Polysilicon and Wafers

Companies in the solar industry have been paying increasingly higher prices in recent years for polysilicon as demand has exceeded supply. According to Solarbuzz, the average long-term contract price for polysilicon increased from $35-40/kg in 2005 to $60-65/kg in 2007. The spot market for polysilicon reached $250-400/kg by the end of 2007. Although we have contracted to sell approximately 90% of our anticipated production from now to the end of 2015 after giving effect to our current polysilicon expansion plan to 24,000 MT and wafer expansion plan to 2.7 GW, we may from time to time sell polysilicon or wafers that have not been committed on the spot market.

We believe the average selling price of polysilicon will remain high in the near term due to the continued strong demand for polysilicon resulting from the rapid growth of the solar industry, the significant lead time required for building additional capacity for polysilicon production and significant competing demand for polysilicon from the electronics industry. We believe that none of these factors can be predicted with reasonable certainty as of the date of this prospectus. We expect that as polysilicon production capacity expands and the market supply increases, the price of polysilicon will likely decline in the medium- to long-term.

Wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions in China, and the terms of our customer contracts. We price our wafers on a per-piece basis. According to Solarbuzz, wafer prices on a per-watt basis are expected to decline in the next few years. We expect this will be due to increased production efficiencies, expected increases in global polysilicon supplies and declines in polysilicon prices, and increased wafer production capacity in our industry, and we expect the average spot selling price of our wafers to decline in 2009 and thereafter.

Industry Demand

As we currently only sell polysilicon and wafers to the solar industry, our business and revenue growth depends significantly on the growth of the solar energy industry and associated demand for polysilicon and wafers. According to Solarbuzz, polysilicon-based technologies accounted for approximately 88.4% of global solar production in 2007. This market includes thin-film and other forms of solar production. Although solar power technology has been used for several decades, the solar market has only grown significantly in the past several years as solar power became an increasingly cost competitive alternative source of energy. We believe that the near-term demand growth for polysilicon and wafers depends largely on the availability and size of government subsidies and economic incentives for solar products and the current shortage of polysilicon supply. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. The demand for our polysilicon and wafers in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives.

China has also seen a recent increase in demand for electronic grade polysilicon for use in the manufacture of semiconductors. We believe the production of semiconductors in China will increase in the future and expect the demand for electronic grade polysilicon will also increase. We intend to improve our manufacturing process so that we have the flexibility to sell into both the solar and electronics industries.

Components of Results of Operations

Revenues

Our polysilicon revenues are determined by the metric tonnes of polysilicon that we are able to sell as well as the average selling prices of our polysilicon. Our wafer revenues are determined by the number of wafers that we are able to sell as well as the average selling prices of our wafers. Through September 30, 2007, we had no revenue. Our production prior to that date was very small. In the three months ended December 31, 2007, we sold 153 MT of polysilicon and recorded $40.8 million in revenues. In the six months ended June 30, 2008, we sold 551 MT of polysilicon and 10.1 MW of wafers that resulted in $173.6 million in revenues.

To date, we have reported our revenues separated into third party and related party revenues. All related party revenues reflect sales to Jiangsu Yangguang Jingyuan Science and Technology Co., Ltd., or JSJST, an entity affiliated with minority shareholders of JZPTD and Hebei Jinglong, a minority shareholder of JZPTD. JSJST and Hebei Jinglong ceased to be related parties on June 10, 2008 upon the completion of the acquisition by entities affiliated with Mr. Zhu Gongshan and Moonchu of the 36% of JZPTD that we currently do not own. As a result, sales to JSJST and Hebei Jinglong will no longer be related party sales.

Our initial sales have consisted of solar grade polysilicon sold at spot market prices, where prices of our products are subject to greater price volatility than prices under negotiated contract agreements. We began selling wafers produced for us through tolling arrangements with third party manufacturers in April 2008. We have entered into polysilicon and wafer supply agreements with JA Solar, Trina Solar, CSI, Suntech, AIDE, Solarcell and Solarfun. These contracts generally require customers to make advance payments or provide financial guarantees or support, have pre-set prices which decline substantially over the length of the contract and have pre-set volumes that increase substantially in the early years of the contract. See “Business — Customers and Markets”. We will recognize the revenues from most of our current supply contracts on a weighted average basis.

Any dramatic decline in spot prices of polysilicon would cause us to incur losses later than some of our competitors with similar costs of production but who sell at lower spot market prices. On the other hand, participants in the spot market would benefit more quickly from continued high spot prices and face lower accounts receivable risks as spot market sales are generally not made on credit terms.

Cost of Revenues

Our cost of revenues related to polysilicon sales is affected primarily by our ability to control raw material costs, to achieve economies of scale in our operations and to efficiently manage our supply chain.

We expect to incur cost of revenues in our operations primarily consisting of:

•

TCS. TCS is a key component of producing polysilicon, the costs of which accounted for a majority of our total cost of sales for the year ended December 31, 2007 and the six months ended June 30, 2008. We currently purchase TCS pursuant to short term agreements with a number of TCS suppliers. With the ramp-up of our hydrochlorination process in Xuzhou Phase I in February 2008 and in Xuzhou Phase II in September 2008, we have been able to reduce our reliance on third-party sources of TCS. For the six months ended June 30, 2008 and the months ended July and August 2008, approximately 7%, 23% and 36% of the TCS we consumed was produced in-house, respectively. We have a 70% controlling interest in the Taixing joint venture from which we source a portion of our TCS. We began to source TCS from our Taixing joint venture in September 2008. In the future we will purchase less TCS from third parties as we are now able to implement the hydrochlorination process in the Xuzhou Phase II production facility. We expect our initiatives at process integration will decrease TCS costs in the future. See “Business—Manufacturing Process—Materials and Inputs used in Polysilicon Production—Trichlorosilane”.

•	Electricity. The cost of electricity is a substantial component of our total cost of revenue. We source our electricity from the Xuzhou Electricity Company at market prices which could vary.

•

Tolling fees. We pay tolling fees in connection with the wafers we sell to our customers. Before we commence in-house production of wafers, we will pay a per wafer tolling fee on all our sales of wafers.

•

Other materials and inputs. The production of polysilicon requires water, steam, metallurgical silicon, or MG-Si, sulphuric acid and sodium hydroxide as its most significant inputs. Of these, we purchase water on long-term contracts and the other products on the spot market.

•	Direct labor. Direct labor costs include salaries and benefits for personnel directly involved in production activities.

•

Depreciation of property, plant and equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is 50 years for land use rights, generally 20 years for buildings, 15 years for equipment and machinery and five years for motor vehicles and electronic equipment and furniture and fixtures, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we expand our production capacity.

Our cost of revenues related to wafer sales, until our in-house wafer manufacturing facility is operational, is primarily affected by the tolling fees we pay, which will depend on market demand for such capacity and the amount of available capacity. We expect to have an increased portion of international wafer sales as our production increases. Current export VAT refund rate is 5% for wafer products. The remaining VAT after such refund of 12% due to the difference between the VAT rate and the export VAT refund will be recorded as our cost of revenues. As polysilicon supplies become more readily available, to the extent wafer manufacturing capacity has not similarly increased, we would expect wafer processing capacity for third party processing will become less available and hence such capacity would be more expensive. We intend to build our own wafer manufacturing capacity in order to control our production costs. At such time, our cost of revenues related to wafer sales will be affected primarily by the same factors as the cost of revenues for polysilicon above, as well as the cost of other consumables used in the production of wafers.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, other travel and other corporate expenses, bank charges and depreciation of equipment used for administrative purposes. We expect our general and administrative expenses will increase in the near term as a percentage of revenue as we hire additional personnel and incur professional expenses to support our operations as a listed company in the United States as well as additional employees in connection with the start-up of our Xuzhou Phase III production facilities, our proposed Xilinhot production facilities, our wafer production facilities and any future production facilities. However, we expect that our general and administrative expenses will decrease as a percentage of our revenues over time as we achieve greater economies of scale. In addition, before we commence commercial production of a new manufacturing facility, we account for all production-related costs, including direct labor costs and overhead costs, as administrative expenses. After the commencement of commercial production at a production facility, these expenses are accounted for as our cost of revenues. We expect our administrative expenses to grow as we expect to hire additional supporting staff in conjunction with our growth.

Research and Development Expenses

To date, our research and development expenses have been minimal as we have focused on initial production. Research and development expenses have been included in general and administrative expenses. Our research and development expenses will consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We will conduct our research and development, design and manufacturing operations primarily in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We expect our research and development expenses to increase significantly in the future as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our products, including improving our technical know-how to produce higher purity polysilicon and wafers.

Selling and Marketing Expenses

We incurred no material selling and marketing expenses through June 30, 2008. To date, our selling expenses have been included in general and administrative expenses. Our selling and marketing expenses consist primarily of advertising costs, packaging and shipping costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses and other selling and marketing expenses including sales commissions paid to our sales agents. We expect that our selling and marketing expenses will increase in the near term as we increase our sales efforts, hire additional sales personnel and expand into the electronic grade polysilicon and international markets. However, we expect that the growth in revenues will outpace the growth in selling and marketing expenses over time.

Taxation

We expect our net income to be derived primarily from JZPTD, our operating subsidiary in China. Prior to January 1, 2008, JZPTD was subject to PRC enterprise income tax of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. For the year ended December 31, 2007, JZPTD was exempt from the local income tax. As of January 1, 2008, we became subject to the new EIT Law, which provides for a national 25% rate applicable to most enterprises and replaces the prior income tax rate subject to the benefits that had been previously granted.

We have received approval for a two-year tax exemption from the enterprise income tax for the years ended December 31, 2008 and 2009 and will be taxed at 50.0% of the new EIT tax rate for the years ending December 31, 2010, 2011 and 2012, providing a tax rate of 12.5%.

In addition, under the new EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The rule implementing the EIT Law provides that the term “de facto management bodies” refers to management bodies which have material management and control over all aspects of the business, including without limitation, the production, operation, personnel, finance, and assets of the enterprise. However, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in the PRC, with administrative headquarters and personnel in Hong Kong, we should be classified as a resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, we do not expect to derive substantial earnings outside the PRC in the foreseeable future. A foreign investor would be subject to a 10% tax for dividends received from its PRC enterprise, provided that such foreign investor does not set up any entity in China. However, as JZPTD is owned directly by our Hong Kong subsidiary, which is a non-resident enterprise, and as Hong Kong has an arrangement with the PRC under which the tax rate from dividend income is 5%, dividends paid by JZPTD would be subject to a 5% withholding tax.

Pursuant to the Interim Regulations on Value Added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We anticipate that most of our initial sales will be made domestically. We have received VAT rebates from the purchase of certain domestically manufactured equipment. As of December 31, 2007, we received VAT rebates of RMB10.0 million.

We expect to have minimal taxable income in jurisdictions other than China. Under current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue Recognition

We manufacture and sell polysilicon and wafers. We recognize revenue when all of the following conditions are met: price to the buyer is fixed and determinable, products are delivered and title has passed to customers and collectability is reasonably assured. Sales agreements typically do not contain customary product warranties except for return and replacement of defective products within period of 30 days from delivery. Sales agreements do not contain post-shipment obligations or any other return or credit provisions.

A majority of the sales contracts provide that customers must arrange for the shipping of the goods and bear all the costs of such shipping and the risks associated with loss or damage of the goods from our manufacturing premises. Thus, we fulfill our obligation of delivery when the goods are shipped. We required and received cash (or bank note of equivalent value) on or before delivery for a majority of our sales transactions. We extended a credit term to only one customer since commencement of operations and have assessed a number of factors to determine whether collection was reasonably assured including the customer’s credit worthiness.

We also entered into supply agreements for sale of polysilicon and wafers. Most of these contracts provide for supply of specified volumes and pre-set pricing that decreases over the terms of the agreements. Revenues under our supply agreements have been recognized in the statement of operations using the weighted average prices over the contractual terms. Revenues relating to future price decreases under these agreements have been classified as a liability on the balance sheet and reported as deferred revenues.

Long-lived Assets

We depreciate and amortize our property, plant and equipment using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives during the period presented.

We evaluate long-lived assets, including property, plant and equipment, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset.

Share-based Compensation

As further described in Note 12 to our Consolidated Financial Statements, we account for share-based compensation under Statement of Financial Accounting Standards No. 123-R, “Share-Based Payment”, or SFAS No. 123R. Under SFAS No. 123R, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. This statement also requires us to adopt a fair value- based method of measuring the compensation expense related to share-based compensation. For options granted to employees, we record share-based compensation expenses for the fair value of the options at the grant date. We categorize these share-based compensation expenses in our (i) cost of revenues; (ii) general and administrative expenses; and (iii) research and development expenses, depending on the job functions of the grantees of our restricted shares.

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize on our consolidated financial statements.

We had 5,000,000 options to acquire 50,000,000 shares outstanding as of June 30, 2008. The fair value of the options at February 29, 2008, the grant date, was $13.89 per option.

We are responsible for estimating the fair value of the options granted by us. When estimating the fair value of such options, our management has considered a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events. We engaged Jones Lang Lasalle Sallmans Limited, an independent third party valuation firm, to assess the fair value of our share options as of February 29, 2008 on a contemporaneous basis.

Changes in our estimates and assumptions regarding the expected volatility of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.

We determined the fair value of the options on the date of grant by using the binomial option-pricing method under the following assumptions: risk free interest rate of 3.71%, 60.65% volatility, no dividends, zero forfeiture rate and a suboptimal exercise factor of 1.5. If different assumptions were used, our share-based compensation expenses, net income and income available to our shareholders could have been significantly different. The total compensation expenses in connection with our option grants that will be recognized for the vesting period of the options granted on February 29, 2008 will be approximately $69.4 million.

The 5,000,000 options granted on February 29, 2008 with an exercise price of $5 per option, or $0.50 per share. At the grant date, the underlying ordinary shares had a fair value of $1.71 per share; providing an intrinsic value of $12.14 per option.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. The assumptions used in deriving the fair value of our ordinary shares include: i) there will be no material change in the existing political, legal, technological, fiscal or economic condition of China that may adversely affect our business; ii) the contracts and agreements we entered into will be honored; and iii) our competitive advantages and disadvantages do not change significantly during the period under consideration. These assumptions are inherently uncertain. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.

The independent appraiser used solely the income approach to determine the fair value of our ordinary shares. In the income approach, the value depends on the present worth of future economic benefits to be derived from our projected sales income. Indications of value are developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at a discount rate that reflects a number of factors, including the current cost of financing and the risk considered inherent in the business. A discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to the perceived risk of the investment. The calculation of the discount rate is based on the Capital Asset Pricing Model, which takes into account the risk free rates, beta of selected comparable solar cell companies, market returns in comparative markets and our company specific risks, including business risk, small size risk and country risk. For this method, the independent appraiser used a discount rate of 13.25%.

Because the interest in the equity value of our company includes both preferred shares and ordinary shares, the fair value of the equity interest is allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, the independent appraiser treats ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. The independent appraiser considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, conversion ratios, and cash allocation upon liquidation of the enterprise in the option-pricing method.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. During the course of the preparation and external audit of our consolidated financial statements as of December 31, 2006 and December 31, 2007 and for the period from March 7, 2006 to December 13, 2006 (predecessor), the period from November 13, 2006 to December 31, 2006 (successor) and the year ended December 31, 2007 (successor), we and our independent registered accounting firm identified a number of deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies as defined in the standards established by the U.S. Public Company Accounting Oversight Board. Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. The material weaknesses identified were: (1) lack of an accounting policies and procedures manual; and (2) a lack of dedicated financial reporting and accounting resources necessary to comply with U.S. GAAP. In addition, we and our independent registered public accounting firm identified certain significant deficiencies in our internal control over financial reporting. These significant deficiencies were: (1) lack of a risk assessment process; and (2) related party transactions were not accounted for separately from non-related party transactions.

In order to remedy the material weaknesses and significant deficiencies, we are undertaking several measures to further improve our internal control over financial reporting. We hired Mr. Jason Li, who commenced his employment with us in August 2008, as our chief financial officer. We have hired an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying weaknesses in our internal control over financial reporting. We plan to provide further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP. We are also adopting and implementing additional policies and procedures, including an enterprise resource planning system, to strengthen our internal controls over financial reporting. We plan to continue to take additional steps to remedy these material weaknesses and significant deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. These steps include (i) performing management testing on internal controls, (ii) hiring additional experienced internal auditors and (iii) conducting dry-run testing for compliance with Section 404. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Recent Quarterly Results of Operations

The following table presents our consolidated quarterly results of operations for the three months ended December 31, 2007, March 31, 2008 and June 30, 2008 and as a percentage of total revenues for our respective periods. You should read the following table in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results.

	Three Months Ended
	December 31, 2007 (unaudited)		March 31, 2008 (unaudited)		June 30, 2008 (unaudited)
	(in thousands, except percentages)
Consolidated Statement of Operations Data
Revenues:
Third party sales	$33,378	81.7%	$72,947	89.5%	$80,743	87.7%
Related party sales	7,470	18.3	8,584	10.5	11,333	12.3

Total revenues	40,848	100.0	81,531	100.0	92,076	100.0

Cost of revenues	(10,996)	(26.9)	(18,483)	(22.7)	(30,247)	(32.9)

Gross profit	29,852	73.1	63,048	77.3	61,829	67.1
Operating expenses (general and administrative)	(4,458)	(10.9)	(3,449)	(4.2)	(3,191)	(3.5)
Non-operating income (expenses):
Interest income	239	0.6	195	0.2	387	0.4
Interest expense	(3,949)	(9.7)	(3,419)	(4.2)	(3,623)	(3.9)
Other income (expenses)	1	0.0	(112)	(0.1)	(635)	(0.6)
Amortization of other deferred income	—	—	115	0.1	117	0.1

Income before income tax and minority interest	21,685	53.1	56,378	69.1	54,884	59.6
Income tax (expense) benefit	(3,290)	(8.1)	1,207	1.5	(1,504)	(1.6)

Income before minority interest	18,395	45.0	57,585	70.6	53,380	58.0
Minority interest	(8,010)	(19.6)	(22,063)	(27.0)	(20,829)	(22.6)

Net income	10,385	25.4	35,522	43.6	32,551	35.4
Deemed distribution on convertible redeemable preferred shares-accretion of redemption premium	(833)	(2.0)	(833)	(1.0)	(834)	(0.9)

Net income attributable to holders of ordinary shares	$9,552	23.4%	$34,689	42.6%	$31,717	34.5%

Revenues, cost of revenues and gross profit. Revenues increased 12.9% from $81.5 million in the three months ended March 31, 2008 to $92.1 million in the three months ended June 30, 2008. This increase was primarily due to increased sales volumes of polysilicon and sales of wafers which was partially offset by an increase in the percentage of sales volumes derived from contract sales. Our polysilicon sales volumes increased from 256 MT of polysilicon in the three months ended March 31, 2008 to 295 MT of polysilicon in the three months ended June 30, 2008. We sold 10.1 MW of wafers at a per W average selling price, excluding VAT, of $1.20 in the three months ended June 30, 2008. We recognized the revenues from our contract sales on a weighted average basis, which effectively reduces the average selling prices on our polysilicon and wafers to a level below spot market prices for these periods. All of our sales volumes in the three months ended March 31, 2008 were done on the spot market whereas approximately 60% of our sales volumes in the three months ended June 30, 2008 were done on the spot market. The shift away from spot market sales decreased our average selling price for polysilicon, excluding VAT, from $318.5 per kg to $270.1 per kg. Our contract sales of wafers, excluding VAT, were at an average selling price of $1.22 per W, which is lower than spot market prices for wafers in that period. Cost of revenues increased 63.6% from $18.5 million in the three months ended March 31, 2008 to $30.2 million in the three months ended June 30, 2008. This increase was primarily due to increased sales volumes and tolling contract costs. We incurred $5.0 million in tolling contract costs in the three months ended June 30, 2008 as we began supplying wafers in April 2008. As a result of the foregoing, our gross profit declined from $63.0 million in the three months ended March 31, 2008 to $61.8 million in the three months ended June 30, 2008, and gross margins decreased from 77.3% in the three months ended March 31, 2008 to 67.1% in the three months ended June 30, 2008.

Revenues increased 99.6% from $40.8 million in the three months ended December 31, 2007 to $81.5 million in the three months ended March 31, 2008. This increase was primarily due to increased sales volume from 153 MT of polysilicon in the three months ended December 31, 2007 to 256 MT in the three months ended March 31, 2008 with an increase in the average selling price of polysilicon, excluding VAT, from $267 per kg to $318 per kg. All these sales were made on the spot market. Cost of revenues increased 68.1% from $11.0 million in the three months ended December 31, 2007 to $18.5 million in the three months ended March 31, 2008. This increase was primarily due to increased sales volumes and an increase in TCS purchase prices. As a result of the foregoing, our gross profit increased from $29.9 million in the three months ended December 31, 2007 to $63.0 million in the three months ended March 31, 2008, representing gross margins of 73.1% in the three months ended December 31, 2007 and 77.3% in the three months ended March 31, 2008.

Operating expenses. Operating expenses decreased 7.5% from $3.4 million in the three months ended March 31, 2008 to $3.2 million in the three months ended June 30, 2008. This increase was primarily due to a reversal of a provision for penalty payments pursuant to our supply contract with JSJST of $0.3 million and a foreign exchange gain of $0.8 million, partially offset by an increase in legal fees.

Operating expenses decreased 20.1% from $4.5 million in the three months ended December 31, 2007 to $3.6 million in the three months ended March 31, 2008. This decrease was primarily due to an exchange loss of $0.5 million in the three months ended December 31, 2007 and an exchange gain of $0.2 million in the three months ended March 31, 2008 and a decrease in management fees which were partially offset by an increase in entertainment expenses, legal and professional fees, consultancy fees and sundry expenses.

Non-operating income (expenses). Our non-operating expenses were $3.2 million in the three months ended March 31, 2008 and $3.8 million in the three months ended June 30, 2008. Non-operating expenses for both periods was primarily due to interest on our floating rate bonds, onshore loans and the amortization of deferred financing costs and a one time $0.8 million charitable donation to the Sichuan Province earthquake disaster relief in the three months ended June 30, 2008. Interest income was $0.2 million in the three months ended March 31, 2008 and $0.4 million in the three months ended June 30, 2008 which was offset by a 6.0% increase in interest expenses from $3.4 million in the three months ended March 31, 2008 to $3.6 million in the three months ended June 30, 2008.

We had non-operating expenses of $3.7 million in the three months ended December 31, 2007 and non-operating expense of $3.2 million in the three months ended March 31, 2008. Non-operating expense in the three months ended December 31, 2007 was primarily due to interest on our floating rate bonds, onshore loans and the amortization of deferred financing costs aggregating $3.9 million. Non-operating expenses in the three months ended March 31, 2008 was primarily due to interest expenses on our floating rate bonds, onshore loans and amortization of deferred financing cost aggregating $3.4 million.

Net income attributable to holders of ordinary shares. Net income attributable to holders of ordinary shares decreased 8.6% from $34.7 million in the three months ended March 31, 2008 to $31.7 million in the three months ended June 30, 2008, and net margin decreased from 42.6% in the three months ended March 31, 2008 to 34.5% in the three months ended June 30, 2008. This decrease was mainly attributable to the decline in gross margin.

Net income attributable to holders of ordinary shares increased 263.2% from $9.6 million in the three months ended December 31, 2007 to $34.7 million in the three months ended March 31, 2008, representing a net margin of 23.4% in the three months ended December 31, 2007 and 42.6% in the three months ended March 31, 2008.

Comparative Results of Operations

We have only been in existence for a limited period of time and only began to generate revenues in the three months ended December 31, 2007. We have no comparable annual periods for a year to year comparison. We have set forth below a discussion of our results of operations comparing the six months ended June 30, 2007 to the six months ended June 30, 2008 and discussing each of the periods covered by our consolidated financial statements included elsewhere in this prospectus. In addition, we received our first revenues from wafer sales in April 2008. None of the periods covered by our consolidated financial statements reflect wafer revenues or wafer related cost of revenues.

Six months ended June 30, 2007 and 2008

Revenues, cost of revenues and gross profit. We had no revenues, cost of revenues or gross profit for the six months ended June 30, 2007, as we were constructing our Xuzhou Phase I production facility. For the six months ended June 30, 2008 we had $173.6 million in revenues and $48.7 in cost of revenues, reflecting the factors outlined in the previous section, which resulted in gross profit of $124.9 million.

Operating expenses and non-operating expenses. We had operating expenses of $9.0 million, consisting primarily of consultancy fees of $5.1 million paid to Triple A Investments Limited and Goldfinch Consultants Limited, which are both non-affiliates, for consulting services, for the six months ended June 30, 2007. For the six months ended June 30, 2008, we had $6.6 million of operating expenses due primarily to the increase in staffing to support our operations, legal and professional fees, entertainment expenses and management fees paid to the Golden Concord Group. We had non-operating expenses of $0.8 million for the six months ended June 30, 2007 which increased to $7.0 million for the six months ended June 30, 2008. This increase was primarily due to increased interest expenses due to our increased domestic Renminbi borrowings and the addition of our floating rate bonds.

Net (loss) income attributable to holders of ordinary shares. We had a net loss attributable to holders of ordinary shares for the six months ended June, 2007 resulting from the expenses discussed above and the absence of any revenues. We had net income attributable to holders of ordinary shares of $66.4 million for the six months ended June 30, 2008.

Year ended December 31, 2007

Revenues, cost of revenues and gross profit. We had revenues of $40.8 million in the year ended December 31, 2007, all of which was recorded in the final three months of that period. We sold 153 MT of polysilicon in the final three months of 2007, which was substantially all we manufactured. Our cost of revenues in the year ended December 31, 2007, which related entirely to the final three months of the period, was $11.0 million. As this period reflected initial ramping up of production and did not include any benefit from the hydrochlorination process, we do not believe our gross profit of $29.9 million on sale of 153 MT and revenues of $40.8 million is necessarily representative of results to be expected in future periods.

Operating expenses. Our operating expenses consisted of both general and administrative and of selling and marketing expenses in the year ended December 31, 2007. Operating expenses for the year ended December 31, 2007 were $17.8 million, including consulting fees of $5.1 million paid to Triple A Investments Limited and Goldfinch Consultants Limited, which are both non-affiliates, for consulting services, salaries for employees of $2.5 million, a discretionary bonus paid to our employees for meeting construction targets of $0.7 million, handling fees paid to Shanghai Creative Energy Company Limited, an affiliate, for the acquisition of property, plant and equipment of $0.4 million and a foreign exchange loss of $1.5 million. The consulting services related to assistance in setting up our business, sourcing equipment, human resources and regulatory matters. The exchange loss in the year ended December 31, 2007 primarily related to the delayed payment of the RMB-denominated purchase price of JZPTD. The payment, which was made in December 2007, was made in U.S. dollars to Guotai Energy Investments Ltd. and Beijing Zhongneng Renewable Energy Investments Ltd., which are both non-affiliate equity investors in JZPTD. Other operating expenses in the year ended December 31, 2007 included travel expenses and other professional expenses.

Non-operating income (expenses). Our non-operating expenses for the year ended December 31, 2007 were $5.2 million. This was primarily due to interest expenses on our loan facilities and our floating rate bonds of $5.7 million and amortization of deferred financing costs of $0.4 million which was partially offset by a gain on the disposal of JSJST of approximately $0.6 million and interest income of approximately $0.4 million earned from our bank deposits.

Net loss attributable to holders of ordinary shares. As a result of the factors described above, we had a net loss attributable to holders of ordinary shares of $2.9 million for the year ended December 31, 2007.

Period from November 13, 2006 to December 31, 2006 (successor)

Revenues, cost of revenues and gross profit. No revenues, cost of revenues and gross profit were recorded by us in the period from November 13, 2006 to December 31, 2006 (successor).

Operating expenses. Operating expenses for the period from November 13, 2006 to December 31, 2006 (successor) were $0.2 million. Our operating expenses consisted only of general and administrative expenses. These expenses consisted of initial business start up costs to fund the commencement of construction of our Xuzhou Phase I production facility.

Non-operating income (expenses). Non-operating expenses for the period from November 13, 2006 to December 31, 2006 (successor) were $0.1 million. These expenses consisted primarily of net interest expenses related to borrowings incurred to fund our initial operations.

Net loss attributable to holders of ordinary shares. As a result of the factors described above, we had a net loss attributable to holders of ordinary shares of $0.2 million for the period from November 13, 2006 to December 31, 2006 (successor).

Period from March 7, 2006 to December 13, 2006 (predecessor)

Revenues, cost of revenues and gross profit. No revenues, cost of revenues and gross profit were recorded by our predecessor in the period from March 7, 2006 to December 13, 2006 (predecessor).

Operating expenses. Operating expenses for the period from March 7, 2006 to December 14, 2006 (predecessor) were $2.8 million. These expenses consisted of initial business start up costs to fund the commencement of construction of our Xuzhou Phase I production facility in June 2006, and included $1.5 million in consultancy fees paid to an affiliate under a technical consultancy agreement for the procurement of polysilicon production technology including the sourcing and import of equipment.

Non-operating income (expenses). Non-operating expenses for the period from March 7, 2006 to December 13, 2006 (predecessor) were $0.7 million. These expenses consisted primarily of net interest expenses related to borrowings incurred to fund our initial operations.

Net loss attributable to holders of ordinary shares. As a result of the factors described above, we had a net loss attributable to holders of ordinary shares of $3.4 million for the period from March 7, 2006 to December 13, 2006 (predecessor).

Plan of Operations for 2008

We have completed installation of all 18 reactors, five imported and 13 domestically produced, in our Xuzhou Phase II production facility, and in July 2008, we commenced commercial production and expect to achieve its fully ramped up capacity by December 2008. After June 30, 2008, we incurred RMB533.0 million in onshore borrowings which will be used to finance our intended expansion of polysilicon production facilities and in-house wafer production facility.

Our Taixing joint venture has constructed a TCS production facility with an initial annual capacity of 20,000 MT which commenced commercial production in September 2008. We intend to increase the Taixing joint venture annual TCS production capacity to up to 60,000 MT by 2010. We commenced construction planning for a hydrogenation and a TCS production facility in Xuzhou in August 2008. If we decide to commence construction of the hydrogenation and in-house TCS production facility, we expect the capital expenditures, excluding capitalized interest during construction, will be approximately RMB260.0 million ($37.9 million) and RMB60.0 million ($8.7 million), respectively, the majority of which we expect to incur in 2008.

We have received PRC government environmental and NDRC approvals for 6,000 MT per year of our 10,500 MT per year Xuzhou Phase III production facilities. We intend to apply for NDRC approvals for the remaining capacity of Xuzhou Phase III production facilities in the near future. We will source a greater portion of our equipment for the Xuzhou Phase III production facilities from domestic manufacturers and have entered into equipment supply contracts for reactors and certain other equipment for our Xuzhou Phase III production facilities. See “Business—Equipment”. We expect the capital expenditures related to the Xuzhou Phase III production facilities, excluding capitalized interest during construction, will be approximately $874.8 million, approximately one-third of which we expect to incur in 2008. We expect to finance this expenditure with part of the $400.0 million proceeds from this offering and the balance from domestic RMB-denominated borrowings. For initial equipment purchases, we may fund a portion of the equipment deposits or purchase price from advance payments we receive on wafer and polysilicon supply contracts discussed below. Xuzhou Phase III will consist of three production lines with annual capacities of 3,500 MT each, each of which is expected to be able to produce both solar and electronic grade polysilicon. The first production line at our Xuzhou Phase III production facilities is expected to commence commercial production in December 2008. We intend to fully ramp up our Xuzhou Phase III production facilities by February 2010.

On September 11, 2008, we entered into a non-binding memorandum of understanding with the Inner Mongolia government relating to the development of 10,500 MT polysilicon production facilities to be built in Xilinhot, Inner Mongolia through an affiliated domestic subsidiary of JZPTD. We have begun planning for our Xilinhot production facilities and expect to begin construction activities in October 2008. See “Risk Factors — Risks Relating to Our Business — Development of our proposed Xilinhot polysilicon production facilities will be in a geographical region in which we and our affiliates have no prior experience and is in a very early stage of development.”

We have entered into equipment supply contracts for wire saws and squarers for our in-house production of wafers. We will also enter into additional equipment purchase contracts for our wafer capacity expansion. Committed capital expenditures related to these equipment purchase contracts are approximately $238.7 million. Although deposits will be made in 2008, we expect the majority of such capital expenditures to be incurred in 2009.

We have entered into supply contracts for the sale of polysilicon and wafers with seven customers. The weighted average selling price for the polysilicon supply contracts and for the wafer supply contracts are significantly lower than our historical spot market sales prices. We recognize revenues from most of these contracts on a weighted average basis. For the three months ended June 30, 2008, approximately 60% of our sales volumes were from spot market sales. As a result of the foregoing, our profitability for the three months ended June 30, 2008 was adversely effected. We expect that for the three months ending September 30, 2008 and December 31, 2008, approximately 25% and less than 10% of our sales volumes will be derived from spot market sales, respectively. See “Risk Factors — Risks Relating to Our Business — We did not achieve profitability until the three months ended December 31, 2007 and we may not maintain profitability.” We also intend, to seek a greater proportion of international sales.

We expect to finance the expenditure to be incurred in connection with our expansion plans described above in this section with the portion of the proceeds of the offering that will be contributed to JZPTD, existing onshore borrowings and cash generated by our operating activities.

We expect to significantly increase the number of our employees, but less than proportionally to our increased capacity, as our Xuzhou Phase II production facility ramps up and our Xuzhou Phase III production facilities come on line.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through the issuance of ordinary shares and bonds, bank loans and contributions from a shareholder. We received $60.0 million in proceeds from the issuance and sale of our floating rate bonds. We obtained bank loans which aggregated $206.1 million as of June 30, 2008. We also received net contributions from shareholders in the total amount of $8.0 million as of June 30, 2008.

The following table sets forth a summary of our cash flows for the periods indicated:

	March 7, 2006 to December 13, 2006 (Predecessor)	November 13, 2006 to December 31, 2006 (Successor)	Year Ended December 31, 2007 (Successor)	Six Months Ended June 30,
				2007 (Successor)	2008 (Successor)
	(in thousands)
Net cash (used in) provided by operating activities	$(2,782)	$(842)	$15,515	$(5,681)	$277,935
Net cash (used in) provided by investing activities	(60,857)	1,865	(96,716)	(19,327)	(284,378)
Net cash provided by financing activities	87,670	4,010	116,120	42,923	115,675

Net increase in cash and cash equivalents	24,031	5,033	34,919	17,915	109,232
Cash and cash equivalents at beginning of period	—	—	5,033	5,033	40,067
Effect of foreign exchange on cash and cash equivalents	453	—	115	134	2,362

Cash and cash equivalents at end of period	$24,484	$5,033	$40,067	$23,082	$151,661

In addition to our past sources of liquidity, we expect in the future to enter into additional polysilicon and wafer supply contracts that will include interest-free advance payments or provide for financial guarantees or support against future polysilicon or wafer deliveries. We have received such advances or financial guarantees or support from all but one of our customers so far. We will recognize the revenues from most of these supply contracts on a weighted average basis. As the prices paid in the early years on the supply agreements exceed the prices paid in later years, this will have the effect of deferring revenues, and as a result the cash flows from sales under these contracts will exceed recorded revenues from these contracts in the early years. We believe the ability to enter into such agreements will add to our ability to fund both capital expenditures and working capital. Subsequent to June 30, 2008, we incurred an additional RMB533.0 million in onshore borrowings which may be used to finance our intended expansion of polysilicon production facilities and in-house wafer production facility. We believe the proceeds of this offering, our existing onshore borrowings and the cash generated from our operations should provide us with sufficient funds for our intended capacity expansion plans.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2008 was $277.9 million compared to cash used in operating activities for the six months ended June 30, 2007 of $5.7 million. Net cash provided by operating activities for the six months ended June 30, 2008 primarily resulted from net income of $68.1 million, advances from customers of $147.2 million, an increase in deferred revenues of $23.5 million, decrease in accounts receivable of $6.4 million and non-cash adjustments of $51.9 million mainly including the depreciation of property, plant and equipment of $4.6 million, amortization of discount and deferred financing costs on the floating rate bonds of $4.4 million and minority interests of $42.9 million, partially offset by an increase in inventories of $5.6 million, a decrease in accrued expenses and other current liabilities of $5.4 million, an increase in prepaid expenses and other current assets of $5.3 million and a decrease in income tax payables of $4.5 million. Net cash used in operating activities for the six months ended June 30, 2007 primarily resulted from a net loss of $8.4 million, an increase in amounts due to affiliated companies of $3.3 million and an increase in accrued expenses and other current liabilities of $1.7 million, partially offset by non-cash adjustments of $1.7 million, which consisted primarily of minority interests of $1.3 million and a gain on the disposal of JSJST of $0.6 million.

Net cash provided by operating activities for the year ended December 31, 2007 was $15.5 million compared to cash used in operating activities for the period from November 13, 2006 to December 31, 2006 and the period from March 7, 2006 to December 13, 2006 (predecessor) of $0.8 million and $2.8 million, respectively. Net cash provided by operating activities for the year ended December 31, 2007 primarily resulted from an increase in accrued expenses and other current liabilities of $11.0 million, an increase in minority interest of $5.5 million and an increase in income tax payable of $4.3 million, depreciation of $2.4 million and amortization of discount and deferred financing costs on floating rate bonds of $2.5 million, partially offset by an increase in accounts receivable of $6.2 million, an increase in prepaid expenses of $2.5 million and our net loss of $1.8 million. Net cash used in operating activities from November 13, 2006 to December 31, 2006 primarily resulted from a net loss of $0.2 million and a decrease in accrued expenses and other current liabilities of $0.6 million. Net cash used in operating activities from March 7, 2006 to December 13, 2006 primarily results from a net loss of $3.4 million which was partially offset by an increase in accrued expenses and other current liabilities of $0.7 million. The improvement in operating cash flows in 2007 as compared to the 2006 periods reflects the commencement of polysilicon sales in October 2007. Prior to March 31, 2008, substantially all of our product sales were made on a spot basis, for which we generally have not taken any credit risk of our buyers. As we make more sales under contracts, we will take more of such risk, which we have not had to analyze in the past. Although medium- to long-term supply contracts offer assurance of future sales, pricing of such sales are commonly at a discount to sales on the spot market. Although through December 31, 2007 we only made spot sales, we had $6.3 million of accounts receivable as of December 31, 2007 from an extension of credit on one sale to a large public solar company.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2007 and 2008 was $19.3 million and $284.4 million, respectively. Net cash used in investing activities for the six months ended June 30, 2008 primarily resulted from deposits for the purchase of property and equipment of $130.6 million, payments for the purchase of property, plant and equipment of $119.3 million and an increase in restricted cash of $40.0 million. Net cash used in investing activities for the six months ended June 30, 2007 primarily resulted from payments for the purchase of property, plant and equipment of $35.2 million and deposits for the purchase of property and equipment of $14.0 million, partially offset by a full repayment of a $17.9 million (RMB130 million) short-term advance to Shanghai Creative, an affiliated company and $12.0 million from the disposal of JSJST.

Net cash used in investing activities totaled $96.7 million in the year ended December 31, 2007. Net cash provided by investing activities totaled $1.9 million in the period from November 13, 2006 to December 31, 2006. Net cash used in investing activities totaled $60.9 million in the period from March 7, 2006 to December 13, 2006 (predecessor). Net cash used in investing activities in the year ended December 31, 2007 primarily resulted from payments for the purchase of property, plant and equipment of $80.5 million, deposits for purchase of property, plant and equipment of $15.5 million, an increase in restricted cash related to our convertible bonds and deposits for short-term letters of credit for the purchase of property, plant and equipment of $13.8 million and a net payment for the acquisition of JZPTD of $16.4 million, which was partially offset by a full repayment of a $17.5 million (RMB130 million) short-term advance to Shanghai Creative and net proceeds from the disposal of JSJST of $12.0 million. We acquired JSJST from onshore parties on December 6, 2006 and sold it to two minority shareholders of JZPTD on June 20, 2007. Net cash provided by investing activities in the period from November 13, 2006 to December 31, 2006 was primarily due to the cash balances of JZPTD of $24.5 million that we acquired on December 13, 2006 which was partially offset by a RMB130 million short-term advance to Shanghai Creative of $16.8 million and a deposit for the purchase of property, plant and equipment of $5.1 million. Cash balances of JZPTD on December 13, 2006 included cash balances of JSJST which was a subsidiary of JZPTD on such date. Net cash used in investing activities in the period from March 7, 2006 to December 13, 2006 was primarily due to deposits for the purchase of property, plant and equipment of $34.5 million, payment for the purchase of land use rights of $6.9 million, payment for the purchase of property, plant and equipment of $6.4 million and consideration paid for the acquisition of JSJST of $12.2 million. See “Related Party Transactions—Share Transfer Agreement with Prior Onshore Shareholders Regarding JSJST”.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2007 and 2008 was $42.9 million and $115.7 million, respectively. Net cash used in financing activities for the six months ended June 30, 2008 primarily resulted from proceeds from bank borrowings of $130.8 million and advances from affiliated companies of $16.3 million, partially offset by our repayment of loans from Taicang Harbour Golden Concord Electric-Power Generation Co., Ltd., an affiliated company, of $14.3 million, our repayment of bank borrowings of $10.2 million and the repurchase of shares amounting to $7.0 million. Net cash provided by financing activities for the six months ended June 30, 2007 was primarily due to proceeds from bank borrowings of $38.9 million and contributions from shareholders and minority shareholders of JZPTD of $16.6 million, partially offset by a repayment of other borrowings of $12.6 million.

Net cash provided by financing activities in the year ended December 31, 2007, the period from November 13, 2006 to December 31, 2006 and the period from March 7, 2006 to December 13, 2006 was $116.1 million, $4.0 million and $87.7 million, respectively. Net cash provided by financing activities in the year ended December 31, 2007 primarily resulted from the issuance of floating rate bonds of $60.0 million, bank borrowings of $46.8 million, capital contributions to JZPTD by its minority shareholders of $18.1 million and equity contributions from shareholders of $13.0 million, which was partially offset by repayments of other borrowings of $19.2 million, which included repayments of loans received from Guotai for the acquisition of JSJST of $12.2 million, and financing costs for the floating rate bonds of $2.5 million. See “Related Party Transactions—Share Transfer Agreement with Prior Onshore Shareholders Regarding JSJST”. Net cash provided by financing activities in the period from November 13, 2006 to December 31, 2006 primarily resulted from contribution by shareholders of $2.0 million and capital contributed to JZPTD by its minority shareholders of $2.0 million. Net cash provided by financing activities in the period from March 7, 2006 to December 13, 2006 primarily resulted from bank borrowings of $31.5 million, our initial capital contribution of $25.0 million and other borrowings of $31.2 million.

Capital Expenditures

We made capital expenditures for construction of our production facilities of $40.9 million, $6.6 million, $96.0 million and $249.9 million in the period from March 7, 2006 to December 13, 2006 (predecessor), the period from November 13, 2006 to December 31, 2006, the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. Our capital expenditures have historically been used primarily to purchase polysilicon production equipment but we anticipate approximately $83.1 million will be spent on costs associated with land, construction and additional wafer production equipment for the year ended December 31, 2008. We expect that purchases of equipment for our polysilicon and wafer capacity expansion will continue to constitute a significant portion of our capital expenditures.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering, will be sufficient to meet our anticipated cash needs, including our cash need for working capital and our anticipated capital expenditures for our Xuzhou Phase III and Xilinhot polysilicon production facilities, wafer production facilities and further expansion. As part of the anticipated cash need for the year ending December 31, 2008, we have, after June 30, 2008, incurred additional RMB533.0 million ($77.7 million) onshore borrowings, which may be used for our intended expansion of polysilicon production facilities and in-house wafer production facility. We expect our capital expenditures in connection with our current expansion plans will be approximately $700 million and approximately $1.7 billion for the years ending December 31, 2008 and 2009, respectively. We may require additional cash due to changes in business conditions or other future developments, including any additional investments or acquisitions we may decide to pursue and in the event we cannot extend indebtedness that is maturing in 2008. If our existing cash and cash flows from operations are insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions. See “Risk Factors — Risks Relating to Our Business — We have significant outstanding bank borrowings and may not be able to arrange adequate financing to repay these borrowings when they mature.”

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2008:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	Thereafter
	(in thousands)
Contractual Obligations:
Short-term debt(1)	$80,425	$80,425	$—	$—	$—
Long-term debt(1)	143,601	28,454	115,147	—	—
Floating rate bonds(2)	75,000	—	75,000
Capital commitments(3)	392,226	392,226	—	—	—
Operating lease obligations	218	160	58	—	—

Total obligations	$691,470	$501,265	$190,205	$—	$—

Notes:

(1)	Includes fixed rate interest payments at the interest rate in effect as of June 30, 2008. Our fixed interest rate debt is all RMB-denominated and the interest rate can be adjusted annually by the People’s Bank of China. Does not include interest on our floating rate bonds which will be redeemed and converted in connection with the closing of this offering.
(2)	Represents payments that would be due at maturity if we have not effected a qualified public offering. The floating rate bonds mature on September 10, 2009. At the closing of this offering, we will redeem $20 million principal amount of such bonds and the remaining $40 million principal amount will be converted into our shares.
(3)	Represents commitments related to construction of our Xuzhou Phase II and Xuzhou Phase III production facilities and purchase of plant and machinery related to such facilities.

In addition to the contractual obligations discussed above, we are party to polysilicon and wafer supply agreements. Those agreements obligate us to manufacture polysilicon and to manufacture wafers in-house or produce wafers through tolling arrangements for our customers. In addition, we have entered into a tolling agreement with respect to the manufacture of wafers for us using our polysilicon. After June 30, 2008, we entered into several equipment purchase contracts relating to our wafer production equipment for which we have committed $238.7 million. We also plan to order 60 Shanghai Morimatsu reactors for our Xilinhot production facilities with expected deliveries to commence in June 2009. See “Business—Customers and Markets.”

Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5% and 4.8% for 2006 and 2007, respectively. Since the beginning of 2008, the rate of change in the consumer price index in China has accelerated, and inflation may have effects on our business in the future.

Market Risks

Foreign Exchange Risk

Most of our sales are currently denominated in Renminbi, with a small portion in U.S. dollars. Substantially all of our operating costs are denominated in Renminbi. Our material non-Renminbi expenses consist of U.S. dollar interest expenses for interest on our debt outside of the PRC and employee compensation expenses for employees based in Hong Kong who are paid in Hong Kong dollars. Immediately after this offering our only U.S. dollar interest expense will be related to the 2008 Convertible Bonds. We also have U.S. dollar obligations for equipment purchases for our Xuzhou Phase II facility we are contractually obligated to buy and expect to have U.S. dollar and Euro obligations for equipment we expect to order for our Xuzhou Phase III facilities expansion. We expect in the future to have a greater portion of our revenue generated from export sales. As a result of these factors, we do not believe our operations are exposed to a significant amount of currency risk. For the three months ended June 30, 2008 we entered into four short-term forward currency purchases with Bank of China to hedge an aggregate of $11.0 million and €11.7 million principal amount of onshore borrowings incurred for equipment purchases. We have no other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk.

JZPTD maintains its books in its functional currency, which is Renminbi. Monetary assets and liabilities of JZPTD denominated in other currencies, such as U.S. dollar bank balances are recorded at the prevailing exchange rate at the date of the transaction. Changes in relative exchange rates are recorded as gains and losses in the JZPTD statements of operations, which can result in gains or losses in our statements of operations. As the functional currency of our Cayman Islands holding company is U.S. dollars, in the event we maintained monetary assets and liabilities denominated in currencies other than U.S. dollars, we would translate their value at the rates of exchange in effect at each balance sheet date. We would record these exchange gains and losses in the statements of operations. We recorded net foreign currency gain of approximately $1.0 million for the six months ended June 30, 2008 related to non-RMB denominated monetary assets at JZPTD. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. If our sales denominated in foreign currencies, continue to grow, we will consider using derivate instruments to hedge our exposure to foreign currency exchange risk.

As a result, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. As of June 30, 2008, our total outstanding interest-bearing onshore borrowings were $206.1 million with varying interest rates of 5.98% to 9.40%. An increase of 1.0% in the applicable interest rate would have added $1.0 million to our interest expense for the six months ended June 30, 2008. We have not used any derivative financial instruments to manage our interest rate risk exposure. However, our future interest expense may increase due to changes in market interest rates. Our fixed interest rate debt is all RMB-denominated and the interest rate can be adjusted annually by the People’s Bank of China.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective and applicable to us on and after January 1, 2008. The adoption of this statement did not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combination, or SFAS No. 141R, to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect the adoption of SFAS 141R to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, or SFAS No. 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, or SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will apply SFAS No. 161 effective January 1, 2009.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is derived from our historical consolidated financial statements included elsewhere in this prospectus. It should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

In early May and early June 2008, respectively, Sun Wave and Greatest Joy, companies owned by entities affiliated with Mr. Zhu Gongshan and Moonchu, acquired 20% and 16% equity interest of JZPTD, respectively, from the remaining minority shareholders for a cash consideration of $430.5 million. Concurrent to this offering, entities owned by Mr. Zhu Gongshan and Moonchu, will transfer 36% of JZPTD through 100% purchase of Sun Wave and Greatest Joy by our Company for a consideration consisting of (i) $240.6 million in cash using a portion of the proceeds from this offering, (ii) the 2008 Convertible Bonds, to be issued concurrently with this offering, with principal value of $446.9 million convertible into our Company’s ordinary shares and (iii) 268,537,970 ordinary shares of our Company to be issued concurrently with this offering. Sun Wave and Greatest Joy are under the common control of Mr. Zhu Gongshan, our chairman and majority shareholder, which have been created for the sole purpose of holding their respective ownership interests in JZPTD.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2007 and for the six months ended June 30, 2008 and the unaudited pro forma condensed consolidated balance sheet as of June 30, 2008 have been prepared by our management based on our historical consolidated statement of operations for the year ended December 31, 2007 and for the six months ended June 30, 2008, and our historical unaudited condensed consolidated balance sheet as of June 30, 2008. These pro forma adjustments were made to give effect to the following events (1) redemption and conversion of the convertible redeemable preferred shares and floating rate bonds into ordinary shares upon completion of the initial public offering, (2) the acquisition of 36% equity interest in JZPTD by Sun Wave and Greatest Joy for a cash consideration of $430.5 million, (3) transfer by entities owned by Mr. Zhu Gongshan and Moonchu of 36% interest in JZPTD through contribution of Sun Wave and Greatest Joy and elimination of minority interest upon completion of the initial public offering, and (4) distribution to the shareholders by (i) payment of cash of $240.6 million, (ii) issuance of 2008 Convertible Bonds with principal value of $446.9 million, and (iii) issuance of 268,537,970 ordinary shares to entities owned by Mr. Zhu Gongshan and Moonchu. The pro forma consolidated statements of operations were prepared as if the above pro forma adjustments had occurred on January 1, 2007 for the year ended December 31, 2007 and the six months ended June 30, 2008. The pro forma condensed consolidated balance sheet has been prepared as if the event had occurred on June 30, 2008.

The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and is based on currently available information and assumptions that we believe provide a reasonable basis for presenting the significant effects of the acquisition of 36% equity interest in JZPTD. We have made, in our opinion, adjustments that are necessary to present fairly the pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent what our actual results of operations or financial position would have been had the transaction been consummated on the dates indicated and does not purport to be indicative of our financial position as of any future data or our results of operations for any future period.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF JUNE 30, 2008

(in thousands, except share and per share data)

	June 30, 2008	Pro forma Adjustments			Notes	Pro forma Results
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$151,661		$(20,000)		A	$	[	]
			778		A
			[	]	C
			(240,625)		E
Restricted cash	54,486		(778)		A		53,708
Accounts receivable	287						287
Inventories	6,556						6,556
Prepaid expenses and other current assets	8,548						8,548

Total current assets	221,538		[	]			[	]

Property, plant and equipments, net	306,975						306,975
Deposits for purchase of plant and equipment	131,381						131,381
Deposit for purchase of land use right	2,449						2,449
Land use right	7,940						7,940
Intangible assets			397,198		D		397,198
Goodwill			51,365		D		51,365
Deferred financing cost	1,497		(1,497)		B		—
Deferred tax assets	12						12

TOTAL ASSETS	$671,792	$	[	]		$	[	]

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$3,345						$3,345
Accrued expenses and other current liabilities	33,680						33,680
Advances from customers	36,590						36,590
Other deferred income	478						478
Bank borrowings	95,847						95,847
Loans from and other amounts due to affiliated companies	17,471						17,471

Total current liabilities	187,411						187,411
Floating rate bond	65,789		(20,000)		A		—
			(45,789)		B
Deferred tax liabilities			99,300		D		99,300
Convertible bonds			446,875		E		446,875
Advance from customers under long-term sales arrangement	113,743						113,743
Other deferred income	6,458						6,458
Deferred revenues	23,495						23,495
Bank borrowings	110,219						110,219

TOTAL LIABILITIES	507,115		480,386				987,501

MINORITY INTEREST	81,150		(81,194)		F		(44)
Series A convertible redeemable preferred shares ($0.00001 par value; 50,000,000 shares authorized and 16,667,000 shares issued and outstanding as of June 30, 2008; no shares outstanding on a pro-forma basis as of June 30, 2008)	22,778		(22,778)		G		—
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value; 100,000,000,000 shares authorized and 978,333,000 shares issued as of June 30, 2008; [ ] shares outstanding on a pro-forma basis as of June 30, 2008)	10		3		E		[	]
			[	]	C
Additional paid-in capital	8,009		45,789		B		[	]
			22,778		G
			[	]	C
			[	]	E
(Accumulated deficit) Retained earnings	43,287		(1,497)		B		[	]
			430,457		D
			[	]	E
Accumulated other comprehensive income	9,443						9,443

Total shareholders’ equity	60,749		[	]			[	]

TOTAL LIABILITIES, MINORITY INTEREST, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$671,792	$	[	]		$	[	]

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands, except share and per share data)

	For the year ended December 31, 2007	Pro forma Adjustments	Notes	Pro forma Results
REVENUES
Third party sales	33,378			33,378
Related party sales	7,470			7,470

Total revenues	40,848			40,848
Cost of revenues	(10,996)			(10,996)

Gross profit	29,852			29,852
OPERATING EXPENSES
General and administrative	(17,836)			(17,836)
Amortization of intangible assets	—	(52,960)	H	(52,960)

OPERATING INCOME (LOSS)	12,016	(52,960)		(40,944)

NON-OPERATING INCOME (EXPENSE)
Interest income	376			376
Interest expense	(6,097)	3,167	I	(18,476)
		(2,528)	J
		388	O
		(13,406)	K
Other income	6			6
Gain on disposal of JSJST	566			566

Total non-operating expenses	(5,149)	(12,379)		(17,528)

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST	6,867	(65,339)		(58,472)
Income tax (expense)/benefit	(3,123)	13,240	N	10,117

INCOME (LOSS) BEFORE MINORITY INTEREST	3,744	(52,099)		(48,355)
Minority interest	(5,540)	5,540	L	—

NET INCOME (LOSS)	(1,796)	(46,559)		(48,355)
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	(1,111)	1,111	M	—

NET LOSS ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES	(2,907)	(45,448)		(48,355)

ORDINARY SHARES USED IN LOSS PER ORDINARY SHARE CALCULATION
Basic and diluted—ordinary share	994,292,123			[ ]

LOSS PER ORDINARY SHARE
Basic and diluted—ordinary share	(0.0029)			[ ]

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(in thousands, except share and per share data)

	For the period ended June 30, 2008	Pro forma Adjustments		Notes	Pro forma Results
REVENUES
Third party sales	$153,690	$			$153,690
Related party sales	19,917				19,917

Total revenues	173,607				173,607
Cost of revenues	(48,730)				(48,730)

Gross profit	124,877				124,877
OPERATING EXPENSES
General and administrative	(6,640)				(6,640)
Amortization of intangible assets	—		(26,480)	H	(26,480)

OPERATING INCOME (LOSS)	118,237		(26,480)		91,757

NON-OPERATING INCOME (EXPENSE)
Interest income	582				582
Interest expense	(7,042)		4,565	I	(8,537)
			(6,703)	K
			643	O
Amortization of other deferred income	232				232
Other non-operating expense	(747)				(747)

Total non-operating expenses	(6,975)		(1,495)		(8,470)

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	111,262		(27,975)		83,287
Income tax (expense)/benefit	(297)		6,620	N	6,323

INCOME BEFORE MINORITY INTEREST	110,965		(21,355)		89,610
Minority interest	(42,892)		42,934	L	42

NET INCOME	68,073		21,579		89,652
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	(1,667)		1,667	M	—

NET INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES	$66,406		$23,246		$89,652

ORDINARY SHARES USED IN INCOME PER ORDINARY SHARE CALCULATION
Basic—ordinary share	979,843,989				[ ]
Diluted—ordinary shares	981,436,130				[ ]

EARNINGS PER ORDINARY SHARE
Basic—ordinary share	0.0666				[ ]
Diluted—ordinary shares	0.0665				[ ]

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(in thousands, except shares and per share information)

1.	Basis of Presentation

On May 6 and June 10, 2008, respectively, Sun Wave and Greatest Joy acquired 20% and 16% equity interest in JZPTD, respectively from the remaining minority shareholders for a total cash consideration of $430,457. Sun Wave and Greatest Joy are under the common control of Mr. Zhu Gongshan, majority shareholder of our company.

On July 18, 2008, the Company signed a definitive agreement to acquire the remaining 36% equity interest in JZPTD through 100% acquisition of Sun Wave and Greatest Joy. The total distribution to our majority shareholders consists of (i) cash payment of $240,625, (ii) issuance of 2008 Convertible Bonds with principal value of $446,875 which is convertible into the Company’s ordinary shares at initial public offering price and (iii) issuance of 268,537,970 ordinary shares of the Company. The number of ordinary shares will be reduced in the event the initial public offering price is below $             per ADS. See “Related Party Transactions—Acquisition of 36% of JZPTD Onshore Equity Interests”. The contribution of 36% of JZPTD to the Company by entities affiliated with Mr. Zhu Gongshan and Moonchu through 100% contribution of Sun Wave and Greatest Joy has been accounted for as a common control transaction as prescribed by Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations”. The assets will be transferred into the Company at Sun Wave and Greatest Joy’s carrying value and the difference between the total consideration described above and the carrying value of Sun Wave and Greatest Joy will be recorded as a distribution to shareholders.

Sun Wave and Greatest Joy accounted for the 36% equity interest acquisition of JZPTD under the purchase method. Sun Wave and Greatest Joy performed a preliminary allocation of the total purchase price of JZPTD’s net tangible and identifiable intangible assets based on their estimated fair values as of May 6, 2008 and June 10, 2008. These estimations are based on Sun Wave and Greatest Joy’s preliminary analysis and subject to change for up to twelve months from the date of acquisition. Sun Wave and Greatest Joy are arranging an independent professional appraisal firm to conduct a formal valuation on the assets acquired.

The purchase price has been preliminarily allocated by Sun Wave and Greatest Joy in May and June 2008 as follows:

	Amount	Amortization Period
Intangible assets acquired:
—Long term sales contracts	$397,198	7.5 years
Goodwill	51,365
Other assets and liabilities acquired	81,194
Deferred tax liabilities	(99,300)

	$430,457

The pro forma adjustments were made to give effect to the following events (1) redemption and conversion of the convertible redeemable preferred shares and floating rate bonds into ordinary shares upon completion of the initial public offering, (2) the acquisition of 36% equity interest in JZPTD by Sun Wave and Greatest Joy for a cash consideration of $430,457, (3) transfer by shareholders of 36% interest in JZPTD through contribution of Sun Wave and Greatest Joy and elimination of minority interest upon completion of the initial public offering, and (4) distributions to the Shareholders by (i) payment of cash of $240,625, (ii) issuance of 2008 Convertible Bonds with principal value of $446,875, and (iii) issuance of 268,537,970 ordinary shares to Mr. Zhu Gongshan and Moonchu.

2.	Pro Forma Adjustments

A	Repayment of $20,000 for Tranche A of the floating rate bonds redeemed upon the initial public offering. Upon redemption and conversion of the floating rate bonds, cash deposit of $778 is no longer restricted and is reclassified as cash and cash equivalents.

B	Conversion of Tranche B floating rate bonds of $45,789 into 27,183,400 ordinary shares and write-off of related deferred financing costs of $1,497 as a result of automatic redemption and conversion upon the initial public offering.

C	To record proceeds received from issuance of [ ] ordinary shares in the form of ADSs at an initial public offering price of [ ] per share, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and offering expenses totaling [$ ].

D	The Company recorded the assets of Sun Wave and Greatest Joy at their carrying value upon contribution of Sun Wave and Greatest Joy to the Company as follows:

	Amount	Amortization Period
Intangible assets acquired:
—Long term sales contracts	$397,198	7.5 years
Acquired goodwill	51,365
Other assets and liabilities acquired, net	81,194
Deferred tax liabilities	(99,300)

	$430,457

E	Distributions to the shareholders consisting of cash payment of $240,625 from the initial public offering proceeds, issuance of convertible bonds with principal value of $446,875 which is convertible into ordinary shares of the Company at the initial public offering price of [ ] per share (“2008 Convertible Bonds”) and issuance of 268,537,970 ordinary shares of the Company at the initial public offering price, assuming that the initial public offering price is $ per ADS, the midpoint of the estimated range of the initial public offering price. The 2008 Convertible Bonds mature one and a half years after issuance and are convertible as follows: 50% of outstanding principal six months after issuance, 25% of outstanding principal nine months after issuance, and the remaining 25% outstanding principal twelve months after issuance.

F	Reduction of 36% minority interests in JZPTD upon the contribution of Sun Wave and Greatest Joy.

G	Reduction of Series A redeemable preferred shares as a result of automatic conversion into 16,667,000 ordinary shares upon the initial public offering.

H	Recognition of amortization of intangible assets acquired as if the contribution had occurred on January 1, 2007. The intangible assets are amortized over the contractual term of the long term sales contracts.

I	Reduction of the floating rate bonds interest as if floating rate bonds were redeemed and converted at January 1, 2007.

J	Write-off of deferred financing costs related to the floating rate bonds as if the floating rate bonds were redeemed and converted on January 1, 2007.

K	Recognition of 3% interest of the 2008 Convertible Bonds issued for the contribution of Sun Wave and Greatest Joy as if the 2008 Convertible Bonds were issued on January 1, 2007.

L	Reduction of 36% minority interests of JZPTD as if the acquisition of Sun Wave and Greatest Joy had occurred on January 1, 2007.

M	Reduction of deemed distribution of convertible redeemable preferred shares as if the conversion occurred on January 1, 2007.

N	Deferred tax effect related to the pro forma amortization of the non-goodwill intangible assets, which was based on the effective enterprise income tax rate of 25%.

O	To reverse the deferred financing charges amortized for the year ended December 31, 2007 and the period ended June 30, 2008 as if the floating rate bonds were redeemed and converted on January 1, 2007.

3.	Pro Forma Shares

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of the Company’s ordinary shares outstanding for the year ended December 31, 2007 and period ended June 30, 2008 plus the (i) ordinary shares as a result of the conversion of preferred redeemable shares and floating rate bonds, (ii) the number of ordinary shares whose proceeds would be necessary to pay cash distribution of $240,625, (iii) ordinary shares issued for the JZPTD acquisition assuming the initial public offering price is $             per ADS or above and (iv) the [dilutive effect of the 2008 Convertible Bonds] on June 30, 2008 shares [(antidilutive for year ended December 31, 2007)] as shown in the following tables:

	December 31, 2007
Shares used in calculating basic and diluted loss per share on a pro forma basis:
Weighted average shares outstanding used in computing basic and diluted loss per share for the Company	994,292,123
Ordinary shares as a result of redeemable preferred shares and floating rate bonds conversion	14,165,849
Issuance of ordinary shares for distribution proceeds	[	]
Issuance of ordinary shares as distribution	268,537,970

	[	]

	June 30, 2008
Shares used in calculating basic earnings per share on a pro forma basis:
Weighted average shares outstanding used in computing basic earnings per share for the Company	979,843,989
Ordinary shares as a result of redeemable preferred shares and floating rate bonds conversion	43,987,000
Issuance of ordinary shares for distribution proceeds	[	]
Issuance of ordinary shares as distribution	268,537,970

	[	]

Shares used in calculating diluted earnings per share on a pro forma basis:
Weighted average shares outstanding used in computing diluted earnings per share for the Company	981,436,130
Ordinary shares as a result of redeemable preferred shares and floating rate bonds conversion	43,987,000
Dilution of 2008 Convertible Bonds	[	]
Issuance of ordinary shares for distribution proceeds	[	]
Issuance of ordinary shares as distribution	268,537,970

	[	]

BUSINESS

Overview

We supply polysilicon and wafers to companies operating in the solar industry. Polysilicon is the primary raw material for wafers used in the solar and the electronics industries. We manufacture polysilicon at our production facility in Xuzhou, Jiangsu Province, China and intend to establish a second polysilicon production complex in Xilinhot, Inner Mongolia, China. We also intend to commence wafer manufacturing in the third quarter of 2009. Our business was founded in March 2006 and upon completion and full ramp-up of our planned expansion to 24,000 MT per year by December 2010, we believe we will be one of the leading polysilicon producers in terms of production capacity. We currently plan to build 2.7 GW of wafer production capacity by the end of 2011. We commenced construction of our Xuzhou Phase I production facility, which produces solar grade polysilicon, in July 2006 and produced our first batch of polysilicon in September 2007. We made our first commercial shipment of polysilicon in October 2007. In the six months ended June 30, 2008, we produced 661 MT of polysilicon. For the months of July 2008 and August 2008, we produced 175 MT and 185 MT of polysilicon, respectively. We began selling wafers produced for us through tolling arrangements with third party manufacturers in the second quarter of 2008 and expect wafer sales to contribute a significant majority of our revenues after 2009.

We ramped up our Xuzhou Phase I production facility to its designed annual capacity of 1,500 MT in March 2008. We commenced commercial production of our Xuzhou Phase II production facility in July 2008 and expect it to achieve its fully ramped up capacity by December 2008. In December 2007, we commenced preparation for construction of our Xuzhou Phase III production facilities, which are expected to have an aggregate annual production capacity of 10,500 MT. We expect our Xuzhou Phase III production facility to commence commercial production in December 2008. We intend to fully ramp up our Xuzhou Phase III production facilities by February 2010. We have begun planning and expect to begin construction activities for our Xilinhot production facilities in October 2008. We expect to commence commercial production at our Xilinhot production facilities in December 2009 and to fully ramp it to its designed annual capacity of 10,500 MT by December 2010. We have implemented proven technologies in our polysilicon production facilities. We utilize a modified Siemens process to produce polysilicon and, starting from Xuzhou Phase II onwards, our production facilities are designed to produce both solar and electronic grade polysilicon.

We use TCS to produce polysilicon. TCS is one of the main and most costly production inputs and, to date, we have relied on third party suppliers for substantially all of our TCS requirements. To reduce our reliance on TCS from third party suppliers, we are increasingly incorporating TCS production into our production process. We integrated the hydrochlorination process for our Xuzhou Phase I production facility in February 2008 and in our Xuzhou Phase II production facility in September 2008. For the six months ended June 30, 2008 and the months of July 2008 and August 2008, approximately 7%, 23% and 36% of the TCS we consumed was produced in-house, respectively. Our Taixing joint venture has constructed a TCS production facility with an initial capacity of 20,000 MT in Taizhou, Jiangsu Province, China, which commenced commercial production in September 2008. We have already successfully used the TCS we produced through our Taixing joint venture in our polysilicon production process. We intend to increase the Taixing joint venture’s annual TCS production capacity to up to 60,000 MT by 2010. Upon ramp up of these facilities, we expect to substantially reduce our reliance on third parties for our TCS requirements.

We intend to begin construction of our first multicrystalline and monocrystalline wafer production facility in Xuzhou by the end of 2008 to commence pilot production by the third quarter of 2009. We intend to ramp up these facilities to a combined 0.8 GW production capacity by the end of 2009 and to further expand our wafer production capacity to 1.9 GW by the end of 2010 and to 2.7 GW by the end of 2011. We have entered into equipment supply contracts to purchase over half of the wire saws and squarers for our expansion to 1.9 GW with the first deliveries expected to commence in the second quarter of 2009. We also intend to explore opportunities to further expand our wafer production capacity through strategic acquisitions and partnerships. Until we have sufficient in-house wafer production capacity, we will continue to rely on wafer tolling arrangements to support our wafer sales. We are currently in preliminary discussions with our wafer tolling producer, Huasheng, with respect to a potential acquisition of such producer to increase our in-house manufacturing capacity.

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contract prices of $21.3 billion (RMB146.2 billion). These contracts are with JA Solar, Trina Solar, CSI, Suntech, AIDE, Solarcell and Solarfun. Under our current supply agreements, we have contracted to sell approximately 90% of our anticipated production from now to the end of 2015 after giving effect to our current polysilicon expansion plan to 24,000 MT and wafer expansion plan to 2.7 GW. See “—Customers and Markets”. Prior to our entry into these supply contracts, we sold all of our polysilicon on the spot market to major Chinese solar manufacturers.

For the year ended December 31, 2007, we sold 153 MT of polysilicon, all in the three months ended December 31, 2007. For the six months ended June 30, 2008, we sold 551 MT of polysilicon and 10.1 MW of wafers. Our revenues for the year ended December 31, 2007 and the six months ended June 30, 2008 were $40.8 million and $173.6 million, respectively. Net loss attributable to holders of ordinary shares was $2.9 million in the year ended December 31, 2007 and net profit attributable to holders of ordinary shares was $66.4 million in the six months ended June 30, 2008.

Our Industry

Solar Market

Solar power is one of the most rapidly growing renewable energy sources in the world today. Solar power systems generally comprise a multitude of solar modules, which are made of multiple solar cells. There are two main categories of solar cell technology entailing different production processes:

•	polysilicon-based production technology; and

•	thin-film technology.

Polysilicon-based technologies accounted for approximately 88.4% of total solar production in 2007, according to Solarbuzz. There are alternatives to using silicon in photovoltaic applications that may gain marketwide acceptance. Thin-film cells use little to no amounts of silicon. Although currently thin-film cells exhibit lower conversion efficiencies, improvements in such production technology could have a significant negative impact on the demand for polysilicon.

The manufacturing value chain of polysilicon-based photovoltaic products starts with the processing of quartz sands to produce metallurgical-grade silicon. This material is further purified to become solar grade or electronic grade virgin polysilicon feedstock. Recyclable polysilicon raw materials, which include tops and tails of discarded portions of polysilicon ingots, pot scraps and broken polysilicon wafers acquired from the solar and electronics industries, may also be used as feedstock when combined with high purity polysilicon.

For multicrystalline wafers, polysilicon is cast into ingots through a crystallization process and subsequently cut into blocks, whereas monocrystalline wafers are produced from a single seed crystal which is dipped in molten polysilicon and pulled into a cylindrical ingot. These ingot blocks, or ingots, are first squared into bricks and then sliced into wafers.

Wafers are then manufactured into solar cells through a multi-step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are distributed to installers, systems integrators, service providers or directly to end-users, for installation onto on-grid or off-grid systems.

We believe the following factors will continue to affect the global demand in the solar industry:

Rising Prices of Conventional Energy Sources. We believe more sustainable energy sources are needed given the limited nature and increasing price of fossil fuel supply as well as escalating electricity consumption.

Government Incentives for Renewable Energy Sources. Governments around the world have implemented renewable energy policies and incentives to encourage the use of clean and sustainable energy sources, such as solar energy. Countries including Australia, China, Germany, Japan, Korea, Spain and the United States have offered or announced plans to offer substantial incentives in the form of direct subsidies for solar power system installations or rebates for electricity produced from solar power.

Tightening of Environmental Regulations. Solar power is capable of generating electricity without producing pollution such as gaseous or water emissions or noise during operation. Many governments around the world have adopted initiatives aimed at addressing worldwide environmental concerns and climate change risks associated with the use of fossil fuels.

Increasing Cost Competitiveness of Solar Energy. The average prices of solar cells and modules are expected to decrease over the next few years as a result of improved production technologies and manufacturers attaining economies of scale. In addition, solar power systems are also more cost-effective for use in remote rural applications, where grid-connection costs are prohibitive.

Some of the key challenges faced by the solar industry include the following:

Possible Reduction or Elimination of Government Subsidies and Incentives. Solar energy may be more expensive than traditional fossil fuel generated electricity if the cost of installing a solar power system were taken into consideration. Relatively high product costs remain one of the impediments to growth in solar power usage. Therefore, the current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. There have been significant government efforts to reduce or eliminate these subsidies and economic incentives. It remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

Need to Broaden Awareness and Acceptance of Solar Power Usage. Growth in solar power usage has been mostly limited to on-grid applications. Solar energy product sales consist substantially of standard solar modules and systems. Broader market awareness will be required in order to tap the potential of the off-grid market.

Electronics Market

Semiconductors are essential to all electronic products and have wide ranging end applications including computing, telecommunications, consumer electronics, automotive, industrial and medical applications. According to iSuppli, total worldwide semiconductor industry revenue was $269 billion in 2007 and is expected to grow to $369 billion by 2012.

Over the last few years, China has emerged as the global center for the manufacture of electronic systems. According to iSuppli, the share of semiconductor industry revenues in the Asia Pacific region (excluding Japan) increased from 27% to 52% from 2000 to 2007. This was a result of many original equipment manufacturers and original design manufacturers migrating their manufacturing operations to China to leverage the cost-effective facilities and the available pool of talent. We believe the production of semiconductors in China will increase in the future and thus demand for electronic grade polysilicon will also increase.

Polysilicon Market

Polysilicon is the primary raw material for the solar and electronics industries. The solar industry produces solar wafers, cells, modules and systems that convert energy from sunlight into electricity. The electronics industry produces semiconductors for use in electronic applications. Historically, the electronics industry has been the dominant user of polysilicon. Recent rapid growth of the solar industry has put it on equal footing with the electronics industry in polysilicon consumption. In 2007, for the first time the solar industry consumed more than half, or 54%, of the polysilicon production while the electronics industry consumed the remaining 46%, according to Solarbuzz. As a result of this rapid expansion, sales to the solar industry are now the key factor affecting the price, profit and growth of the polysilicon market.

Polysilicon is produced by refining metallurgical silicon in a highly technical and energy-intensive process. Metallurgical silicon, or MG-Si, has a purity level of 95% to 99% and is widely available. To be qualified for use in the solar industry, MG-Si needs to be refined to reach a purity level of 99.9999% (often referred to as “six nines” or 6N pure), and to be qualified to be used in the electronics industry, MG-Si needs to be refined to reach a purity level of 99.9999999% (often referred to as “nine nines” or 9N pure).

There are several ways in which MG-Si can be refined. The three main technologies used in the production of polysilicon are the Siemens reactor process, which is the dominant technology, the FBR process and the upgraded metallurgical grade silicon process.

Siemens Process. The substantial majority of polysilicon used by the solar and electronics industries is produced via a process of chemical vapor deposition, whereby a chlorosilane gas is deposited onto a heated rod. By 2007, according to Solarbuzz, most new entrants have chosen Siemens technology for manufacturing. The technology in the Siemens reactor is mature, widely implemented and produces high quality material. The process of producing polysilicon begins with MG-Si. MG-Si is purified by various chemical processes to produce solar grade or electronic grade polysilicon.

At temperatures between 1,000-1,100°C, TCS is split into its constituents, hyper-pure silicon, which grows onto a polysilicon seed rod, and hydrogen chloride. After the polysilicon rods have grown to the desired thickness, ordinarily taking 5-12 days, the reactor must then be shut down, and the batch of polysilicon rods needs to be cooled and crushed into chunks. TCS has a high deposition rate and high volatility (which makes it easier to remove boron and phosphorous, the two compounds which cause low performance in solar cells). Using the Siemens reactor process has the disadvantage of requiring high electricity usage to maintain process temperatures.

A variation of the Siemens process further refines TCS to produce monosilane. This gaseous monosilane is then deposited on heated silicon rods. Monosilane is a higher purity starting material which leads to purer polysilicon. This higher purity polysilicon has historically been more expensive to produce.

Fluidized Bed Reactor (FBR). An alternative process for polysilicon production uses a FBR which results in granular silicon. Silicon fluoride is used instead of metallurgical silicon, which is converted into monosilane. Then polysilicon seeds are dropped into the reactor while monosilane and hydrogen gases continually pass through the reactor. This is a continuous process and the reactor does not need to be shut down to obtain the polysilicon, and the rods do not need to be crushed into chunks. The principal advantage of this process is that it uses less electricity than is required in the Siemens process. To date, however, only a few producers have established production using FBR technology on a commercial scale.

Others. In addition to the Siemens reactor process and the FBR process, some manufacturers have sought to commercialize other methods dedicated specifically to solar grade polysilicon. These methods seek to lower silicon production costs and to produce feedstock meeting the lower standards for use in the solar industry cost effectively.

Polysilicon Supply

The considerable growth in the solar industry over the past several years has resulted in greater demand for polysilicon and there is currently insufficient production capacity to meet the requirements of the solar and electronics industries. Although the raw material, MG-Si, is plentiful, there are significant barriers to enter the market to produce high-purity polysilicon. Polysilicon plants involve highly complex processes and technological know-how. Secondly, significant scale of at least 3,000-5,000 MT is required to achieve a competitive cost position.

According to Solarbuzz, at the end of 2007, total global polysilicon production capacity serving the solar and electronics industries exceeded 52,000 MT. Seven companies — Hemlock, MEMC, Mitsubishi, Osaka Titanium, REC, Tokuyama and Wacker— accounted for 82% of total polysilicon production capacity. More recently, the major incumbent polysilicon suppliers worldwide have announced new capacity expansion plans in response to the growing demand from the solar industry. In addition, many new entrants have either commenced or announced plans to produce polysilicon. Several downstream producers, such as LDK and ReneSola, have also expressed the intention to expand upstream to include polysilicon production. In China, polysilicon production capacity has lagged behind solar wafer and cell production capacity. The following table indicates market share in 2007:

	Polysilicon	Wafer	Cell(1)
China	18%	54%	41%
Rest of World	82%	46%	59%
Total capacity	52,007MT	5,834MW	6,980MW

Source: Solarbuzz 2008

Note: (1) Includes cells produced using thin-film technology.

Companies in the solar industry have been paying increasingly higher prices in recent years for polysilicon as demand has exceeded the supply. According to Solarbuzz, the average long-term contract price for polysilicon has increased from $35-40/kg in 2005 to $60-65/kg in 2007. The spot market for polysilicon reached $250-$400/kg by the end of 2007.

Some of the key challenges faced by the polysilicon market include the following:

Shortage of Polysilicon Supply. The current market shortage for polysilicon may hinder the development and usage of polysilicon in the solar industry. Further, the shortage of polysilicon provides incentives to develop non-silicon based photovoltaic technologies.

Potential Overcapacity. In 2001 and 2002, the polysilicon market experienced a period of excess capacity. Many existing manufacturers and new manufacturers have announced plans to add additional polysilicon capacity. If all of such additional capacity is built, there may be overcapacity, with resultant pressures on pricing and market share.

Solar Wafer Industry

Multicrystalline wafers generally contain more impurities and crystal defects which impede the flow of electrons as compared to monocrystalline wafers, which are made from one single crystal. Compared to monocrystalline wafers, multicrystalline wafers are cheaper to produce and offer greater scope for further technological development, such as increasing the size of the ingot and reducing silicon waste and crystal defects. According to Solarbuzz, multicrystalline wafer-based cell production represented approximately 48.6% while monocrystalline wafer-based cell production constituted approximately 39.8% of the total photovoltaic market in 2007.

Many companies compete in the solar wafer market. Some of the major wafer producers, such as Kyocera, REC, SolarWorld, Trina Solar and Yingli, use a part or all of their wafer output for the in-house production of solar cells. In additional, various existing and new wafer manufacturers are expanding their production capacity to meet growing market demand. The main barriers to entry for wafer manufacturing currently include significant capital expenditures, access to high performance manufacturing equipment, availability of polysilicon, solid customer relationships with leading solar cell producers worldwide and significant manufacturing experience required to achieve optimal manufacturing efficiency. While current polysilicon feedstock shortages enable wafer manufacturers reliably to sell their output, relationships with the leading established solar cell producers are critical to gaining feedback on wafer performance and fine-tuning wafer production to ensure a sustainable technological lead.

The key competitive attributes of solar wafers are conversion efficiency, certain physical properties and the production cost. These three factors ultimately contribute to a solar cell’s cost per watt of electricity generation. The photovoltaic industry’s main goal is to reduce the cost per watt of solar electricity generation in order to increase solar energy’s competitiveness. Often there exists a trade-off between achieving high technical efficiency, or a high conversion efficiency, and a high manufacturing efficiency, or low production costs. Companies in the industry are striving to improve the quality and efficiency of solar wafers through improvements to their production processes.

Production costs of monocrystalline or multicrystalline wafers can be reduced through the creation of larger ingots and thinner wafers, as well as the reduction of operational costs. Larger ingots reduce the amount of consumables and electricity used per watt of product manufactured and increase production yield. Additionally, larger ingots have less surface area per unit volume of monocrystalline or multicrystalline silicon produced, thus reducing the potential for contamination with impurities. The wafer area is the key factor in determining how much incident light can be absorbed and converted into electricity. By manufacturing thinner wafers, less polysilicon is required to capture the same area of incident light.

Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the market for polysilicon and wafers for the solar industry:

Proven capability in constructing and ramping up polysilicon production capacity

We have proven our capability to construct and ramp up polysilicon production capacity. Within 15 months and 11 months, we completed construction and shipped our first batch of polysilicon from our Xuzhou Phase I and Xuzhou Phase II production facilities, respectively. For the three months ended December 31, 2007, March 31, 2008 and June 30, 2008, we produced 154 MT, 302 MT and 359 MT of polysilicon, respectively, and in the months of July and August 2008, we produced 175 MT and 185 MT of polysilicon, respectively. We believe we are one of the few manufacturers of polysilicon in China to have reached commercial production of at least 100 MT per month.

We integrated the hydrochlorination process for our Xuzhou Phase I production facility in February 2008 and in our Xuzhou Phase II production facility in September 2008. For the six months ended June 30, 2008 and the months ended July and August 2008, approximately 7%, 23% and 36% of the TCS we consumed was produced in-house, respectively.

On completion of our Xuzhou Phase II, Xuzhou Phase III production facilities and Xilinhot production facilities, we will have a fully ramped-up annual polysilicon capacity of 24,000 MT by the end of 2010. Our in-house production of polysilicon protects us from the risk of insufficient polysilicon supply encountered by many of our wafer sales competitors.

We believe that we achieved these milestones by leveraging our management’s execution and coordination capability, our technical and engineering resources and our supply chain management to overcome the substantial difficulty accompanying the design, installation and operation of our production facilities.

Contracted customer revenues

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contract prices of $21.3 billion (RMB146.2 billion). These contracts are with JA Solar, Trina Solar, CSI, Suntech, AIDE, Solarcell and Solarfun. These contracts generally require customers to make advance payments or provide other financial guarantees or support, have pre-set prices which decline substantially over the length of the contract and have pre-set volumes that increase substantially in the early years of the contract. See “—Customers and Markets”. Through these contracts we have effectively contracted for the sale of approximately 90% of our anticipated production from now to the end of 2015. These contracts provide us with stable revenues in the near- and medium-term and protection against spot price volatility.

Cost effective production process, facilities and operations

We believe our advanced production processes and the equipment we are installing as well as our China-based production facilities provide us with a cost structure that will be competitive with the leading polysilicon producers. We believe we will be able to maximize production efficiency by leveraging our competitive costs for skilled workforce, engineering and technical resources and production equipment and facilities. In addition, the close proximity of our Xuzhou Phase I, Xuzhou Phase II and Xuzhou Phase III production facilities to both solar and electronics product manufacturers located in Jiangsu Province, the center for the solar and electronics manufacturing industries in China, enables us to have a high level of communication with our customers and efficiently manage our inventory and allows our customers to source polysilicon and wafers locally.

Experienced management team

Our management team consists of an experienced and diversified group of entrepreneurs and professionals who have positioned our company to take advantage of the increased demand for polysilicon. Members of our senior management team have a track record of founding and successfully managing enterprises as well as constructing and operating large power and chemical plants. For example, Mr. Zhu Guoming, the general manager of JZPTD, was responsible for the construction of power plants owned and operated by the Golden Concord Group and Mr. Jiang Wenwu, the deputy general manager of JZPTD, was responsible for the operation of large petrochemical projects in China.

Our Strategies

Our goal is to become a leading global supplier of polysilicon and wafers for the solar industry. We intend to achieve this goal by pursuing the following strategies:

Significantly expand polysilicon production capacity

We plan to significantly increase our production capacity in order to meet growing demand for our polysilicon and to improve economies of scale. We ramped up our Xuzhou Phase I production facility to its designed annual capacity of 1,500 MT in March 2008. We commenced commercial production at our Xuzhou Phase II production facility in July 2008 and expect to ramp it up to its design annual capacity of 1,500 MT by December 2008. We commenced preparation for construction of our Xuzhou Phase III facilities in December 2007, which are expected to increase our aggregate polysilicon production capacity in Xuzhou to 13,500 MT per year by February 2010 and to construct our Xilinhot production facility to further expand our total capacity to 24,000 MT per year by the end of 2010. In addition, we are evaluating further expansion of our polysilicon production capacity in Xuzhou on land close to our existing Xuzhou complex and have an option to assume the undertaking of an affiliate in an agreement to expand the polysilicon production facilities in Xilinhot to 20,000 MT per year. Such expansions are subject to obtaining all approvals and land use rights.

Establishing wafer production capacity

We expect wafer sales to contribute a significant majority of our revenues after 2009. We have plans to manufacture wafers at our facility by 2009 and intend to commence the construction of our multicrystalline and monocrystalline wafer production facilities by the end of 2008. As we currently do not have wafer manufacturing capabilities, we are entirely dependent on tolling arrangements for wafer manufacturing. We must ensure that our tolling partner is able to dedicate a sufficient amount of wafering capacity to support our obligations to deliver wafers pursuant to our wafer supply contracts. We will utilize tolling manufacturers to fulfill our contractual obligations until substantially all our wafers are produced in-house.

Reducing our production costs

We aspire to be one of the most cost-efficient polysilicon producers globally. We intend to do so by investing in technological advancements and applying prudent manufacturing principles. We plan to devote substantial resources to enhance the efficiency of our production processes and in particular, reducing our polysilicon production cycle times, electricity consumption and the use of raw materials. We have thus far been able to shorten our production cycles by adjusting reactor parameters as well as optimizing electricity usage. To support our capacity expansion plans, we have sourced a portion of our production equipment from cost-competitive domestic suppliers provided that the quality is similar to that of imported equipment from our current suppliers.

We use TCS to produce polysilicon. TCS is one of the main and most costly production inputs and to date, we have relied on third party suppliers for substantially all of our TCS requirements. To reduce our reliance on TCS from third party suppliers, we are increasingly incorporating TCS production into our production process. We integrated the hydrochlorination process for our Xuzhou Phase I production facility in February 2008 and expect to integrate hydrochlorination in our Xuzhou Phase II production facility in September 2008. Our Taixing joint venture has constructed a TCS production facility with an initial annual capacity of 20,000 MT in Taizhou Jiangsu Province, which commenced commercial production in September 2008. All of the Taixing joint venture’s TCS output is supplied to us at market price. We commenced construction planning of a hydrogenation and a TCS production facility in Xuzhou in August 2008. Upon ramp-up of these facilities, we expect to substantially reduce our reliance on third parties for our TCS requirements.

Investing in technology development

We intend to continually improve our production of polysilicon and wafers through our research and development efforts. We expect to significantly increase our research and development spending. We believe technological improvements can enhance product quality, reduce manufacturing costs and broaden our product markets. We may also pursue other technologies in our research and development activities that can assist us in addressing the future trends of the solar market.

Selectively pursuing strategic acquisitions, investments and alliances to expand our business

We will consider suitable opportunities to pursue strategic acquisitions, investments and alliances to expand our business. We are currently in preliminary discussions with our tolling wafer manufacturer, Huasheng, with respect to a potential acquisition of such manufacturer. Such discussions are in their early stages and there can be no assurance we will complete any acquisition. We believe that there is significant third party wafer manufacturing capacity in place and we will continue to evaluate other acquisition opportunities. In exploring future expansion opportunities, we intend to carefully consider and balance some or all of the following criteria with a view to further growing our business: (i) the synergies between us and our potential targets; (ii) geographic proximity to our existing operations; and (iii) whether the acquisition can enhance the overall sustainability of our existing and future business. We believe our relationship with industry participants and our knowledge of, and experience in, the solar industry allow us to understand industry trends, technological developments and applications of solar technologies, which will assist us in making decisions regarding such acquisitions, investments and alliances.

Our Products

We sell polysilicon and wafers to companies operating in the solar industry. We currently produce only polysilicon and intend to produce monocrystalline and multicrystalline wafers by the end of 2009. We currently rely on a third party tolling arrangement to produce the wafers we sell.

Polysilicon Production

Production Capacity

The following table shows our major installed annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully-ramped production of each expansion phase:

	Planning/ Construction Commencement	Start Commercial Production	Fully-ramped Capacity Production
Xuzhou Phase I – 1,500 MT facility	July 2006	October 2007	March 2008
Xuzhou Phase II – 1,500 MT facility	August 2007	July 2008	December 2008
Xuzhou Phase III – 10,500 MT facility(1)	December 2007	December 2008	February 2010
Xilinhot – 10,500 MT facility(2)	October 2008	December 2009	December 2010

Notes:

(1)	PRC national government environmental and NDRC approvals have been received for 6,000 MT per year of the intended Xuzhou Phase III expansion. We began preparing for construction of our Xuzhou Phase III facilities in December 2007. We received the approval to construct 6,000 MT per year of Xuzhou Phase III in April 2008 and intend to apply for the NDRC approval over the remaining capacity for our Xuzhou Phase III expansion shortly after this offering. We are in the process of obtaining the land use certificates for our Xuzhou Phase III production facility, See “—Facilities”.
(2)	In September 2008, we entered into non-binding a memorandum of understanding with the Inner Mongolia government to construct a polysilicon production facility. We are in the early stages of project development and have not yet applied to obtain the necessary permits and approvals to commence construction.

On September 11, 2008, we entered into a non-binding memorandum of understanding with the Inner Mongolia government, relating to the development of 10,500 MT polysilicon production facilities to be built in Xilinhot, Inner Mongolia through an affiliated domestic subsidiary of JZPTD. The memorandum provides that the Inner Mongolia government will arrange for the purchase by us of approximately 245 acres on which we will build the polysilicon production facilities. In addition to arranging for the purchase of the land, the Inner Mongolia government will provide, at its cost, certain site preparation, road infrastructure, water connections, telecommunication connections, power, steam and heat connections to the site. It will also provide us with investment incentives and assistance in obtaining the necessary government approvals. We have agreed with the Inner Mongolia government to invest RMB6.0 billion ($874.8 million) into the project and to meet certain production timelines, including commencing production of polysilicon by November 2009. The memorandum states that the parties will use their best efforts to fulfill the obligations under the memorandum but that it is non-binding until specific agreements are entered into.

We intend to build the Xilinhot production facilities in three production lines using the same design contractor that assisted with our Xuzhou Phase III facilities and using similar processes to achieve design and manufacturing efficiencies. Under our agreement with the Inner Mongolia government, we expect to have electricity costs lower than for our Xuzhou production facilities.

Pursuant to a project development agreement that Golden Concord Holdings Ltd., or Golden Concord, a company owned by Mr. Zhu Gongshan, entered into with the Inner Mongolia government relating to several projects and developments, Golden Concord previously agreed to build a 20,000 MT per year polysilicon project in two phases. The obligations of the Inner Mongolia government in that agreement are equivalent to the obligations under our non-binding memorandum of understanding with it. Our Xilinhot production facilities with a capacity of 10,500 MT are intended to satisfy a portion of the obligation of Golden Concord to build polysilicon facilities. Golden Concord has given us an option to undertake the construction of the second phase which Golden Concord agreed to build pursuant to the project development agreement, although we have no obligation to do so. In the event that we do, we expect to receive similar benefits to the ones applicable to our 10,500 MT facilities. However, the obligations of the Inner Mongolia government under the project development agreement may not be enforceable, and the rights of Golden Concord under such agreement may not be transferable to us.

In addition to our proposed Xilinhot facilities, we are considering establishing additional polysilicon production capacity in Xuzhou on land near our current Xuzhou production complex.

Manufacturing Process

We use a modified Siemens process to produce polysilicon. The modified Siemens process results in a higher utilization of silicon TCS, requires less electricity and is also more environmentally friendly as less pollutants are produced than the original Siemens reactor process. The process includes four distinct steps: (1) hydrochlorination/hydrogenation; (2) distillation; (3) poly deposition; and (4) vent gas recovery. The reactor in which polysilicon is formed is a key production component.

Hydrochlorination. This process is used to recycle the STC produced as by-product from the poly deposition process, combining the STC with hydrogen gas to produce TCS. HCl, a by-product from this reaction, will be mixed with MG-Si simultaneously, to further produce TCS. For the months of July and August 2008, we were able to attain an average conversion efficiency of approximately 21%.

Hydrogenation. This process involves combining the STC produced in the poly deposition process with hydrogen under high temperatures to produce TCS and HCl. The TCS can be immediately redirected to the distillation process after which it will be used in the poly deposition process. The resulting HCl can then be combined with MG-Si to also produce TCS in our in-house TCS production facility. Although we commenced construction planning of hydrogenation and TCS production facilities in August 2008, in light of our success in implementing our hydrochlorination process, we are evaluating whether to complete such construction or to continue to rely on our hydrochlorination processes, the Taixing joint venture and third parties for our TCS needs.

Distillation. This process involves separating the unused HCl and STC from the TCS through distillation and condensation, that is, pressure and temperature separation. The TCS will then undergo further distillation and results in high purity TCS feedstock to be used in poly deposition process.

Deposition. The resulting purified TCS is mixed with hydrogen and vaporized into a gas. The resulting gas is then released into the reactor with heated silicon rods inside the cooled bell jar of the reactor. These rods are produced in separate machines and have a diameter of approximately 8 mm. These rods are etched to remove any excess impurities prior to being placed in the polysilicon deposition reactor. The silicon contained in the gas is deposited on the heated rods, which gradually grow until the desired diameter has been reached. We grow our polysilicon rods to approximately 150 mm in diameter. The reactor must then be shut down, and the rods cooled before being broken into chunks.

Vent Gas Recovery. The manufacturing of silicon crystals generates a vent gas comprised primarily of hydrogen, chlorosilanes and hydrogen chloride. The vent gas is separately recovered using a low temperature absorption method. We use the CDI vent gas recovery system which combines compression, cryogenic condensation, catalytic reaction, distillation, ambient absorption and cryogenic absorption, to separate the vent stream into components that are readily recycled. Mixed chlorosilanes are recovered as a liquid stream suitable for distillation to TCS for reuse, and STC which can be converted to TCS through the hydrochlorination process. Anhydrous hydrogen chloride is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of less than 10 parts per million, or ppm, in total and can be recycled to the TCS vaporizer without further treatment. For some applications, CDI has achieved less than 1 ppm total contaminants (99.9999% pure hydrogen). The Siemens reactor recovers and utilizes the vent gas, which enhances the quality of the polysilicon produced and reduces the need to store or dispose of by-products.

Materials and Inputs Used in Polysilicon Production

Trichlorosilane

TCS is one of the main and most costly production inputs and to date, we have relied on third party suppliers for substantially all of our TCS requirements. In the six months ended June 30, 2008 and the months of July and August 2008, approximately 7%, 23% and 36% of the TCS that we consumed was produced in-house, respectively. We purchased our TCS in such periods from unrelated suppliers including Jiaozuo Zhongsheng Fine Chemical Ltd., Zibo Baoyun Chemical Ltd., Taian Guangming Silicon Ltd., Nanchang Ganyu Organic Silicon Ltd. at an average price of approximately RMB11,404 and RMB14,535 per MT including VAT for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively. As our hydrochlorination process in our Xuzhou Phase I and Xuzhou Phase II production facilities are operational, we now source less third party produced TCS.

Our Taixing joint venture constructed a TCS production facility with an initial annual capacity of 20,000 MT in Taizhou, Jiangsu Province, China which commenced commercial production in September 2008. We intend to increase the Taixing joint venture annual TCS production capacity to up to 60,000 MT by 2010. The joint venture agreement requires that the Taixing joint venture enter into a long-term contract to supply TCS to us at market price. Our maximum contribution to this joint venture is $3 million under the current joint venture agreement, which we have already contributed.

We commenced construction planning of a hydrogenation and a TCS production facility in Xuzhou in August 2008 for which we have signed a hydrogenation process design contract with NKM Co. Ltd. We are currently evaluating whether we should commence construction on such facilities in light of the success of our hydrochlorination processes and our Taixing joint venture.

We need to store the STC generated by our polysilicon production process before it is reintroduced to a STC recycling process, such as hydrochlorination or hydrogenation. Our storage tanks are able to hold approximately

12,000 MT of STC in Xuzhou and 1,500 MT offsite. We have also sold and will continue to sell some excess STC from time to time, generally at very low prices. We have historically sold STC to Tokuyama Chemicals (Zhejiang) Co., Ltd., or Tokuyama Chemicals. Tokuyama Chemicals has, in return, supplied us with TCS. The quantity of TCS to be supplied by Tokuyama to us and STC to be supplied by us to Tokuyama from September to December 2008 and the related prices for any quantity increases are currently under discussion. When our STC recycling processes are operating at optimal efficiency levels, there is no need to sell excess STC to ensure we do not exceed sufficient storage facility. When our STC recycling processes are not operating, either during normal production interruptions or due to an unexpected failure, or not operating at optimal efficiency level, storage or disposition may be required. We believe we have sufficient storage capacity for our Xuzhou Phase I, Xuzhou Phase II and Xuzhou Phase III production facilities so long as we are able to integrate our STC recycling processes in our intended ramp-up plan.

Electricity

Electricity is a significant cost in the production of polysilicon. We obtain our electricity supply from the 220/10kv transformer station of the Xuzhou Electricity Company in the Jiangsu Xuzhou Economic Development Zone, or the Industrial Park, in Xuzhou, China. The transformer station has a capacity of 700 MW annual electricity output. We believe that this transformer station has sufficient electricity generation capacity to supply our current and future Xuzhou production facilities for the foreseeable future. Although we have contracted for the continuous use of electricity in our Xuzhou production facilities, we have minimal control over the costs of electricity. The Xuzhou Electricity Company manages the power grid that provides electricity to the Xuzhou Chemical Industrial Park. We expect our electricity costs in our proposed Xilinhot production facilities will be less than that in our Xuzhou production facilities. The price of electricity is not pre-set and is subject to fluctuation from time to time.

Steam

Steam supply is important to the production of polysilicon. We have relied upon a local power supplier as our sole source of steam for our production. We experienced shortfalls in the levels of steam at a consistent level of pressure necessary for the production of high quality polysilicon in the start up of our Xuzhou Phase II production facility. As a result, we experienced lower quality trial production runs for polysilicon at the Xuzhou Phase II production facility in June 2008. We intend to secure an assured level of steam production for our Xuzhou production facilities in the future. Our non-binding memorandum with the Inner Mongolia government provides that it will provide connection for steam to the Xilinhot production facilities.

Metallurgical Grade Silicon/Silica Fume

MG-Si, which is silicon of 95% to 99% purity, is one of the primary raw materials used in the production of TCS. We obtain all of our MG-Si from a single supplier, but we believe MG-Si is readily available in the PRC. The price at which MG-Si can be purchased has increased recently as a result of higher energy costs and industry demand.

Others

The most significant other inputs for the production of polysilicon are deionized water, HCl, nitrogen, calcium oxide, hydrogen and recycled water. We have in-house facilities for our hydrogen and nitrogen synthesis, compressed air production, deionized water production and recycled water pumps. Our Xuzhou Phase I and Xuzhou Phase II production facilities share the same in-house facility. Our Xuzhou Phase III production facilities will have their own dedicated in-house facility.

Wafer Production

Wafer Capacity

We intend to produce both monocrystalline and multicrystalline ingots and wafers in Xuzhou. We intend to begin constructing our first multicrystalline wafer production facility and monocrystalline wafer production facility in Xuzhou by the end of 2008 and to commence pilot production by the third quarter of 2009. We intend to ramp up these facilities to a combined 0.8 GW production capacity by the end of 2009 and to further expand our wafer production capacity to 1.9 GW by the end of 2010 and to 2.7 GW by the end of 2011. In connection with our expansion to 1.9 GW, we entered into equipment supply contracts to purchase over one half of the wire saws and squarers with the first deliveries expected to commence in late 2008. We intend to build up both our ingot production and wafering capacity concurrently as part of our wafer expansion plan.

Production of wafers can be divided into two main steps:

•	ingot production, and

•	wafering.

Production of Ingots

Monocrystalline ingots and multicrystalline ingots are manufactured with different equipment, with monocrystalline ingots having a single orientation and produce wafers with lower electrical resistance and therefore higher conversion efficiencies. Wafers produced under our tolling arrangement to date are monocrystalline wafers and we plan to develop in-house production of monocrystalline and multicrystalline ingots and wafers.

Polysilicon feedstock is prepared with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into a furnace for melting and crystallization. Multicrystalline ingots formed during the crystallization process are large square parcels then cut into smaller blocks with a squarer, a process known as squaring. The resulting ingot is then cropped. Monocrystalline ingots are formed from a single seed crystal which is dipped in molten polysilicon and pulled into a single cylindrical ingot; such ingot is cropped and, then squared. These blocks are then prepared for slicing.

Wafering

The prepared blocks are sliced into wafers by wire saws. Wafers are then washed and dried at wafer cleaning stations before final inspection and packaging for delivery.

Illustrated below is a diagram of the ingot production and wafering process:

Materials Used in Wafer Production

Polysilicon Feedstock. The main raw material for both monocrystalline and multicrystalline ingot and wafer production is polysilicon feedstock. We supply our tolling manufacturer with the polysilicon we produce. Once our in-house wafer production is operational, we intend to use our own polysilicon to manufacture wafers.

Crucibles. A crucible is a container used to hold polysilicon feedstock for melting in the furnace and has to withstand extremely high temperatures. Quartz crucibles used to produce multicrystalline ingots are currently not reusable, as once the ingot is formed, the crucible holding the ingot will be broken to remove the ingot. Quartz crucibles which hold the molten polysilicon used to pull a monocrystalline cylindrical ingot from a seed crystal also cannot be reused.

Slurry and Wire. Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, or SiC, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool.

Tolling Arrangements

In March 2008, we entered into a tolling arrangement with Huasheng to produce monocrystalline wafers for us. Huasheng has agreed to produce wafers for us at pre-set prices which decline over the length of the contract for delivery from May 2008 to December 2011. Under our tolling agreement, we provide Huasheng with polysilicon we produce and pay a per wafer processing fee for the wafers this manufacturer delivers to us.

Equipment

The major production equipment for polysilicon includes hydrochlorination synthesizers, hydrogenation synthesizers, distillation chambers, reactors, hydroelectrolysis devices, vent gas recovery mechanisms, vent gas washing towers and power supply control systems. For our Xuzhou Phase I production facility, we have purchased key equipment for polysilicon production including our reactors, vent gas recovery mechanisms, washing towers and power control systems primarily from equipment manufacturers in the United States, Europe and Japan. The major equipment for the hydrogenation process and TCS process include: heating units, STC hydrogenation units, transformers and power control systems.

We have close relationships with several of the world’s leading equipment manufacturers and work closely with selected equipment manufacturers to develop and build our production lines. In addition, we developed technical specifications for the design of our power supply systems and reactors and have engaged manufacturers to construct the equipment in accordance with our specifications. Our engineers work closely with our equipment suppliers to design our production facilities. Furthermore, to lower costs, we have purchased and will continue to purchase equipment that can be appropriately designed and manufactured from domestic suppliers. Our technical team is responsible for overseeing the installation of our manufacturing lines to ensure that the interaction between the various individual components of the entire production process is optimized. They work together with our equipment suppliers’ technical teams on site. Our aggregate capital expenditures for plant and machinery were $96.0 million and $249.9 million in the year ended December 31, 2007 and the six months ended June 30, 2008.

Our Xuzhou Phase I production facility has 18 reactors, 17 of which are from an international supplier and one from a domestic supplier. Initially all 18 reactors were to be supplied by the international supplier. Delays in delivery from our international supplier resulted in up to a six-month delay in production at our Xuzhou Phase I production facility. The same international supplier was supposed to supply the 18 reactors for our Xuzhou Phase II production facility. However, delays in delivery by this supplier and early delivery of some domestic reactors intended for our Xuzhou Phase III production facilities have resulted in our using five internationally sourced reactors and 13 domestically sourced reactors for our Xuzhou Phase II production facility. All 18 reactors for our Xuzhou Phase II production facility have been installed. The domestic reactors have operated at efficiency levels similar to those of the international reactors. We entered into an agreement to purchase 144 reactors manufactured by Shanghai Morimatsu. Shanghai Morimatsu is a new PRC-based manufacturer of reactors and wholly-owned subsidiary of Morimatsu Industry Co., Ltd. of Japan, or Morimatsu Japan, a large manufacturer of stainless steel tanks, heat exchangers, pressure vessels and oil tanks. We used the two reactors delivered by Shanghai Morimatsu in our Xuzhou Phase II production facility and determined that such reactors operate at efficiency levels similar to our existing reactors in our Xuzhou Phase I production facility. We also believe that the management support, manufacturing know-how and financial support available from Morimatsu Japan enhance Shanghai Morimatsu’s ability to deliver reactors on schedule. Our Xuzhou Phase III production facilities are expected to have an aggregate of 144 reactors, but we have already placed orders for more reactors than currently needed for our Xuzhou Phase III production facility in order to ensure we have sufficient reactors of further polysilicon production expansion. We currently have 34 reactors on site for Xuzhou Phase III and began equipment installation in August 2008. We intend to place orders for 60 Shanghai Morimatsu reactors for use in our proposed Xilinhot production facilities. These reactors will have 24 base pairs as compared to the 12 base pair reactors we generally used for our Xuzhou production complex. See “Risk Factors — Risk Relating to Our Business — We have sourced and will continue to source some of our production equipment from PRC manufacturers and we cannot assure you that this domestically sourced equipment will perform at the same level as our imported equipment or will meet our quality requirements.”

We have commenced discussions with a number of wafer production equipment suppliers for the key wafer production equipment for our wafer production expansion. We have entered into equipment supply contracts to purchase over one half of the wire saws and squarers for our expansion to 1.9 GW with the first deliveries expected to commence in early 2009 and have identified several domestic producers of ingot furnaces.

Quality Assurance and Customer Support and Service

Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes and output quality control of finished products through inspection and testing. We are in the early stages of implementing our internal finished product quality control. Pilot production is less likely to yield products of comparable quality levels as products produced after commercial production due to shortfalls in inputs or limitations on production with such new production facility.

In order to facilitate our production of polysilicon and ensure both the quality and quantity of the finished products, we have set up a laboratory responsible for the analysis of raw material in-process quality control and finished products and the supervision of environmental pollution and safety. We purchase our laboratory equipment from a combination of domestic and foreign suppliers.

As we have not established any wafer manufacturing capability, we have not implemented our own quality control procedures and generally have our tolling contractors perform this function. Our tolling arrangements provide that we should be indemnified by the tolling manufacturer for any damages relating to wafer quality or delayed delivery at the fault of the tolling manufacturer.

Sales and Marketing

To date, we have not needed to market our products heavily since we have limited polysilicon output and address a market with extreme shortages and have sold initial polysilicon production to various domestic customers on a spot basis and more recently to JA Solar, Trina Solar, Suntech, CSI, Solarfun, AIDE and Solarcell under our supply contracts. We have sold all of our wafers to two customers, JA Solar and AIDE. We expect to begin selling wafers to Solarcell in September 2008. We have established a worldwide marketing capability through our direct sales team, which is based in China. Each member of our sales team is dedicated to a particular region in the world. Our marketing events include attending industrial conferences and trade fairs, as well as advertising and public relations events. Our sales and marketing team works closely with both our research and development team and production team to coordinate our ongoing supply and demand planning.

Customers and Markets

We expect the solar industry to be the principal market for our polysilicon and wafers and account for a substantial majority of our polysilicon production volume and wafer sales volume in 2008. We expect that the demand for solar grade polysilicon and wafers will increase with the expected growth of the solar industry. With the completion of our Xuzhou Phase II production facility, we expect to have the ability to commence production and sale of electronic grade polysilicon in the second half of 2008. However, we expect continued high demand and strong pricing for solar grade polysilicon will cause us to delay entry into the electronic grade market until 2009 or later.

We have entered into polysilicon and wafer supply agreements with cell and module manufacturers that provide for aggregate sales of approximately 15.1 GW of wafers and approximately 40,356 MT of polysilicon for aggregate total contract prices of $21.3 billion (RMB146.2 billion). The contracts generally require customers to make advance payments or provide other financial guarantees or support, have pre-set prices which decline significantly over the length of the contract and have pre-set volumes that increase significantly in the early years of the contract. The contracted amounts are summarized in the table below.

Purchaser	Product and Dates	Volume	Total Contract Price
JA Solar	Polysilicon through 2009 and then wafers through 2015	Polysilicon 3,510 MT Wafers 8.4 GW	$9.4 billion (RMB64.8 billion)

Trina Solar	Polysilicon through 2009 and then polysilicon and wafers through 2015	Polysilicon 16,926 MT Wafers 2.2 GW	$4.0 billion (RMB27.2 billion)

Suntech	Polysilicon through 2009 and then polysilicon and wafers through 2012	Polysilicon 9,420 MT Wafers 1.1 GW	$2.6 billion (RMB17.8 billion)

CSI	Polysilicon through 2009 and then wafers through 2015	Polysilicon 510 MT Wafers 1.8 GW	$2.2 billion (RMB15.2 billion)

Solarfun	Polysilicon through 2015	Polysilicon 9,990 MT	$1.1 billion (RMB7.6 billion)

AIDE	Wafers through 2015	Wafers 0.9 GW	$1.1 billion (RMB7.3 billion)

Solarcell	Wafers through 2015	Wafers 0.7 GW	$0.9 billion (RMB6.3 billion)

Prior to our entry into these supply contracts, we sold all of our polysilicon on the spot market to major Chinese solar manufacturers. We have contracted to sell approximately 90% of our anticipated production from now to the end of 2015 under our current supply agreements after giving effect to our current polysilicon and wafer expansion plans.

In March 2008, we entered into a polysilicon supply agreement with Changzhou Trina Solar Energy Co., Ltd., an onshore subsidiary of Trina Solar Limited, or Trina Solar. In August 2008, we amended such polysilicon supply agreement to deliver polysilicon for the period starting from September 2008 to December 31, 2009 and polysilicon and wafers for the period starting from January 1, 2010 to December 31, 2015. We agreed to supply 1,726 MT of polysilicon from September 2008 to December 31, 2009 at a price that adjusts to the lower of the pre-set price and a variable price based on 120% of the spot market price and pre-set volumes that increase 664% from September 2008 to December 31, 2009. Starting January 1, 2010, we agreed to supply 15,200 MT of polysilicon and 2.2 GW of wafers. This contract has a pre-set price for polysilicon that declines approximately 63% and pre-set volumes that increase 36% from January 1, 2010 to December 31, 2015. This contract has a pre-set price for wafers that declines approximately 45% and pre-set volumes that increase 36% from January 1, 2010 to December 31, 2015. Trina Solar is required to make an advance payment, a portion of which has already been paid and the remainder of which is scheduled to be paid by the end of 2009. If we fail to deliver polysilicon or wafers pursuant to this agreement, we are subject to liquidated damages. On a substantial default, Trina Solar is entitled to terminate the agreement and is entitled to recover (1) the remaining advance payment Trina Solar paid to secure such polysilicon or wafer supply from us and (2) liquidated damages.

In April 2008, we entered into a wafer supply agreement with Jing Ao Solar Co., Ltd., an onshore subsidiary of JA Solar Holdings Co., Ltd., or JA Solar. In August 2008, we amended the delivery schedule and increased the supply volumes under such wafer supply agreement. While no wafers will be delivered from August 2008 to December 31, 2009, additional wafers will be delivered starting from January 1, 2010 to December 31, 2014. This amended contract has a pre-set price for wafers that declines approximately 43% and pre-set volumes that increase 25% from January 1, 2010 to December 31, 2014. Pursuant to this amended contract we agreed to supply 8.4 GW of wafers. In addition, we entered into a polysilicon supply contract with JA Solar Technology Yangzhou Co., Ltd., another onshore subsidiary of JA Solar Holdings Co., Ltd., under which we agreed to provide 3,510 MT of polysilicon for the period starting from August 2008 to December 31, 2009. This contract has a pre-set price for polysilicon which declines approximately 23% and has pre-set volume requirements that increase approximately 932% over the length of the contract. JA Solar is required to make an advance payment, part of which has already been paid and the remainder of which is scheduled to be paid in installments by the end of 2009. If we fail to deliver polysilicon or wafers pursuant to this agreement, JA Solar is entitled to purchase the amount of shortfall in the market and require us to cover any shortfall in pricing. If we commit a material breach of the agreement, JA Solar is entitled to terminate the agreement and be entitled to recover (1) the remaining advance payment JA Solar paid to secure such polysilicon or wafer supply from us and (2) liquidated damages.

In April 2008, we entered into a wafer supply agreement with Jiangsu AIDE Solar Energy Technology Co., Ltd, or AIDE. Pursuant to this contract we agreed to supply 0.9 GW of wafers. This contract has a pre-set price which declines approximately 60% over the length of the contract and has pre-set volumes that increase approximately 1,100% during the first six years of the contract and become steady for the remaining contract term. AIDE is required to make an advance payment, part of which has already been paid and the remainder of which is required to be paid in installments through April 2010. If we fail to deliver wafers pursuant to this agreement, AIDE is entitled to purchase the amount of shortfall in the market and require us to cover any shortfall in pricing. If we commit a material breach of the agreement, AIDE is entitled to terminate the agreement and be entitled to recover (1) the remaining advance payment AIDE paid to secure such wafer supply from us and (2) liquidated damages.

In June 2008, we entered into a polysilicon supply agreement with Jiangsu Linyang Solarfun Co., Ltd., an onshore subsidiary of Solarfun Power Holdings Co., Ltd., or Solarfun. We agreed to supply a total of 9,990 MT of polysilicon from the period starting 2008 to 2015. This contract has a pre-set price which declines approximately 77% over the contract period and pre-set volumes that increase 788% in the first four years of the contract and become steady for the remaining contract term. Solarfun is required to make an advance payment, part of which has already been paid and the remainder of which is scheduled to be paid in installments through April 2009. If we fail to deliver polysilicon pursuant to this agreement, Solarfun is entitled to purchase the amount of shortfall in the market and require us to cover any shortfall in pricing. If we commit a material breach of the agreement, Solarfun is entitled to recover (1) the remaining advance payment Solarfun paid to secure such polysilicon supply from us and (2) liquidated damages.

In June 2008, we entered into a wafer supply agreement with Solarcell S.p.A., an offshore subsidiary of Solar Industries AG (owned 80% by Solar Industries AG and 20% by MX Group S.p.A), or Solarcell. Pursuant to this contract, we agreed to supply 0.675 GW of wafers. This contract has a pre-set price which declines approximately 56.4% over the length of the contract and has pre-set volume requirements that increase approximately 80.8% during the first six years of the contract and become steady for the remaining contract term. Solarcell is required to put up a letter of credit and make an advance payment prior to our delivery of wafers under the contract, which is expected in by September 2008. As Solarcell is a young company without substantial operating history and limited assets, it is possible that it may not be able to secure a letter of credit, in which case we may not make any sales under this agreement. If through no fault of Solarcell we fail to deliver wafers pursuant to this agreement, we are allowed a certain period to make up deliveries and if we do not make up such deliveries, Solarcell is entitled to damages limited to the value of the wafers. If we commit a material breach of the agreement, Solarcell is entitled to terminate the agreement and be entitled to recover the remaining advance payment Solarcell has paid.

In August 2008, we entered into a polysilicon and a wafer supply contract with Suzhou CSI Solar Power Technology Co., Ltd., an onshore subsidiary of Canadian Solar Inc., or CSI. We agreed to supply a total of 510

MT of polysilicon for the period from September 2008 to December 31, 2009. This contract has a pre-set price that declines approximately 21% and pre-set volumes that increase 650% over the term of the contract. We agreed to supply 1.8 GW of wafers from the period starting January 1, 2010 to December 31, 2015. This contract has a pre-set price that declines approximately 46% and pre-set volumes that increase 116% over the term of the contract. CSI is required to make an advance payment covering both of these contracts, part of which will be paid in September 2008 and the remainder of which is scheduled to be paid by 2010. If we fail to deliver polysilicon or wafers pursuant to these agreements, CSI is entitled to purchase the amount of shortfall in the market and to require us to cover any shortfall in pricing. If we commit a material breach of any of these agreements, CSI is entitled to terminate the agreement and be entitled to recover (1) the remaining advance payment CSI paid to secure such polysilicon and wafer supply from us and (2) liquidated damages.

In August 2008, we entered into a polysilicon and a wafer supply contract with Wuxi Suntech Power Co., Ltd., an onshore subsidiary of Suntech Power Holdings Co., Ltd., or Suntech. We agreed to supply a total of 1,920 MT of polysilicon for the period starting September 2008 to December 31, 2009. This contract has a pre-set price that declines approximately 26% over the term of the contract and pre-set volumes that increase 1,400% over the term of the contract. We agreed to supply polysilicon and wafers from the period starting January 1, 2010 to December 31, 2012. We agreed to supply a total of 7,500 MT of polysilicon and 1.1 GW of wafers over this three year period. This contract has a pre-set price for polysilicon that declines approximately 43% and pre-set volumes that remain constant over the term of the contract. This contract has a pre-set price for wafers that declines approximately 33% and pre-set volumes that remain constant over the term of the contract. Suntech is required to make an advance payment covering both of these contracts, part of which will be paid in October 2008 and the remainder of which is scheduled to be paid by November 2009. If we fail to deliver polysilicon or wafers pursuant to these agreements, Suntech is entitled to purchase the amount of shortfall in the market and to require us to cover any shortfall in pricing. If we commit a material breach of any of these agreements, Suntech is entitled to terminate the agreement and be entitled to recover (1) the remaining advance payment Suntech paid to secure such polysilicon and wafer supply from us and (2) liquidated damages.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to significantly increase our investment of management and financial resources into research and development. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. We intend to dedicate a portion of our revenues to research and development activities. We are considering several projects including additional research and development centers in China and overseas and the pursuit of other technologies that can assist us in addressing the future trends of the solar markets.

Our research and development center employs three personnel who are focused on feedstock and product quality testing and improving manufacturing processes. We did not account separately for the costs of these three personnel for the year ended December 31, 2007 and the six months ended June 30, 2008, and all related expenses were included in general and administrative expenses. We will separately account for research and development expenses in future periods.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

We generally rely on a combination of proprietary process engineering, trade secrets and employee contractual protections, rather than patents, to establish and protect our intellectual property. We believe that most elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies that they develop, when primarily utilizing our resources or when performing their duties during their employment. Our supply contracts with our customers also typically include confidentiality undertakings.

We have entered into license agreements with third parties, specifically with Hualu and Xuzhou Southeast for use of their hydrochlorination process techniques. Under the non-exclusive patent license agreement, which has no expiration date, we are entitled to a free license for our 1,500 MT Xuzhou Phase I production facility. We are required to pay a licensing fee of RMB5 million for every further capacity expansion of 1,500 MT. See “Risk Factors—Risks Relating to Our Business—We are currently the only licensee and hold a non-exclusive license to use the intellectual property used in our hydrochlorination process. Any competitor may also be able to license this intellectual property.”

The Siemens reactor process is relatively mature, and we began our polysilicon production design process by hiring Hualu in April 2006 to design our Xuzhou Phase I polysilicon production facility. Although the Institute provided certain warranties regarding the plant operation, it did not license any technology to us nor provide us with indemnities from infringement of the intellectual property rights of others.

Most of our equipment supply contracts with international suppliers include an indemnification provision, under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patent, copyright, trade mark or trade name by the use of the equipment provided by the supplier. However, it is unclear that we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, many of our equipment supply contracts with domestic suppliers do not provide any intellectual property indemnification provisions. See “Risk Factors—Risks Relating to Our Business—Although we are currently strengthening our research and development capability, to date, substantially all of the intellectual property used in our polysilicon production process was developed by third parties. We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.”

We have also entered into a trademark lease agreement at no cost with Golden Concord Group for the use of our logo. We may be required to expend significant resources to monitor and protect our intellectual property rights. In addition, litigation may be necessary to enforce these rights. We cannot assure you that we will prevail in any such potential litigation.

Competition

The solar wafer market is highly competitive and the polysilicon market is expected to become increasingly competitive. While we currently do not manufacture wafers, we compete directly with wafer manufacturers for wafer sales. In addition, many solar cell and module manufacturers have or have announced the intention of establishing wafer and/or polysilicon production or affiliate relationships with manufacturers of polysilicon or wafers, including some of our customers and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales. Our competitors include polysilicon producers, such as DC Chemical, Hemlock, MEMC, REC, Tokuyama, Wacker, and wafer producers, such as SolarWorld, Glory Silicon, Green Energy, Jinglong, Kyocera, LDK Solar, MEMC, M.Setek, PV Crystalox, REC, ReneSola, Shunda, Sino-American Silicon and SolarWorld. We also compete with producers of upgraded metallurgical silicon such as Dow Corning, Elkem and Becancour Silicon. Many of our current and potential competitors have a longer operating history, better brand recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do.

Once the current polysilicon supply shortage has eased, we expect that the key competitive factors will be the ability to control cost and quality. We anticipate that production technology, energy costs and scale will determine the competitive position of the different polysilicon and wafer manufacturers going forward.

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our production facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and other hazardous materials. We have adopted the modified Siemens process for our polysilicon production to reduce waste discharge. We process all our waste water and waste gas by various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We are required to undergo the acceptance inspections of environmental protection, work safety and professional health and obtain respective approval with relevant governmental authorities before the manufacturing lines commence full production. We have obtained the pollutant discharge permit, the work safety permit for storage and use of hazardous chemicals and permit for the registration of use of atmospheric pressure containers for the pressure containers we have installed. We passed the environmental protection examination and work safety examination for our Xuzhou Phase I production facility in June 2008 and received the government approval in connection with professional health for Xuzhou Phase I facility in July 2008. However, there can be no assurance that we will pass the necessary examinations and receive the necessary approvals for our Xuzhou Phase II, Xuzhou Phase III and other facilities. In addition, we must obtain the necessary environmental, work safety and professional health approvals for our Xuzhou Phase II production facility. See “Risk Factors—Risks Relating to Our Business—Any failure by us to control the use of, to adequately restrict the discharge, of hazardous substances, or to obtain work safety and professional health approvals could subject us to potentially significant monetary damages and fines or suspensions in any business operations.”

We obtained the environmental and work safety approvals for the pilot production of our Xuzhou Phase II production facility on May 21, 2008 and July 30, 2008, respectively. Since the pilot production period of our Xuzhou Phase II production facility expired on August 21, 2008, we must obtain the necessary environmental, work safety and professional health approvals. We currently expect to obtain these approvals by the end of 2008. See “Risk Factors—Risks Relating to Our Business—Any failure by us to control the use or to adequately restrict the discharge of hazardous substances or to obtain work safety and professional health approvals could subject us to potentially significant monetary damages and fines or suspensions in our business operations.”

For our Taixing joint venture, we obtained an approval to commence pilot production from the bureau of work safety in August 2008 and expect to obtain the approval for pilot production from the bureau of environmental protection. We commenced commercial production in September 2008 and are required to obtain formal approvals.

TCS is used to produce polysilicon. It is highly combustible if exposed to moisture in the air. STC is a by-product produced in the polysilicon production process. We acquire TCS from third-parties and produce the balance through the hydrochlorination process. In the future, we also plan to obtain TCS through the Taixing joint venture and through our hydrogenation process and in-house TCS production facility. The STC produced is initially stored in storage tanks on site after each batch of polysilicon is produced and later recycled in subsequent batches resulting in little to no excess STC produced requiring disposal. The polysilicon manufacturing process generates other hazardous by-products. We outsource the treatment of some of our wastes via third party contracts. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. We have not been subject to any material proceedings or fines for environmental violations. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. See “Risk Factors—Risks Relating to Our Business—Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.”

Employees

As of June 30, 2008, JZPTD employed 635 employees in China: 361 for key production processes; 104 for auxiliary production processes; 70 for production and construction supply and operations; 46 for finance, internal controls, human resources and administration and IT; 46 for environmental safety and protection and quality control; four for senior level management; one for sales and marketing and three for research and development. As of June 30, 2008, we employed seven employees in management or management support positions in Hong Kong. We plan to hire additional employees, primarily in China, as we expand.

We offer our employees competitive compensation packages and various training programs, as a result, we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the year ended December 31, 2007 and the six months ended June 30, 2008 was $0.4 million and $0.3 million, respectively. As of June 30, 2008, there were a small number of employees who were not covered under these employee social security plans. These delays are primarily a result of administration delays either on the part of our employees or governmental entities. We may be subject to penalties as a result of our failure to provide such employee social security benefits.

We typically enter into a standard confidentiality and employment agreement with our management and research and development personnel. These contracts involve a covenant that prohibits each of them from engaging in any activities that compete with our business during and, if we continue to pay one third of their total annual compensation, for two years, after the period of their employment with us.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.

Insurance

We maintain property insurance, project construction insurance and third party liability insurance with insurance companies covering our inventory, equipment, facilities, buildings and their improvements. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters and human accident, as well as loss of profit attributable to such property damage or loss. We have a separate insurance policy covering machinery breakdowns or damages due to design, installation, raw material flows, human errors, centrifugal force and certain other causes, as well as loss of profit attributable to such machinery breakdowns or damages. We also maintain third party liability insurance and employee health insurance. We also maintain business interruption insurance. We also do not have product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with other polysilicon producers in China.

Facilities

Our corporate headquarters and Xuzhou production facilities are located in the Industrial Park. We are a party to a memorandum of understanding with the Xuzhou Economic and Development Committee relating to the land use rights for an aggregate of approximately 247 acres of office and production space in the Xuzhou Economic Development Zone. We have already paid for the land use rights for approximately 92.5 acres of this land and have received land use certificates. These 92.5 acres are sufficient for our Xuzhou Phase I and Xuzhou Phase II production facilities. We are currently in the process of completing the legal procedures for obtaining the appropriate approvals for the transfer of, and to obtain the land use certificates for, a parcel of 80.9 acres in relation to the construction of our Xuzhou Phase III production facilities for us to obtain the land use certificates for such parcel. We successfully won the public auction in connection with such parcel and expect to receive the land use certificates in the fourth quarter of 2008 provided that we duly pay for the grant of the state-owned land use right. See “Risk Factors—Risks Related to Our Business—We do not yet have legal rights to the land on which we are planning on building our Xuzhou Phase III production facilities and if we are unsuccessful in obtaining such rights it could delay our production which could have a material adverse effect on our results of operations”. We expect the price and conditions for the land use rights for the 80.9 acres to be similar to those for the initial 92.5 acres. All land use rights expire 50 years from the date of the land use certificates. We have not purchased land use rights for our Xilinhot production facilities or our proposed wafer manufacturing facility, although we believe sufficient land will be available for this purpose.

The Industrial Park is easily accessible by highway, railway and water transport, which is convenient for the transportation of our raw materials and finished products. It also provides a complete supply of basic utilities including water, electricity, steam, communication, and pollution control. Our location in the Industrial Park also entitles us to certain favorable treatment in terms of land, tax, mortgage, electricity pricing and municipality services.

We believe that our existing Xuzhou facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

We recently entered into a non-binding memorandum of understanding with the Inner Mongolia government to build production facilities in Xilinhot, Inner Mongolia. Although we have no legal rights to the land, the Inner Mongolia government has agreed to assist us in obtaining land use rights to approximately 245 acres for our production facilities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.

PRC GOVERNMENT REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and its use for on-grid generation.

The law also sets forth the national policy to encourage the installation and use of solar technologies in water-heating systems, heating and cooling systems, photovoltaic systems and other energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the NDRC issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry.

China’s Ministry of Construction and Ministry of Finance also issued “Implementary Views for Promoting Use of Renewable Energy in Construction” in August 2006, which sought to expand the use of solar energy in residential buildings.

Environmental Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations, professional health regulations and work safety regulations applicable to us include the Environmental Protection Law of the PRC, the Safety Production Law of PRC the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution, the Law of PRC on Appraising Environment Impacts, Regulation on Work Safety Permits, Administrative Regulation on the Safety of Hazardous Chemicals, the Administration Regulation on the Levy and Use Discharge Fees, the Regulation of Hazardous Chemicals Safety Management and the PRC Law of Occupational Disease Prevention.

Status of Our Business in Foreign Investment Industrial Guidance Catalogues

The principal regulation governing foreign ownership of businesses in the solar industry in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007). Under the regulation, the polysilicon manufacturing business falls into the category of encouraged foreign investment industry.

Tax

PRC Enterprise Income Tax

On March 16, 2007, the National People’s Congress approved the draft bill of the PRC Enterprise Income Tax Law, or the new EIT Law, which became effective on January 1, 2008. The Implementation Rule for the PRC Enterprise Income Tax Law or the Implementation Rule was promulgated on December 6, 2007. The new EIT Law adopts a uniform tax rate of 25% for all enterprises (including FIEs) and revokes the tax exemption, reduction and preferential treatments formerly applicable to FIEs. The new EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the new EIT Law. These enterprises are eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws, up until March 16, 2007, as well as administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period from January 1, 2008; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new EIT Law until their preferential treatments expire. The preferential treatment period for enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new EIT Law.

In addition, under the new EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The Implementation Rule provides that the term “de facto management bodies” refers to management bodies which have material management and control over all aspects of the business, including without limitation, the production, operation, personnel, finance, and assets of the enterprise. However, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in the PRC, with administrative headquarters and personnel in Hong Kong, we should be classified as a resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. Furthermore the exemption to the 20% withholding tax on dividends distributed by FIEs to their foreign investors under the former tax laws is no longer available. The Implementation Rule provides a 10% statutory dividend withholding rate.

Also, under the new EIT Law, a preferential tax rate of 15% continues to be applicable to high and new technology enterprises and current preferential tax treatments for FIEs would be grandfathered for a period of five years following the effective date of the new EIT Law. The PRC Ministry of Science, Ministry of Finance and State Administration of Tax recently issued the Recognition and Administration Measures for High and New Technology, or the Measures, on April 14, 2008, which have retroactive effect from January 1, 2008. The Measures set forth detailed criteria for the recognition of a high and new technology enterprise. Therefore, whether Jiangsu Zhongneng, our principal operating subsidiary in China, can meet the requirements and be granted the status of a high and new technology enterprise and enjoy a preferential tax rate applicable to high and new technology enterprises is subject to the future implementation of the Measures.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on VAT, and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion of or all of the refund of the VAT that it has already paid or borne. Our imported equipment are used for manufacturing export products are exempt from import VAT.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Exchange Administration Rules, the Renminbi is freely convertible for routine current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, overseas loan, securities investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, FIEs may only buy, sell and /or remit foreign currencies at those banks authorized to conduct foreign exchange business complying with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the NDRC.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended; and

•	Company Law of the People’s Republic of China (2005).

Under these regulations, Jiangsu Zhongneng may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Jiangsu Zhongneng is required to set aside a portion of its after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that cannot be distributed as cash dividends.

Circular No. 75

On October 21, 2005, the SAFE issued Circular No. 75, which became effective as of November 1, 2005. According to Circular No. 75, PRC residents, including both legal persons and natural persons, must register with the relevant local SAFE branches before establishing or controlling any company outside of China with assets or equities interest in PRC companies for the purpose of capital financing. Any such company is referred to as an “offshore special purpose company.” Such PRC residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets located in China or any other material change in share capital.

Moreover, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC before the implementation of this regulation are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under Circular No. 75, PRC residents are allowed to pay profits to offshore special purpose companies in the form of dividends to transfer shares in liquidation of a company, to decrease capital and take similar activities only after effecting registration pursuant to the registration procedures set forth in such regulation. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity. See “Risk Factors — Risks Relating to Doing Business in China — Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”

Regulations of Overseas Investments and Listings

The NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule.

Regulation No. 10, which became effective on September 8, 2006, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or residential individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

The application of Regulation No. 10 with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus shall be subject to this new procedure;

•

in spite of the above, since our Company is not an offshore special purpose vehicle defined in Regulation No. 10 and we have obtained an approval for our restructuring with the Department of Foreign Trade and Economic Cooperation, Jiangsu Province People’s Government, we are not required to submit an application to the CSRC for the approval of this listing and trading of our ADSs on the New York Stock Exchange, unless and until the CSRC issues new rules clearly requiring us to do so; and

•	the issuance and sale of the ADSs and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate Regulation No. 10.

See “Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers. The business address of Mr. Zhu Gongshan, Mr. Hunter Jiang, Mr. Jason Li and Mr. Zhang Songyi is Suite 3601, Two Exchange Square, Central, Hong Kong, and for each of our other directors and executive officers is 310, Xuzhou Economic Development Zone, North of the National Highway, Xuzhou, Jiangsu Province, China.

Name	Age	Position
Zhu Gongshan	50	Chairman
Hunter Jiang	50	Chief Executive Officer and Director
Jason Li	42	Chief Financial Officer
Chen Wenjie	58	Chief Technology Officer for the Wafer Division
Scott Ma	39	Chief Marketing Officer
Zhu Guomin	54	General Manager of JZPTD
Jiang Wenwu	45	Deputy General Manager in charge of Production of JZPTD
Zhong Zhenwu	36	Manager of Research and Development of JZPTD
Zhang Songyi	53	Director
David Tang	53	Independent Director(1)
John Koh	52	Independent Director(1)
Otmar Haas	66	Independent Director(1)

(1)	Appointments effective on the listing date

Zhu Gongshan is our chairman. Mr. Zhu Gongshan is our controlling shareholder. He stepped down as our chief executive officer on the appointment of Mr. Hunter Jiang in February 2008. He is currently a vice principal committee member of the Chinese Society for Electrical Engineering. Mr. Zhu Gongshan held the post of general manager of the Taicang Poly Cogeneration Plant from August 1997 to November 2003. From November 1999 to July 2005 and from April 2007 till now, he has been a director of the Golden Concord Holdings Limited. Since July 2006, Mr. Zhu Gongshan has been an executive director of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange. He graduated from the Nanjing Electrical Professional School, majoring in electrical automation. Mr. Zhu Gongshan obtained a Ph.D. degree in Business Administration from the Bulacan State University of the Philippines.

Hunter Jiang became our president in September 2007, our chief executive officer in February 2008 and a director in July 2008. Prior to joining us, Mr. Hunter Jiang was the chief executive officer of Shanghai Alison Group Co., Ltd., a manufacturer of steel pipe, petrochemicals, and specialty packaging headquartered in Shanghai, from 2005 to 2007. From 1998 to 2005, Mr. Hunter Jiang was the chief executive officer of IPC Corp. China, a wholly owned subsidiary of IPC Corporation Ltd, a company listed on the Mainboard of the Singapore Exchange Limited whose businesses include information technology, property investment and development as well as investment holding. Mr. Hunter Jiang obtained a bachelor’s degree in accounting from Shanghai Lixin University of Commerce, a degree in English from the East China Normal University Shanghai and an MBA from Macau University of Science and Technology.

Jason Li became our chief financial officer in August 2008. Prior to joining us, he was the chief financial officer of Shunda Holdings Co., Ltd. from August 2007 to June 2008. From March 2007 to August 2007, he was the group assistant vice president in the accounting and financial reporting group for the Asia-Pacific region of ABB Asea Brown Boveri Ltd., or ABB, and from March 2005 to March 2007, he was the vice president of corporate controlling, reporting and assurance. While he was at ABB, Mr. Jason Li was also the Sarbanes-Oxley project manager and the internal controls manager for the North Asia Region. From November 2001 to March 2005, he was the chief financial officer of the Hefei joint venture formed by Delta and Pineland Co., Ltd. Mr. Jason Li spent over seven years at PricewaterhouseCoopers and is a member of both the AICPA and CICPA. Mr. Jason Li received his bachelor’s degree in finance from Xiamen University and completed the business management program at IMD in Switzerland.

Chen Wenjie became our Chief Technology Officer for the wafer division in June 2008. Prior to joining us he was the general manager at Yixing Jintech Solar Energy Co. Ltd., or Jintech Solar, since January 2008. Prior to Jintech Solar, he was vice general manager for Hairen Science and Technology Co., Ltd. from 2004 to 2007. Mr. Chen graduated from the Beijing Polytechnical University with a degree in semiconductors.

Scott Ma became our Chief Marketing Officer in May 2008. Prior to joining us he was procurement director at Trina Solar Energy Co., Ltd. from 2007 to 2008. His experience before that includes serving as an APR supply chain director at Avery Dennison from 2005 to 2006, a materials and logistics manager at Texas Instruments (China) Co. Ltd. from 1999 to 2004, and a manager of import and export department at Shenzhen (China) Foreign Trading Development Group from 1990 to 1997. Mr. Scott Ma earned an MBA from Nanjing University Business School and a Ph.D. in Operation Management: Supply Chain Optimization jointly from Hehai University Business School and University of Texas at Dallas School of Management.

Zhu Guomin became general manager of JZPTD in March 2006. He received his college degree from Shanghai Electrical College. From 1996 to 2000, he was the factory manager of Nantong Xinxing Cogeneration Plant. From 2000 to 2006, Mr. Zhu Guomin was the general manager for one of GCL-Poly’s Cogeneration Plants.

Jiang Wenwu became the deputy general manager of JZPTD in June 2007. He has over 20 years of experience working as an engineer. Prior to joining us, he worked at CNPL Fushan Petrochemical as a deputy general manager from 1999 to 2006 and as a project manager until October 2006. From October 2006 to June 2007 he worked as a senior manager within the Golden Concord Group. Mr. Jiang Wenwu obtained a bachelor’s degree in chemical engineering from Jiling Chemical Engineering Institute and a Ph.D. in chemical engineering at Dalian University of Technology.

Zhong Zhenwu became manager of Research and Development of JZPTD in March 2006. Prior to joining us, he was the senior engineer at Shanghai Jiao Tong University’s Department of Physics, from 2004 to 2005, specializing in superconductors and nanostructure research. From 2001 to 2003, he was a senior researcher at The National University of Singapore, Digital Storage Institute specializing in the garnet crystal liquid phase epitaxy growth thick film production. Mr. Zhong Zhenwu obtained his bachelor’s degree in applied chemicals from Shandong University, a master’s degree from Shandong University and a Ph.D. in crystalline materials from Chinese Academy of Science.

Zhang Songyi has been a director since our inception. He currently serves in senior management and advisory capacities in several companies, including acting as the chairman of Mandra Capital, an investment holding company focused on Asia investment opportunities, a senior advisor of Morgan Stanley Asia Limited and a director of SINA Corporation, a company listed on the Nasdaq Stock Market. Prior to founding Mandra Capital, Mr. Zhang Songyi served as a managing director of Asia Merger, Acquisition and Divestiture Group, and the co-head of Asia Resources and Infrastructure Group of Morgan Stanley, and a senior associate of Milbank, Tweed, Hadley & McCloy LLP. Mr. Zhang Songyi obtained a J.D. from Yale University.

David Tang will become an independent director upon our listing. Sir David Tang is the founder of Shanghai Tang, the China Clubs, China Tang and the Pacific Cigar Company Ltd. He is a director of First Pacific Company, Ltd. which is listed on the Hong Kong Stock Exchange. He was a director of Tommy Hilfiger Corporation which was listed on the New York Stock Exchange. In addition, he has served on a number of advisory boards, including the Blackstone Group, the Savoy Group of Hotels and British Airways. In Hong Kong, he is the founder and chairman of the Hong Kong Cancer Fund and the president of the Hong Kong Down Syndrome Association. In England, he is a trustee of the Royal Academy of Arts and chairman of the Asia-Pacific Acquisition Committee of the Tate Modern. He was decorated with the Chevalier de l’Ordre des Arts et des Lettres, France in 1995; an Officer of the British Empire in 2007; and conferred by Her Majesty the Queen a Knight Commander of the Order of the British Empire in 2008. Sir David Tang holds an honours degree in philosophy from the University of London, and taught at Peking University in 1983.

John Koh will become an independent director upon our listing. Mr. John Koh has over 25 years of experience in investment banking and law. From 2002 to 2007, he was a senior advisor to The Goldman Sachs Group. Prior to joining The Goldman Sachs Group, Mr. John Koh spent 18 years as a lawyer at Paul Weiss Rifkind Wharton & Garrison LLP, Milbank, Tweed, Hadley & McCloy LLP, J. Koh & Co, a Singapore law firm founded by himself and the Singapore Attorney General’s office. Mr. John Koh has served on government committees in Singapore, most recently as a member of the Economic Review Committee’s Services sub-committee on Service Industries. He is also the chairman of the Audit Committee of the Board of Directors of Natsteel Ltd, a publicly traded Singapore conglomerate, and a director of several private companies, such as Mapletree Industrial Fund Ltd. and Mandra Forestry Finance Limited, in which Mandra Resources Limited, a company controlled by Mr. Zhang Songyi and his wife, holds a majority shareholding. He holds a B.A. and an M.A. from the University of Cambridge and obtained an LL.M. from Harvard Law School.

Otmar Haas will become an independent director upon our listing. Mr. Otmar Haas has over 30 years of experience in international business development and management. From 2001 to 2008, he has been a senior executive advisor to ProfitNet GmbH. Mr. Otmar Haas also served as the managing director of Inros Lackner Consulting Group GmbH from 2001 to 2003 and as the vice chairman of the executive board of Inros Lackner AG from January to December 2004. He was also a member of numerous professional organizations, including German Asia-Pacific Business Association, German Near and Middle East Association, German Consulting Engineering Association and Transparency International. Mr. Otmar Haas holds a degree in engineering from the Fachhochschule Osnabrück.

Composition of Board of Directors

Our board of directors consists of three directors. Three additional independent directors will join the board upon completion of this offering. A director is not required to hold any shares in our company by way of qualification. Unless disqualified by the chairman, a director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our memorandum and articles of association the directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party. We intend to have a majority of independent directors serving on our board of directors within one year of this offering.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our memorandum and articles of association exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our memorandum and articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of this offering.

Audit Committee

Our audit committee will initially consist of Mr. John Koh, Sir David Tang and Mr. Otmar Haas, and will be chaired by Mr. John Koh. All of them satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence Standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We believe that Mr. John Koh qualifies as an “audit committee financial expert”. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Sir David Tang, Mr. Zhu Gongshan, Mr. Otmar Haas and Mr. John Koh, and will be chaired by Sir David Tang. Sir David Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Upon completion of this offering, our corporate governance and nominating committee will consist of Mr. Otmar Haas, Mr. Zhu Gongshan, Sir David Tang and Mr. John Koh, and will be chaired by Mr. Otmar Haas. Mr. Otmar Haas satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

Unless disqualified by the chairman, a director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and, for so long as our company continues to pay at least one third of the executive officer’s total annual compensation, for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees.

Compensation of Directors and Executive Officers

For the year ended December 31, 2007 and the six months ended June 30, 2008, our aggregate payments of cash to directors or executive officers was $0.2 million and $0.3 million, respectively. On February 29, 2008, our directors and executive officers received options under our 2007 share incentive plan. See “—2007 Share Incentive Plan.”

2007 Share Incentive Plan

We adopted a share incentive plan in August 2007, or the 2007 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. We have granted 5,000,000 options to officers, directors and employees to purchase 50,000,000 ordinary shares under the 2007 Plan, the maximum number of shares which may be granted under the 2007 Plan. Each option has a term of ten years, and has an exercise price of $0.50 per share. Each option is exercisable into 10 ordinary shares. The options vest over a four year period with 25% of the options vesting upon each of six months, 18 months, 30 months and 42 months after this offering. The following table summarizes, as of June 30, 2008, our outstanding options under the 2007 Plan.

Name	Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Zhu Gongshan	694,000	0.50	February 29, 2008	March 1, 2018
Zhu Guomin	270,000	0.50	February 29, 2008	March 1, 2018
Hunter Jiang	230,000	0.50	February 29, 2008	March 1, 2018
Jiang Wenwu	190,000	0.50	February 29, 2008	March 1, 2018
Other employees as a group	2,856,000	0.50	February 29, 2008	March 1, 2018
Consultants as a group	760,000	0.50	February 29, 2008	March 1, 2018

Total	5,000,000

2008 Restricted Share Compensation Plan

Our Board of Directors adopted the 2008 Restricted Share Compensation Plan, or the 2008 Plan, in July 2008. The 2008 Plan is integral to our compensation strategies and programs to help recruit, motivate, and retain directors, employees and independent contractors. The 2008 Plan provides for grants of restricted stock. The 2008 Plan will be administered by our compensation committee. Subject to the terms of the 2008 Plan, the compensation committee is authorized to select persons eligible to receive awards and to determine the amount, timing and other terms of the awards to be granted. The compensation committee is authorized to interpret the 2008 Plan and any award agreements issued under the 2008 Plan.

The maximum number of shares available for grant under the 2008 Plan is 15,000,000 shares. The shares awarded or acquired upon the exercise of awards under the 2008 Plan may be authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares, or any combination. If any award granted under the 2008 Plan expires, terminates, or is forfeited or canceled, the shares subject to such award become available for the grant of new awards under the 2008 Plan. In addition, shares tendered or withheld to satisfy the exercise price of an award, if any, shall again be available for the grant of new awards under the 2008 Plan.

Our directors, employees and independent contractors and those of any of our subsidiaries and affiliates who are designated by the compensation committee are eligible to receive awards under the 2008 Plan. Persons receiving awards will enter into individual award agreements with us that will contain the terms and conditions of the award established by the compensation committee. We have agreed to grant to Mr. Jason Li 1,600,000 shares pursuant to the 2008 Plan immediately after the closing of this offering with a restricted period of four years.

Award Grants. The compensation committee is authorized to grant awards of restricted stock. A grant of restricted stock is an award of shares which may not be sold or disposed of prior to the end of a restricted period specified in the award agreement. The compensation committee may set additional restrictions on restricted stock as it may deem advisable or appropriate in the individual award agreements. A recipient of restricted stock generally has the right to vote the shares. During the restricted period, recipients holding shares of restricted stock are entitled to receive all dividends and other distributions paid with respect to such shares, unless otherwise determined by the compensation committee. However, dividends and other distributions with respect to restricted stock that are paid in shares will be held by us subject to the same restrictions that apply to the restricted shares.

In addition, the compensation committee may stipulate in the relevant award agreement that restricted stock awards be subject to the achievement of performance goals as may be determined by the compensation committee. The performance goals may be based on such factors including, but not limited to: (a) revenue, (b) earnings per share, (c) net income per share, (d) share price, (e) pre-tax profits, (f) net earnings, (g) net income, (h) operating income, (i) cash flow, (j) earnings before interest, taxes, depreciation and amortization, (k) sales, (l) total stockholder return relative to assets, (m) total stockholder return relative to peers, (n) financial returns (including, without limitation, return on assets, return on equity and return on investment), (o) cost reduction targets, (p) customer satisfaction, (q) customer growth, (r) gross margin, (s) revenue growth, or (t) any combination of the foregoing, or such other criteria as the compensation committee may determine. The compensation committee may determine performance goals in respect of our performance, any of our subsidiaries or affiliates or any combination thereof on either a consolidated, business unit or divisional level. Performance goals may be absolute or relative and may be expressed in terms of a progression within a specified range.

Tax Withholding; Other Terms of Awards. The compensation committee or the Board may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares to be distributed will be withheld (or previously acquired shares or other property be surrendered) to satisfy withholding and other tax obligations. Awards granted under the 2008 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the compensation committee may, in its discretion, permit transfers for other purposes.

Amendment and Termination. Our Board may amend, suspend or terminate the 2008 Plan or any part thereof, at any time and for any reason, subject to any stockholder approval required by law or the rules of the New York Stock Exchange. Unless earlier terminated by the Board, the 2008 Plan will terminate ten years after adoption by the Board. The termination (or early termination) of the 2008 Plan will not affect any awards granted prior to the termination (or early termination) of the 2008 Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of our ordinary shares, as of the date of this prospectus, including ordinary shares to be issued upon conversion of our convertible redeemable preferred shares and Tranche B Floating Rate Secured Convertible Bonds, and with respect to the shares beneficially owned after this offering, as adjusted to reflect (a) the sale of our ADSs offered in this offering, (b) the issuance of 268,537,970 ordinary shares as partial consideration, assuming the initial offering price of the ADSs exceeds $             per ADS, for the purchase of the 36% interest in JZPTD, our operating subsidiary, and (c) certain share transfers by Happy Genius identified under “Related Party Transactions—Acquisition of 36% JZPTD Onshore Equity Interest”, all of which will be completed concurrently with the closing of this offering for:

•	each person or entity who we know beneficially owns more than 5% of our ordinary shares;

•	each selling shareholder;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

This table assumes the underwriters will exercise their option to purchase              ADSs from the selling shareholders to cover over-allotments in full.

	Shares Beneficially Owned Prior to this Offering(1)(2)		Shares Being Sold in this Offering			Shares Beneficially Owned After this Offering(1)(3)
Name of Beneficial Owner	Number	Percent	Number	Percent		Number	Percent
Directors and Executive Officers:
Zhu Gongshan(4)	604,403,810	59.1%	—	—		747,816,510%
Hunter Jiang	—	—	—	—		—	—
Jason Li	—	—	—	—		—	—
Scott Ma	—	—	—	—		—	—
Chen Wenjie	—	—	—	—		—	—
Zhang Songyi(5)	142,018,370	13.9%			%			%
Zhu Guoming	—	—	—	—		—	—
Jiang Wenwu	—	—	—	—		—	—
Zhong Zhenwu	—	—	—	—		—	—
David Tang**	—	—	—	—		—	—
John Koh**	—	—	—	—		—	—
Otmar Haas**	—	—	—	—		—	—
All directors and executive officers as a group	—	—	—	—		—	—

Other Principal and Selling Shareholders:
TB Silicon Limited(6)	51,786,000	5.1%			%			%
Deutsche Bank AG(7)	31,723,680	3.1%			%			%
Guinness Mahon & Co. Limited(8)	16,583,330	1.6%			%			%
Wang Qiang(9)	14,372,580	1.4%			%			%
D. E. Shaw Composite Portfolios, L.L.C.(10)	9,950,030	*		*			*
New Horizon Melody Investment Ltd.(11)	8,291,670	*		*			*
Chan Marc(12)	6,000,000	*		*			*
Li Feng and Liu Ping(13)	4,422,220	*		*			*
Wang Chunlin and Chan Hiulai(14)	2,729,330	*		*			*
Cheng Zaizhong(15)	3,333,000	*		*			*
Dong Xuanming(16)	3,000,000	*		*			*
Frank Lin(17)	1,667,000	*		*			*
Yu Baodong(18)	2,300,690	*		*			*
Chang Tsongzung(19)	1,667,000	*		*			*
Zhang Yuhong(20)	829,170	*		*			*
Fung Kakeung(21)	—	*		*			*

*	Less than one percent.
**	Appointment effective upon completion of this offering.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The share numbers and percentages listed in the first column of the table reflect the share number and percentage held by each director, executive officer and principal shareholder plus ordinary shares to be issued on conversion of our convertible redeemable preferred shares and Tranche B Floating Rate Secured Convertible Bonds.
(2)	For each person included in this table, percentage ownership prior to this offering and percentage of the ordinary shares being sold in this offering are calculated by dividing the number of shares beneficially owned or being sold by such person by the sum of (i) 1,022,183,400, being the number of ordinary shares outstanding as of the date of this prospectus plus ordinary shares to be issued on conversion of our convertible redeemable preferred shares and Tranche B Floating Rate Secured Convertible Bonds, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) , being the number of ordinary shares outstanding immediately after the completion of this offering, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus, assuming that the underwriters do not exercise their option to purchase additional ADSs in the offering.
(3)	For each person included in this column, ownership after this offering gives effect to the issuance of 268,537,970 shares in connection with the purchase of the 36% interest in JZPTD and the subsequent transfers described under “Related Party Transactions—Acquisition of 36% JZPTD Onshore Equity Interests.”
(4)	Represents ordinary shares held by Happy Genius. Happy Genius is 100% beneficially owned by Mr. Zhu Gongshan. Mr. Zhu Gongshan’s business address is Suite 3601, Two Exchange Square, Central, Hong Kong. Prior to completion of this offering, a portion of these shares or an interest in Happy Genius may be transferred to Mr. Zhu Gongshan’s family trust currently beneficially owned by Mr. Zhu Gongshan.
(5)	Represents 130,018,370 ordinary shares held by Mandra Materials Limited and 12,000,000 ordinary shares held by Mandra Esop Limited, both of which are indirectly wholly-owned by Mr. Zhang Songyi and his wife. Mr. Zhang Songyi’s business address is 10th Floor, Fung House, 19-20 Connaught Road, Central, Hong Kong.
(6)	Includes 4,167,000 ordinary shares issuable to TB ZN Silicon Limited, or TBZS, on conversion of our convertible redeemable preferred shares on completion of this offering. TB Silicon Limited is beneficially owned by Trustbridge Partners I, L.P., which is controlled by TB Partners GP1, L.P., its general partner, which is controlled by TB Partners GP Limited, its general partner. TB ZN Silicon Limited is beneficially owned by Trustbridge Partners II, L.P., which is controlled by TB Partners GP2, L.P., its general partner, which is controlled by TB Partners GP Limited, its general partner. The business address of TB Partners GP Limited is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.
(7)	Includes 27,183,400 ordinary shares issuable on conversion of our Tranche B Floating Rate Secured Convertible Bonds due 2009 at the closing of this offering. Economic interest in 4,553,220 ordinary shares, 2,242,630 ordinary shares and 6,795,850 ordinary shares are subject to total return swap arrangements between Deutsche Bank AG and Stark Master Fund, Ltd., Stark Asia Master Fund, Ltd. and Centar Investments (Asia), Ltd, respectively. These three funds are managed by Stark Investments (Hong Kong) Limited. The business address of Stark Master Fund Ltd. is Stark Offshore Management LLC, 3600 South Lake Drive, St. Francis, WI 53523, United States. The business address of Stark Asia Master Fund Ltd. is Stark Asia Management, LLC, 3600 South Lake Drive, St. Francis, WI 53523, United States. The business address of Centar Investments (Asia) Ltd. is Centar Investments (Asia) LLC, 3600 South Lake Drive, St. Francis, WI 53523, United States. This figure also includes economic interest in 1,658,370 ordinary shares pursuant to an option transaction entered into by Deutsche Bank AG and a counterparty. The business address of Deutsche Bank AG is One Raffles Quay, #18-00 South Tower, Singapore 048583. Deutsche Bank AG is an affiliate of Deutsche Bank Securities Inc., a registered broker dealer.

(8)	Guinness Mahon & Co. Limited is beneficially owned by Investec Bank (UK) Limited. The principal business address of Investec Bank (UK) Limited is 2 Gresham Street, London, EC2V 7QP, United Kingdom. Guinness Mahon & Co. Limited is an affiliate of Investec Securities (US) LLC, a registered broker dealer.
(9)

Represents ordinary shares held by Greenrich Investments Ltd., which is beneficially owned by Mr. Wang Qiang . The business address of Mr. Wang Qiang is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands.

(10)

Represents (i) 8,291,660 ordinary shares held by D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd., which may participate in this offering and (ii) 1,658,370 ordinary shares that may be acquired by D. E. Shaw Composite Portfolios, L.L.C. pursuant to an option transaction entered into by D. E. Shaw Composite Portfolios, L.L.C. with a counterparty. D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. disclaims beneficial ownership of the ordinary shares held by D. E. Shaw Composite Portfolios, L.L.C., except to the extent of any pecuniary interest of D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. therein. D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. is beneficially owned by D. E. Shaw Composite Portfolios, L.L.C., a Delaware limited liability company. The managing member of D. E. Shaw Composite Portfolios, L.L.C. is D. E. Shaw & Co., L.L.C., a Delaware limited liability company. The business address of D. E. Shaw Composite Investments Asia 5 (Cayman), Ltd. is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The business address of D. E. Shaw Composite Portfolios, L.L.C. is 120 West 45th Street, 39th Floor, New York, NY 10036, United States. D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. and D. E. Shaw Composite Portfolios, L.L.C. are affiliates of D. E. Shaw Securities, L.L.C., a registered broker-dealer.

(11)	New Horizon Melody Investment Ltd., or New Horizon Melody, is beneficially owned by New Horizon Capital, L.P., which is controlled by New Horizon Capital Partners Ltd. Dr. Jianming Yu exercises the investment authority for New Horizon Melody. New Horizon Capital Partners Ltd. is an exempted limited liability company organized in the Cayman Islands. The principal business address of New Horizon Capital Partners Ltd. is Unit 3328, 33/F, China Merchants Tower, Nos. 168-200 Connaught Road Central, Hong Kong.
(12)	Represents 6,000,000 ordinary shares held by Amplewood Resources Limited, which is beneficially owned by Mr. Chan Marc. The business address of Mr. Chan Marc is Unit 21E, 21/F, United Centre, 95 Queensway, Admiralty, Hong Kong.
(13)

Represents 4,422,220 ordinary shares held by Success Central Investments Limited, which is beneficially owned by Mr. Li Feng and Ms. Liu Ping. The business address of Mr. Li Feng and Ms. Liu Ping is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands.

(14)	Represents 2,729,330 ordinary shares held by Successful Lane Limited, which is beneficially owned by Mr. Wang Chunlin and Ms. Chan Hiulai. The business address of Mr. Wang Chunlin and Ms. Chan Hiulai is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(15)

Represents 3,333,000 ordinary shares held by Thornton Asset Management Service Centre Limited, which is beneficially owned by Mr. Cheng Zaizhong and Ms. Chim Chuishan. The business address of Mr. Cheng Zaizhong and Ms. Chim Chuisan is Unit 2201, 22nd Floor, Worldwide House Central, Hong Kong.

(16)	Represents 3,000,000 ordinary shares held by Charm Mind International Ltd., which is beneficially owned by Mr. Dong Xuanming. The business address of Mr. Dong Xuanming is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(17)	The business address of Mr. Frank Lin is 99 Puming Lu, Block 33, Apt. 1501, Pudong, Shanghai, People’s Republic of China.
(18)	Represents 1,592,000 ordinary shares held by Joy Big Holdings Limited and 708,690 ordinary shares held by Bonus Billion Group Limited, which are each beneficially owned by Mr. Yu Baodong, who is an executive director and vice-president of GCL-Poly. He began his employment with GCL-Poly in November 2006. The business address of Mr. Yu Baodong is P.O. Box 957 Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(19)	Represents 1,667,000 ordinary shares held by Mr. Chang Tsongzung. In addition, 410,000 ordinary shares are expected to be transferred to TZ Holdings Limited, or TZ Holdings, in connection with the closing of this offering by Happy Genius from proceeds of the 36% equity interest in JZPTD. TZ Holdings is beneficially owned by Mr. Chang Tsongzung, who is the brother of Mr. Zhang Songyi, one of our directors. TZ Holdings is one of our affiliates as Mr. Zhu Gongshan is one of its two directors. The business address of Mr. Chang Tsongzung is A1, 46-48 Kadoorie Avenue, Kowloon, Hong Kong.
(20)	Represents 829,170 ordinary shares held by Asia Bright International Limited, or Asia Bright. Asia Bright is beneficially owned by Ms. Zhang Yuhong. The business address of Asia Bright International Limited is Suite 2003, 20/F, Queen’s Place, 74 Queen’s Road Central, Central, Hong Kong.
(21)	14,590,000 ordinary shares are expected to be transferred to Top Plenty Limited, or Top Plenty, in connection with the closing of this offering by Happy Genius from part of the purchase price of the 36% equity interest in JZPTD. Top Plenty is beneficially owned by Mr. Fung Kakeung, who is the general manager of the finance group of Golden Concord Holdings Limited. He began his employment with Golden Concord Holdings Limited in September 2004. The business address of Mr. Fung Kakeung is Suite 3601, Two Exchange Square, Central, Hong Kong.

Except as indicated, each of the selling shareholders named above has represented to us that it is not a broker-dealer or an affiliate of a broker-dealer. Each of the selling shareholders that is identified as affiliated with a registered broker dealer represents that it purchased the ordinary shares being sold by it in the ordinary course of business and that at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Immediately upon the completion this offering, we will use $240.6 million of the proceeds from this offering, together with $446.9 million aggregate principal amount of the 2008 Convertible Bonds and 268,537,970 of our ordinary shares, to purchase from Happy Genius and Moonchu the 36% equity interest in JZPTD they hold through Sun Wave and Greatest Joy. Happy Genius in turn will use the cash it will receive from us to redeem 35% of the aggregate outstanding amount of the exchangeable bonds. The purchase price and the form of consideration were established through negotiations involving the sellers, our shareholders and holders of the exchangeable bonds issued by Happy Genius and were approved by our shareholders in July 2008. In addition, Happy Genius agreed to cause 12,634,490 ordinary shares to be transferred to TB Silicon Limited, 1,105,540 ordinary shares to be transferred to TB ZN Silicon Limited and 3,316,620 ordinary shares to be transferred to Balderton Capital III, L.P. from the ordinary shares to be issued by us to Happy Genius in connection with the acquisition of the 36% equity interest in JZPTD at the closing of this offering. See “Related Party Transactions — Acquisition of 36% JZPTD Onshore Equity Interests.”

Happy Genius intends to use the 2008 Convertible Bonds it receives from us to exchange for 65% of the aggregate outstanding amount of the exchangeable bonds to the extent that certain conditions to exchange are satisfied. For a description of the 2008 Convertible Bonds, see “Description of Share Capital — Ownership of Our Business and Securities Issuances — 2008 Convertible Bonds” and “Description of Share Capital — Registration Rights.” The holders of our 2008 Convertible Bonds will hold an aggregate of             % of our total outstanding ordinary shares on an as-converted basis immediately upon the completion of this offering.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Share Transfer Agreement with Prior Onshore Shareholders Regarding JSJST

Pursuant to a share purchase agreement dated June 6, 2007 between JZPTD, Nanjing Linyang and Lianyungang Suyuan, JZPTD transferred 100% of its shareholding in JSJST, a wholly owned subsidiary of JZPTD, to Nanjing Linyang and Lianyungang Suyuan, minority shareholders of JZPTD. Under this agreement, JZPTD transferred 70% of JSJST to Nanjing Linyang for the purchase price of RMB69.0 million ($9.0 million) and 30% of JSJST to Lianyungang Suyuan for the purchase price of RMB29.6 million ($3.9 million). At the time of the transfer, the buyers were equity investors in JZPTD.

The share purchase agreement also provided the framework under which JZPTD would supply to JSJST a minimum of 50 MT of polysilicon in 2007, 700 MT in 2008 and 1,200 MT in 2009 in accordance with definitive purchase agreements to be negotiated. The purchase price for such polysilicon is to be determined quarterly and equal to 97% of the average market price for the comparable product during the preceding quarter. The share purchase agreement provided that other detailed provisions related to the sale were to be set out in the relevant definitive sales agreement to be entered by JSJST and JZPTD.

No definitive purchase agreements implementing the framework provisions in the share purchase agreement were entered into until June 2008, although for the year ended December 31, 2007 and the period from January 1, 2008 to June 10, 2008, JZPTD entered into six and 22 purchase orders with JSJST, respectively. Pursuant to these purchase orders, JZPTD supplied JSJST a total of 27 MT of polysilicon at an average price (net of VAT) of RMB1,884 ($255) per kilogram with a total sales amount of $6.9 million for the year ended December 31, 2007 and a total of 61 MT of polysilicon at an average price, net of VAT, of RMB2,302 ($326) per kilogram with a total sales amount of $19.9 million for the period from January 1, 2008 to June 10, 2008. JSJST ceased to be a related party on June 10, 2008 upon the completion of the acquisition by entities affiliated with Mr. Zhu Gongshan and Moonchu of the 36% of JZPTD that we currently do not own. In June 2008, we entered into a polysilicon supply agreement with Solarfun, another onshore subsidiary of Solarfun Power Holdings Limited, the parent company of JSJST, which replaces the obligation under the framework agreement. See “Business – Customers and Markets.”

Transactions with Affiliated Companies

JZPTD withdrew balances held in a Chinese bank and made a short-term advance of RMB130 million ($16.8 million) to Shanghai Creative, a company whose principal shareholder was also a Director of JZPTD, on December 31, 2006. The advance was fully repaid on January 1, 2007.

JZPTD paid handling fees to Shanghai Creative of $0.4 million for the year ended December 31, 2007 for acquisition of machinery and equipment on behalf of Jiangsu Zhongneng. As of December 31, 2006 and 2007 and June 30, 2008, outstanding amounts of $36.9 million, $4.1 million and $0, deposited with Shanghai Creative, respectively, were included in deposits for acquisition of machinery and equipment. Shanghai Creative shared its expertise in international equipment purchases that assisted us in developing our production facilities.

During the period from March 7, 2006 to December 13, 2006, JZPTD paid a consultancy fee of $1.5 million to Shanghai Creative. Under the consultancy agreement between us and Shanghai Creative, Shanghai Creative provided us with assistance in the procurement of polysilicon production technology, including the import and sourcing of equipment and technical support by overseas experts.

Shanghai Creative has paid certain administrative expenses on behalf of JZPTD as advances. As of December 31, 2007 and June 30, 2008, the outstanding balance was $0.8 million and $0.4 million, respectively.

During the year ended December 31, 2007, JZPTD made a short-term advance of $0.1 million to Xuzhou Economic Development Zone Electricity Company Limited, a company controlled by Mr. Zhu Gongshan. As of December 31, 2007, the outstanding amount of this advance was $0.1 million, which was fully repaid in March 2008.

We have entered into an option agreement with an affiliate of Mr. Zhu Gongshan as described under “Business—Polysilicon Production—Production Capacity”. No payments are to be made in connection with the exercise of such option.

Loans and other Amounts Due to Affiliated Companies

In September 2007, amounts due for the acquisition of JZPTD of $13.8 million and $2.6 million was paid to Guotai and Beijing Zhongneng, respectively, companies under the common control of Mr. Zhu Gongshan, our chairman.

Golden Concord Holdings (Cayman) Limited, whose principal shareholder is Mr. Zhu Gongshan, has paid certain administrative expenses on our behalf in the past, including other corporate expenses of $0.5 million, payroll expenses of $0.2 million, travel expenses of $0.2 million and other expenses of $0.1 million. As of December 31, 2007, there was no outstanding reimbursement balance due to Golden Concord Holdings (Cayman) Limited for such expense payments.

We paid management fees of $1.4 million and $0.8 million in the year ended December 31, 2007 and for the six months ended June 30, 2008, respectively, to Golden Concord (Hong Kong) Holdings Limited, whose principal shareholder is Mr. Zhu Gongshan. Such management fees included payroll of $0.7 million, property management fees of $0.3 million and other fees of $0.4 million in the year ended December 31, 2007 and payroll of $0.4 million, property management fees of $0.1 million and other fees of $0.3 million for the six months ended June 30, 2008. The Golden Concord Group provides us with management services and office facilities in Hong Kong. On a monthly basis, the Golden Concord Group charges us a management fee of an agreed allocation percentage to share the expenses incurred by the Golden Concord Group’s offices in Hong Kong. Golden Concord (Hong Kong) Holdings Limited has also paid certain expenses on our behalf in the past that we have subsequently reimbursed, including payroll of $0.1 million. The outstanding balances as of December 31, 2006, December 31, 2007 and June 30, 2008 were $0, approximately $0.2 million and $0.8 million respectively.

We have borrowed funds from Taicang Harbour Golden Concord Electric-Power Generation Co., Ltd., or Taicang Electric, a company of which Mr. Zhu Gongshan is a shareholder, to fund a portion of the construction of the production facilities. These borrowings bear interest at an average rate of 6.49% and mature in November 2008. As of December 31, 2007, the outstanding principal amount payable to Taicang Electric was $13.8 million. We repaid the entire loan amount of $14.3 million in January 2008. During the year ended December 31, 2007 and the six month period ended June 30, 2008, interest paid or payable to Taicang Electric amounted to $0.1 million and $0.1 million, respectively.

In September 2007, JZPTD repaid the amount payable of $12.3 million to Guotai for the purchase of JSJST.

In June 2008, we issued a promissory note to Happy Genius, our controlling shareholder. The note was unsecured, interest-free and repayable at the earlier of the listing date and June 20, 2009. We are required to pay the costs incurred by Happy Genius in connection with the negotiation, preparation and execution of the promissory note. As of June 30, 2008, the outstanding balance was $15.0 million.

In June 2008, we borrowed funds from Zibo Baokai Trading Company Limited, a minority shareholder of our Taixing joint venture. The advance was unsecured, interest-free and repayable on demand. As of June 30, 2008, the outstanding balance was $1.3 million.

In the six months ended June 30, 2007, we paid management fees to Golden Concord (Hong Kong) Limited of $0.4 million. Also in the same period, Golden Concord Holdings (Cayman) Limited, Shanghai Creative and Nanjing Linyang paid various operating expenses on our behalf amounting to $0.4 million, $1.1 million and $1.4 million, respectively.

Shanghai Office Rental

JZPTD rents office space from Shanghai Yueyuan Machinery Company Limited, a company affiliated with Mr. Zhu Gongshan, our chairman, at an annual rental of RMB798,000 ($0.1 million). We believe that the rental is on arm’s-length terms. At December 31, 2007 and June 30, 2008, the outstanding balance owed by JZPTD was $0.1 million and $0, respectively.

Sales to a Minority Shareholder of JZPTD

In the year ended December 31, 2007, sales by JZPTD to Hebei Jinglong, one of its minority shareholders, amounted to $0.6 million. As at December 31, 2007, JZPTD received a sales advance of $0.1 million from Hebei Jinglong. The advance has been included under accrued expenses and other current liabilities. Hebei Jinglong ceased to be a related party on June 10, 2008 upon the completion of the acquisition by entities affiliated with Mr. Zhu Gongshan and Moonchu of the 36% of JZPTD that we currently do not own.

Onshore Loan Guarantees

A portion of JZPTD’s onshore loans are guaranteed by entities that at the time of such loans were shareholders of JZPTD, including certain companies otherwise affiliated with us and prior onshore shareholders. Although we have made no payments in connection with these guarantees and have not agreed to make any payment, we cannot assure you that the guarantors on these onshore loan facilities will not request fees in connection with these guarantees or otherwise demand payment from us in connection with their obligations pursuant to these guarantees.

Acquisition of 36% JZPTD Onshore Equity Interests

In December 2007 Sun Wave and Greatest Joy, entities owned by Mr. Zhu Gongshan and Moonchu, agreed to acquire 20% and 16% of JZPTD, respectively, from the remaining minority shareholders, for an aggregate purchase price of $430.5 million. These purchases were completed in early May and early June 2008. Concurrently with the closing of this offering, we will acquire Sun Wave and Greatest Joy, which hold the remaining 36% of JZPTD. As a result, JZPTD will become our wholly-owned indirect subsidiary.

In May and June 2008, to raise sufficient funds to pay the final amounts in partial satisfaction of the obligation to purchase the 36% of JZPTD that is not owned by us, Happy Genius, our controlling shareholder wholly-owned by Mr. Zhu Gongshan, issued $550 million exchangeable bonds to certain investors. Happy Genius, together with Moonchu, holds such interest through Sun Wave and Greatest Joy.

Immediately upon the completion this offering, we will use $240.6 million of the proceeds from this offering, together with $446.9 million aggregate principal amount of the 2008 Convertible Bonds and 268,537,970 of our ordinary shares, to purchase from Happy Genius and Moonchu the 36% equity interest in JZPTD they hold through Sun Wave and Greatest Joy. Happy Genius in turn will use the cash it will receive from us to redeem 35% of the aggregate outstanding amount of the exchangeable bonds. The purchase price and form of consideration were established through negotiations involving the sellers, our shareholders and holders of the exchangeable bonds issued by Happy Genius and were approved by our shareholders in July 2008. The cash portion of the consideration was determined to allow Happy Genius to have sufficient cash to pay the redemption amount required on a qualified initial public offering to redeem its outstanding exchangeable bonds. The convertible bond portion of the consideration and its related terms were negotiated with the holders of the exchangeable bonds issued by Happy Genius to provide a value to such holders equal to $558.2 million, which is fair value of the 2008 Convertible Bonds. The number of shares issued as part of the purchase price will be reduced in the event that the initial public offering price in this offering is below $             per ADS. The number will be reduced by the percentage the initial public offering price is below such price. The aggregate value of the cash, the 2008 Convertible Bonds and the 268,537,970 ordinary shares valued at the mid-point of the range of the estimated initial public offering price to be paid for the 36% interest in JZPTD will be $            . From the ordinary shares to be issued to Happy Genius, it has agreed to cause 12,634,490 ordinary shares to be transferred to TB Silicon Limited, 1,105,540 ordinary shares to be transferred to TB ZN Silicon Limited and 3,316,620 ordinary shares to be transferred to Balderton Capital III, L.P. from the ordinary shares to the issued in connection with the acquisition of the 36% equity interest in JZPTD at the closing of this offering. The number of shares transferred by Happy Genius to TB Silicon Limited, TB ZN Silicon Limited and Balderton Capital III, L.P. will be reduced proportionately to any reduction in the number issued as part of the purchase price for the JZPTD interest. These shares are consent fees in connection with earlier rounds of financing for Happy Genius.

Happy Genius intends to use the 2008 Convertible Bonds it receives from us to exchange for 65% of the aggregate principal amount of the exchangeable bonds to the extent that certain conditions to exchange are satisfied. For a description of the 2008 Convertible Bonds, see “Description of Share Capital — Ownership of Our Business and Securities Issuances — 2008 Convertible Bonds” and “Description of Share Capital — Registration Rights.” The holders of our 2008 Convertible Bonds will hold an aggregate of             % of our total outstanding ordinary shares on an as-converted basis immediately upon the completion of this offering.

DESCRIPTION OF SHARE CAPITAL

Set forth below is information concerning our share capital and a brief summary of the material provisions of our memorandum and articles of association and of the material applicable laws of the Cayman Islands.

We were incorporated in the Cayman Islands on May 9, 2007 under the Companies Law (2004 Second Revision) Cap. 22 of the Cayman Islands, or Companies Law. As of the date hereof, our authorized share capital is 100,050,000,000 shares divided into 100,000,000,000 ordinary shares and 50,000,000 Series A Convertible preferred shares, or the preferred shares.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

Our ordinary shares are divided into 100,000,000,000 ordinary shares, of which 978,333,000 are issued and outstanding as of June 30, 2008. All ordinary shares have the same voting and other rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. None of our ordinary shares are held by residents of the Cayman Islands.

Preferred Shares

Our preferred shares are divided into 50,000,000 preferred shares, of which 16,667,000 are issued and outstanding as of June 30, 2008. All outstanding preferred shares will convert automatically into ordinary shares immediately on the closing of this offering or on the election of all holders of the preferred shares.

Meetings

An annual general meeting and any extraordinary general meeting shall be called by not less than five days notice in writing. Notice of every general meeting shall be given to all our members other than such as, under the provisions of the articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it shall be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all our members entitled to attend and vote at the meeting; or (ii) in the case of any other meeting, by a majority of the members having a right to attend and vote at the meeting, being a majority together holding not less than 75% in nominal value of the ordinary shares giving that right.

No business shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy representing (i) each holder of preferred shares, and (ii) in excess of 50% of the total issued voting shares in our company shall be a quorum.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

At any general meeting every holder of ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every holder of ordinary shares present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each ordinary share of which such shareholder is the holder.

No shareholder shall be entitled to vote in respect of any share unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of minorities and shareholders’ suits

It can be expected that the Cayman Islands courts will ordinarily follow English case law precedents (particularly the rule in the case of Foss v. Harbottle and the exceptions thereto) which permit a minority member to commence a representative action against or derivative actions in the name of a company to challenge:

(i)	an act which is ultra vires of the company or illegal;

(ii)	an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and

(iii)	an irregularity in the passing of a resolution the passage of which requires a qualified (or special) majority which has not been obtained.

Where a company (not being a bank) is one which has a share capital divided into shares, the court may, on the application of members thereof holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and, at the direction of the court, to report thereon.

Moreover, any member of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law.

Procedures on liquidation

A resolution that our company be wound up by the court or be wound up voluntarily is a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if we are wound up and the assets available for distribution amongst our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess will be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them; and

(ii)	if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, on the shares held by them.

In the event that we are wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Companies Law divide among the members in specie or kind the whole or any part of our assets whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Issue of Redeemable Shares

Subject to the Companies Law and our memorandum and articles of association, the directors shall not issue redeemable shares without the sanction of an ordinary resolution.

Variation of Rights of Shares

Any amendment to or changes in the rights, privileges, preferences or powers of , or restrictions provide for the benefit of holders of the preferred shares shall require, inter alia, prior written approval of all holders of preferred shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Ownership of Our Business and Securities Issuances

In March 2006, our operating subsidiary in China, JZPTD, was formed as a limited liability company in China by Guotai, Suyuan, Xuzhou Suyuan, Nanjing Linyang and Hebei Jinglong. At JZPTD’s inception, Guotai, Suyuan, Beijing Zhongneng, Xuzhou Suyuan, Nanjing Linyang and Hebei Jinglong originally held 55%, 15%, 10%, 10%, 5% and 5%, respectively, of JZPTD. Guotai and Beijing Zhongneng were originally owned by Mr. Zhu Gongshan, who later became our controlling shareholder, chairman and chief executive officer.

In November 2006, GCL HK was formed as a limited liability company in Hong Kong. Mr. Zhang Songyi owned a controlling interest in GCL HK through Happy Genius. GCL HK agreed to purchase 64% of JZPTD from Guotai and Beijing Zhongneng on November 29, 2006 and completed the purchase on December 13, 2006. In May 2007, our company was formed in the Cayman Islands and held by Mr. Zhang Songyi through Happy Genius.

From December 2006 to April 2007, Mr. Zhang Songyi sold shares of Happy Genius to various individuals and institutional investors aggregating approximately 10% of the outstanding equity interests in Happy Genius, a substantial majority of the proceeds of which were downstreamed through Happy Genius and GCL HK to JZPTD to finance our Xuzhou Phase I production facility and provide working capital. On August 10, 2007, Mr. Zhang Songyi agreed to sell the remaining shares of Happy Genius held by him, after completion of the reorganization discussed below, to Boulina, a company owned by Mr. Zhu Gongshan. On August 21, 2007, as part of the reorganization, the shareholders of Happy Genius exchanged approximately 25% of the ownership interest of Happy Genius for approximately 25% of our Company. Also, Happy Genius exchanged all the ownership interest in GCL HK for approximately 75% of our shares. In September 2007, the previously agreed transfer of ownership of Happy Genius was completed from Mr. Zhang Songyi to Boulina. As a result of these transactions, Mr. Zhu Gongshan became the indirect holder of all the outstanding shares of Happy Genius, which owned approximately 75% of our ordinary shares, Mr. Zhang Songyi became the indirect owner of approximately 15% of our ordinary shares and other shareholders became the owners of approximately 10% of our shares. We owned 64% of the equity in JZPTD indirectly through GCL HK.

Pursuant to agreements entered into in December 2007, Sun Wave and Greatest Joy acquired 20% and 16% of JZPTD, respectively, from our remaining PRC shareholders for $430.5 million in early May and early June 2008. As consideration for our acquisition of Sun Wave and Greatest Joy, we intend to: (1) pay $240.6 million to entities affiliated with Mr. Zhu Gongshan, in cash using a portion of the proceeds from the offering which will be used to partially redeem the exchangeable bonds issued by Happy Genius; (2) issue the 2008 Convertible Bonds to entities affiliated with Mr. Zhu Gongshan in the aggregate principal amount of $446.9 million; and (3) issue 268,537,970 of our shares to entities affiliated with Mr. Zhu Gongshan and Moonchu. See “Related Party Transactions—Acquisition of 36% JZPTD Onshore Equity Interests”.

The following is a summary of our securities issuances since our inception.

Ordinary Shares

•	On May 9, 2007, we issued one ordinary share to Happy Genius in connection with our incorporation at par. On June 13, 2007, we completed a 100 to one share split.

•	On August 21, 2007, we issued 769,309 ordinary shares, 225,591 ordinary shares and 5,000 ordinary shares to Happy Genius, Mandra Materials and Positive Rise, respectively, at par.

•	On February 21, 2008, we completed a 100 to one share split.

•	On February 25, 2008, we repurchased and cancelled 5,000,000 ordinary shares.

•	On July 18, 2008, we completed a 10 to one share split.

Series A Convertible Redeemable Preferred Shares

•

On August 29, 2007, we redesignated 16,667 ordinary shares held by Happy Genius into the same number of Series A Convertible Redeemable Preferred Shares, which Happy Genius immediately transferred to certain institutional investors.

•	On February 21, 2008, we completed a 100 to one share split of the Series A Convertible Preferred Shares.

•	On July 18, 2008 we completed a 10 to one share split of the Series A Convertible Preferred Shares.

Tranche A Floating Rate Secured Redeemable Bonds due 2009 and Tranche B Floating Rate Secured Convertible Bonds due 2009

•

On September 10, 2007, we issued floating rate redeemable bonds and floating rate convertible bonds, or together, the floating rate bonds, in the aggregate principal amount of $60.0 million at an issue price equal to their principal amount. The Tranche A Floating Rate Secured Redeemable Bonds in the principal amount of $20.0 million are required to be redeemed at their principal amount upon the completion of this offering. The Tranche B Floating Rate Secured Convertible Bonds with the principal amount of $40.0 million are required to be converted into ordinary shares equal to 2.732% of our ordinary shares prior to the offering upon the completion of this offering. If our market capitalization at conversion is less than $2.56 billion based on 64% ownership of JZPTD, we must pay the holders of the convertible portion of our floating rate bonds 2.732% of the difference between $2.56 billion and our market capitalization prior to the conversion and the offering. The net proceeds from these bonds were used to (1) deposit $4.2 million into an interest reserve account, (2) pay the $17.0 million balance of the purchase price owed to the acquisition of 64% of our equity interests in JZPTD and (3) make an equity contribution of $28.0 million to the increased registered capital of JZPTD.

Employee Share Options

We adopted the 2007 Plan in August 2007. As of June 30, 2008, we had granted options to purchase all 50,000,000 ordinary shares subject to the 2007 Plan to directors, employees and consultants. See “Management—2007 Share Incentive Plan.”

We adopted the 2008 Restricted Share Plan in July 2008. Pursuant to such plan we can issue up to 15,000,000 restricted shares to directors, employees, consultants and anyone deemed eligible by the senior management under guideline set forth by the compensation committee. We have agreed to issue 1,600,000 restricted shares to Mr. Jason Li immediately after the completion of this offering.

2008 Convertible Bonds

In connection with our acquisition of Sun Wave and Greatest Joy, we will issue the $446.9 million principal amount of 2008 Convertible Bonds to Happy Genius. Such 2008 Convertible Bonds will be used together with cash received in such acquisition by Happy Genius to partially redeem the $550 million principal amount of exchangeable bonds issued by Happy Genius and will therefore be held as of the closing of this offering by current holders of such exchangeable bonds. The 2008 Convertible Bonds will be convertible into our ADSs representing ordinary shares at a conversion price equivalent to the initial public offering price per ADS in this offering. The 2008 Convertible Bonds will become convertible by the bondholders at six months, nine months and 12 months subsequent to the closing of this offering with respect to 50%, 25% and 25% of the original principal amount of such convertible bonds, respectively. The 2008 Convertible Bonds will pay interest semi-annually in arrears at 3% per annum. If not converted, they will mature 18 months after the closing of this offering. Any dividends or other capital distributions to holders of ordinary shares and ADSs are payable to the holders of the 2008 Convertible Bonds on an as converted basis. The 2008 Convertible Bonds will benefit from standard covenants as well as a negative pledge covenant applicable to us and our offshore subsidiaries and a covenant that our consolidated net debt will not exceed 4.0 times our consolidated earnings before interest, tax, depreciation and amortization for the first three consecutive quarters following this offering and 3.75 times our consolidated earnings before interest, tax, depreciation and amortization for the second three consecutive quarters following this offering. We will agree to repurchase the 2008 Convertible Bonds at the option of the holders at a premium on certain fundamental events, including change of control. The holders of the 2008 Convertible Bonds and ordinary shares or ADSs issued on conversion will have rights to cause the registration of sales of the ordinary shares or ADSs issued on conversion of the 2008 Convertible Bonds. The holders of our 2008 Convertible Bonds will hold an aggregate of         % of our total outstanding ordinary shares on an as-converted basis immediately upon the completion of this offering. See “Description of Share Capital—Registration Rights” and “Related Party Transactions—Acquisition of 36% JZPTD Onshore Equity Interests.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to the United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to the companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies. Reconstructions and amalgamations are governed by specific statutory provisions under the Cayman Companies Law whereby such arrangements may be approved by a majority in number representing 75% in value of members or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. While a dissenting member would have the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, nonetheless the courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management. If the transaction were approved and consummated the dissenting member would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

If the arrangement and reconstruction or takeover offer is thus approved or accepted, the dissenting shareholders are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, charges and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Subject to the Companies law, our company can adopt a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals. Our amended memorandum and articles of incorporation provide for, among others, a staggered board, blank check preferred stock and provisions that restrict the rights of shareholders to call shareholders’ meetings and eliminate their right to act by written consent.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association, which ours do.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than 75% of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings unless otherwise determined by the shareholders by way of an ordinary resolution.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the Companies Law which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of a Company, our amended and restated articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed, by way of ordinary resolution of the shareholders and by the affirmative vote of the group of shareholders entitled to designate such director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

A Cayman company may enter into some business transactions with significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from the board of directors but without prior approval from the shareholders.

Sale of Assets

Contrary to the general practice in most corporations incorporated in the United States, the Companies Law does not require that shareholders approve sales of all or substantially all of a company’s assets. However pursuant to our memorandum and articles of association, inter alia, prior consent from holders of preferred shares is required for any sale of whole or substantial part of the business of the Company.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is approved by the board of directors, it must be approved by a simple majority of the corporation’s outstanding shares; or if so provided in its certificate of incorporation, a supermajority of shareholders. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by, inter alia, prior written approval of the holders of the preferred shares.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated articles of association provides that, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our amended and restated memorandum and articles of association may only be amended with, inter alia, a special resolution of the Company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

Pursuant to an investors’ rights agreement dated August 29, 2007 which was amended on September 7, 2007, or the August 2007 agreement, a registration rights agreement dated September 10, 2007, or the September 2007 agreement, and a registration rights agreement dated June 5, 2008, or the June 2008 agreement, we have granted certain registration rights with respect to our shares to holders of registrable securities including holders of our convertible redeemable preferred shares, holders of 202,758,000 of our ordinary shares and holders of convertible debt. Pursuant to a registration rights agreement to be entered into at the closing of this offering, or the August 2008 agreement, we will grant holders of the 2008 Convertible Bonds registration rights with respect to shares to be issued on conversion. Set forth below is a description of the registration rights granted under these agreements.

Demand Registration Rights

At any time after six months following the closing of our initial public offering, holders of at least 25% of registrable securities (in the case of the August 2007 agreement and the September 2007 agreement) have the right to demand that we file a registration statement covering the offer and sale of their securities. However, we are not obligated to effect more than two such demand registrations. We have the ability to defer the filing of a registration statement not more than once in any 12 month period for up to 120 days if we furnish to holders of the registrable securities a certificate signed by our president or chief executive officer (in the case of the August 2007 agreement) or a director of the company (in the case of the September 2007 agreement) stating that the board of directors has determined that it would be seriously detrimental to us or our shareholders for a registration statement to be filed at such time.

Piggyback Registration Rights

If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of registrable securities the opportunity to include their shares in the registration statement. Such requests for registrations are not counted as demand registrations.

Form F-3 Registration Rights

Upon our company becoming eligible for Form F-3 (and, in the case of the August 2007 agreement, upon the request of holders of at least 25% of registrable securities), holders of the registrable securities have the right to request that we file a registration statement on Form F-3 so long as the aggregate amount of securities to be sold under the registration statement is no less than $4 million (in the case of the August 2007 agreement) or $1 million (in the case of the September 2007 agreement). Such requests for registration are not counted as demand registrations.

Shelf Registration

The August 2008 agreement requires that we: (1) file within 60 days of this offering and (2) maintain the effectiveness beginning six months after the closing of this offering, a shelf registration statement that will allow public resales of shares in the form of ADSs issued on conversion of the 2008 Convertible Bonds. If we are unable to achieve effectiveness by the date six months after the closing of this offering or are unable to maintain effectiveness, we will be required to pay monetary penalties to the holders of the 2008 Convertible Bonds or registrable securities. Pursuant to our lock-up agreement, we will need consent from the representatives of the underwriters to file a registration statement prior to 180 days following the date of this prospectus.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; however, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their shares.

Expiration of Registration Rights

All registration rights pursuant to the August 2007 agreement and the September 2007 agreement expire three years after the closing of this offering. The registration rights pursuant to the August 2008 agreement expire when shares in the form of ADSs issued on conversion can be freely sold without a registration statement, which we expect will be no later than one year after the closing of this offering.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares or any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles of Association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than fifty percent in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

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cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the Companies Law.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, share premium account or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to the restrictions of the articles of association as may be applicable, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the form prescribed by our memorandum and articles of association.

Our directors may decline to register any transfer of any share unless the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

Share Repurchase

We are empowered by the Companies Law and the articles of association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange.

Dividends

Subject to the Companies Law and our memorandum and articles of association, in a general meeting of the shareholders of our Company we may declare dividends but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Our directors may also pay any dividend which is payable on any shares half-yearly or on any other dates, whenever our profits, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or distributions payable to any shareholder all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

Subject to our memorandum and articles of association, with the sanction of an ordinary resolution (or, with regarding to a dividend payable in respect of a class of shares, an ordinary resolution passed at a class meeting) the directors may determine that (i) the persons entitled to participate in the dividend shall have a right of election to accept shares of our company credited as fully paid up in satisfaction of all or (if the directors so specify or permit) part of their dividend entitlement or (ii) a dividend shall be satisfied in whole or specified part by an issue of shares of our company credited as fully paid up, subject to a right of election on the part of persons entitled to participate in the dividend to receive their dividend entitlement wholly or (if the directors so permit) partly in cash. In either event, the directors may determine all questions concerning the right of election, notification thereof to shareholders, the basis and terms of issue of shares of our company and otherwise.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by cheque or draft sent by mail addressed to the holder at his address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Subject to our memorandum and articles of association, with the sanction of an ordinary resolution, the directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Board of Directors

We are managed by a board of directors which may consist of up to seven members. Our board of directors currently consists of three members and another three members have agreed to join the board of directors upon the closing of this offering. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors in accordance with our memorandum and articles of association.

A meeting of the board of directors shall be competent to make lawful and binding decisions if any two members of the board of directors (or either 3 or 4 directors in accordance with our memorandum and articles of association) are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the resolution shall fail. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four shares (or a right to receive four shares) deposited with the principal the China office of Hong Kong and Shanghai Banking Corp., as custodian for the depositary. Each ADS will also represent other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS registered holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of the Cayman Islands govern shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS registered holder rights. A deposit agreement among us, the depositary and you, as an ADS registered holder, and all other persons indirectly holding ADSs sets out ADS registered holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS registered holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS registered holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS registered holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation — Material United States Tax Considerations — Information Reporting and Back Up Withholding”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS registered holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS registered holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to ADS registered holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS registered holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS registered holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS registered holder or a person the ADS registered holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS registered holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS registered holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS registered holders. The depositary will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to your shares, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS registered holders any proceeds, or send to ADS registered holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•        Change the nominal or par value of our shares

•        Reclassify, split up or consolidate any of the deposited securities

•        Distribute securities on the shares that are not distributed to you

•        Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS registered holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS registered holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notices of termination to the ADS registered holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS registered holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS registered holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we or the depositary believe in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS registered holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding ADSs representing approximately     % of our ordinary shares issued and outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market will not develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Each of the selling shareholders, our directors, executive officers and     % of our other holders and beneficial owners of our ordinary shares (other than the holders of the exchangeable bonds issued by Happy Genius who will receive our 2008 Convertible Bonds concurrently with the closing of this offering, who will be restricted as set forth in the following paragraph) has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date this prospectus becomes effective. In this prospectus, we refer to these lock-up agreements as the “180-day lock-up agreements.” After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers and our existing holders and beneficial owners of our ordinary shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, holders and owners of economic and beneficial interests of the 2008 Convertible Bonds, in exchange for exchangeable bonds of Happy Genius concurrently with the closing of this offering, are expected to agree with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the 2008 Convertible Bonds or enter into certain hedging transactions with respect to the 2008 Convertible Bonds for a period of 130 days following the date of this prospectus. The hedging transactions that are restricted include any swap or other arrangement that would have the same consequences as a sale or contract to sell the 2008 Convertible Bonds and any arrangement that involves the sale or short sale of the ADSs or the ordinary shares for the purpose of hedging the ownership of the 2008 Convertible Bonds. Pursuant to this agreement, the holders are allowed to conduct hedging activities in specified limited amounts in the event that the ADSs are traded above 130% of the initial public offering price for specified periods. Holders are also generally allowed to conduct hedging transactions in greater amounts commencing after the first 30 days after the offering.

Each of the 180-day and 130-day periods are subject to adjustment under certain circumstances. Except as described below, the 180-day restricted period will be extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The 130-day restricted period, and the 180-day restricted period with respect to Deutsche Bank AG and D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. under their respective 180-day lock-up agreements, will be extended if (1) during the last 17 days of the 130-day or 180-day restricted period, as the case may be, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 130-day or 180-day restricted period, as the case may be, we announce that we will release earnings results during the 16-day period beginning on the last day of the 130-day or 180-day restricted period, as the case may be, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Bank of New York Mellon has agreed that it will assist us in ensuring that deposits are not made for 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, a person who has beneficially owned the ordinary shares, whether in the form of restricted ADSs or otherwise, for a minimum of six months and who is not, and for three months prior to the sale of those ADSs has not been, one of our affiliates is free to sell those ADSs immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144, provided that current public information about us is available.

On the other hand, an affiliate of us who has beneficially owned restricted ADSs for at least six months would be entitled to sell, within any three-month period, a number of ADSs or ordinary shares that does not exceed the greater of:

•	one percent of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding a sale by such person.

Sales made by affiliate of us under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, or consultants who purchase ADSs from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these ADSs 180 days after the effective date of this offering in reliance on Rule 144. Rule 701 provides that affiliates may sell their Rule 701 ADSs under Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144, and that non-affiliates may sell those ADSs in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice filing requirements under Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel, and to the extent that the discussion relates to matters of PRC tax law, it represents, the opinion of Grandall Legal Group, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable, from time to time, on certain instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

People’s Republic of China Taxation

In 2007, the PRC government promulgated the new EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the new EIT Law and its implementation rules, all domestic and foreign invested companies that are considered PRC resident enterprises are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC resident enterprises to their foreign shareholders are subject to a withholding tax at a rate of 10%. Under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. It is unclear whether we and our Hong Kong subsidiary would be considered PRC resident enterprises under the new EIT Law. If we and our Hong Kong subsidiary are not considered PRC resident enterprises under the new EIT Law, then because JZPTD is owned directly by our Hong Kong subsidiary and Hong Kong has an arrangement with the PRC under which the tax rate for income from dividends paid by a PRC resident enterprise is 5%, dividends paid by JZPTD to our Hong Kong subsidiary will be subject to a 5% withholding tax. If, however, we and our Hong Kong subsidiary were considered PRC resident enterprises, we and our Hong Kong subsidiary would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. Dividend income received from JZPTD, however, would be exempt from PRC tax since such income is exempted under the new EIT Law as dividend income paid to a PRC resident recipient. Dividends distributed to our foreign investors by us, as a PRC resident enterprise, would be subject to the 10% PRC withholding tax. There will be no capital gains tax payable in the PRC in connection with sales of the ordinary shares or ADSs by persons who are not PRC residents.

Material United States Federal Tax Considerations

This section describes the material United States federal tax consequences of the acquisition, ownership and disposition of our shares or ADSs. It applies to U.S. holders (as defined below) that hold the shares or ADSs as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a broker dealer;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	a person that holds shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction;

•	a person holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) you have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a United States person for United States federal income tax purposes.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the shares or ADSs in your particular circumstances, as well as regarding the state and local and foreign tax consequences to you of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchange of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. holder generally will be required to treat distributions received with respect to the shares or ADSs as dividend income to the extent of our earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the shares or ADSs and, thereafter, as capital gain. We do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends will not be eligible for the dividends received deduction allowable to corporations. Dividends will constitute income from sources outside the United States for foreign tax credit limitation purposes.

Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. Our ADSs are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. holder with respect to ordinary shares on which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2010.

Dividends will constitute income from sources outside the United States for foreign tax credit limitation purposes. If the dividends qualify for the reduced rate of taxation (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see “—Peoples Republic of China Taxation”), you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. holders should consult their own tax advisors regarding the creditability of any PRC tax.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of the shares or ADSs will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	if you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize, under certain circumstances, may also be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for the tax year ending December 31, 2008 or for the foreseeable future, but this conclusion is a factual determination that is made annually and thus may be subject to change. Our expectation for our current taxable year ending December 31, 2008 is based in part on our estimates of the value of our assets, as determined by our current plans, expectations and projections regarding the value and nature of our assets and the sources and nature of our income, and the expected price of the ADSs and our ordinary shares following this offering. Our actual PFIC status for the taxable year ending December 31, 2008 will not be determinable until the close of the taxable year ending December 31, 2008 and, accordingly, there is no guarantee that we will not be a PFIC for 2008 or any future taxable year. However, the determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under the rules that apply in determining whether a foreign corporation is a PFIC. It is unclear how some of these rules apply to us, particularly in light of our having been in a development-stage. Further, this determination must be tested annually and a change in our circumstances or our business plan may result in our engaging in activities that could cause us to become a PFIC. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, and rents (not including certain rents and royalties derived in the active conduct of a trade or business annuities), and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs will be treated as excess distributions.

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC. Furthermore, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively if you own shares or ADSs in a PFIC that are treated as “marketable stock” (as defined below), you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your shares or ADSs will be taxed as ordinary income.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, if you are a U.S. holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders of shares in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Information reporting to the United States Internal Revenue Service generally will be required with respect to payments on the ADSs or ordinary shares and proceeds of the sale of the ADSs or ordinary shares paid to holders that are United States taxpayers, other than corporations and other exempt recipients. A 28% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to United States taxation may be required to comply with applicable certification procedures to establish that they are not United States taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s United States federal income tax liability, if any, provided the required information is furnished to the United States Internal Revenue Service.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ADSS OR ORDINARY SHARES.

Material Estate and Gift Tax Considerations

ADSs or ordinary shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the ADSs or ordinary shares by gift for United States federal gift tax purposes.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
Cowen and Company, LLC
Piper Jaffray & Co.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. Any underwriter may allow, and such dealer may reallow, a concession not in excess of $             per ADS to other underwriters or to certain dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be $             million, the total underwriting discounts and commissions would be $             million, the net proceeds to us would be $             (after deducting the estimated offering expenses payable by us), and the net proceeds to the selling shareholders would be $             million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions to be paid by us and the selling shareholders, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS	Without Exercise of Option to Purchase Additional ADSs	With Full Exercise of Option to Purchase Additional ADSs
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us
Proceeds, before expenses, to selling shareholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million.

The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GCL.”

The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules of The Financial Industry Regulatory Authority because an affiliate of Morgan Stanley & Co. International plc, one of the underwriters, owns 10% or more of our ordinary shares. Rule 2720(c) requires, among other things, that the price at which an equity issue is to be distributed to the public be established at a price no higher than that recommended by a “qualified independent underwriter,” as defined by the Financial Industry Regulatory Authority Conduct Rules. Accordingly, HSBC Securities (USA) Inc. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. HSBC Securities (USA) Inc. is not entitled to any compensation in its capacity as the qualified independent underwriter.

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for such ADSs or ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or enter into any such transaction, swap, hedge or other arrangement.

The restrictions described in the preceding paragraph do not apply to:

(a)	the sale of ordinary shares or ADSs to the underwriters;

(b)	the issuance of ordinary shares or ADSs upon the exercise of warrant or the conversion of a security outstanding on the date of this prospectus to which the underwriters have given prior written consent;

(c)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares, provided that such plan does not provide for the transfer of Ordinary Shares during the 180 day restricted period; or

(d)	the issuance of ordinary shares in connection with the acquisition of, or a joint venture with, another company if the aggregate number of ordinary shares issued in such transactions, taken together, does not exceed 2% of the aggregate number of ordinary shares represented by ADSs in the offering, provided that in the case of any issuance pursuant to clause (d), (i) each distributee or grantee shall enter into a written agreement substantially in the form of Exhibit I hereto and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Ordinary Shares; provided that in the case of any issuance pursuant to clause (d), (i) each distributee or grantee will enter into a lock-up agreement with the same restrictions and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Ordinary Shares, will be required or will be voluntarily made during the lock-up period.

We are obligated to file a registration statement for resales of ADSs issued on conversion of our 2008 Convertible Bonds within 60 days of the closing of this offering. The registration statement will allow such sales only after six months from the closing of this offering. We intend to ask the representatives of the underwriters for their agreement to file such registration statement as an exception to the lock-up.

Each of the selling shareholders, our directors, executive officers and     % of our other existing holders or beneficial owners of our ordinary shares, not including holders of the exchangeable bonds issued by Happy Genius, who have entered into separate lock-up agreements discussed below, have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for such ADSs or ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or enter into any such transaction, swap, hedge or other arrangement.

The restrictions described in the preceding paragraphs do not apply to:

(a)	transactions relating to the ADSs, ordinary shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of ADSs, ordinary shares or other securities acquired in such transactions;

(b)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the 180-day restricted period;

(c)	transfers of ADSs or ordinary shares as a bona fide gift; or

(d)	distributions of ADSs or ordinary shares to any partners, members or affiliates,

provided that in the case of any transfer or distribution pursuant to (c), (d) or (e) above, (i) each donee or distribute will sign and deliver a lock up agreement with the same restrictions and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, will be required or will be voluntarily made during the lock-up period.

In addition, each of the selling shareholders, our directors, executive officers and all of our other existing shareholders or beneficial owners of our ordinary shares have entered into a 180-day lock-up agreement, under which they have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares.

In addition, we have agreed not to facilitate any conversion or exchange of ordinary shares into ADSs for 180 days after the date of this prospectus without prior written consent of the representatives. The Bank of New York Mellon has agreed that it will assist us in ensuring that deposits are not made for 180 days after the date of this prospectus.

Holders and owners of economic or beneficial interests of exchangeable bonds issued by Happy Genius that will receive our 2008 Convertible Bonds concurrently with the closing of this offering have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 130 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, the 2008 Convertible Bonds;

•

enter into a swap or other arrangement that would have the same consequences as the point above or the effect of transferring another party any of the economic consequences of ownership of ADSs or ordinary shares, for the purpose of hedging economic or beneficial ownership in, or holdings of, the 2008 Convertible Bonds;

•

enter into any arrangement that involves any sale or short sale of the ADSs or the ordinary shares for the purpose of hedging the beneficial ownership in, or holdings of, the 2008 Convertible Bonds (the second and third points above are collectively referred to as hedging transactions) whether any such transaction described in the first, second or third points is to be settled by delivery of the 2008 Convertible Bonds, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or enter into any such transaction, swap, hedge or other arrangement,

The restrictions described in the preceding paragraph do not apply to:

(a)	transactions relating to the ADSs purchased in open market transactions not through any hedging transaction after the completion of the IPO;

(b)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs, ordinary shares or the economic consequences of ownership of the ADSs or ordinary shares during the 130-day period;

(c)	transfers of ADSs or ordinary shares as a bona fide gift;

(d)	transfers or distributions of ADSs or ordinary shares to any partners, members or affiliates;

(e)	hedging transactions that are conducted to strictly comply with the following requirements:

(1)	if the (A) the underwriters shall have exercised their over-allotment option in relation to this offering, and (B) the weighted average price of the ADSs on each of seven or more trading days in a period of ten consecutive trading days during the first month of trading of ADSs on the New York Stock Exchange shall have exceeded 130% of the initial public offering price ((A) and (B) together are referred to as a triggering event);

(i)	hedging transactions may be conducted during such first month involving not exceeding 11.25% of the ordinary shares into which the 2008 Convertible Bonds are convertible provided that at the time of a hedging transaction the trading price of the ADSs is at least 130% of the initial public offering price;

(ii)

during the period from the 31st day after the first trading date and the 63rd day after the first trading date, hedging transactions may be undertaken involving not exceeding 18.75% of the ordinary shares into which the 2008 Convertible Bonds are convertible plus any unused portion of the 11.25% provided above;

(iii)

during the period from the 64th day after the first trading date and the 96th day after the first trading date, hedging transactions may be undertaken involving not exceeding 22.5% of the ordinary shares into which the 2008 Convertible Bonds are convertible plus any unused portion of the 18.75% and 11.25% provided above; and

(iv)	after the 96th day after the first trading date there are no restrictions on hedging transactions;

(2)	if no triggering event occurs during the first trading month;

(i)

during the period from the 31st day after the first trading date and the 63rd day after the first trading date, hedging transactions may be undertaken involving not exceeding 25% of the ordinary shares into which the 2008 Convertible Bonds are convertible;

(ii)

during the period from the 64th day after the first trading date and the 96th day after the first trading date, hedging transactions may be undertaken involving not exceeding 25% of the ordinary shares into which the 2008 Convertible Bonds are convertible plus any unused portion of the 25% provided above; and

(iii)	after the 96th day after the first trading date there are no restrictions on hedging transactions,

(f)	offers, pledges, sales, contracts to sell, sales of any options or contracts to purchase, purchases of any options or contracts to sell, grants of any options, rights or warrants to purchase, lending, or otherwise transfers or disposes of the 2008 Convertible Bonds; or

(g)	sales or purchases of the ADSs in the ordinary course of business at the instruction of its clients in compliance with relevant laws and regulations.

Notwithstanding the above, in the case of any transfer or distribution pursuant to clause (c), (d) or (f), each donee, distributee or transferee (i) shall not have engaged in or entered into any hedging transaction at or prior to the effectiveness time of such transfer or distribution, and (ii) shall sign and deliver to the representatives of the underwriters a lock up agreement with substantially the same terms described above.

Notwithstanding any to the contrary above, each holder of exchangeable bonds issued by Happy Genius is permitted to enter into credit default swaps, interest rate swaps, or other similar arrangements with respect to the 2008 Convertible Bonds that do not directly or indirectly involve the hedging of any of the exchangeable bondholders’ economic or beneficial ownership in the equity component of the 2008 Convertible Bonds so long as such holder receives, orally or otherwise, confirmation from the counterparty of such arrangement prior to entering into such arrangement that the counterparty shall not sell or short sell any of the ADSs and/or the ordinary shares or enter into a transaction that will result in another party selling or short selling the ADSs or ordinary shares to manage its exposure or otherwise. In the event that such counterparty does not provide such confirmation, such bondholder agrees not to enter into such arrangement.

Except as described below, the 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period.

In each of the cases described immediately above, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The 130-day restricted period described in the preceding paragraphs, and the 180-day restricted period with respect to Deutsche Bank AG and D. E. Shaw Composite Investments Asia 5 (Cayman) Ltd. under their respective 180-day lock-up agreements, will be extended if:

•	during the last 17 days of the 130-day or 180-day restricted period, as the case may be, we issue an earnings release or announce material news or a material event relating to our company; or

•

prior to the expiration of the 130-day or 180-day restricted period, as the case may be, we announce that we will release earnings results during the 16-day period beginning on the last day of the 130-day or 180-day restricted period, as the case may be.

In each of the cases described immediately above, the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. We also agreed to provide these parties and the representatives with prior notice of any such announcement that gives rise to such extension of the restricted period.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in the ADSs for their own account. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open-market price of ADSs compared to the price available under their over-allotment option. The underwriters may also sell ADSs in excess of their over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADS in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the ADS above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling shareholder’s website and any information contained in any other website maintained by any underwriter or selling shareholder is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling shareholder in its capacity as underwriter or selling shareholder and should not be relied upon by investors.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker- dealers registered with the SEC. We and the selling shareholders have been advised by the underwriters that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010-3629, United States. The address of HSBC Securities (USA) Inc. is 452 Fifth Avenue, New York, NY 10018, United States. The address of Cowen and Company, LLC is 1221 Avenue of the Americas, New York, NY 10020, United States. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, United States.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. An affiliate of Credit Suisse Securities (USA) LLC, or the CS affiliate, purchased US$50 million aggregate principal amount of the exchangeable bonds issued by Happy Genius in connection with the purchase of 36% of equity interest in JZPTD interest through Sun Wave, a portion of which is subject to hedging arrangements. Happy Genius intends to use the 2008 Convertible Bonds it will receive from us in conjunction with the completion of the offering to exchange for 65% of the aggregate outstanding amount of the exchangeable bonds to the extent that certain conditions to exchange are satisfied. For a description of the 2008 Convertible Bonds, see “Description of Share Capital — Ownership of Our Business and Securities Issuances — 2008 Convertible Bonds.” As a result of this and part of the use of proceeds from this offering being used to pay Happy Genius for 36% of JZPTD, the CS affiliate will receive indirectly a portion of the proceeds of this offering through the redemption of 35% of the exchangeable bonds by Happy Genius and will be a holder of our 2008 Convertible Bonds. After the CS affiliate exchanges the remaining exchangeable bonds it holds, after the redemption of 35% of such exchangeable bonds, for the 2008 Convertible Bonds, and subsequently elects to convert all of the 2008 Convertible Bonds it holds to our ordinary shares, it will become an owner of our ordinary shares.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the

Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative of the underwriters; or (d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any ADS in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the ADSs, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	by operation of law.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Republic of China

The ADSs may not be offered or sold, directly or indirectly, in the Republic of China.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Pricing of the Offering

Prior to this offering, there was no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of              ADSs, to certain of our directors, officers, employees or their friends and families, business associates and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these persons purchase such reserved ADSs. Any reserved ADSs that are not purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

LEGAL MATTERS

The validity under New York law of the ADSs offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters relating to this offering as to United States federal and New York law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the issuance of the ordinary shares under Cayman Islands law will be passed upon for us by Appleby. Certain legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by Jun He Law Offices.

EXPERTS

The consolidated financial statements of Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (Predecessor) for the period from March 7, 2006 to December 13, 2006, and the consolidated financial statements of GCL Silicon Technology Holdings Inc. (Successor) as of December 31, 2006 and December 31, 2007, and for the period from November 13, 2006 to December 31, 2006 and the year ended December 31, 2007 and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited consolidated financial statements beginning on page F-1, to the extent they relate to the determination of the fair values of our ordinary shares, preferred shares, warrants and stock options, have been reviewed and confirmed by Jones Lang Lasalle Sallmans Limited, an independent third-party valuation firm, as expert on such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Jones Lang LaSalle Sallmans Limited are located at 22/F, Siu On Centre, 188 Lockhart Road, Wan Chai, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (No. 333-152425) under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of these registration statements from this prospectus in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Upon completion of this offering, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to a foreign private issuer. In accordance with these requirements, we will file annual reports on Form 20-F within six months of our fiscal year end and we will submit other reports and information under cover of Form 6-K with the SEC. These reports and other information can be inspected and copied at the public reference room at the SEC. The public reference facilities maintained by the SEC are located at 100 F. Street, N.E., Washington, D.C. 20549. You can also obtain copies, upon payment of a prescribed fee, of such material from the public reference room and the regional offices, or by calling or writing to the SEC. You can call the SEC at 1-800-SEC-0330 for additional information, or visit their website at http://www.sec.gov. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders and requiring reporting of insider purchases and sales, as well as Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

We intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable laws. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we will make available semi-annual reports containing unaudited summary consolidated financial information.

GCL SILICON TECHNOLOGY HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and December 31, 2007 (Successor)	F-3

Consolidated Statements of Operations for the Period from March 7, 2006 to December  13, 2006 (Predecessor), November 13, 2006 to December 31, 2006 (Successor) and for the year ended December 31, 2007 (Successor)

F-4

Consolidated Statements of Changes in Shareholders’ Equity for the Period from March  7, 2006 to December 13, 2006 (Predecessor), November 13, 2006 to December 31, 2006 (Successor) and for the year ended December 31, 2007 (Successor)

F-5

Consolidated Statements of Cash Flows for the Period from March 7, 2006 to December  13, 2006 (Predecessor), November 13, 2006 to December 31, 2006 (Successor) and for the year ended December 31, 2007 (Successor)

F-6

Notes to Consolidated Financial Statements	F-7

Schedule 1-GCL Silicon Technology Holdings Inc. Condensed Financial Statements as of December  31, 2006 and 2007 and for the period from November 13, 2006 to December 31, 2006 and for the year ended December 31, 2007

F-23

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2007 and June 30, 2008	F-28

Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2007 and 2008	F-29

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2007 and 2008	F-30

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2008	F-31

Notes to Unaudited Condensed Consolidated Financial Statements	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GCL Silicon Technology Holdings Inc. (successor company) and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (predecessor company):

We have audited the accompanying consolidated balance sheets of GCL Silicon Technology Holdings Inc. and its subsidiaries (referred to as the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from November 13, 2006 to December 31, 2006 and for the year ended December 31, 2007. Our audits also included the financial statement schedule included as Schedule 1. We have also audited the consolidated statements of operations, shareholders’ equity and cash flows of Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and its subsidiary (predecessor company) for the period from March 7, 2006 to December 13, 2006. These consolidated financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements of the successor company present fairly, in all material respects, the financial position of GCL Silicon Technology Holdings Inc. and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and cash flows for the period from November 13, 2006 to December 31, 2006 and for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and its subsidiary for the period from March 7, 2006 to December 13, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the Group was in the development stage at December 31, 2006; during the year ended December 31, 2007, the Group completed its development activities and commenced its planned principal operations.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 25, 2008 (July 18, 2008 as to the effects of the share splits described in Note 9)

GCL SILICON TECHNOLOGY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,033	$40,067
Restricted cash	—	13,802
Accounts receivable	—	6,333
Inventories	—	916
Prepaid expenses and other current assets	24	2,468
Amount due from an affiliated company	16,783	138

Total current assets	21,840	63,724

Property, plant and equipment, net	18,909	141,731
Deposits for purchase of plant and equipment	39,655	16,677
Deposit for purchase of land use right	—	390
Land use right	13,887	8,163
Deferred financing costs	—	2,140
Deferred tax assets	—	145

TOTAL ASSETS	$94,291	$232,970

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$—	$1,608
Accrued expenses and other current liabilities	1,520	15,135
Advances from customers	—	2,927
Bank borrowings	—	22,028
Other borrowings	31,364	—
Income taxes payable	—	4,359
Amounts due for acquisition of JZPTD	16,374	—
Loans from and other amounts due to affiliated companies	—	14,891

Total current liabilities	49,258	60,948
Deferred tax liabilities	1,954	—
Floating rate bonds	—	62,099
Bank borrowings	31,468	58,650

TOTAL LIABILITIES	82,680	181,697

Commitments and contingencies (note 13)
MINORITY INTEREST	9,823	34,935

Series A convertible redeemable preferred shares ($0.00001 par value; no shares authorized and issued as of December 31, 2006 and 50,000,000 shares authorized and 16,667,000 issued and outstanding as of December 31, 2007)	—	21,111

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares ($0.00001 par value; 1,000,000,000 shares authorized and 1,000,000,000 issued as of December 31, 2006; 100,000,000,000 shares authorized and 983,333,000 issued as of December 31, 2007)	10	10
Additional paid-in capital	1,990	15,009
Accumulated deficit	(212)	(23,119)
Accumulated other comprehensive income	—	3,327

Total shareholders’ equity (deficit)	1,788	(4,773)

TOTAL LIABILITIES, MINORITY INTEREST, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$94,291	$232,970

See notes to the consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	March 7, 2006 to December 13, 2006	November 13, 2006 to December 31, 2006	For the year ended December 31, 2007
	(Predecessor)	(Successor)	(Successor)
REVENUES
Third party sales	$—	$—	$33,378
Related party sales	—	—	7,470

Total revenues	—	—	40,848
Cost of revenues	—	—	(10,996)

Gross profit	—	—	29,852
OPERATING EXPENSES
General and administrative	(2,776)	(239)	(17,836)

OPERATING INCOME (LOSS)	(2,776)	(239)	12,016

NON-OPERATING INCOME (EXPENSE)
Interest income	58	54	376
Interest expense	(743)	(147)	(6,097)
Other income	12	2	6
Gain on disposal of JSJST	—	—	566

Total non-operating expenses	(673)	(91)	(5,149)

(LOSS) INCOME BEFORE INCOME TAX AND MINORITY INTEREST	(3,449)	(330)	6,867
Income tax expense	—	—	(3,123)

(LOSS) INCOME BEFORE MINORITY INTEREST	(3,449)	(330)	3,744
Minority interest	—	118	(5,540)

NET LOSS	(3,449)	(212)	(1,796)
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—	—	(1,111)

NET LOSS ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES	$(3,449)	$(212)	$(2,907)

ORDINARY SHARES USED IN LOSS PER ORDINARY SHARE CALCULATION
Basic and diluted		1,000,000,000	994,292,123

EARNINGS (LOSS) PER ORDINARY SHARE
Basic and diluted		$(0.0002)	$(0.0029)

See notes to the consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Total Comprehensive (Loss) Income
	Shares	Amount
Predecessor—Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd.:
Contributions from shareholders upon inception	—	$—	$24,967	$—	$—	$24,967	$
Foreign currency translation adjustment	—	—	—	—	552	552		552
Net loss	—	—	—	(3,449)	—	(3,449)		(3,449)

BALANCE AT DECEMBER 13, 2006	—	$—	$24,967	$(3,449)	$552	$22,070		$(2,897)

Successor—GCL Silicon Technology Holdings Inc.:
Shares at inception	1,000,000,000	$10	$(10)	$—	$—	$—	$
Contributions from shareholders	—	—	2,000	—	—	2,000
Net loss	—	—	—	(212)	—	(212)		(212)

BALANCE AT DECEMBER 31, 2006	1,000,000,000	10	1,990	(212)	—	1,788		(212)

Foreign currency translation adjustment	—	—	—	—	3,327	3,327		3,327
Contributions from shareholders	—	—	13,019	—	—	13,019
Ordinary shares redesignated as Series A convertible redeemable preferred shares (Note 10)	(16,667,000)	—	—	(20,000)	—	(20,000)
Deemded distribution on Series A convertible redeemable preferred shares		—	—	(1,111)	—	(1,111)
Net loss	—	—	—	(1,796)	—	(1,796)		(1,796)

BALANCE AT DECEMBER 31, 2007	983,333,000	$10	$15,009	$(23,119)	$3,327	$(4,773)		$1,531

See notes to the consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	March 7, 2006 to December 13, 2006	November 13, 2006 to December 31, 2006	For the year ended December 31, 2007
	(Predecessor)	(Successor)	(Successor)
OPERATING ACTIVITIES
Net loss	$(3,449)	$(212)	$(1,796)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Land use right expense	46	15	215
Depreciation of property, plant and equipment	17	6	2,366
Amortization of discount and deferred financing costs on floating rate bonds	—	—	2,487
Gain on disposal of JSTST	—	—	(566)
Minority interest	—	(118)	5,540
Deferred taxes	—	—	(1,163)
Changes in operating assets and liabilities:
Increase in accounts receivable	—	—	(6,227)
Increase in inventories	—	—	(916)
Increase in amount due to affiliated companies	—	—	1,231
(Increase) decrease in prepaid expenses and other current assets	(54)	91	(2,522)
Increase (decrease) in accrued expenses and other current liabilities	658	(624)	8,072
Increase in advances from customers	—	—	2,927
Increase in accounts payable	—	—	1,581
Increase in income taxes payable	—	—	4,286

Net cash (used in) provided by operating activities	(2,782)	(842)	15,515

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(6,415)	(1,473)	(80,548)
Deposits for purchase of property, plant and equipment	(34,513)	(5,089)	(15,477)
Deposit for purchase of land use right	—	—	(390)
Cash acquired in acquisition of JSJST and JZPTD	6	24,484	—
Acquisition of JSJST and JZPTD	(12,152)	—	(16,374)
Increase in restricted cash	—	—	(13,802)
Disposal of JSJST (net of cash equivalents disposed of $908)	—	—	12,034
Purchase of land use right	(6,929)	—	(84)
(Advance to) repayment from an affiliated company	(854)	(16,057)	17,925

Net cash provided by (used in) investing activities	(60,857)	1,865	(96,716)

FINANCING ACTIVITIES
Proceeds from issuance of floating rate bonds	—	—	60,000
Proceeds from bank borrowings	31,468	—	46,809
Proceeds from other borrowings	31,235	14	—
Repayments of other borrowings	—	—	(19,234)
Contributions from shareholders	24,967	2,000	13,019
Capital contributed to a subsidiary by minority shareholders	—	1,996	18,054
Financing costs incurred for floating rate bonds	—	—	(2,528)

Net cash provided by financing activities	87,670	4,010	116,120

NET INCREASE IN CASH AND CASH EQUIVALENTS	24,031	5,033	34,919
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—	5,033
Effect of foreign exchange on cash and cash equivalents	453	—	115

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24,484	$5,033	$40,067

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Interest paid (net of interest capitalized)	$(272)	$(79)	$(3,285)
NON-CASH INVESTING ACTIVITIES
Purchase of property, plant and equipment	$237	$374	$6,330
Acquisition of JZPTD	$—	$16,374	$—

See notes to the consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1. Organization and nature of operations

The consolidated financial statements include the financial statements of GCL Silicon Technology Holdings Inc. (formerly named Asia Silicon Technology Holdings Inc. and known as “the Company” or “Successor”), its wholly owned subsidiary GCL Silicon Technology Holdings Limited (“GCL HK”) and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (“JZPTD” or “Predecessor”) (formerly known as Jiangsu Zhongneng Photovoltaic Industry Development Co., Ltd.).

The Company was incorporated on May 9, 2007 in the Cayman Islands. GCL HK was incorporated on November 13, 2006 in Hong Kong, and JZPTD was incorporated on March 7, 2006 in the People’s Republic of China (“PRC”).

The Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are engaged in the manufacture and sale of polysilicon. In the periods presented, substantially all of the Group’s business was conducted through JZPTD.

Reorganization

On December 13, 2006, GCL HK acquired 64% ownership interest in JZPTD and its subsidiary Jiangsu Yangguang Jingyuan Science and Technology Co., Ltd. (“JSJST”) for a consideration of $16,374. On December 6, 2006, JZPTD acquired JSJST for a consideration of $12,152. The consideration was paid on behalf of JZPTD by Guotai Energy Investments Limited, the then majority shareholder of JZPTD. JZPTD and JSJST were development stage companies as of December 13, 2006.

Subsequently, on June 20, 2007, JSJST was sold for a consideration of $12,942 and a gain of $566 was realized.

As part of a restructuring process in August 2007, all the owners of GCL HK exchanged their equity interest in GCL HK for shares in the Company in proportion of their interest in GCL HK. As a result GCL HK became a wholly owned subsidiary of the Company. The restructuring process has been accounted for as recapitalization of the Company and accordingly the assets and liabilities of GCL HK and its subsidiaries have been transferred at historical cost. The consolidated financial statements have been presented as if the Company owned JZPTD throughout the successor periods presented from November 13, 2006.

JZPTD has been presented as the predecessor entity as the operations of GCL HK prior to the succession was insignificant relative to the operations of JZPTD.

2. Development Stage

The Group was in the development stage at December 31, 2006. The Group completed its development activities and commenced its planned principal operations in October 2007.

3. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The Group did not have any variable interest entity during the periods presented.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities as at the date of the financial statements, and the reported amounts of income and expenses for the periods presented. Actual results could differ from those estimates. Material estimates in these financial statements that are susceptible to change as more information becomes available include valuation allowance on deferred tax assets, useful lives of property, plant and equipment and valuation of derivative financial instruments.

(c) Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amount due from an affiliated company.

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings and quality.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers and its affiliated companies and generally requires advance payments from customers. The Group establishes an allowance for doubtful accounts mainly based on age of the receivables and other factors surrounding the credit risk of specific customers and affiliated companies.

(d) Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, accounts receivable, other current assets, amount due from an affiliated company, accounts payable, accrued expenses and other current liabilities, short-term bank borrowings, amounts due to and loans from affiliated companies. As of December 31, 2006 and 2007, the carrying amounts approximate the fair values due to the short-term nature of these instruments. The carrying value of the long-term bank borrowings approximate their fair values as they carry market interest rates.

The floating rate bonds (“the bonds”) are initially recorded at their fair value and are subsequently measured at their accreted value, which approximates the cash outlay that would be due upon settlement, if not converted into ordinary shares. As the bonds are not publicly traded, the Group relied on valuations to determine the fair value as at the balance sheet date. The valuation model includes assumptions regarding discount rates, market and other factors that are subjective and judgmental. Changes to any assumptions used in the valuation model would materially impact the results.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f) Restricted cash

Restricted cash consists of an amount $2,901 placed in bank accounts which are restricted for use to make interest payments on floating rate bonds and an amount of $10,901 placed in bank accounts as deposits for short-term letters of credit issued by a bank for purchase of plant and machinery.

(g) Inventories

Inventories are stated at lower of cost or market. Cost is determined using the weighted average method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on historical and forecast demand. As at December 31, 2007, there were no inventories written down.

(h) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the following estimated useful lives:

Years
Buildings	lesser of 20 years or lease term
Plant and machinery	15
Furniture, fixtures and equipment	5
Motor vehicles	5

Construction in progress represents construction of production facilities. Costs incurred on construction is capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the period from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor), were $193, $32 and $3,936, respectively.

(i) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group assesses recoverability by a comparison of the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized as the difference between the carrying amount and fair value.

(j) Land use right

Land use right represents prepayments made to obtain land under operating lease arrangements. Land use right is recognized as an expense on a straight-line basis over the lease period of 50 years. Land use right expense for the period from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor), were $46, $15 and $215, respectively.

(k) Deferred financing costs

Direct and incremental costs incurred in issuance of the bonds are amortized as interest expense over the terms of the related debt agreements.

(l) Series A convertible redeemable preferred shares

The Series A convertible redeemable preferred shares (“preferred shares”) have been initially recorded at their fair value upon issuance. The difference between the carrying value and the redemption value is being accreted through retained earnings as deemed distribution over a period of three years, which represents the period from the date of issuance to the earliest possible date of redemption.

(m) Revenue recognition

The Group manufactures and sells polysilicon. The Group recognizes revenue when all of the following conditions are met: price to the buyer is fixed and determinable, products are delivered and title has passed to customers and collectability is reasonably assured. Sales agreements typically do not contain customary product warranties except for return and replacement of defective products within a period of 30 days from delivery. Sales agreements do not contain any post-shipment obligations or any other return or credit provisions.

A majority of the sales contracts provide that customers must arrange for the shipping of goods and bear all the costs of such shipping and the risks associated with loss or damage of the goods from the Group’s manufacturing premises. Thus, the Group fulfills its obligation of delivery when the goods are shipped. The Group required and received cash on delivery for a majority of its sales transactions. The Group extended a credit term to only one customer since commencement of operations and has assessed a number of factors to determine whether collection was reasonably assured including the customer’s credit worthiness.

(n) Employee welfare benefits

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, and other welfare benefits are provided to the employees. Chinese labor regulations require the Group to accrue for these defined contribution plans based on certain percentages of the employees’ salaries.

Contributions to defined contribution plans have been expensed as incurred. During the period from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor), the Group incurred an expense of $22, $5 and $350, respectively.

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, and unutilized tax loss carryforwards. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of change in tax rates has been recognized in the statement of operations in the period of the enactment of the change.

(p) Share-based compensation

The Group measures the cost of employee or director services received in exchange for share-based compensation at the grant date fair value of the award. The Group recognizes the compensation costs on a straight-line basis over the vesting terms.

(q) Earnings (loss) per share

Basic loss per ordinary share has been computed by dividing the net loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The convertible redeemable preferred shares participate in the dividends of the Company. The convertible redeemable preferred shares have not been included in the computation of basic loss per share as the holders do not have any contractual obligation to share in the Company’s loss.

The share options, convertible redeemable preferred shares and floating rate bonds were excluded from the computation of diluted loss per share as their effects would have been antidilutive.

(r) Foreign currency

The functional currency of the Company and GCL HK is U.S. dollars and the functional currency of JZPTD is Renminbi (“RMB”).

Foreign currency transactions have been converted into the functional currency at the exchange rates prevailing on transaction dates. Foreign currency denominated monetary assets and liabilities have been translated at the exchange rates prevailing on the balance sheet date. Exchange differences have been included in the statement of operations.

For the purposes of consolidation, assets and liabilities of foreign subsidiaries have been translated into U.S. dollars at the exchange rates prevailing at the balance sheet date and all income and expense items have been translated at the average rate of exchange prevailing during the periods presented. Exchange differences arising from the translation have been reported in comprehensive income (loss).

(s) Comprehensive loss

Comprehensive loss includes all changes in equity from transactions and other events and circumstances from non-shareholder sources. The Group’s comprehensive loss consists of net loss and the foreign exchange differences arising from the translation of foreign subsidiaries.

(t) Segment information

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group is a single segment entity whose business is the manufacturing and sale of polysilicon. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially located in the PRC.

Revenues from sales transactions with customers A and B were 28% and 17% of the total revenues in the year ended December 31, 2007. No other customer contributed in excess of 10% of the total revenues.

(u) Recent accounting pronouncements

In September 2006 the FASB issued Statement No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group does not expect a material effect on its financial statements on adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of SFAS 115” (“SFAS 159”). SFAS 159 provides companies with the option to report selected financial assets and liabilities at fair value. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Group does not expect a material effect on its financial statements on adoption of SFAS 159.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination” (“SFAS No. 141R”). The statement requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report net income attributable to both the parent and noncontrolling (minority) interests in subsidiaries in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivate instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group will adopt SFAS No. 161 on January 1, 2009.

4. Property, plant, and equipment, net

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
Cost
Buildings	$—	$20,834
Plant and machinery	—	105,599
Furniture, fixtures and equipment	201	2,950
Motor vehicles	296	679

	497	130,062
Less: Accumulated depreciation	(6)	(2,424)

	491	127,638
Construction in progress	18,418	14,093

Property, plant and equipment, net	$18,909	$141,731

Depreciation expense for the period from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor) were $17, $6 and $2,366, respectively. No impairment loss was recognized in any of the periods presented.

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities are as follows:

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
Accrued interest	$68	$393
Accrued employee benefits	113	1,416
Payables for purchase of property, plant and equipment	1,164	6,330
Value-added tax payable	—	5,846
Others	175	1,150

Total	$1,520	$15,135

6. Bank borrowings

Bank borrowings consists of the following:

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
Short-term bank borrowings
Term loans (maturity in 2008)	$—	$8,260

Long-term bank borrowings
Term loans (maturity by 2010)	31,468	72,418
Less: current portion	—	(13,768)

Total long-term borrowings	$31,468	$58,650

Short-term bank borrowings were unsecured and were denominated in Renminbi. The weighted average interest rate was approximately 0% and 6.82% as of December 31, 2006 and 2007.

Long-term bank borrowings were unsecured, denominated in Renminbi and had a weighted average interest rate of approximately of 6.63% and 7.47% as of December 31, 2006 and 2007, respectively. According to the laws of the PRC, rates may be adjusted annually based on the interest rates determined by the People’s Bank of China.

As of December 31, 2007, bank borrowings of $51,766 are guaranteed by Guotai Energy Investments Limited, an affiliated company of the Group; and $14,869 and $9,913 are guaranteed by Suyuan Group Limited and Xuzhou Heibun Group Company Limited (formerly known as Xuzhou Suyuan Group Limited), respectively, both of which are minority shareholders of JZPTD.

Bank borrowings are repayable as follows:

2008	$22,028
2009	50,390
2010	8,260

80,678
Current portion	(22,028)

Non-current portion	$58,650

7. Other Borrowings

Other borrowings consist of the following:

	December 31
	2006	2007
	(Successor)	(Successor)
Advances received from the PRC government	$6,248	$—
Loan for acquisition of JSJST	12,298	—
Other loans	12,818	—

Total other borrowings	$31,364	$—

The amount of advances received from the PRC government for JZPTD operations was unsecured, interest-free and was fully repaid on December 24, 2007.

The Group borrowed funds from Guotai Energy and Taicang Harbour Golden Concord Electric-Power Generation Co., Ltd. (“Taicang Electric”), for the purposes of acquisition of JSJST and to fund the construction of the production facilities, respectively. The outstanding loans payable to Guotai Energy and Taicang Electric as of December 31, 2006 were $12,298 and $12,818, respectively. As of December 31, 2007, the outstanding loans payable to Guotai Energy and Taicang Electric were $0 and $13,789, respectively. The Chairman of the Company is also a shareholder of Taicang Electric and accordingly the payable due as of December 31, 2007 was reclassified as a loan from an affiliated company. The loans were unsecured, carried interest of approximately 6.49% per annum and were repayable on demand. During the period March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and the year ended December 31, 2007, interest paid or payable to these companies amounted to $155, $75 and $1,225, respectively.

8. Floating rate bonds

On September 10, 2007, the Group issued floating rate bonds in two tranches for a principal amount of $60,000 to an independent third-party (the “Bond Holder”), of which $20,000 is redeemable but not convertible (“Tranche A”) and the remaining $40,000 was either convertible into the Company’s shares or redeemable (“Tranche B”). Tranche A and Tranche B were issued simultaneously and can only be transferred together in equal proportion and may ultimately be terminated by either redemption or conversion simultaneously, including upon an IPO event. Since Tranche A and Tranche B cannot exist independently, they have been considered as a single instrument (“the bonds”).

The floating rate bonds are secured by the Company’s 64% equity interest in JZPTD.

Maturity Date—The floating rate bonds will mature on September 10, 2009.

Interest—The Bond Holder is entitled to an interest at the three months Libor deposit rate plus 3% per annum in the first year and three months Libor deposit rate plus 5% per annum in the second year. Interest is payable in arrears each quarter.

Covenants—The following covenants are applicable for the period ending March 31, 2008 and quarterly thereafter unless otherwise indicated:

(a)	Consolidated cash flow from operations under U.S. GAAP shall be at least four times the finance costs;

(b)	For the period ending June 30, 2008 and each quarter thereafter, net operating cash flow of JZPTD shall be at least three times the total debt of JZPTD;

(c)	Consolidated debt shall not exceed annualized consolidated earnings before income tax, depreciation and amortization at the end of each quarterly period ending June 30, 2008 and thereafter; and

(d)	JZPTD debt to equity ratio shall not exceed 2.5 times for the quarterly period ending March 31, 2008 and 2.0 thereafter.

If the covenants are not met, the trustee at its sole discretion may, and if so instructed by the bondholders the floating rate bonds become immediately due and payable at 125% of the principal amount plus any accrued and unpaid interest.

Conversion—Tranche B is convertible into 2.732% of outstanding ordinary shares immediately prior to a qualifying IPO if a qualifying IPO occurs prior to October 1, 2008. Tranche B is convertible into 3% of outstanding ordinary shares if a qualifying IPO occurs after October 1, 2008, but prior to September 10, 2009.

Strike Adjustment—Upon exercise of the conversion feature of Tranche B, if the market capitalization of the Company at conversion is less than $2,560,000, the Group must pay the Bond Holder 2.732% of the difference between $2,560,000 and the market capitalization of the Company at conversion if prior to October 1, 2008 (3% if conversion occurs subsequent to October 1, 2008, but prior to September 10, 2009).

Redemption—

(a)	In the event the Group is obligated to pay additional amounts related to withholding tax or other taxation amounts that would otherwise reduce the yield of Bond Holders, subject to agreement by the Bond Holder, the Group may redeem the bonds. If the Bond Holder decides not to have the Group redeem the bonds, the Group will no longer be obligated to gross up the payments to the Bond Holder;

(b)	The Group shall redeem the floating rate bonds that have not been converted at 100% plus accrued interest upon a qualifying IPO. Under the terms of the floating rate bonds, bondholders waive the right to redemption if they have not provided notice of redemption by January 31, 2008. The bondholders have not provided such notice of redemption and as a result the bonds will automatically convert upon a qualifying IPO.

(c)	The Group shall redeem the floating rate bonds at 125% of the outstanding principal amount of the floating rate bonds plus accrued interest at maturity on September 10, 2009 or upon disposal of the Group; and

(d)	The Bond Holder may cause the floating rate bonds to be redeemed at 125% of the outstanding principal amount of the bonds plus accrued interest in instances of default under the subscription agreement.

The $60,000 principal of the floating rate bonds was recorded as debt at issuance and has been subsequently accreted to $62,099 as of December 31, 2007. The bifurcated embedded strike adjustment and redemption puts and calls were not allocated a portion of the purchase price as the Group has determined there was no value to these features at issuance.

The fair value of the floating rate bonds was approximately $61,786, as of December 31, 2007, which included the fair values of the conversion option of $721 and other embedded derivatives of $0, respectively. The fair value was determined by the Group with assistance from an unrelated valuation specialist.

The assumptions adopted for the contemporaneous valuation of the floating rate bonds as of December 31, 2007 under the Black-Scholes model are as follows:

(1)	Risk Free Interest Rate—3.29% was used by reference to the yield of a 1 year U.S. Treasury Bond;

(2)	Volatility—47.61% for the underlying share price has considered the historical price movements of comparable companies;

(3)	Dividend Yield—assumed to be 0% per annum;

(4)	The probability of the exercise of other call/put options including the strike adjustment are insignificant.

The issuance cost of the floating rate bonds of $2,528 is reported as a deferred financing charge and is being amortized using the effective interest method to the maturity date of the floating rate bonds.

9. Capital structure

On November 13, 2006, GCL HK was incorporated with 10,000 authorized ordinary shares and one issued share of HK$1.

In May 2007, the Company was incorporated with 1,000,000 authorized ordinary shares and one issued share of $1. In June 2007, the Company approved a share split on a 100 to 1 basis for all outstanding shares resulting in an authorized share capital of 10,000,000 ordinary shares and issued share capital of 100 shares.

As described in Note 1, in August 2007, equity interest in GCL HK was exchanged for equal proportions of equity in the Company. As a result, the Company issued an additional 999,900 ordinary shares with $0.01 par value.

In August 2007, 16,667 shares were repurchased, retired and redesignated as Series A redeemable convertible redeemable preferred shares (Note 10).

On February 21, 2008, the outstanding ordinary shares were split on the basis of 100 shares for every 1 share. On July 18, 2008, the outstanding ordinary shares were further split on the basis of 10 shares for every 1 share. These share splits resulted in 983,333,000 issued shares. The share splits have been retroactively adjusted in the consolidated balance sheets and the statements of changes in shareholders’ equity. Basic and diluted earnings per share for all the periods presented have been retroactively adjusted to reflect the change in the number of shares resulting from the share splits.

10. Convertible redeemable preferred shares

On August 29, 2007, a shareholder transferred 16,667,000 ordinary shares of the Company to certain investors for a cash consideration of $20,000. These shares were immediately redesignated as 16,667,000 Series A convertible redeemable preferred shares (“the preferred shares”). The preferred shares have been recognized at their initial fair value of $20,000 with a per share value of $1.20. The retirement of the ordinary shares and the excess of fair value of the preferred shares over ordinary shares has been charged to the accumulated deficit, as there are no restrictions of such charge under the laws of the Cayman Islands.

The preferences and privileges related to the preferred shares are as follows:

Conversion—The preferred shares are convertible into ordinary shares at any time at the option of the holder at a conversion ratio of one-to-one and will automatically convert upon a qualifying IPO. The fair value of the ordinary shares on August 29, 2007 was $1.12 per share as determined by the Group with the assistance from an unrelated valuation specialist.

Dividends—The preferred shareholders participate in cash and non-cash dividends on a pro rata basis to all ordinary shares on an as-converted basis.

Liquidation preference—The preferred shares carry liquidation preference to receive, prior to any distribution to the holders of ordinary shares or any class of shares, an amount per share equal to 100% of the preferred shares issue price plus all accrued or declared but unpaid dividends (the “Preference Amount”). If the Group has insufficient assets, it is required to distribute its assets ratably to the preferred shareholders. The preferred shareholders, after receiving their proportional amount are entitled to further participate in the distribution of the remaining assets of the Group ratably among all the holders of outstanding ordinary shares and preferred shares on an as-converted basis.

Performance adjustment—In the event the Group’s audited consolidated net income under U.S. GAAP is lower than 95% of the 2008 profit target of $150,000 (the “2008 Profit Target”), Happy Genius Holdings Ltd. (“HG”), the immediate holding company, is required transfer an additional number of shares to the holder so that the shareholding percentage of each preferred shareholder equals the product of (a) initial shareholding percentage and (b) the quotient of the 2008 Profit Target divided by the audited consolidated net income. To the extent that HG does not have sufficient ordinary shares to fulfill the performance adjustment, the Company is required make up for the difference by issuing additional ordinary shares to the preferred shareholders. In the event that, as a result of the performance adjustment, the shareholding percentage of the preferred shareholders combined exceeds 10% of total issued shares of the Company, the preferred shareholders will have the right to request the Company to redeem the outstanding preferred shares at 150% of the preferred shares issue price. If the Company does not have sufficient cash legally available to redeem the shares, HG shall purchase the shares.

Put Options:

(a)	In the event of a breach of covenants by HG or the Company, the preferred shareholders have the right to put their preferred shares at 100% of the preferred share issue price plus any accrued and unpaid dividends of the preferred shares either to the Company or to HG.

(b)	If the consolidated earnings before interest and income tax for the period from January 1, 2007 to March 31, 2008 is less than $20,000; the preferred shareholders have a right to put the preferred shares for redemption at 150% of the preferred share issue price plus any accrued and unpaid dividends to the Company or to HG. If upon exercise of this put right by the preferred shareholders, the Company and HG do not have sufficient funds to redeem or purchase the shares, HG will pledge a number of ordinary shares to the preferred shareholders to make up the difference in price. If the ordinary shares so pledged are not redeemed or repurchased within a 12 month period, the preferred shareholders will become the owner of the ordinary shares and all obligations under the preferred share agreement will thereby be fulfilled.

(c)	If the Group does not effect a qualifying IPO by August 2010, the preferred shareholders have a right to put the preferred shares at 150% of the preferred shares issue price plus any accrued and unpaid dividends of the Series A Shares either to the Company or to HG. If upon exercise of this put right, the Company and HG do not have sufficient funds to redeem or purchase the shares, HG will pledge a number of ordinary shares to the preferred shareholders to make up the difference in price. If the ordinary shares are not redeemed or repurchased within a 12 month period, the preferred shareholders will become the owner of the pledged ordinary shares and all obligations under the preferred share agreement will thereby be fulfilled.

These put options are considered embedded derivatives but were not bifurcated because these are clearly and closely related to the host contract and the preferred shares have been classified in its entirety as mezzanine equity on the balance sheet.

The preferred shares were initially recorded at fair value consideration of $20,000 and is being accreted, based on the effective interest method to the redemption amount (150%) over the period from the issuance date to the first redemption date, which is the third anniversary of the issuance date.

11. Income taxes

The Company is tax exempt under the laws of the Cayman Islands. GCL HK is subject to Hong Kong profit tax rate of 17.5% on profits earned in Hong Kong. JZPTD is subject to PRC Enterprise Income Tax (“EIT”). During the reporting periods, the Group’s EIT rate is 33% less a 3% exemption of local income tax.

JZPTD is a foreign invested enterprise in PRC. It is entitled to full tax exemption for two years and 50% reduction in the following three years. The exemption commences in the first profitable year after offsetting all unexpired tax losses carried forward. As there were less than six months operations in 2007, JZPTD elected to defer the commencement of the tax exemption period to 2008.

In 2007, JZPTD purchased plant and machinery manufactured in the PRC. In accordance with the PRC tax regulations, JZPTD received 40% of the purchased amount as an investment tax credit resulting in a tax deduction of $3,518.

Under the newly promulgated PRC income tax laws which are effective January 1, 2008, the effective EIT rate will be 25%.

	March 7, 2006 to December 13, 2006	November 13, 2006 to December 31, 2006	For the year ended December 31, 2007
	(Predecessor)	(Successor)	(Successor)
(Loss) income before income tax:
PRC	$(3,449)	$(2)	$18,815
Other jurisdiction	—	(328)	(11,948)

	$(3,449)	$(330)	$6,867

Income tax expense:
PRC current tax	$—	$—	$4,286
Deferred tax benefit	—	—	(1,163)

	$—	$—	$3,123

Deferred tax benefit:
Pre-operating costs	$—	$—	$(603)
Land use right	—	—	(36)
Property, plant and equipment, net	—	—	(524)

	$—	$—	$(1,163)

Reconciliation between income tax benefit computed by applying the EIT rate to (loss) income before tax and minority interest and the actual tax expense:

	March 7, 2006 to December 13, 2006	December 14, 2006 to December 31, 2006	For the year ended December 31, 2007
	(Predecessor)	(Successor)	(Successor)
(Loss) income before income tax and minority interest	$(3,449)	$(330)	$6,867
PRC EIT rate	33%	33%	33%
Expected income tax (benefit) expenses	(1,138)	(109)	2,266
Non-tax deductible expenses	—	—	1,431
Non-taxable income	—	—	(159)
Increase in valuation allowance	1,035	99	555
Effect of tax exemption	103	10	(571)
Effect of change in tax rate	—	—	382
Effect of tax benefits on PRC local machinery purchase	—	—	(3,518)
Effect of income tax rate differences and tax exempt jurisdictions	—	—	2,737

Income tax expense	$—	$—	$3,123

The deferred income tax assets and liabilities as of December 31, 2007, consisted of the following:

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
Deferred tax assets
Tax loss carryforwards	$1,153	$—
Pre-operating costs	—	1,817
Others	—	514
Valuation allowance	(1,153)	(1,798)

Total deferred tax assets	$—	533

Deferred tax liabilities
Land use right	$(397)	$(174)
Property, plant and equipment, net	(1,557)	(214)

Total deferred tax liabilities	(1,954)	(388)

Non-current deferred tax (liabilities) assets	$(1,954)	$145

Valuation allowance has been recorded to the extent deferred tax assets are expected to expire in JZPTD’s tax exemption period.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods in income tax disclosures.

The Group adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment for each tax position and determined there are no unrecognized tax benefits associated with its tax positions. For the year ended December 31, 2007, the adoption of FIN 48 did not have a material impact on the Group’s consolidated financial statements and its policy for classification of interest and penalties related to uncertain tax positions as a component of loss before income tax. There was no interest and penalty recorded in the balance sheet and statement of operations was $0 for the year ended December 31, 2007.

The tax position for 2006 and 2007 remains subject to examination by the Hong Kong and PRC tax authorities.

12. Share-based compensation

On August 15, 2007, the directors of the Company approved a share option plan (“Plan”) to grant options to its employees and directors to purchase ordinary shares of the Company subject to vesting requirements. The total number of ordinary shares which may be issued upon exercise of all options shall not exceed 5% of the total number of issued ordinary shares as of August 15, 2007. The options have an exercise price of $0.5 per share.

The options can only be exercised after either (i) a public listing of the Company; or (ii) certain events constitute a change in control of the Company prior to public listing of the Company and the management has elected to accelerate the exercisability of the options. If either of the foregoing conditions are not satisfied, the options will lapse.

The exercise period may not commence earlier than the first day immediately following the expiry of six months after the public listing of the Company and may not end on a date later than the expiry of 10 years from the date of grant. In any event, the options, in the absence of acceleration by the board of directors prior to the listing date, will vest over four-year period, with 25% of the options vesting upon each of six months, 18 months, 30 months and 42 months following the public listing.

On August 15, 2007, the Company granted two options to one of the Company’s directors and one employee to purchase 2,000 ordinary shares of the Company. The fair value of the options at the grant date was $2 and determined by a retrospective valuation using the binomial options pricing model with assistance from an unrelated valuation specialist. No compensation cost related to the options grant has been recognized in the year ended December 31, 2007, as the vesting period is based on occurrence of events stated above. Subsequent to the balance sheet date, the granted options were cancelled (Note 16).

The assumptions used in determining the fair value of the options were as follows:

(1) Risk Free Interest Rate	4.85%

(2) Volatility	43.9%

(3) Dividend Yield	0%

(4) Sub-optimal factor	1.5

Expected volatility is estimated based on daily stock prices of comparable listed companies. Risk free interest rate was referenced to the yield of a ten year U.S. Treasury Bond and annual dividend was assumed to be zero. The sub-optimal factor indicates the correlation between the employees exercise behaviour and the underlying share price. It is expected that the employees may exercise the options when the share price is 1.5 times the exercise price.

13. Commitments

Capital commitments

As of December 31, 2007, the Group has capital commitments totaling $60,109 related to construction of its production facilities and purchase of plant and machinery.

Lease commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating lease for the period from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor), and for the year ended December 31, 2007 (successor) were $0, $0 and $110, respectively.

As of December 31, 2007, future minimum lease payments under non-cancelable operating leases agreements were as follows:

Within 1 year	$170
Between 1 and 2 years	110

Total	$280

14. Related parties transactions

(a) Transactions with an affiliated companies

The Group made a short-term advance in December 2006 to Shanghai Creative Energy Company Limited (“Shanghai Creative”), a company whose principal shareholder is also a Director of JZPTD. As of December 31, 2006, the outstanding amount was $16,783, which was fully repaid in January 2007.

The Group also paid handling fees to Shanghai Creative of $0, $0 and $352 for the periods from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and the year ended December 31, 2007 (successor), respectively, for acquisition of property, plant and equipment on behalf of the JZPTD. As of December 31, 2006 and 2007, outstanding amounts of $36,866 and $4,148 deposited with Shanghai Creative were included in deposits for purchase of plant and equipment.

During the period from March 7, 2006 to December 13, 2006 (predecessor), the Group paid consultancy fees to Shanghai Creative of $1,455. Under the consultancy agreement between the Company and Shanghai Creative, Shanghai Creative provided the Group with assistance in the procurement of polysilicon production technology, including the import and sourcing of equipment and technical support by overseas experts.

Shanghai Creative paid certain administrative expenses on behalf of the Group. The outstanding balances as of December 31, 2006 and 2007 were $0 and $827, respectively.

During the year ended December 31, 2007, the Group made a short-term advance to Xuzhou Economic Development Zone Electricity Company Limited, a company controlled by the Chairman. As of December 31, 2007, the outstanding amount was $138.

(b) Loans and other amounts due to affiliated companies

Golden Concord Holdings (Cayman) Limited, whose principal shareholder is Mr. Zhu Gongshan, has paid certain administrative expenses on behalf of the Group, including other corporate expenses of $465, payroll expenses of $156, travel expenses of $146 and other expenses of $88. As of December 31, 2007, there was no outstanding reimbursement balance due to Golden Concord Holdings (Cayman) Limited for such expense payments.

The Group paid management fees to Golden Concord (Hong Kong) Holdings Limited, an affiliate company controlled by the Chairman, amounting to $0, $0 and $1,383 for the periods from March 7, 2006 to December 13, 2006 (predecessor), November 13, 2006 to December 31, 2006 (successor) and for the year ended December 31, 2007 (successor), respectively. The Golden Concord Group provides management services and office facilities in Hong Kong for the Company. On a monthly basis, the Golden Concord Group charges the Company a management fee of an agreed allocation percentage to share the expenses incurred by the Golden Concord Group’s offices in Hong Kong. Golden Concord (Hong Kong) Holdings Limited also paid certain administrative expenses on behalf of the Group. The outstanding balances as of December 31, 2006 and 2007 were $0 and $165, respectively.

During the year ended December 31, 2007, the Group incurred rental expenses of $110 to Shanghai Yueyuan Machinery Company Limited, an affiliate company controlled by the Chairman, and the outstanding balance as of December 31, 2007 is $110.

The Group borrowed funds from Taicang Electric, a company which our Chairman is a principal shareholder, to fund the construction of the production facilities. As of December 31, 2007, the outstanding loans payable to Taicang Electric of $13,789 has been reclassified from other borrowings (see note 7).

In June 2007, the Group entered into a share purchase agreement with two minority shareholders of JZPTD to dispose the interest in JSJST at a consideration of $12,942. JSJST was intended to produce monosilicon while JZPTD’s intended business is to produce polysilicon. Both types of silicon are used to manufacture solar panels.

Management believed that profit margin of monosilicon production was low as compared to polysilicon and thus disposed of JSJST. At the time of disposal, JSJST was a development stage company with no operations.

JZPTD also contracted with JSJST to supply to JSJST, subject to agreement on definitive terms and conditions, a minimum quantity of polysilicon from 2007 to 2009. The purchase price will be determined on a quarterly basis and be equal to 97% of the average market price for the comparable product during the preceding quarter. In the year ended December 31, 2007, sales to JSJST amounted to $6,901.

In the year ended December 31, 2007, sales by JZPTD to one of its minority shareholder amounted to $569. As at December 31, 2007, JZPTD received a sales advance of $110 from the minority shareholder. The advance has been included under accrued expenses and other current liabilities.

In September 2007, amounts due for acquisition of JZPTD of $13,816 and $2,558 were paid to Guotai Energy Investments Limited (“Guotai Energy”) and Beijing Zhongneng Renewable Energy Investments Limited, respectively, companies majority owned by our Chairman.

In September 2007, JZPTD repaid the amount payable of $12,298 to Guotai for the purchase of JSJST.

15. Restricted assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined by PRC accounting standards and regulations. Approvals from relevant governmental authorities are required for capital reduction or payments out of capital. In addition, the relevant regulations of PRC require annual appropriations of 10% of net after-tax income to be set aside to statutory reserves prior to payment of any dividends. During the year ended December 31, 2007, the Group made total appropriations of $1,852 to the statutory reserve.

As a result of these restrictions and the pledge of JZPTD for the floating rate bonds, JZPTD is restricted in its ability to transfer a portion of its net assets to the Company either in the form of dividends, loans or advances.

As of December 31, 2006 and 2007, the restricted portion in aggregate amounted to approximately $16,472 and $62,107 respectively.

The Group also had restricted cash of $13,802 as at December 31, 2007.

16. Subsequent events

(a)	On February 25, 2008, the Company repurchased 5,000,000 ordinary shares for a total consideration of $7,000. The repurchased shares have been cancelled.

(b)	Pursuant to the Company’s resolution dated on February 29, 2008, the two share options granted by the Company on August 15, 2007 have been cancelled (Note 12). On the same date, the Company granted additional 5,000,000 share options to its directors, consultants and employees with exercise price of $0.5 per share.

The options can only be exercised after either (i) a public listing of the Company; or (ii) certain events constitute a change in control of the Company prior to public listing of the Company and the management has elected to accelerate the exercisability of the options. If either of the foregoing conditions are not satisfied, the options will lapse.

The options granted are exercisable following the expiry of one year after the public listing of the Company and may not end on a date later than the expiry of 10 years from the date of grant. The options vest 25% each year over a period of four years.

The fair value of the options as of grant date is in the process of determination by the Company.

GCL SILICON TECHNOLOGY HOLDINGS INC.

SCHEDULE 1

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

BALANCE SHEET

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2006	December 31, 2007
	(Successor)	(Successor)
CURRENT ASSETS
Cash and cash equivalents	$2	$—
Restricted cash	—	2,901
Prepaid expenses and other current assets	—	472

	2	3,373
Investments in subsidiaries, net	18,164	73,237
Deferred financing costs	—	2,140

TOTAL ASSETS	$18,166	$78,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$4	$313
Amounts due for acquisition of JZPTD	16,374	—

Total current liabilities	16,378	313

Floating rate bonds	—	62,099

	16,378	62,412

Series A convertible redeemable preferred shares ($0.00001 par value; no shares authorized and issued as of December 31, 2006 and 50,000,000 shares authorized and 16,667,000 issued and outstanding as of December 31, 2007)	—	21,111

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares ($0.00001 par value; 1,000,000,000 shares authorized and 1,000,000,000 issued as of December 31, 2006 and 100,000,000,000 and 983,333,000 shares authorized and issued as of December 31, 2007)	10	10
Additional paid-in capital	1,990	15,009
Accumulated deficit	(212)	(23,119)
Accumulated other comprehensive income	—	3,327

Total shareholders’ equity (deficit)	1,788	(4,773)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$18,166	$78,750

GCL SILICON TECHNOLOGY HOLDINGS INC.

SCHEDULE 1

STATEMENT OF OPERATIONS

(In thousands of U.S. dollars, except share data)

	From November 13, 2006 (date of inception) to December 31, 2006	For the year ended December 31, 2007
	(Successor)	(Successor)
REVENUE	$—	$—
OPERATING EXPENSES
General and administrative	(3)	(919)

Total operating expenses	(3)	(919)

OPERATING LOSS	(3)	(919)
NON-OPERATING EXPENSE
Interest income	1	25
Interest expenses	—	(3,167)

Total non-operating expenses	1	(3,142)

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(2)	(4,061)
Share of results of subsidiaries	(210)	2,265

NET LOSS	(212)	(1,796)
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—	(1,111)

NET LOSS ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES	$(212)	$(2,907)

GCL SILICON TECHNOLOGY HOLDINGS INC.

SCHEDULE 1

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Accumulated Total Shareholders’ Equity	Total Comprehensive (Loss)/Income
	Shares	Amount
Shares at inception	1,000,000,000	$10	$(10)	$—	$—	$—	$
Contributions from shareholders	—	—	2,000	—	—	2,000
Net loss	—	—	—	(212)	—	(212)		(212)

BALANCE AT DECEMBER 31, 2006	1,000,000,000	10	1,990	(212)	—	1,788		(212)

Foreign currency translation adjustment from a subsidiary	—	—	—	—	3,327	3,327		3,327
Contributions from shareholders	—	—	13,019	—	—	13,019
Ordinary shares redesignated as Series A convertible redeemable preferred shares	(16,667,000)	—	—	(20,000)	—	(20,000)
Deemded distribution on Series A convertible redeemable preferred shares	—	—	—	(1,111)	—	(1,111)
Net loss	—	—	—	(1,796)	—	(1,796)		(1,796)

BALANCE AT DECEMBER 31, 2007	983,333,000	$10	$15,009	$(23,119)	$3,327	$(4,773)		$1,531

GCL SILICON TECHNOLOGY HOLDINGS INC.

SCHEDULE 1

STATEMENT OF CASH FLOWS

(In thousands of U.S. dollars)

	From November 13, 2006 (date of inception) to December 31, 2006	For the year ended December 31, 2007
	(Successor)	(Successor)
OPERATING ACTIVITIES
Net loss	$(212)	$(1,796)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of discount and deferred financing costs on floating rate bonds	—	2,487
Share of results of subsidiaries	210	(2,265)
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	4	309
Prepaid expenses and other current assets	—	(472)

Net cash provided by (used in) operating activities	2	(1,737)

INVESTING ACTIVITIES
Capital contribution to JZPTD	(2,000)	—
Capital contributed to a subsidiary	—	(49,481)
Acquisition of JZPTD	—	(16,374)
Increase in restricted cash	—	(2,901)

Cash used in investing activities	—	(68,756)

FINANCING ACTIVITIES
Proceeds from issuance of floating rate bonds	—	60,000
Contribution from shareholders	2,000	13,019
Financing costs incurred for floating rate bonds	—	(2,528)

Net cash provided in financing activities	2,000	70,491

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	2	(2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2	$—

NON-CASH INVESTING ACTIVITIES
Acquisition of JZPTD	$16,374	—

GCL SILICON TECHNOLOGY HOLDINGS INC.

SCHEDULE 1

NOTE TO SCHEDULE 1

1. Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2006 and 2007, $16,472 and $62,107, respectively of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the period from November 13, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007.

2. Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in JZPTD and its subsidiary JSJST.

GCL SILICON TECHNOLOGY HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2007	June 30, 2008	June 30, 2008 Pro Forma (Note 16)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$40,067	$151,661	$132,439
Restricted cash	13,802	54,486	53,708
Accounts receivable	6,333	287
Inventories	916	6,556
Prepaid expenses and other current assets	2,468	8,548
Amount due from an affiliated company	138	—

Total current assets	63,724	221,538	201,538

Property, plant and equipment, net	141,731	306,975
Deposits for purchase of plant and equipment	16,677	131,381
Deposit for purchase of land use right	390	2,449
Land use right	8,163	7,940
Deferred financing costs	2,140	1,497	—
Deferred tax assets	145	12

TOTAL ASSETS	$232,970	$671,792	$650,295

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,608	3,345
Accrued expenses and other current liabilities	15,135	33,680
Advances from customers	2,927	36,590
Bank borrowings	22,028	95,847
Other deferred income	—	478
Income taxes payable	4,359	—
Loans from and other amounts due to affiliated companies	14,891	17,471
Distribution payable	—	—	240,625

Total current liabilities	60,948	187,411	428,036
Floating rate bonds	62,099	65,789	—
Convertible bonds	—	—	446,875
Bank borrowings	58,650	110,219
Advance from customers under long-term sales arrangements	—	113,743
Deferred revenues	—	23,495
Other deferred income	—	6,458

TOTAL LIABILITIES	181,697	507,115	1,128,826

Commitments and contingencies (note 14)
MINORITY INTEREST	34,935	81,150	81,150

Series A convertible redeemable preferred shares ($0.00001 par value; 50,000,000 shares authorized and 16,667,000 shares issued and outstanding as of December 31, 2007 and June 30, 2008; no shares outstanding on a pro-forma basis as of June 30, 2008)	21,111	22,778	—

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares ($0.00001 par value; 100,000,000,000 shares authorized and 983,333,000 shares issued as of December 31, 2007; 100,000,000,000 shares authorized and 978,333,000 shares issued as of June 30, 2008; 1,022,183,400 shares outstanding on a pro-forma basis as of June 30, 2008)	10	10	10
Additional paid-in capital	15,009	8,009	76,576
(Accumulated deficit) retained earnings	(23,119)	43,287	(645,710)
Accumulated other comprehensive income	3,327	9,443	9,443

Total shareholders’ (deficit) equity	(4,773)	60,749	(559,681)

TOTAL LIABILITIES, MINORITY INTEREST, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$232,970	$671,792	$650,295

See notes to the unaudited condensed consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	For the six months ended June 30,
	2007	2008
REVENUES
Third party sales	$—		$153,690
Related party sales			19,917

Total revenues	—		173,607
Cost of revenues	—		(48,730)

GROSS PROFIT	—		124,877

OPERATING EXPENSES
General and administrative	(8,978)		(6,640)

OPERATING (LOSS) INCOME	(8,978)		118,237

NON-OPERATING (EXPENSES) INCOME
Interest income	109		582
Amortization of other deferred income	—		232
Interest expenses	(1,482)		(7,042)
Other non-operating income (expenses)	1		(747)
Gain on disposal of JSJST	566		—

Total non-operating expenses	(806)		(6,975)

(LOSS) INCOME BEFORE INCOME TAX AND MINORITY INTEREST	(9,784)		111,262
Income tax credit (expenses)	2		(297)

(LOSS) INCOME BEFORE MINORITY INTERESTS	(9,782)		110,965
Minority interest	1,336		(42,892)

NET (LOSS) INCOME	(8,446)		68,073
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—		(1,667)

NET (LOSS) INCOME ATTRIBUTABLE TO HOLDERS OF ORDINARY SHARES	$(8,446)		$66,406

(LOSS) EARNINGS PER SHARE:
Basic—ordinary share	$(0.0084)		$0.0666
Basic—convertible redeemable preferred share	—		$0.1667
Diluted—ordinary share	$(0.0084)		$0.0665

WEIGHTED AVERAGE SHARES USED IN (LOSS) EARNINGS PER SHARE CALCULATION
Basic—ordinary share	1,000,000,000		979,843,989
Basic—convertible redeemable preferred share	—		16,667,000
Diluted—ordinary share	1,000,000,000		981,436,130

PRO FORMA (LOSS) EARNINGS PER ORDINARY SHARE
Basic		$	[ ]

Diluted		$	[ ]

WEIGHTED AVERAGE SHARES USED IN PRO FORMA (LOSS) EARNING PER ORDINARY SHARE
Basic		$	[ ]

Diluted		$	[ ]

See notes to the unaudited condensed consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount
BALANCE AT JANUARY 1, 2007	1,000,000,000	$10	$1,990	$(212)	$—	$1,788
Foreign currency translation adjustment	—	—	—	—	735	735	735
Contributions from shareholders	—	—	13,009	—	—	13,009
Net loss	—	—	—	(8,446)	—	(8,446)	(8,446)

BALANCE AT JUNE 30, 2007	1,000,000,000	$10	$14,999	$(8,658)	$735	$7,086	$(7,711)

BALANCE AT JANUARY 1, 2008	983,333,000	$10	$15,009	$(23,119)	$3,327	$(4,773)
Foreign currency translation adjustment	—	—	—	—	6,116	6,116	6,116
Repurchase of shares	(5,000,000)	—	(7,000)	—	—	(7,000)
Deemed distribution on Series A convertible redeemable preferred shares	—	—	—	(1,667)	—	(1,667)
Net income	—	—	—	68,073	—	68,073	68,073

BALANCE AT JUNE 30, 2008	978,333,000	$10	$8,009	$43,287	$9,443	$60,749	$74,189

See notes to the unaudited condensed consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended June 30
	2007	2008
OPERATING ACTIVITIES
Net (loss) income	$(8,446)	$68,073
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Land use right expense	127	83
Depreciation of property, plant and equipment	52	4,626
Amortization of discount and deferred financing costs on floating rate bonds	—	4,371
Amortization of other deferred income	—	(232)
Gain on disposal of JSJST	(566)	—
Minority interest	(1,336)	42,892
Deferred taxes	(2)	138
Changes in operating assets and liabilities:
Decrease in accounts receivable	—	6,419
Increase in inventories	—	(5,586)
Increase in prepaid expenses and other current assets	(599)	(5,319)
Increase in accounts payable	—	1,642
Increase (decrease) in accrued expenses and other current liabilities	1,740	(5,381)
Increase in advances from customers	—	147,233
Increase in deferred revenues	—	23,495
Decrease in income tax payables	—	(4,511)
Increase (decrease) in amounts due to affiliated companies	3,349	(8)

Net cash (used in) provided by operating activities	(5,681)	277,935

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35,158)	(119,259)
Deposits for purchase of plant and equipment	(14,044)	(130,642)
Deposit for purchase of land use right	—	(2,059)
Increase in restricted cash	—	(40,041)
Proceeds from government subsidy	—	6,890
Purchase of land use right	(84)	—
Disposal of land use right	—	595
Disposal of JSJST (net of cash equivalents disposed of $908)	12,034	—
Repayment received from an affiliated company	17,925	138

Net cash used in investing activities	(19,327)	(284,378)

FINANCING ACTIVITIES
Proceeds from bank borrowings	38,906	130,837
Repayment of bank borrowings	—	(10,205)
Repayment of other borrowings	(12,557)	—
Advances from affiliated companies	—	16,312
Repayment of loans from affiliated companies	—	(14,269)
Contributions from shareholders	13,009	—
Repurchase of shares	—	(7,000)
Cash contributed to a subsidiary by minority shareholders	3,565	—

Net cash provided by financing activities	42,923	115,675

NET INCREASE IN CASH AND CASH EQUIVALENTS	17,915	109,232
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,033	40,067
Effect of foreign exchange on cash and cash equivalents	134	2,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,082	$151,661

SUPPLEMENT DISCLOSURES OF CASH FLOWS
Interest paid (net of interest capitalized)	$1,482	$2,146
Income tax paid	—	4,670

NON-CASH INVESTING ACTIVITIES
Purchase of property, plant and equipment	$8,729	$21,432

See notes to the condensed unaudited consolidated financial statements.

GCL SILICON TECHNOLOGY HOLDINGS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1. Basis of Preparation

The accompanying unaudited condensed consolidated financial statements include the financial information of GCL Silicon Technology Holdings Inc. (the “Company”), its subsidiaries and its variable interest entity (“VIE”) Taixing Zhongneng Far East Polysilicon Technology Development Co., Ltd. (“Taixing”), (collectively, the “Group”). Taixing, a development stage enterprise, was incorporated in the People’s Republic of China (“PRC”) on June 12, 2008 by the Company and an independent third party. Although the Company owns a majority of the equity ownership of Taixing, the voting rights are disproportionately lower than its share of residual return in Taixing. Taixing will produce trichlorosilane, a raw material for producing polysilicon, exclusively to the Company. As a result, the Company is determined to be the primary beneficiary of Taixing and has consolidated Taixing since its establishment.

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and the accounting principles generally accepted in the United States of America for interim financial reporting. The results of operations for the six months ended June 30, 2007 and 2008 are not necessarily indicative of the results for the full year.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2007. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

2. Summary of significant accounting policies

(a) Revenue recognition

In the period ended June 30, 2008, the Group entered into supply arrangements for the sales of polysilicon and wafers. These contracts provide for supply of specified volumes and pre-set pricing that decreases over the terms of the arrangements. Revenues under long-term arrangements have been recognized in the statement of operations using the weighted average price over the contractual term. Revenues relating to future price decreases under these arrangements have been classified as a liability on the balance sheet and reported as deferred revenues.

(b) Other deferred income

Other deferred income represents non-refundable cash subsidy received by Jiangsu Zhongneng Polysilicon Technology Development Co. Ltd. (“JZPTD”) from the local PRC government. The subsidy was received as compensation for interest costs incurred in the construction of the manufacturing facility. The subsidy is allocated to income over the useful lives of plant and equipment.

(c) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. The Group has determined that its convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and convertible redeemable preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method and (b) the if-converted method.

(d) Derivative financial instruments

The Company has entered into derivative financial instruments such as foreign currency forward contracts to manage its risks on foreign currency borrowings. Derivative financial instruments are initially recognized at fair value and subsequently remeasured at their fair values with changes in fair value included in determination of net income. Net loss of $78 on change in fair value of forward contracts has been recognized in determination of net income.

As of June 30, 2008, the Company has two US dollar and two Euro forward contracts outstanding with aggregate notional amounts of $11,433 and Euro12,269, respectively.

(e) Information on major customers

Revenue from sales transactions with the Group’s three largest customers were 19%, 12% and 11% of the total revenues for the six month period ended June 30, 2008. No other customer contributed in excess of 10% of total revenues.

(f) Recent accounting pronouncements

In September 2006 the FASB issued Statement No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material effect on the financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of SFAS 115” (“SFAS 159”). SFAS 159 provides companies with the option to report selected financial assets and liabilities at fair value. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have a material effect on the financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination” (“SFAS No. 141R”). The statement requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report net income attributable to both the parent and noncontrolling (minority) interests in subsidiaries in the consolidated financial statements. Moreover, SFAS

No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivate Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivate instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group will adopt SFAS No. 161 on January 1, 2009.

3. Inventories

Inventories are as follows:

	December 31, 2007	June 30, 2008
Raw materials	$270	$1,158
Work-in-progress	561	3,395
Finished goods	85	2,003

	$916	$6,556

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets are as follows:

	December 31, 2007	June 30, 2008
Deferred offering costs	$472	$3,116
Prepayment for purchase of raw materials	1,563	3,611
Others	433	1,821

Total	$2,468	$8,548

5. Property, plant and equipment, net

	December 31, 2007	June 30, 2008
Cost
Buildings	$20,834	$46,716
Plant and machinery	105,599	212,692
Furniture, fixtures and equipment	2,950	4,586
Motor vehicles	679	1,214

	130,062	265,208
Less: Accumulated depreciation	(2,424)	(7,308)

Sub-total	127,638	257,900
Construction in progress	14,093	49,075

Property, plant and equipment, net	$141,731	$306,975

Depreciation expense for the six months ended June 30, 2007 and 2008 were $52 and $4,626, respectively. No impairment loss was recognized in any of the periods presented.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities are as follows:

	December 31, 2007	June 30, 2008
Accrued interest	$393	$918
Accrued employee benefits	1,416	717
Payables for purchase of property, plant and equipment	6,330	21,432
Wafer processing fee payable	—	1,629
Valued-added tax payable	5,846	4,636
Others	1,150	4,348

Total	$15,135	$33,680

7. Bank borrowings

Bank borrowings consist of the following:

	December 31, 2007	June 30, 2008
Short-term bank borrowings
Term loans	$8,260	$76,895

Long -term bank borrowings
Term loans (maturity by 2010)	72,418	129,171
Less: current portion	(13,768)	(18,952)

Total long-term borrowings	$58,650	$110,219

Short-term bank borrowings had a weighted average interest rate of approximately 6.82% and 7.62% as of December 31, 2007 and June 30, 2008, respectively. As of December 31, 2007, short-term bank borrowings were denominated in Renminbi. As of June 30, 2008, short-term bank borrowings of $47,674, $18,304 and $10,917 were denominated in Renminbi, Euro and US dollars, respectively. As of June 30, 2008, short-term bank borrowings were unsecured except for amounts of $29,220 which were secured by JZPTD’s restricted cash.

Long-term bank borrowings were denominated in Renminbi and had a weighted average interest rate of approximately of 7.47% and 8.00% as of December 31, 2007 and June 30, 2008, respectively. According to the laws of the PRC, rates may be adjusted annually based on the interest rates determined by the People’s Bank of China. Long-term bank borrowings were unsecured except for amounts of $58,317 which were secured by JZPTD’s plant and machinery.

As of June 30, 2008, bank borrowings of $50,444 are guaranteed by Guotai Energy Investments Limited, a company controlled by the Chairman of the Company.

Bank borrowings are repayable as follows:

Due by June 30, 2009	$95,847
Due by June 30, 2010	100,013
Due by December 31, 2010	10,206

206,066
Current portion	(95,847)

Non-current portion	$110,219

8. Floating rate bonds

On September 10, 2007, the Group issued floating rate bonds for a principal amount of $60,000 (“floating rate bonds”) to an independent third-party (the “Bond Holder”).

Covenants—The following covenants are applicable as of June 30, 2008:

(a)	Consolidated cash flow from operations under U.S. GAAP, at the end of each quarter from March 31, 2008 and thereafter, shall be at least four times the finance costs. During the three months period ended March 31, 2008 and June 30, 2008, the consolidated cash flow from operations was approximately 25 and 53 times the finance costs, respectively;

(b)	For the six months period ended June 30, 2008 and each quarter thereafter, the operating cash flow of JZPTD shall be at least three times the total debt of JZPTD. During the six months period ended June 30, 2008, the operating cash flow of JZPTD was approximately 16 times the total debt of JZPTD;

(c)	Consolidated debt shall not exceed annualized consolidated earnings before interest, income tax, depreciation and amortization (“EBITDA”) by three times at the end of each quarter from June 30, 2008 and thereafter. During the three months period ended June 30, 2008, the consolidated debt was approximately two times the annualized EBITDA as of June 30, 2008; and

(d)	JZPTD’s debt to equity ratio shall not exceed 2.5 times for the three months period ended March 31, 2008 and 2.0 in each quarter thereafter; As of March 31, 2008 and June 30, 2008, JZPTD’s debt to equity ratio was approximately 0.6 and 0.9 times, respectively.

The $60,000 principal of the floating rate bonds was recorded as debt at issuance and has been subsequently accreted to $65,789 as of June 30, 2008.

The fair value of the floating rate bonds was approximately $70,496, as of June 30, 2008, which included the fair values of the conversion option of $5,257 and other embedded derivatives of $0, respectively. The fair value was determined by the Group with assistance from an independent valuation specialist.

The assumptions adopted for the contemporaneous valuation of the floating rate bonds as of June 30, 2008 under the Black-Scholes model are as follows:

(1)	Risk Free Interest Rate—2.34% was used by reference to the yield of a 1 year U.S. Treasury Bond;

(2)	Volatility—65.56% for the underlying share price has considered the historical price movements of comparable companies;

(3)	Dividend Yield- assumed to be 0% per annum;

(4)	The probability of the exercise of other call/put options including the strike adjustment is insignificant.

9. Capital structure

On February 25, 2008, the Company repurchased 5,000,000 ordinary shares for a total consideration of $7,000. The repurchased shares have been cancelled.

10. Convertible redeemable preferred shares

On August 29, 2007, a shareholder transferred 16,667,000 ordinary shares of the Company to certain investors that were immediately redesignated as 16,667,000 Series A convertible redeemable preferred shares (“the preferred shares”).

Under the terms of the preferred shares agreement, if the consolidated earnings before interest and income tax for the period from January 1, 2007 to March 31, 2008 is less than $20,000, the preferred shareholders have a right to put the preferred shares for redemption at 150% of the preferred share issue price plus any accrued and unpaid dividends to the Company or to Happy Genius Holdings Limited (“HG”), the immediate holding company of the Company. For the period from January 1, 2007 to March 31, 2008, the consolidated earnings before interest and income tax was $45,158.

11. Income taxes

The Company is tax exempt under the laws of the Cayman Islands. GCL HK is subject to Hong Kong profit tax rate of 17.5% on profits earned in Hong Kong. JZPTD and Taixing are subject to PRC Enterprise Income Tax (“EIT”). During the six months period ended June 30, 2007 and 2008, the Group’s EIT rate is 33% less a 3% exemption of local income tax and 25%, respectively.

JZPTD is a foreign invested enterprise in PRC. It is entitled to full tax exemption for two years and 50% reduction in the following three years. The exemption commences in the first profitable year after offsetting all unexpired tax losses carried forward. As there were less than six months operations in 2007, JZPTD elected to defer the commencement of the tax exemption period to 2008.

The Company’s income tax (benefit) expenses represents:

	Six Months Ended June 30
	2007	2008
Underprovision of PRC EIT in prior years	$—	$159
Deferred tax (benefit) expenses	(2)	138

	$(2)	$297

The deferred income tax assets and liabilities as of June 30, 2008, consisted of the following:

	December 31, 2007	June 30, 2008
Deferred tax assets
Pre-operating costs	$1,817	$1,725
Others	514	390
Valuation allowance	(1,798)	(1,550)

Total deferred tax assets	533	565

Deferred tax liabilities
Land use right	$(174)	$(182)
Property, plant and equipment, net	(214)	(371)

Total deferred tax liabilities	(388)	(553)

Non-current deferred tax assets	$145	$12

Valuation allowance has been recorded to the extent deferred tax assets are expected to expire in JZPTD’s tax exemption period.

12. Share-based compensation

On August 15, 2007, the directors of the Company approved a share option plan (“Plan”) to grant options to its employees and directors to purchase ordinary shares of the Company subject to vesting requirements. The total number of ordinary shares which may be issued upon exercise of all options shall not exceed 5% of the total number of issued ordinary shares as of August 15, 2007. The options have an exercise price of $0.5 per share. The options can only be exercised after either (i) a public listing of the Company; or (ii) on occurrence of certain events which constitute a change in control of the Company prior to public listing of the Company and the management has elected to accelerate the exercisability of the options. If either of the foregoing conditions are not satisfied, the options will lapse.

On August 15, 2007, the Company granted two options to one of the Company’s directors and one employee to purchase 2,000 ordinary shares of the Company. On February 29, 2008, the two options were cancelled. On the same date, the Company granted additional five million share options to its directors, consultants and employees to purchase 50,000,000 ordinary shares of the Company with exercise price of $0.5 per share. Each option is exercisable into 10 ordinary shares. The options granted become exercisable following the expiry of one year after the public listing of the Company and must be exercised within 10 years from the date of grant. The options vest each year over a period of four years. The total fair value of the options at the grant date was $69,442 and has been determined by a contemporaneous valuation using the binomial options pricing model with assistance from an independent valuation specialist. No compensation cost related to the options grant has been recognized for the six months period ended June 30, 2008, as the vesting period is based on occurrence of events stated above.

A summary of option activity as of June 30, 2008 is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining Contractual life	Weighted average fair value of share options at grant date	Aggregate intrinsic value
OUTSTANDING AT JANUARY 1, 2008	2	$0.5
Granted on February 29, 2008	5,000,000	0.5		$13.89
Cancelled on February 29, 2008	(2)	0.5

OUTSTANDING AT JUNE 30, 2008	5,000,000	$0.5	9.7		90,765

As of June 30, 2008, none of the outstanding options were vested and no option was available for future grant.

The assumptions used in determining the fair value of the options were as follows:

(1)	Risk Free Interest Rate—3.71%

Risk free interest rate was referenced to the yield of a ten year U.S. Treasury Bond and annual dividend was assumed to be zero.

(2)	Volatility—60.65%

Expected volatility is estimated based on daily stock prices of comparable listed companies.

(3)	Dividend Yield—0%

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Sub-optimal factor—1.5

The sub-optimal indicates the correlation between the employees exercise behaviour and the underlying share price. It is expected that the employees may exercise the options when the share price is 1.5 times the exercise price.

12. (Loss) earnings per share

The calculation of (loss) earnings per share is as follows:

	Six Months Ended June 30,
	2007		2008
Net (loss) income	$(8,446)		$68,073
Deemed distribution to Series A convertible redeemable preferred shares—accretion of redemption premium	—		(1,667)

Net (loss) income attributable to holders of ordinary shares	$(8,446)		$66,406

Numerator used in basic and diluted (loss) earnings per share:
Net (loss) income allocated for computing (loss) earnings per ordinary share—basic	(8,446	)(i)	65,295

Net (loss) income allocated for computing (loss) earnings per Series A convertible redeemable preferred share—basic	—	(i)	2,778

Net (loss) income allocated for computing (loss) earnings per ordinary share—diluted	(8,446)		65,252

Denominator used in basic and diluted (loss) earnings per share:
Weighted average ordinary shares outstanding used in computing (loss) earnings per ordinary share—basic	1,000,000,000		979,843,989

Weighted average shares outstanding used in computing (loss) earnings per series A convertible redeemable preferred share—basic	N/A		16,667,000

Weighted average ordinary shares outstanding used in computing (loss) earnings per ordinary share—diluted	1,000,000,000	(ii)	981,436,130

(Loss) earnings per ordinary share—basic	(0.0084)		0.0666

(Loss) earnings per Series A convertible redeemable preferred shares—basic	N/A		0.1667

(Loss) earnings per ordinary share—diluted	(0.0084)		0.0665

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and Series A convertible redeemable preferred shares in a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share—basic also contained the deemed dividend for accretion of the redemption premium

(ii)

The Group has securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income per share in the six-months ended June 30, 2008 as their effects would have been anti-dilutive. Such outstanding securities consisted of floating rate bonds convertible into a weighted average number of 27,320,000 ordinary shares. There is no potential dilutive securities for the six-months period ended June 30, 2007. The calculation of the weighted average number of ordinary shares for the six-months period ended June 30, 2008 for the purpose of diluted earnings per ordinary share has included the effect of share options of a weighted average number of 33,516,484, which results in an incremental weighted average number of 1,592,141 ordinary shares from the assumed conversion of these share options using the treasury stock method.

14. Commitments

Capital commitments

As of June 30, 2008, the Group has capital commitments totalling $392,226 related to construction of its production facilities and purchase of plant and machinery.

Lease commitments

The Group leases certain office premises and buildings under non-cancellable leases. Rental expenses under operating lease for the six months period ended June 30, 2007 and 2008 were $27 and $99, respectively.

As of June 30, 2008, future minimum lease payments under non-cancellable operating leases agreements were as follows:

Within 1 year	$160
Between 1 and 2 years	58

Total	$218

Other commitments

During the six month period ended June 30, 2008, the Group entered into long-term polysilicon and wafer supply agreements under which the Group contracted to supply specified volumes of polysilicon and wafers during the period commencing April 2008 to December 2015. The selling price declines over the agreement period and is not subject to renegotiation. The customers are required to make an interest-free advance. Such advance is deductible from payment for sales starting from January 2010. As of June 30, 2008, $113,743 of such amount was received and was recorded as advances from customers under non-current liabilities.

15. Related parties transactions

(a) Transactions with affiliated companies

The Group has made advances to Shanghai Creative Energy Company Limited (“Shanghai Creative”), a company whose principal shareholder is also a director of JZPTD, for acquisition of property, plant and equipment on behalf of the JZPTD. As of December 31, 2007 and June 30, 2008, outstanding amounts of $4,148 and $0 deposited with Shanghai Creative, respectively, were included in deposits for purchase of plant and equipment.

Shanghai Creative has also paid certain administrative expenses on behalf of the Group. The outstanding balance as of December 31, 2007 and June 30, 2008 were $827 and $379, respectively.

The Group paid management fees to Golden Concord (Hong Kong) Holdings Limited, an affiliate company controlled by the Chairman, amounting to $360 and $816 for the six months period ended June 30, 2007 and 2008, respectively.

As of December 31, 2007, there was a short-term advance from the Group to Xuzhou Economic Development Zone Electricity Company Limited, a company controlled by the Chairman. The outstanding balance as of December 31, 2007 was $138 and was repaid during the six months period ended June 30, 2008.

(b) Loans and other amounts due to affiliated companies

The Group borrowed funds from Taicang Harbour Golden Concord Electric-Power Generation Co., Ltd. (“Taicang Electric”), a company of which our Chairman is a principal shareholder, to fund the construction of the production facilities. The loan was unsecured, carried interest of approximately 6.49% per annum and was repayable on demand. During the six months period ended June 30, 2007 and 2008, interest paid or payable to Taicang Electric was $417 and $54, respectively. As of December 31, 2007, the outstanding loans payable to Taicang Electric was $13,789 and was repaid in January 2008.

Golden Concord (Hong Kong) Holdings Limited, a company controlled by the Chairman of the Company paid certain administrative expenses on behalf of the Group. The outstanding balances as of December 31, 2007 and June 30, 2008 was $165 and $780, respectively.

During the six months period ended June 30, 2007 and 2008, the Group incurred rental expenses of $54 and $56, respectively, to Shanghai Yueyuan Machinery Company Limited, an affiliate company controlled by the Chairman. The outstanding balance as of December 31, 2007 and June 30, 2008 were $110 and $0, respectively.

JZPTD contracted to supply JSJST a minimum quantity of polysilicon from 2007 to 2009. The contract was subsequently cancelled in June 2008. JSJST ceased to be an affiliated company of the Company on June 10, 2008. During the period from January 1, 2008 to June 10, 2008, sales to JSJST amounted to $19,917.

During the six months period ended June 30, 2008, the Group borrowed funds from Zibo Baokai Trading Company Limited, a minority shareholder of Taixing. The advance was unsecured, interest free and repayable on demand. As of June 30, 2008, the outstanding balance was $1,312.

During the six months period ended June 30, 2008, the Group entered into a promissory note with HG, the immediate holding company of the Company. The note was unsecured, interest free and repayable at the earlier of the listing date and June 20, 2009. The Company is required to pay HG’s costs incurred in connection with the negotiation, preparation and execution of the promissory note. As of June 30, 2008, the outstanding balance was $15,000.

16. Pro forma information

The pro forma balance sheet information as of June 30, 2008 assumes (i) the redemption and conversion upon completion of the initial public offering (“IPO”) of the convertible redeemable preferred shares and floating rate bonds into ordinary shares and (ii) distribution to shareholders of (a) cash payment of $240,625 and (b) issuance of convertible bonds with principal value of $446,875.

Pro forma basic and diluted income per ordinary share for the six months period ended June 30, 2008 is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus (i) the number of ordinary shares resulting from the assumed conversion of the outstanding convertible redeemable preferred shares, floating rate bonds and the convertible bonds; (ii) the number of shares whose proceeds would be necessary to pay the cash dividend in excess of the current period’s earnings; and (iii) share distributions to be made to shareholders (see note 18) as of January 1, 2008. Floating rate bonds are assumed to be converted into ordinary shares using a rate of 2.732% on the aggregate number of outstanding ordinary shares and convertible redeemable preferred shares as of January 1, 2008. Shares used in determining pro forma basic and diluted earnings per shares for the six months period ended June 30, 2008 are as follows:

Shares used in calculating basic earnings per share on a pro forma basis:

Weighted average shares outstanding in computing basic earnings per share	979,843,989
Ordinary shares as a result of redeemable preferred shares and floating rate bonds conversion	43,987,000
Issuance of ordinary shares for distribution proceeds	[	]
Issuance of ordinary shares as share distribution	268,537,970

	[	]

Shares used in calculating diluted earnings per share on a pro forma basis:

Weighted average shares outstanding in computing diluted earnings per share	981,436,130
Ordinary shares as a result of redeemable preferred shares and floating rate bonds conversion	43,987,000
Ordinary shares as a result of convertible bonds conversion	[	]
Issuance of ordinary shares for distribution proceeds	[	]
Issuance of ordinary shares as share distribution	268,537,970

	[	]

Income used in determining pro forma income per share for the six months period ended June 30, 2008 is as follows:

Net income attributable to holders of ordinary shares	$66,406
Plus: Deemed distribution to convertible preferred shares
— accretion of redemption premium	1,667
Interest expense related to floating rate bonds	4,564
Less: Deferred financing costs	(1,497)

Total pro forma net income	$71,140

17. Restricted assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined by PRC accounting standards and regulations. Approvals from relevant governmental authorities are required for capital reduction or payments out of capital. In addition, the relevant regulations of PRC require annual appropriations of 10% of net after-tax income should be set aside to statutory reserves prior to payment of any dividends. As of June 30, 2008, the balance of statutory reserve was $1,916.

As a result of these restrictions and the pledge of JZPTD for the floating rate bonds, JZPTD is restricted in its ability to transfer a portion of its net assets to the Company either in the form of dividends, loans or advances.

As of June 30, 2008, the restricted portion in aggregate amounted to approximately $144,344.

The Group also had restricted cash of $54,486 as at June 30, 2008. This amount consists of $778 placed in bank accounts which are restricted solely for the interest payments on floating rate bonds and an amount of

$53,708 placed in bank accounts as deposits for short-term letters of credit issued by a bank for purchase of plant machinery.

18. Subsequent events

(a) On July 18, 2008, the Company and its principal shareholders entered into an agreement under which concurrent with the initial public offering, the principal shareholders will transfer to the Company 100% ownership interest in Sun Wave Group Ltd. (“Sun Wave”) and Greatest Joy International Limited (“Greatest Joy”), entities which together own the 36% interest in JZPTD. Sun Wave and Greatest Joy are under the common control of the Chairman and were created for the sole purpose of holding their respective ownership interests in JZPTD. The transfer consideration will consist of (i) $240,625 in cash, (ii) the issue of bonds with a principal value of $446,875 and convertible into the Company’s ordinary shares and (iii) issue of 268,537,970 ordinary shares of the Company. The consideration will be settled concurrent with the closing of the IPO.

(b) In July 2008, JZPTD obtained certain Renminbi-denominated, unsecured and interest bearing bank borrowings of $77,707 of which $9,185, $53,943 and $14,579 are repayable in 2008, 2009 and 2010, respectively. These borrowings carry a weighted average interest rate at approximately 7.16%, which may be adjusted annually based on the interest rates determined by the People’s Bank of China.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we and the selling shareholders will be required to pay.

U.S. Securities and Exchange Commission registration fee		$33,896.25
FINRA filing fee		75,500.00
New York Stock Exchange listing fee
Legal fees and expenses
Accounting fees and expenses		900,000.00
Printing fees and expenses
Registered transfer agent fees
Miscellaneous

Total	$

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the New York Stock Exchange listing fee and the FINRA filing fee.

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the courts of the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, charges and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(1) or 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
Deutsche Bank AG	September 11, 2007	Mandatory redeemable bonds with the principal amount of $20,000,000	$20,000,000	None
Deutsche Bank AG	September 11, 2007	Convertible bonds with the principal amount of $40,000,000	$40,000,000	None
Happy Genius Holdings Limited	August 21, 2007	769,309 ordinary shares	No dollar consideration(1)	None
Mandra Materials Limited	August 21, 2007	225,591 ordinary shares	No dollar consideration(1)	None
Positive Rise Group Ltd.	August 21, 2007	5,000 ordinary shares	No dollar consideration(1)	None
Issuance under the 2007 share incentive plan	August 15, 2007	Options to purchase 200 ordinary shares	No dollar consideration	None
Issuance under the 2007 share incentive plan	February 29, 2008	Options to purchase 5,000,000 ordinary shares	No dollar consideration	None

(1)	The ordinary shares were issued in exchange for: (i) the transfer of a loan receivable in the amount of $15 million from Happy Genius Holdings Limited and (ii) the transfer of 1 share of Asia Silicon Technology Holdings Limited to us.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings

(1) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if securities are offered or sold to such purchaser by means of any of the following communication, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, S.A.R on September 15, 2008.

GCL SILICON TECHNOLOGY HOLDINGS INC.

By:	/s/ HUNTER JIANG
Name: Hunter Jiang
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ZHU GONGSHAN Zhu Gongshan	Chairman	September 15, 2008

* Zhang Songyi	Director	September 15, 2008

/s/ HUNTER JIANG Hunter Jiang	Chief Executive Officer (Principal Executive Officer) and Director	September 15, 2008

* Jason Li	Chief Financial Officer (Principal Financial Officer)	September 15, 2008

* Jason Li	Chief Accounting Officer (Principal Accounting Officer)	September 15, 2008

* CT Corporation System	Authorized Representative in the United States	September 15, 2008

* By:	/s/ ZHU GONGSHAN
Name: Zhu Gongshan
Attorney-in-fact

EXHIBIT INDEX

Exhibits	Description
1.1(2)	Form of Underwriting Agreement

3.1(2)	First Amended and Restated Memorandum and Articles of Association

3.2(2)	Second Amended and Restated Memorandum and Articles of Association

3.3(2)	Form of Third Amended and Restated Memorandum and Articles of Association

4.1(2)	Specimen Certificate for Ordinary Shares

4.2(2)	Share Purchase Agreement among TB Silicon Ltd., Benchmark Europe III, L.P. (as nominee for Benchmark Europe III, L.P., Benchmark Europe Founders’ Fund III L.P. and related individuals, acting by its manager Balderton Capital Management (UK) LLP), Asia Silicon Technology Holdings Inc. and Happy Genius Holdings Limited dated August 29, 2007

4.3(2)	Share Purchase Agreement by and among Guotai Energy Investment Ltd., Xuzhou Suyuan Group Ltd., Suyuan Group Ltd., Beijing Zhongneng Renewable Energy Investment Ltd., Asia Silicon Technology Holdings Inc. and Lianyungang Suyuan Group Ltd. dated November 29, 2006

4.4(2)	Share Purchase Agreement by and among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., Nanjing Linyang Electric Investment Co., Ltd. and Lianyungang Suyuan Group, Ltd. dated June 6, 2007

4.5(2)	Investors’ Rights Agreement among Asia Silicon Technology Holdings Inc., Happy Genius Holdings Limited, TB Silicon Ltd. and Benchmark Europe III, L.P. (as nominee for Benchmark Europe III, L.P., Benchmark Europe Founders’ Fund III L.P. and related individuals, acting by its manager Balderton Capital Management (UK) LLP) dated August 29, 2007

4.6(2)	Preferred Share Rights Agreement among Asia Silicon Technology Holdings Inc., Happy Genius Holdings Limited, TB Silicon Ltd. and Benchmark Europe III, L.P. (as nominee for Benchmark Europe III, L.P., Benchmark Europe Founders’ Fund III L.P. and related individuals, acting by its manager Balderton Capital Management (UK) LLP) dated August 29, 2007

4.7(2)	Amended Investors’ Rights Agreement among Asia Silicon Technology Holdings Inc., Happy Genius Holdings Limited, TB Silicon Ltd. and Benchmark Europe III, L.P. (as nominee for Benchmark Europe III, L.P., Benchmark Europe Founders’ Fund III L.P. and related individuals, acting by its manager Balderton Capital Management (UK) LLP) dated September 7, 2007

4.8(2)	Trust Deed constituting Tranche A U.S.$20,000,000 Floating Rate Secured Bonds due 2009 and Tranche B U.S.$40,000,000 Floating Rate Secured Convertible Bonds due 2009 convertible into shares of Asia Silicon Technology Holdings Inc. between Asia Silicon Technology Holdings Inc. and DB Trustees (Hong Kong) Limited dated September 10, 2007

4.9(2)	Subscription Agreement relating to Tranche A U.S.$20,000,000 Floating Rate Secured Bonds due 2009 and Tranche B U.S.$40,000,000 Floating Rate Secured Convertible Bonds due 2009 between Asia Silicon Technology Holdings Inc. and Deutsche Bank AG dated September 7, 2007

4.10(2)	Paying and Conversion Agency Agreement relating to Tranche A U.S.$20,000,000 Floating Rate Secured Bonds due 2009 and Tranche B U.S.$40,000,000 Floating Rate Secured Convertible Bonds due 2009 among Asia Silicon Technology Holdings Inc., Deustche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S.A. and DB Trustees (Hong Kong) Limited dated September 10, 2007

4.11(2)	Security Agreement relating to Tranche A U.S.$20,000,000 Floating Rate Secured Bonds due 2009 and Tranche B U.S.$40,000,000 Floating Rate Secured Convertible Bonds due 2009 between Asia Silicon Technology Holdings Inc. and DB Trustees (Hong Kong) Limited dated September 10, 2007

4.12(2)	Security Agreement relating to Tranche A U.S.$20,000,000 Floating Rate Secured Bonds due 2009 and Tranche B U.S.$40,000,000 Floating Rate Secured Convertible Bonds due 2009 between Asia Silicon Technology Holdings Limited and DB Trustees (Hong Kong) Limited dated September 10, 2007

Exhibits	Description
4.13(2)	English Translation of Agreement of Pledge Over Shares between Asia Silicon Technology Holdings Limited and DB Trustees (Hong Kong) Limited dated September 10, 2007

4.14(2)	Registration Rights Agreement between Asia Silicon Technology Holdings Inc., Mandra Materials Limited and Deutsche Bank AG dated September 10, 2007

4.15(2)	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.16(2)	Amended and Restated Registration Rights Agreement among GCL Silicon Technology Holdings, Inc., Deutsche Bank AG, Credit Suisse International, Asia Debt Management Hong Kong Limited and RCG Asia Opportunity Fund, Ltd. dated June 5, 2008

4.17(2)	English Translation of Supplementary Agreement I to the Share Transfer Agreement among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., Nanjing Linyang Power Investment Co., Ltd. and Jiangsu Qitian Group Co., Ltd. dated June 22, 2008

4.18	Form of Indenture between GCL Silicon Technology Holdings Inc. and Deutsche Bank Trust Company Americas, with respect to the 3% Convertible Senior Notes due 2010.

4.19(2)	Form of Conversion Registration Rights Agreement among GCL Silicon Technology Holdings Inc., Deutsche Bank AG and the Holders of the 3% Convertible Senior Notes due 2010

5.1	Opinion of Appleby, Cayman Islands counsel to the Registrant, as to the validity of the issuance of the ordinary shares

10.1(2)	Share Option Scheme adopted by Asia Silicon Technology Holdings Inc. pursuant to board resolutions dated August 15, 2007 and shareholder resolutions dated February 21, 2008

10.2(2)	English Translation of Form of Employment Contract

10.3(1)(2)	English Translation of License Agreement for Hydrochlorination Process among Xuzhou Southeast Polysilicon Materials Development & Research Co., Ltd., Hualu Engineering & Technology Co., Ltd. and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated December 20, 2007

10.4(2)	English Translation of Sino-Foreign Joint Venture Contract between Sun Far East Limited and Zibo Bao Kai Trading Co., Ltd. dated January 11, 2008

10.5(1)(2)	English Translation of Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated June 22, 2008

10.6(1)(2)	General Terms and Conditions of Contract and Appendices between Jiangsu Zhongneng Photovoltaic Industry Development Co., Ltd. and MSA Apparatus Construction for Chemical Equipment Ltd. dated June 27, 2007 and Supplemental Agreement to General Terms and Conditions of Contract and Appendices among Jiangsu Zhongneng Photovoltaic Industry Development Co., Ltd., MSA Apparatus Construction for Chemical Equipment Ltd. and Chemical Equipment Engineering Limited dated January 17, 2008

10.7(1)(2)	Sales Contract between Jiangsu Zhongneng Photovoltaic Industry Development Co., Ltd. and Tap Mate Limited dated February 4, 2008 and the related Guarantee Agreement among Jiangsu Zhongneng Photovoltaic Industry Development Co., Ltd., Tap Mate Limited and Shanghai Morimatsu Chemical Equipment Engineering Co., Ltd., dated February 4, 2008

10.8(1)(2)	Sales Contract between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Xi’an Nuclear Equipment Co., Ltd dated January 10, 2008

10.9(1)(2)	Sales Contract between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Kaiyuan Chemical Industry Machine Co., Ltd. dated January 29, 2008

Exhibits	Description
10.10(1)(2)	English Translation of Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Changzhou Trina Solar Energy Co., Ltd. dated March 29, 2008, and the Supplementary Agreement to the Polysilicon Supply Agreement dated August 19, 2008

10.11(1)(2)	English Translation of Wafer Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Jing Ao Solar Co., Ltd. dated April 7, 2008 and Supplementary Contract I to the Wafer Supply Agreement dated August 17, 2008

10.12(1)(2)	English Translation of Wafer Supply Contract between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Jiangsu AIDE Solar Energy Technology Co., Ltd. dated April 16, 2008

10.13(1)(2)	English Translation of Commissioned Processing Contract between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Changzhou Huasheng Hengneng Optoelectronics Co., Ltd. dated March 21, 2008

10.14(2)	English Translation of Agency Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Shanghai Creative dated May 12, 2006

10.15(2)	English Translation of Consultancy Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Shanghai Creative dated July 23, 2006

10.16(2)	English Translation of Office Leasing Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Shanghai Yueyuan Equipment and Machinery Co., Ltd. dated January 4, 2007

10.17(2)	English Translation of Entrusted Loan Trust Agreement between Taicang Harbour Golden Concord Electric-Power Generation Co., Ltd. and Bank of Jiangsu, Xuanwu Branch dated November 22, 2007

10.18(2)	English Translation of Entrusted Loan Facility Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Bank of Jiangsu, Xuanwu Branch dated November 22, 2007

10.19(1)(2)	Wafer Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Solarcell S.p.A. dated June 1, 2008

10.20(2)	Share Purchase Agreement among Happy Genius Holdings Limited, Mandra Silicon Limited and GCL Silicon Technology Holdings Inc. dated July 18, 2008

10.21(1)(2)	Wire Saw Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Meyer Burger AG dated June 27, 2008

10.22(1)(2)	Wire Saw Agreement, between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Miyamoto Trading Limited and the related Guarantee Agreement among Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., Nippei Toyama Corporation and Miyamoto Trading Limited, each dated June 27, 2008

10.23(2)	2008 Restricted Share Compensation Plan adopted by GCL Silicon Technology Holdings Inc. pursuant to a board resolution dated July 18, 2008 and a shareholder resolution dated July 18, 2008

10.24	Form of Exchange Agreement among GCL Silicon Technology Holdings Inc., Happy Genius Holdings Limited and the EB Holders specified in Schedule I to such Agreement

10.25(1)(2)	English Translation of Solar-grade Polysilicon Supply Agreement by and between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and JA Solar Technology Yangzhou Co., Ltd. dated August 17, 2008

10.26(1)(2)	English Translation of Solar-grade Polysilicon Supply Agreement by and between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Suzhou CSI Solar Power Technology Co., Ltd. dated August 20, 2008

10.27(1)(2)	English Translation of Solar-grade Wafer Supply Agreement by and between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Suzhou CSI Solar Power Technology Co., Ltd. dated August 20, 2008

Exhibits	Description
10.28(1)(2)	English Translation of Solar-grade Polysilicon Supply Agreement by and between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Wuxi Suntech Power Co., Ltd. dated August 21, 2008

10.29(1)(2)	English Translation of Solar-grade Polysilicon and Wafer Supply Agreement by and between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Wuxi Suntech Power Co., Ltd. dated August 21, 2008

21.1(2)	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu, an Independent Registered Public Accounting Firm

23.2	Consent of Appleby (included in Exhibit 5.1)

23.3(2)	Consent of Grandall Legal Group (included in Exhibit 99.5)

23.4(2)	Consent of Jones Lang LaSalle Sallmans Limited

24.1(2)	Powers of Attorney

99.1(2)	Code of Business Conduct and Ethics

99.2(2)	Consent of David Tang

99.3(2)	Consent of John Koh

99.4(2)	Consent of Otmar Haas

99.5(2)	Opinion of Grandall Legal Group regarding certain PRC legal matters

*	To be provided by amendment
(1)

Certain confidential portions of this exhibit are omitted by means of redacting a portion of the text. A request for confidential treatment of this exhibit has been submitted to the Commission under separate cover.

(2)	Previously filed